SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2019, released on April 9, 2020

1.2	Announcement of notice of annual general meeting, dated April 9, 2020

1.3	Circular regarding proposed re-election and election of directors, proposed re-election of supervisors, proposed amendments to articles of association and notice of annual general meeting, dated April 9, 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the impact of the outbreak of a novel strain of coronavirus, known as “COVID-19”, on the PRC economy and our operations and financial performance;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 9, 2020	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1Exhibit 1.1

CORPORATE CULTURE About China Telecom China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock Corporate Mission limited company incorporated in the People’s Republic of China with limited liability, Let the customers fully enjoy a new information life together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated intelligent information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2019, the Strategic Goal Company had mobile subscribers of about 336 million, wireline broadband subscribers of Be a leading integrated intelligent information services operator about 153 million and access lines in service of about 111 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or ”HKSE”) and the New York Stock Exchange respectively. Core Value Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together Operation Philosophy Pursue mutual growth of corporate value and customer value Service Philosophy Customer First Service Foremost Code of Corporate Practice Keep promise and provide excellent service for customers Cooperate honestly and seek win-win result in joint innovation Operate prudently and enhance corporate value continuously Manage precisely and allocate resources scientifically Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen Corporate Slogan Connecting the WorldCORPORATE CULTURE About China Telecom China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock Corporate Mission limited company incorporated in the People’s Republic of China with limited liability, Let the customers fully enjoy a new information life together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated intelligent information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2019, the Strategic Goal Company had mobile subscribers of about 336 million, wireline broadband subscribers of Be a leading integrated intelligent information services operator about 153 million and access lines in service of about 111 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or ”HKSE”) and the New York Stock Exchange respectively. Core Value Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together Operation Philosophy Pursue mutual growth of corporate value and customer value Service Philosophy Customer First Service Foremost Code of Corporate Practice Keep promise and provide excellent service for customers Cooperate honestly and seek win-win result in joint innovation Operate prudently and enhance corporate value continuously Manage precisely and allocate resources scientifically Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen Corporate Slogan Connecting the World

Forward-Looking Statements

Certain statements contained in this report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the "Company", a joint stock limited company incorporated in the People's Republic of China with limited liability) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

Contents

001 Contents
002 2019 Milestones
003 Corporate Information
004 Financial Highlights
008 Chairman's Statement
020 Biographical Details of Directors, Senior Management and Supervisors
032 Management's Discussion and Analysis
- 032 Business Review
- 041 Financial Review

052 Report of the Directors
086 Report of the Supervisory Committee
090 Recognition and Awards
092 Environmental, Social and Governance Report
- 094 Corporate Social Responsibility Report
- 116 Human Resources Development Report
- 126 Afterword
- 129 Table of the ESG Indicators
- 134 Independent Assurance Report
- 135 Appendix – ESG Reporting Guide Index
- 140 Corporate Governance Report

176 Independent Auditor's Report
181 Consolidated Statement of Financial Position
183 Consolidated Statement of Comprehensive Income
184 Consolidated Statement of Changes in Equity
185 Consolidated Statement of Cash Flows
187 Notes to the Consolidated Financial Statements
273 Financial Summary
275 Shareholder Information
Corporate Culture

China Telecom Corporation Limited **Annual Report 2019** 001

2019 MILESTONES

JAN

- As a pioneer to achieve interoperability of equipment from different vendors based on 5G standalone ("SA") architecture in the industry

APR

- Launched the *e-Surfing Cloud Industrial Internet Platform*, made full use of the secure and reliable, independently controllable e-Surfing Cloud infrastructure advantages, combining 5G and industrial Internet to create the industrial edge application and 5G industrial application ecospheres

MAY

- Held the *Co-building Double-Gbps Demonstration City and China Telecom Smart Family Ecosystem Collaboration Conference* in Shanghai, published the *China Telecom's Smart Family White Paper*, announced to build the five-in-one Smart Family product and service portfolio – consisting of Smart Broadband, Smart Family Platform, Smart Application, Smart Security and Smart Service

JUN

- China Telecom has been granted the permit to operate 5G digital cellular mobile service

JUL

- The total number of mobile subscribers exceeded 325 million, leaping to the second place in the industry in the country

SEP

- Entered into a 5G network co-build and co-share framework cooperation agreement with China United Network Communications Corporation Limited ("China Unicom"). Both parties can fully leverage their mutual complementary advantages over network and spectrum resources, jointly co-build one 5G access network nationwide, rapidly create 5G service capability and effectively reduce network construction and maintenance costs while continuing to operate the business and branding independently to achieve a win-win situation for both parties

OCT

- Officially launched 5G commercial services in 50 cities nationwide offering 5G services to individuals, households, government and enterprise customers and simultaneously rolled out government and enterprise customers-oriented 5G services based on SA architecture in Shenzhen

002

CORPORATE INFORMATION

Board of Directors

Executive Directors

Ke Ruiwen (Chairman and Chief Executive Officer)
Chen Zhongyue
Liu Guiqing
Zhu Min (Chief Financial Officer and Secretary of the Board)
Wang Guoquan

Non-Executive Director

Chen Shengguang

Independent Non-Executive Directors

Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

Audit Committee

Tse Hau Yin, Aloysius (Chairman)
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

Remuneration Committee

Xu Erming (Chairman)
Tse Hau Yin, Aloysius
Wang Hsuehming

Nomination Committee

Wang Hsuehming (Chairlady)
Tse Hau Yin, Aloysius
Xu Erming

Supervisory Committee

Sui Yixun (Chairman)
Zhang Jianbin (Employee Representative)
Yang Jianqing (Employee Representative)
Xu Shiguang
Ye Zhong

Legal Representative

Ke Ruiwen

Company Secretary

Wong Yuk Har

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Haiwen & Partners
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Stock Code

HKEx: 728
NYSE: CHA

Company Website

www.chinatelecom-h.com

China Telecom Corporation Limited **Annual Report 2019** 003

FINANCIAL HIGHLIGHTS

	2017	2018	**2019**
Operating revenues (RMB millions)	366,229	377,124	**375,734**
EBITDA[1] (RMB millions)	102,171	104,207	**117,215**
EBITDA margin[2]	30.9%	29.7%	**32.8%**
Net profit[3] (RMB millions)	18,617	21,210	**20,517**
Capital expenditure (RMB millions)	88,712	74,940	**77,557**
Free cash flow[4] (RMB millions)	7,267	22,457	**21,725**
Total debt/Equity[5]	32.0%	27.9%	**22.4%**
Earnings per share (RMB)	0.2300	0.2621	**0.2535**
Dividend per share (HK$)	0.115	0.125	**0.125**

1 *EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.*

2 *EBITDA margin is calculated based on EBITDA divided by service revenues.*

3 *Net profit represents profit attributable to equity holders of the Company.*

4 *In order to more objectively reflect the Company's free cash flow, enable a comparable basis to free cash flow of prior years and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation "free cash flow = EBITDA minus capital expenditure and income tax" has been changed to "free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights".*

5 *Total indebtedness refers to interest-bearing debts excluding lease liabilities. Total equity represented equity attributable to equity holders of the Company.*

For further information, please browse our website at www.chinatelecom-h.com

004

FINANCIAL HIGHLIGHTS Operating Revenues (RMB millions) 2019 375,734 2018 377,124 2017 366,229 EBITDA (RMB millions) 2019 117,215 2018 104,207 2017 102,171 Net Profit (RMB millions) 2019 20,517 2018 21,210 2017 18,617 Dividend Per Share (HK$) 2019 0.125 2018 0.125 2017 0.115 China Telecom Corporation Limited Annual Report 2019 005FINANCIAL HIGHLIGHTS Operating Revenues (RMB millions) 2019 375,734 2018 377,124 2017 366,229 EBITDA (RMB millions) 2019 117,215 2018 104,207 2017 102,171 Net Profit (RMB millions) 2019 20,517 2018 21,210 2017 18,617 Dividend Per Share (HK$) 2019 0.125 2018 0.125 2017 0.115 China Telecom Corporation Limited Annual Report 2019 005

SUPERIOR EXECUTION as the Bedrock for GrowthSUPERIOR EXECUTION as the Bedrock for Growth

CHAIRMAN'S STATEMENT

Connecting Infinity Empowering Future

The official commercialisation of 5G in China brought new development opportunities to the telecommunications industry. China Telecom has abundant network resources, professional team and good brand reputation which shape our unique edges. We focus on our customers, further promote "Cloudification", that allows our network to be more agile and flexible to offer personalised, secure and reliable service to our customers. We march forward to promote digital transformation of the economy and society, satisfy the informatisation demand upgrade of our customers, and create new value for the Company and shareholders!

Ke Ruiwen

Chairman and Chief Executive Officer

CHAIRMAN'S STATEMENT

Dear shareholders,

In 2019, China Telecom capitalised firmly on the invaluable opportunities arising from the digital transformation of the economy and society, as well as 5G commercialisation. We proactively and effectively responded to the pressures and challenges arising in our operating environment, dedicated to lean management while ensuring stable and healthy operation, and elevated our high-quality development to a new level. The whole Company is determined to forge ahead and adhere to the new development principles. Abiding by customer-oriented principles, we sharpened our overall strengths, pushed forward value operation, and significantly enhanced our market position. At the same time, the Company expanded proprietary innovation and open cooperation, while promoting co-building and co-sharing on all fronts and attaining a promising start in 5G commercialisation. Insisting on innovation and coordination, as well as deepening reform, we promoted the vitality of the Company and our employees, while working with our industry partners to create a new landscape for our further development, laying a solid foundation for the long-term growth of our corporate value and shareholder value in the future.

Overall Results

In 2019, operating revenues of the Company amounted to RMB375.7 billion. Service revenues[1] amounted to RMB357.6 billion, representing an increase of 2.0% compared to last year and continuing to maintain higher than the industry average service revenues growth. Of which, mobile service revenues amounted to RMB175.5 billion, representing an increase of 4.7% over last year. Wireline service revenues were approximately RMB182.1


Service Revenues ⇧ 2.0%
Surpassing Industry Average for 6 Consecutive Years
Total Number of Mobile Subscribers Approx. 336 Mil
Leaping to No. 2 in the Industry

[1] *Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.*

China Telecom Corporation Limited Annual Report 2019 009

CHAIRMAN'S STATEMENT

billion, representing a decrease of 0.4% over last year. Revenues from emerging businesses[2] accounted for 55.3% of total service revenues and contributed 4.5 percentage points to the total service revenues growth, alongside a continual optimisation of the revenue structure and the continuous expansion of development impetus. EBITDA[3] amounted to RMB117.2 billion, representing an increase of 12.5% compared to last year. Net profit[4] amounted to RMB20.5 billion, representing a decrease of 3.3% over last year and an increase of 2.0% compared to the 2018 net profit excluding the one-off after-tax gain from the listing of China Tower Corporation Limited[5]. Basic earnings per share were RMB0.25. Capital expenditure was approximately RMB77.6 billion, of which investment excluding 5G declined for the fourth consecutive year. Free cash flow[6] was RMB21.7 billion.


Investment
Excluding 5G
5G
$
Declined
for the
4th
Consecutive
Year

Taking shareholders' returns into full consideration, alongside the Company's profitability, cash flow level and capital requirement for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders' meeting that a final dividend equivalent to HK$0.125 per share for the year 2019 to be declared. Going forward, the Company will continue to create shareholder value, while fully balancing the cash flow required for the long-term development of the Company with returns to shareholders.

Vibrant Commencement of 5G

2019 marked the first year of the 5G era in China. The official commercialisation of 5G has expedited the vibrant rise of information and communications technologies, as well as continuous upgrade in the demand for integrated



Chairman Ke Ruiwen received 5G license granted to China Telecom by the Ministry of Industry and Information Technology

2 *Revenues from emerging businesses include revenues from data traffic, Internet applications and DICT services.*

3 *EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.*

4 *Net profit represents profit attributable to equity holders of the Company.*

5 *The one-off after-tax gain from the listing of China Tower Corporation Limited in 2018 was approximately RMB1.1 billion.*

6 *In order to more objectively reflect the Company's free cash flow, enable a comparable basis to free cash flow of prior years and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation "free cash flow = EBITDA minus capital expenditure and income tax" has been changed to "free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights".*

010

CHAIRMAN'S STATEMENT

information services. This added strong momentum to the rapid development of the digital economy and society. By fully capitalising on our previous deployment and preparation for 5G, the Company strives to open up a new "blue ocean" for integrated information services.

Building 5G network competitiveness through co-building and co-sharing on all fronts as well as mastering core technologies

In 2019, in order to efficiently build a 5G network and quickly develop its 5G service capabilities, the Company collaborated with China United Network Communications Corporation Limited to leverage the mutually complementary advantages in network and spectrum resources and rolled out 5G network co-building and co-sharing, effectively saving costs on network construction, operation and maintenance while enhancing the market competitiveness of 5G network and business. By the end of 2019, the Company had invested RMB9.3 billion to build 40 thousand 5G base stations, and co-shared more than 20 thousand of China Unicom's 5G base stations. The total number of 5G base stations in use exceeded 60 thousand, covering key areas of over 50 cities where 5G commercialisation has commenced. Meanwhile, the Company accelerated the resources and technologies accumulation for 5G carrying network and core network. As a result, the Company's network competitiveness was significantly enhanced.

The Company maintained its deep involvement in the evolution of global 5G standards. It took the lead in the formulation of various international 5G standards, and completed numerous patent applications and international standard publications. The Company also innovated SA solutions, conducted SA networking trials together with multiple vendors, and led the breakthroughs in 4G/5G integration and other bottlenecks hindering SA commercialisation. The Company was designated by GSMA to lead the global 5G SA industry chain to formulate and publish "5G SA Deployment Guidelines" in a timely manner. The Company conducted proprietary research and development ("R&D") of mobile edge computing ("MEC") platform and management platform for network slicing, expedited the maturity of the SA industry chain. The Company carried out innovative R&D of a series of technologies for indoor coverage, while promoting low-cost solutions for indoor coverage. As a result, the Company's ability to master 5G core technologies and capabilities continued to strengthen, while its status in the global 5G industry chain significantly elevated.



5G autonomous driving demonstration in the 6th World Internet Conference

China Telecom Corporation Limited Annual Report 2019 011

CHAIRMAN'S STATEMENT

Promising start of 5G led by application innovation and scale market expansion

On 31 October 2019, the Company officially launched its 5G commercial services in 50 cities across the country, and created a membership-based innovative service model of "5G + Privileges + Applications" for individuals and 5G service combining "5G + Gigabit Broadband + Smart Family Applications" for households. By the end of February 2020, the scale of the Company's 5G package subscribers reached 10.73 million. Meanwhile, the Company also extensively explored the endowment of 5G into areas such as digital government, smart cities, industrial Internet and the like. The Company innovated integrated information service solutions by leveraging the ultra-large bandwidth, low latency, and massive connectivity features of 5G, as well as integrating new emerging technologies such as edge computing and industrial passive optical networks ("PON"). The Company has now rolled out 5G services for smart cities based on SA architecture in Shenzhen, while also setting benchmarks in a number of demonstrative industries, including industrial Internet, smart energy, smart ports, telemedicine, and distance education. This allowed us to accumulate a number of promising application scenarios for SA commercialisation.


5G Package Subscribers
10.73 Mil
(By the end of February 2020)

Stable and Healthy Operation throughout the Year and Significant Enhancement of Market Competitiveness

In 2019, the Company accelerated its expansion of integrated information services, consolidated its capabilities in network, service and operation, while continuing to deepen its reform and innovation. Our operation proved to be highly resilient, with our market competitiveness strengthening on all fronts.

Customer-driven and accelerated expansion of integrated information services

The Company focused on the flourishing demand among individual customers for informatisation services. With mobile data traffic as the driving force, the Company broadened its ecological cooperation and built an innovative customer privilege system to enhance our differentiated market competitiveness in convergence operation. As a result, our subscriber base continued to expand and our market position significantly elevated. The total number of mobile subscribers was approximately 336 million, leaping to the second place in the industry in the country. The net addition of mobile subscribers

012

CHAIRMAN'S STATEMENT

was almost 32.57 million for the full year, with a net addition market share reaching 53.2%. 4G penetration reached 83.8%, maintaining a leading position in the industry, laying a good foundation for users to upgrade to 5G and value growth in the future.

The Company also proactively planned new household informatisation services. The five-in-one Smart Family product and service portfolio – combining Smart Broadband, Smart Home Platform, Smart Applications, Smart Security and Smart Services – began to take shape. Amidst fierce market competition, the Company continued to expand its broadband subscriber scale with user stickiness remaining stable. The total number of wireline broadband subscribers reached 153 million, representing a net addition of 7.34 million. The triple-play penetration[7] of broadband subscribers reached 64%. The number of IPTV subscribers reached 113 million. As Smart Family applications such as Whole-home Wi-Fi, e-Surfing Webcam and Family Cloud become more enriched, the value contribution of these services will be more prominent. The broadband blended ARPU was RMB42.6.



Hunan citizens experienced China Telecom's 5G applications on 2019 Telecom Day


4G Penetration
Industry
No. 1

The Company also accelerated the extensive integration of emerging technologies into application scenarios for government and enterprise. The Company continued to build up and unleash the unique advantages of cloud-network integration, and expanded the combination of basic network access with technologies such as cloud computing, Big Data and Internet of Things ("IoT"), to thoroughly identify the needs of customers in benchmarking industries and to assess the market potential. The Company's "e-Surfing Cloud" ranked seventh in the world and first among global operators in IaaS public cloud by market share[8], and also ranked first in China's hybrid cloud market[9]. Our IDC business ranked overall first within the country[9]. Revenue from cloud service reached RMB7.1 billion, representing an increase of 57.9% compared to last year, becoming the top growth driver within the DICT business. The number of IoT connected devices reached 157 million, with revenue increasing by 21.7% compared to last year. The Company's DICT business is gradually becoming a new growth driver.

7 *The triple-play penetration rate represents the percentage of wireline broadband customers by identity document who also subscribe to mobile and e-Surfing HD services at the same time*

8 *Source: IDC*

9 *Source: China Internet Weekly*

China Telecom Corporation Limited Annual Report 2019 013

CHAIRMAN'S STATEMENT

Consolidating network foundation and reinforcing the core competitiveness of cloud-network integration

The Company continued to optimise the network user experience, and conducted targeted coverage and dynamic capacity expansion of its 4G network to support the scale development of 4G users and data traffic as well as the full commercialisation of its VoLTE business. The Company deployed 10G PON equipment, promoted the scale construction of gigabit networks in key cities, and reinforced broadband access edge. Meanwhile, to grasp the trend of increasing demand in migrating to cloud in integrated information services, the Company promoted "Cloudification" on all fronts, effectively consolidated IDC resources, optimised the deployment of cloud resource pools and advanced the transformation of existing telecommunications facilities into data centres. The Company also deployed edge computing and CDN in a collaborative way, accelerated the launch of cloud-network products such as high-quality optical transport networks ("OTN"), software-defined wide area networks ("SD-WAN") and dedicated cloud-network for government and enterprise customers. China Telecom's core competitiveness of unified cloud-network architecture based on "cloud-as-the-core and cloud-led network" is quickly becoming evident.


"e-Surfing Cloud"
Market Share Ranking
No. 1
among Global
Operators

Consolidating service edges and maintaining industry leading customer perceptions

Led by customer perceptions, the Company enhanced the end-to-end service experience, established the reputation of its products for being secure and reliable, and built the competitive advantages of its services. By optimising its sales channels and broadening its customer reach, the Company explored sales models based on

014

CHAIRMAN'S STATEMENT

scene marketing. Forming teams of "Smart Family Engineers" and "Cloudification Enablement Experts", the Company developed an advantage in professional talent for integrated information services. The Company built its operation capabilities in cloud-network integration, enhanced the activation and maintenance efficiency of its dedicated lines for government and enterprise customers. The Company also gradually rolled out self-help service for government and enterprise customers. Through the introduction of services powered by AI technologies and promoting "new media" customer service, the Company effectively lowered the service volume delivered by human while optimising the user experience. The service satisfaction of the Company continued to be industry leading, ranking first for both overall satisfaction and for mobile Internet access among public users. We also had the lowest customer complaint rate in the industry[10].


Overall Satisfaction and Mobile Internet Access Satisfaction among Public Users
Both Ranked
No. 1 in
the Industry

Ongoing enhancement of corporate efficiency with intelligence-injected operation and management reinforcement

The Company strengthened its aggregation and application of data, with capabilities of its corporate core continuing to manifest. By launching the next generation BSS 3.0 system and through the optimisation of its product management as well as development and operation systems, the Company achieved rapid loading and automatic activation of its cloud-network integration services. The Company also conducted network construction and maintenance supported by using Big Data and applied AI technologies to automate management functions. With efficiency enhancement of key resources as the focus, the Company dynamically optimised its resource allocation, strengthened precision investment and effectively reduced the costs of average electricity tariff, per tower rental fee, sales channel costs and wireline terminal costs. The Company reinforced centralisation, and further centralised its capital management and equipment procurement, with an aim to reduce costs and increase efficiency, enabling it to maintain a solid financial structure.

[10] *Source: The Ministry of Industry and Information Technology of the PRC*

China Telecom Corporation Limited Annual Report 2019 015

CHAIRMAN'S STATEMENT

Deepening reform and innovation, stimulating corporate vitality and intrinsic motivation

The Company firmly pushed forward with internal reforms. Confronted with key future application scenarios, the Company built innovation centres for digital government, smart cities and industrial Internet. The Company also shortened the end-to-end response time for customers and enhanced its capabilities to provide integrated information services. The Company continued to push forward reforms of its R&D system, consolidated R&D centres, and also established a system for scientists and chief experts. The Company accelerated the creation of new proprietary core technologies, incentivised the vitality of research personnel, enabling the Company to lead a number of key national R&D projects. The R&D expenses of the Company for the year increased by 57% compared to last year. The Company also optimised the department functions relating to network construction, operation and maintenance, as well as informatisation, in order to lay a solid foundation for implementing cloud-network integration and accelerating the digital transformation of the Company. At the same time, the Company further promoted the mixed ownership reform of its professional subsidiaries. Our Internet finance company was included in a pilot programme of mixed ownership reform for state-owned enterprises (SOE), and the "Double-Hundred Action" for SOE reform, with the introduction of strategic investors attaining progressive results.

Embarking on a New Journey for Integrated Intelligent Information Services

In the new year, China Telecom will forge ahead to become a leading integrated intelligent information service operator. The Company will accelerate "Cloudification" on all fronts, promote cloud-network integration and build the cloud-network integrated digital platform and establish a new type of network infrastructure. The Company will also deepen the application of cloud-network products and operation system reform while accelerate the data aggregation from 5G, cloud, DICT and capability centres. To enhance the capabilities of corporate core and strengthen the level of intelligent operation management within the Company, we will develop an open and compatible Big Data pool, and apply Big Data analytics to products, services, cloud-network construction and operation, risk management, and resource allocation, among other areas. The Company will reinforce its network and talent edges to strengthen market competitiveness. The

016

CHAIRMAN'S STATEMENT

Company will make full use of its abundant 5G spectrum resources to accelerate 5G network construction, strengthen the unique advantage of cloud-network integration and accelerate the evolution towards a smart ubiquitous network, which is simple, agile, efficiently-centralised, open and secure. The Company will push forward market-oriented reforms, which will further stimulate the vitality and intrinsic motivation for corporate development. The Company will also push forward reforms for R&D system and accelerate the breakthroughs in key technology areas. The Company will carry out extensive innovation and cooperation and expedite the expansion of informatisation services. The Company will aggregate favourable resources, expand ecological cooperation, promote the development of 5G applications and SA scale commercialisation. The Company will continue to enrich its Smart Family product portfolio, strengthen and leverage on its leading edge in DICT business, continue to nurture new ecosystems represented by Smart Family, Cloud, IoT and Internet Finance, and create a new engine for the Company's long-term sustainable development.

Corporate Governance and Social Responsibility

The Company strives to maintain a high level of corporate governance and has always adhered to excellent, prudent and efficient corporate governance principles. The Company insists on governing the Company in accordance with laws and regulations, as well as compliance operation. The Company attaches great importance to risk management and control, continuing to enhance corporate transparency to ensure the healthy and sustainable growth of the Company. In the area of corporate governance, our consistent efforts and outstanding performance have been widely recognised and highly appreciated by the capital market. We were awarded "Most Honoured Company in Asia", for the 9th consecutive year by *Institutional Investor*. We were accredited with the "Platinum Award – Excellence in Environmental, Social and Governance" for the 11th consecutive year by *The Asset* and were also awarded "Highly Commended Initiative in Innovation" for our "Cloudification in 5G" strategy. In addition, we were awarded, for the 12th time, "The Best of Asia – Icon on Corporate Governance" by *Corporate Governance Asia*. We were also accredited the awards including "No. 1 Best Managed Company", "No. 1 Best Investor Relations" and "No. 1 Best ESG" in China region from *FinanceAsia*.

The Company insisted on integrating corporate social responsibility into corporate development, governing the Company in accordance with laws and regulations, upholding integrity within business operation, proactively implementing the Cyberpower strategy and firmly safeguarding network and information security to enable the digital transformation of the economy

China Telecom Corporation Limited Annual Report 2019 017

CHAIRMAN'S STATEMENT

and society. We also strengthened risk prevention of the Company and proactively carried out poverty alleviation leveraging information, while continuously promoting energy saving and emission reduction. We implemented "Speed Upgrade and Tariff Reduction" and "Mobile Number Portability", stood firmly against price war and promoted fair and orderly market competition and pushed forth the sustainable and healthy development of the industry. We also insisted on quality service and the protection of customer rights. We cooperated with our business partners to create ecological prosperity. We also effectively reduced the duplicate construction of infrastructure by promoting co-building and co-sharing of network infrastructure resources. In support of the "Belt and Road" initiative, we enhanced network interconnections and intercommunications with relevant countries. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including the 70th Anniversary of the Founding of the People's Republic of China, the 20th Anniversary of Macau Handover, the Boao Forum for Asia, the "Belt and Road" Summit for International Cooperation, and the China International Import Expo.

Outlook

At present, a new round of technological revolution and industry transformation is unfolding. New information and communications technologies are evolving rapidly every day, while the demand for information consumption is continuing to escalate. Technology and market forces are the twin wheels that are propelling the nation's information and communications industry to a vast and bright future. At the same time, we are facing new challenges in the dynamic global situation and landscape, with economies of scale for the 5G industry yet to emerge.

The outbreak of the novel coronavirus (COVID-19) epidemic since the beginning of 2020 has impacted the business development and network construction of the Company. China Telecom has proactively fulfilled its corporate social responsibility, and was the first company to complete 5G network deployment for the Wuhan Huoshenshan Hospital and other locations. The Company also leveraged the advantages of e-Surfing Cloud and Big Data to support epidemic prevention and control, as well as the informatisation of medical diagnostics and treatment. The Company took proactive caring measures for employees' safety and well-being.


中国电信

Telecommunication assurance for Wuhan Huoshenshan Hospital

018

CHAIRMAN'S STATEMENT

Meanwhile, the Company will work hard to respond to the impact of the epidemic, while actively grasping the new changes in market demand and providing proliferating informatisation solutions to better serve its customers.

As a Chinese saying goes, "those with vision march steadily, while those with steadiness march further". We are fully confident about the future. China Telecom will continue to adhere to the new development principles, insist on customer and market-orientated approaches, and strive for innovation and development. The Company will push forward 5G network construction on all fronts, accelerate co-building and co-sharing, firmly promote cloud-network integration, deepen corporate reform and further cultivate intelligent operation. The Company will work with industry partners to create a better future, and continue to march towards becoming a leading integrated intelligent information services provider, while striving to create new value for shareholders and altogether enjoy the accomplishment of high-quality development.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support all along. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Gao Tongqing for his outstanding contributions to the Company during his tenure. At the same time, I would like to welcome Mr. Li Zhengmao, President and Chief Operating Officer of the Company, to join the Company.



Ke Ruiwen

Chairman and Chief Executive Officer

Beijing, China
24 March 2020

China Telecom Corporation Limited **Annual Report 2019** 019

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Ke Ruiwen Age 56, is an Executive Director, the Chairman of the Board of Directors and Chief Executive Officer of the Company, joined the Board of Directors of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company * and China Telecommunications Corporation , General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry. Mr. Li Zhengmao Age 57, is the President and Chief Operating Officer of the Company, graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of the HKSE, a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is also a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry. * Now known as “中國 電信集 團有限 公司”, the controlling shareholder (within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong) of the Company, holds approximately 70.89% of the issued share capital of the Company. 020BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Ke Ruiwen Age 56, is an Executive Director, the Chairman of the Board of Directors and Chief Executive Officer of the Company, joined the Board of Directors of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company * and China Telecommunications Corporation , General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry. Mr. Li Zhengmao Age 57, is the President and Chief Operating Officer of the Company, graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of the HKSE, a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is also a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry. * Now known as “中國 電信集 團有限 公司”, the controlling shareholder (within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong) of the Company, holds approximately 70.89% of the issued share capital of the Company. 020

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Chen Zhongyue Age 48, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry. Mr. Zhang Zhiyong Age 54, was appointed as an Executive Vice President of the Company on 10 July 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited, both are listed on the Main Board of the HKSE. Mr. Zhang has extensive experience in management and the telecommunications industry. China Telecom Corporation Limited Annual Report 2019 021BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Chen Zhongyue Age 48, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry. Mr. Zhang Zhiyong Age 54, was appointed as an Executive Vice President of the Company on 10 July 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited, both are listed on the Main Board of the HKSE. Mr. Zhang has extensive experience in management and the telecommunications industry. China Telecom Corporation Limited Annual Report 2019 021

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Liu Guiqing Age 53, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in August 2019. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry. Madam Zhu Min Age 55, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company, joined the Board of Directors of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited which is listed on the Main Board of the HKSE, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and a Director of Shanghai Pudong Development Bank Co., Ltd. which is listed on the Shanghai Stock Exchange. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry. 022BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Liu Guiqing Age 53, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in August 2019. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry. Madam Zhu Min Age 55, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company, joined the Board of Directors of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited which is listed on the Main Board of the HKSE, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and a Director of Shanghai Pudong Development Bank Co., Ltd. which is listed on the Shanghai Stock Exchange. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry. 022

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Wang Guoquan Age 47, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in August 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd., which is listed on the Shanghai Stock Exchange. Mr. Wang has extensive experience in management and the telecommunications industry. China Telecom Corporation Limited Annual Report 2019 023BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Wang Guoquan Age 47, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in August 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd., which is listed on the Shanghai Stock Exchange. Mr. Wang has extensive experience in management and the telecommunications industry. China Telecom Corporation Limited Annual Report 2019 023

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Chen Shengguang Age 56, is a Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., * Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, a Director of FSPG Hi-Tech Co., Ltd. which is listed on the Shenzhen Stock Exchange, a Non-Executive Director of Xingfa Aluminium Holdings Limited which is listed on the Main Board of the HKSE, a Director of Guangdong Silk-Tex Group Co., Ltd., the Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management. * A substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance. 024BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Chen Shengguang Age 56, is a Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., * Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, a Director of FSPG Hi-Tech Co., Ltd. which is listed on the Shenzhen Stock Exchange, a Non-Executive Director of Xingfa Aluminium Holdings Limited which is listed on the Main Board of the HKSE, a Director of Guangdong Silk-Tex Group Co., Ltd., the Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management. * A substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance. 024

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Tse Hau Yin, Aloysius Age 72, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of the HKSE. Mr. Tse is also an Independent Non- Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the Main Board of the HKSE until October 2014). From 2004 to 2010, he was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the Main Board of the HKSE. From 2005 to 2016, Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the Main Board of the HKSE. Mr. Tse was appointed as an Independent Non- Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong. China Telecom Corporation Limited Annual Report 2019 025BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Tse Hau Yin, Aloysius Age 72, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of the HKSE. Mr. Tse is also an Independent Non- Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the Main Board of the HKSE until October 2014). From 2004 to 2010, he was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the Main Board of the HKSE. From 2005 to 2016, Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the Main Board of the HKSE. Mr. Tse was appointed as an Independent Non- Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong. China Telecom Corporation Limited Annual Report 2019 025

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Professor Xu Erming Age 70, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is an Independent Non-Executive Director of Comtec Solar Systems Group Limited, which is listed on the Main Board of the HKSE. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and was an Independent Supervisor of Harbin Electric Company Limited, which is listed on the Main Board of the HKSE. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University. 026BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Professor Xu Erming Age 70, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is an Independent Non-Executive Director of Comtec Solar Systems Group Limited, which is listed on the Main Board of the HKSE. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and was an Independent Supervisor of Harbin Electric Company Limited, which is listed on the Main Board of the HKSE. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University. 026

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Madam Wang Hsuehming Age 70, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatisations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross- border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades. China Telecom Corporation Limited Annual Report 2019 027BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Madam Wang Hsuehming Age 70, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatisations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross- border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades. China Telecom Corporation Limited Annual Report 2019 027

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Yeung Chi Wai, Jason Age 65, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited, which is listed on the Main Board of the HKSE. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited, which is listed on the Main Board of the HKSE and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited which is listed on the Main Board of the HKSE, from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange, from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada. Supervisors Mr. Sui Yixun Age 56, is the Chairman of the Supervisory Committee of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited which is listed on the Main Board of the HKSE. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation, General Manager of China Telecom Inner Mongolia Autonomous Region branch and the Managing Director of audit department of the Company. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry. 028BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Yeung Chi Wai, Jason Age 65, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited, which is listed on the Main Board of the HKSE. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited, which is listed on the Main Board of the HKSE and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited which is listed on the Main Board of the HKSE, from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange, from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada. Supervisors Mr. Sui Yixun Age 56, is the Chairman of the Supervisory Committee of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited which is listed on the Main Board of the HKSE. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation, General Manager of China Telecom Inner Mongolia Autonomous Region branch and the Managing Director of audit department of the Company. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry. 028

BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Zhang Jianbin Age 54, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received a LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications of the MPT. Mr. Zhang has extensive experience in corporate legal affairs. Mr. Yang Jianqing Age 60, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in May 2017. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company, General Manager and Senior Consultant of Corporate Culture Department of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry. Mr. Xu Shiguang Aged 40, is a Supervisor of the Company, joined the Supervisor Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing. Mr. Ye Zhong Age 60, is a Supervisor of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Director of Zhejiang Provincial Financial Holdings Co., Ltd., Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., and Chairman of Zhejiang Financial Market Investment Co. Ltd.. Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. Mr. Ye served as Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Industry Fund Co., Ltd., Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management. China Telecom Corporation Limited Annual Report 2019 029BIOGRAPHICAL DETAILS OF DIRECTORS, SENIOR MANAGEMENT AND SUPERVISORS Mr. Zhang Jianbin Age 54, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received a LLM degree. He also had an EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications of the MPT. Mr. Zhang has extensive experience in corporate legal affairs. Mr. Yang Jianqing Age 60, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in May 2017. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company, General Manager and Senior Consultant of Corporate Culture Department of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry. Mr. Xu Shiguang Aged 40, is a Supervisor of the Company, joined the Supervisor Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing. Mr. Ye Zhong Age 60, is a Supervisor of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Director of Zhejiang Provincial Financial Holdings Co., Ltd., Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., and Chairman of Zhejiang Financial Market Investment Co. Ltd.. Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. Mr. Ye served as Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Industry Fund Co., Ltd., Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management. China Telecom Corporation Limited Annual Report 2019 029

INNOVATIVE CONVERGENCE to Establish EdgeINNOVATIVE CONVERGENCE to Establish Edge

MANAGEMENT'S DISCUSSION AND ANALYSIS

Business Review

The following table sets out the key operating data for 2017, 2018 and 2019:

	Unit	2017	2018	2019	2019 change over 2018
Mobile subscribers	Million	249.96	303.00	335.57	10.7%
Mobile voice usage	Million minutes	769,152	827,724	820,346	-0.9%
Handset data traffic	kTB	3,597	14,073	24,370	73.2%
Wireline broadband subscribers	Million	133.53	145.79	153.13	5.0%
e-Surfing HD subscribers	Million	85.76	105.35	112.62	6.9%
IoT connected devices	Million	44.30	106.93	157.41	47.2%
BestPay average monthly active users	Million	33.00	43.41	56.31	29.7%
Access lines in service	Million	121.80	116.48	110.85	-4.8%
Wireline local voice usage	Million pulses	75,144	60,213	55,870	-7.2%


MWC19

Mobile World Congress 2019



032

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Business Review

Key Operating Performance in 2019

In 2019, adhering to customer-centric principles, the Company further expedited scale development, pushed forward value operation, deepened reform and innovation, and improved service quality, which led to new achievements in the Company's high-quality development. The Company's operating revenues reached RMB375.7 billion, of which service revenues increased by 2.0% year on year to RMB357.6 billion. Revenues from emerging businesses increased 8.6% year on year to RMB197.7 billion, which drove service revenue growth up by 4.5 percentage points.

1. Advancing scale development of the mobile business to the next level, building new edge on 5G-driven personal informatisation services

The Company insisted on valuable scale development, firmly implemented a proactive market strategy, focused on customers' perceptions and demands, further strengthened data operation as well as business convergence, and continued to streamline, optimise and upgrade its service package offerings, which together elevated both of the Company's customer and corporate values. The Company strengthened terminal-driven strategy and terminal operations by stepping up effort in developing Orange Instalment Payment Service to better fulfill customers' demands for terminals. The Company also strengthened marketing and sales organisation in key markets and further expanded, with differentiation and innovation, into enterprise and rural markets. In 2019, the Company's mobile subscribers net addition was nearly 32.57 million, achieving a 53.2% share of total subscriber net addition in the industry, maintaining a leading position in the industry. The Company's total number of mobile subscribers was approximately 336 million, leaping to the second place in the industry in the country, while mobile service revenues increased 4.7% year-on-year.


Mobile Subscriber Net Addition
Market Share
53.2%


电信5G正式商用
全新套餐 特色应用 尊享权益
5G
hello

China Telecom Corporation Limited Annual Report 2019 033

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Business Review

The Company seized new opportunities arising from 5G commercialisation by creating a new development model of "5G + Privileges + Applications" to forge new edges in the area of individual informatisation services. It launched a member privilege system for 5G subscribers, strengthened operation of its membership system, and worked with leading partners to continue to develop ecosystem privileges. Leveraging the strengths of cloud-network integration, the Company introduced HD contents and launched a number of featured applications such as Cloud VR/AR, Cloud Gaming, and Cloud Computer. These prompted across-the-board enhancement of user experience of 5G individual informatisation services. As of the end of February 2020, the number of the Company's 5G package subscribers had reached 10.73 million, creating new momentum to enhance the value of the mobile business.


For Households
5G + Gigabit Broadband + Smart Family Applications
For Individuals
5G + Privileges + Applications

Mobile Subscribers


(Million)
303.00
242.43
335.57
10.7%
281.24
16.0%
2018
2019
Mobile
4G

Wireline Broadband Subscribers


(Million)
145.79
105.35
153.13
5.0%
112.62
6.9%
2018
2019
Broadband
e-Surfing HD

034

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business Review

2. **Building Smart Family system on all fronts, with household informatisation applications beginning to take shape**

The Company proactively planned the development of household informatisation, while developing a comprehensive five-in-one Smart Family product and service portfolio that encompasses Smart Broadband, Smart Family Platform, Smart Applications, Smart Security and Smart Services. It launched Smart Broadband service and forged an end-to-end service system for "5G + Gigabit Broadband + Smart Family Applications". It set up the Smart Family Platform, strengthened the operational management of ubiquitous smart terminals, and enabled API exposure to empower the industry ecosystem. Over 120 million of devices had already been connected to the Smart Family Platform. The Company further enriched its Smart Applications, including 4K/8K ultra-high-definition videos which offer abundant content and splendid experience, while e-Surfing Webcam leveraged the resource empowerment of cloud-network integration and platform capabilities to widely support the "safe communities" and "safe villages" initiatives and safeguarded millions of families. The Company also put emphasis on Smart Security, protecting the interests of users and data security by fortifying terminals, access, applications, cloud storage and other aspects. The Company upgraded Smart Services by continuously enhancing the expertise of its Smart Family Engineer teams, in order to meet the needs for the smart detection of Wi-Fi signals in different environments and the design of customised home networking solutions. The number of Whole-home Wi-Fi users reached 17.91 million. In 2019, the Company's wireline broadband subscriber net addition reached 7.34 million, bringing the total number of broadband subscribers to 153 million. The subscribers of e-Surfing HD (IPTV) reached 113 million, while revenues of Smart Family applications and services[1] increased by 63.2% year-on-year, delivering an increasing value contribution.


Broadband Subscriber Net Addition
7.34 Mil
Smart Family Applications and Services Revenues
63.2%

1 *Revenues of Smart Family applications and services include revenues from Whole-home Wi-Fi, Family Cloud and other businesses.*

China Telecom Corporation Limited Annual Report 2019 035

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Business Review

3. Innovative development in government and enterprise informatisation, alongside continuous reinforcement of leading edge in services

The Company hastened government and enterprise business reform, innovated and optimised organisations and mechanisms, and continued to enhance professional capabilities. It also focused on key areas to develop use cases, as well as gathered industries' forces to forge the "5G + Cloud + DICT" ecosystem. As a result, key related businesses maintained rapid growth. The Company formed innovation centres for digital government, smart cities and industrial Internet sectors. It strengthened capabilities in terms of platform and business integration in cloud, IoT, etc., which prompted continuous enhancement of professional capabilities. The Company also developed more than 100 use cases for media live broadcast, industrial Internet, video surveillance, smart healthcare and other key areas. The Company further founded the 5G Industry Innovation Alliance, the 5G United Innovation Centres and 5G open labs, with an aim to actively nurture industry ecosystem. The Company's e-Surfing Cloud gained a market share ranking no. 7 in the global public cloud IaaS market and no. 1 among global telecom operators[2], while its brand influence also continued to expand with its IDC business earning a no. 1 overall ranking in the country[3].


Cloud Revenues
57.9%
DICT Revenues
RMB
53.6 Bil
IoT Open Platform
Connected to
Over 20 Mil
Terminals

[2] Source: IDC
[3] Source: China Internet Weekly

036

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Business Review

The Company's IoT open platform are connected to over 20 million terminals and supported mainstream IoT access protocols, enabling the rapid launch of partners' application products. In 2019, revenues from the Company's DICT business reached RMB53.6 billion, of which revenues from cloud business was RMB7.1 billion, representing an increase of 57.9% year-on-year. The number of IoT connected devices reached 157 million, with revenues increasing by 21.7% year-on-year.


中国电信5G正式商用
5G
hello

Management conducted on-site research of 5G commercial launch in Chaoyang district outlet of Beijing

4. Continuous improvement of operations and management, maintaining industry-leading customer satisfaction

The Company utilised data to enhance the efficiency of its operations and management, continued to optimise its intellectual corporate core, strengthened data consolidation to empower frontline customer touchpoints by precision products strategies matching, and fully launched the BSS3.0 system, resulting in significant increase in the efficiency of product operation. By optimising the layout of its sales channels, applying chain-store approach in the operations of its core outlets, and exploring scene marketing for 5G + Smart Family services, the professional competence and efficiency of the Company's sales channel operation steadily increased. The Company formed a customer-centric product system, continued to optimise product management, development and operation based on customers' needs. It also propelled the construction of customer-oriented service system by continuously increasing the efficiency of AI-powered smart services and optimising star-grade services, thereby realising more prominent value of the services. In 2019, the Company continued to lead the industry in overall customer satisfaction and in customer satisfaction for mobile Internet access service[4].

[4] *Source: The Ministry of Industry and Information Technology of the PRC*

China Telecom Corporation Limited **Annual Report 2019** 037

MANAGEMENT’S DISCUSSION AND ANALYSIS | Business Review Data to support the in-depth coverage 5. Strengthening network and dynamic capacity expansion edge with cloud-network of its 4G network at key locations, integration accelerated powerfully supporting the growth of The Company constantly promoted 4G subscribers and data traffic volume, high-quality network construction as well as the full commercialisation and pushed forward network of VoLTE service. Adhering to market intelligentisation with reference demands, the Company expanded to CTNet 2025 as the blueprint. its fibre network coverage on a need Capitalising on extensive resources basis and improved the efficiency of and co-building and co-sharing resources utilisation, while catering to development philosophy, the the needs of high-speed users by 10G Company spurred rapid scale PON network upgrade in developed deployment of 5G network beginning urban areas. Persisting with the goal to with precision coverage in regions build a high-quality smart ubiquitous with high data traffic volume and network, the Company stepped up high value. The Company built 40 technological R&D and innovation, thousand 5G base stations and co- accelerated cloud-network integration, shared over 20 thousand 5G base and committed itself to building a stations of China Unicom, yielding next-generation, fully cloud-based and over 60 thousand base stations in full-fibre intelligent network that is use. Guided by user experience and simple, agile, efficiently-centralised, perception, the Company utilised Big open and secure. Management attended Artificial Intelligence Development Whitepaper Release Event 038MANAGEMENT’S DISCUSSION AND ANALYSIS | Business Review Data to support the in-depth coverage 5. Strengthening network and dynamic capacity expansion edge with cloud-network of its 4G network at key locations, integration accelerated powerfully supporting the growth of The Company constantly promoted 4G subscribers and data traffic volume, high-quality network construction as well as the full commercialisation and pushed forward network of VoLTE service. Adhering to market intelligentisation with reference demands, the Company expanded to CTNet 2025 as the blueprint. its fibre network coverage on a need Capitalising on extensive resources basis and improved the efficiency of and co-building and co-sharing resources utilisation, while catering to development philosophy, the the needs of high-speed users by 10G Company spurred rapid scale PON network upgrade in developed deployment of 5G network beginning urban areas. Persisting with the goal to with precision coverage in regions build a high-quality smart ubiquitous with high data traffic volume and network, the Company stepped up high value. The Company built 40 technological R&D and innovation, thousand 5G base stations and co- accelerated cloud-network integration, shared over 20 thousand 5G base and committed itself to building a stations of China Unicom, yielding next-generation, fully cloud-based and over 60 thousand base stations in full-fibre intelligent network that is use. Guided by user experience and simple, agile, efficiently-centralised, perception, the Company utilised Big open and secure. Management attended Artificial Intelligence Development Whitepaper Release Event 038

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Business Review

Outlook for 2020

In 2020, the outbreak of the novel coronavirus (COVID-19) epidemic caused impact to the Company's business development and network construction. Since the outbreak, the Company has actively carried out epidemic control and telecommunication assurance in an effort to tackle the impact. Meanwhile, the Company supported the rapid deployment of informatisation systems in frontline hospitals through its healthcare cloud services which provided computing and storage capabilities with security defenses. It also satisfied the demands for informatisation applications for various use cases such as SME Cloud, e-Surfing Cloud Conferencing, Education Cloud, Cloud Classroom, among others.

Looking forward to the new year, the Company will continue to deepen corporate reform, broaden its collaboration with external parties, enhance service quality, expand subscriber scale and promote high-quality development, as it marches firmly towards a leading integrated intelligent information services operator.

The Company will continue to focus on customers' demands to strengthen its information services. Upholding scale development and value operation, it will focus on individual, household, government and enterprise and overseas customers in key areas to enhance capabilities of professionalisation of marketing management, digitalisation of marketing services, ecologicalisation of marketing collaboration as well as refinement of marketing organisation, with an aim to boost competitiveness in various business aspects. The Company will continue to strengthen China Telecom's "Trustworthy" brand image and provide customers with satisfying integrated intelligent information services.

The Company will continue to foster cloud-network integration to solidify the foundation for development. It will build a smart ubiquitous network that is simple, agile, efficiently-centralised, open and secure. It will also establish a digitalised platform for cloud-network integration to serve as the foundation for DICT solutions based on cloud-network unification; it will build unified cloud-network infrastructure and promote 5G network construction. It will also establish unified cloud-network operating system to meet the demands of customers looking for "extensive product offerings, timely delivery, leading quality, security and reliability" of cloud-network services. The Company will also create unified cloud-network products and applications that enable the evolution from "cloud-network connectivity" to "cloud-driven network configuration adjustment" and "network convergence into cloud", and to launch more cloud application models for different customers.

China Telecom Corporation Limited Annual Report 2019 039

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business Review

The Company will safeguard network and information security and provide reliable services. The Company will continue to promote the establishment of network and information security system and capabilities, and strengthen the protection of critical information infrastructure. The Company will expand its network and information security product and service portfolio, and capitalise on enterprise resources to provide reliable security services for various customers. The Company will also gather forces to establish network security ecosystems in fields such as 5G security, cloud security, data security, IoT and security consultancy, among others.

The Company will step up operational management to improve corporate efficiency. The Company will enhance capabilities of corporate core to efficiently support intelligent operation. It will invigorate its channels and touchpoints and build, centering around customers, the integrated sales channel 2.0 that is professional, digitalised, open and innovative. The Company will also further optimise its supervision system, transform and upgrade its procurement processes, improve its audit management system and bolster its risk management work.

The Company will deepen reform and innovation, and expand ecological cooperation. The Company will intensify effort to deepen corporate reforms and improve system and mechanism innovation while fully motivating subsidiaries and employees at all levels in terms of proactiveness, initiative-taking and creativity. The Company will further engage in ecological cooperation and focus on five key areas, namely IoT, e-Surfing Cloud, smart living, vertical industrial applications and 5G, to build a "4+2+1" foundation for API exposure constituting of communications, cloud, IoT, data, channels, services, and API enablement platform.

Realising dreams with hard work and striving for future success, China Telecom will proactively pursue its new development ideals, leverage on its reliable, intelligent and secure integrated cloud-network resources to continue to bring its comprehensive edge of cloud-network integration into full play, and to push forward with innovative development of 5G. With better networks, better services, and newer user experiences, the Company is poised to bring greater satisfaction and felicity to its customers, and join hands to enter the golden smart age of the "Internet of Everything" together.


电信
5G
hello
Hello
新生活
智慧家居，万物互联
5G 赋能未来

040

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial Review

Summary

In 2019, the Company adhered to new development principles and continuously deepened reform and innovation, achieving remarkable results of high-quality scale development. The Company's service revenues continued to increase and persisted to maintain at a level exceeding industry average. Meanwhile, with optimised allocation of resources, focused key areas resources, and reinforced precision management, resources utilisation effectiveness and operational efficiency were consistently enhanced while the overall operating results remained healthy and robust. Operating revenues in 2019 were RMB375,734 million, representing a decrease of 0.4% from year 2018; service revenues[1] were RMB357,610 million, representing an increase of 2.0% from year 2018; operating expenses were RMB346,664 million, representing a decrease of 0.5% from year 2018; profit attributable to equity holders of the Company was RMB20,517 million, representing a decrease of 3.3%; as compared with the profit attributable to equity holders of the Company for the year 2018 excluding the one-off after-tax gain[2] from the listing of China Tower Corporation Limited ("China Tower"), representing an increase of 2.0% from year 2018; basic earnings per share were RMB0.25; EBITDA[3] was RMB117,215 million, representing an increase of 12.5% from year 2018 and the EBITDA margin[4] was 32.8%. Excluding the impact of the application of International Financial Reporting Standard 16 ("New Lease Standard"), the EBITDA margin was 29.2%.

Operating Revenues

The Company strived to uphold the industry value, promoted value operations with customers as the focus, fully leveraged on the network and talent edges and deepened integrated operation. Revenues continued to maintain favourable growth while revenue structure was continuously optimised. Operating revenues in 2019 were RMB375,734 million, representing a decrease of 0.4% from year 2018. Service revenues were RMB357,610 million, representing an increase of 2.0% from year 2018, of which mobile service revenues were RMB175,546 million, representing an increase of 4.7% from year 2018, and wireline service revenues were RMB182,064 million, representing a decrease of 0.4% from year 2018.

[1] *Service revenues are calculated based on operating revenues minus sales of mobile terminals (2019: RMB9,364 million; 2018: RMB18,836 million), sales of wireline equipment (2019: RMB5,226 million; 2018: RMB5,659 million) and other non-service revenues (2019: RMB3,534 million; 2018: RMB2,195 million).*

[2] *In 2018, a one-off after-tax gain from the listing of China Tower amounting to approximately RMB1.1 billion was recognised by the Company.*

[3] *EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.*

[4] *EBITDA margin is calculated based on EBITDA divided by service revenues.*

China Telecom Corporation Limited Annual Report 2019 041

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

The following table sets forth a breakdown of the operating revenues for 2018 and 2019, together with their respective rates of change:

	For the year ended 31 December		
(RMB millions, except percentage data)	**2019**	2018	Rates of change
Voice	**45,146**	50,811	-11.1%
Internet	**197,244**	190,871	3.3%
Information and application services	**87,623**	83,478	5.0%
Telecommunications network resource and network equipment services	**21,978**	20,211	8.7%
Others[5]	**23,743**	31,753	-25.2%
Total operating revenues	**375,734**	377,124	-0.4%

5 *Other revenues in 2019 refers to the aggregate amount of sales of goods and others, included in revenues from contracts with customers, and revenues from other sources.*

Voice

In 2019, having been continuously affected by the substitution of mobile Internet services such as OTT, revenue from voice services was RMB45,146 million, representing a decrease of 11.1% from year 2018 and accounting for 12.0% of operating revenues. The revenue structure was continuously optimised.

Internet

In 2019, revenue from Internet services was RMB197,244 million, representing an increase of 3.3% from year 2018, accounting for 52.5% of operating revenues. Insisting on mobile data traffic as the driving force, the Company was determined to strengthen ecological cooperation, enhanced the differentiated market competitiveness of convergence operation, continuously expanding the subscriber base. Total number of mobile subscribers of the Company was approximately 336 million, ranking second in the industry nationwide. The data traffic revenues continued to achieve rapid growth. Mobile handset Internet access revenue was RMB123,203 million, representing an increase of 10.8% from year 2018. The scale of the Company's broadband subscribers continuously expanded and customer loyalty was persistently maintained. However, due to increasingly intensifying market competition, wireline broadband revenue was RMB68,413 million, representing a decrease of 7.9% from year 2018.

Information and Application Services

In 2019, the Company continuously developed and leveraged the advantages on cloud-network integration. Revenue from information and application services was RMB87,623 million, representing an increase of 5.0% from year 2018 and accounting for 23.3% of operating revenues which benefited from the rapid development of emerging businesses such as IDC, cloud, Internet of Things and Internet Finance.

042

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Telecommunications Network Resource and Equipment Services

In 2019, revenue from telecommunications network resource and equipment services was RMB21,978 million, representing an increase of 8.7% from year 2018 and accounting for 5.9% of operating revenues. The growth was mainly due to favourable growth in revenues from digital circuit service and IP-VPN service.

Others

In 2019, other revenues were RMB23,743 million, representing a decrease of 25.2% from year 2018 and accounting for 6.3% of operating revenues. The decline was mainly due to the decrease in the scale of mobile terminals sold.

Operating Expenses

The Company insisted on valuable scale development and continuously enhanced its capabilities development and investment in R&D system, laying out plans for sustainable development in the future. At the same time, with a focus on key resources and multi-dimensional sub-division, the effectiveness and efficiency of resource utilisation was continuously improved. In 2019, operating expenses were RMB346,664 million, representing a decrease of 0.5% from year 2018. Operating expenses accounted for 92.3% of operating revenues, representing a decrease of 0.1 percentage point from year 2018.


Effectiveness and Efficiency of Resource Utilisation Continuously Improved
0.5%
Operating Expenses
$

The following table sets forth a breakdown of the operating expenses in 2018 and 2019 and their respective rates of change:

	For the year ended 31 December		
(RMB millions, except percentage data)	**2019**	2018	Rates of change
Depreciation and amortisation	**88,145**	75,493	16.8%
Network operations and support	**109,799**	116,062	-5.4%
Selling, general and administrative	**57,361**	59,422	-3.5%
Personnel expenses	**63,567**	59,736	6.4%
Other operating expenses	**27,792**	37,697	-26.3%
Total operating expenses	**346,664**	348,410	-0.5%

China Telecom Corporation Limited Annual Report 2019 043

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Depreciation and Amortisation

In 2019, depreciation and amortisation was RMB88,145 million, representing an increase of 16.8% from year 2018, accounting for 23.5% of operating revenues. Excluding the impact of the application of the New Lease Standard, depreciation and amortisation increased by 1.4% from year 2018. The main reason for the increase was that in order to strengthen the competitive advantages of the network in recent years, the Company maintained a relatively high level of capital expenditure.

Network Operations and Support

In 2019, network operations and support expenses were RMB109,799 million, representing a decrease of 5.4% from year 2018 and accounting for 29.2% of operating revenues. Excluding the impact of the application of the New Lease Standard, network operations and support expenses increased by 5.2% from year 2018 and such increase rate was significantly lower than that of year 2018. The increase was mainly due to the Company's continuous optimisation and enhancement of network capabilities and quality to support rapid development of emerging businesses and thus resulting in appropriate increase in resource investment.

Selling, General and Administrative

In 2019, selling, general and administrative expenses amounted to RMB57,361 million, representing a decrease of 3.5% from year 2018 and accounting for 15.3% of operating revenues. Selling expenses were RMB48,472 million, representing a decrease of 4.6% from year 2018, which was mainly due to the Company's continuous optimisation of its sales and marketing model and reinforcement in its precision management of sales and marketing resources resulting in enhancement of the effectiveness of sales and marketing resources. General and administrative expenses amounted to RMB8,889 million, representing an increase of 3.0% from year 2018 as a result of the increase in research and development expenditure to promote high quality development and strengthen the building of core capabilities.

Personnel Expenses

In 2019, personnel expenses were RMB63,567 million, representing an increase of 6.4% from year 2018 and accounting for 16.9% of operating revenues, which was mainly due to the Company's increased incentives for high-tech talents and frontline employees. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in this annual report.

Other Operating Expenses

In 2019, other operating expenses were RMB27,792 million, representing a decrease of 26.3% from year 2018 and accounting for 7.4% of operating revenues. It was mainly due to the decrease in the sales of mobile terminals.


Sales, General and Administrative Expenses
3.5%

044

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Net Finance Costs

Seizing favourable market opportunities, the Company appropriately increased the allocation of bond products with favourable costs and continued to improve the capability of internal capital centralisation, effectively controlling the scale of indebtedness and financing costs and further enhancing the capital turnover rate and utilisation efficiency. In 2019, net finance costs were RMB3,639 million, representing an increase of 34.4%, and a decline of 25.0% from year 2018 excluding the impact of the application of the New Lease Standard. Net exchange loss amounted to RMB41 million in year 2019 which was mainly due to the depreciation of the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company's statutory income tax rate is 25%. In 2019, income tax expenses were RMB6,322 million while the effective income tax rate was 23.4%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the low tax rates enjoyed by some subsidiaries and some branches located in the western region of China and the preferential tax policies enjoyed by the Company such as additional tax deduction on expenses for research and development proactively implemented by the Company. Meanwhile, income from investment in the associate company, China Tower, was not subject to tax during the period when the investment is held.



Management instructed employees at sales outlet

Profit Attributable to Equity Holders of the Company

In 2019, profit attributable to equity holders of the Company was RMB20,517 million, representing a decrease of 3.3%. Excluding the one-off after-tax gain from the listing of China Tower recognised in 2018, the profit attributable to equity holders of the Company increased by 2.0% from year 2018.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2019, the Company continued to optimise network experience, deploying targeted coverage and dynamic capacity expansion for 4G network resulting in strengthening of the comprehensive competitive advantage of networks. Meanwhile, the Company steadily promoted the construction of 5G network to gear up the potential for the future development of 5G. In 2019, capital expenditure was RMB77,557 million, representing an increase of 3.5% from year 2018.

China Telecom Corporation Limited Annual Report 2019 045

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Cash Flows

The net increase in cash and cash equivalents for year 2019 was RMB4,098 million while the net decrease in cash and cash equivalents for year 2018 was RMB2,939 million.

The following table sets forth the cash flow position in 2019 and 2018:

(RMB millions)	For the year ended 31 December 2019	2018
Net cash flow from operating activities	**112,600**	99,298
Net cash flow used in investing activities	**(77,214)**	(85,954)
Net cash flow used in financing activities	**(31,288)**	(16,283)
Net increase/(decrease) in cash and cash equivalents	**4,098**	(2,939)

In 2019, the net cash inflow from operating activities was RMB112,600 million, representing an increase of 13.4% from year 2018. Upon the application of the New Lease Standard, the principal portion of the rental expenses paid was adjusted from operating activities to financing activities which was a structural adjustment.

In 2019, the net cash outflow used in investing activities was RMB77,214 million, representing a decrease of 10.2% from year 2018. The main reason was that the Company withdrew certain short-term bank deposits investments which were due during the year.

In 2019, the net cash outflow used in financing activities was RMB31,288 million, representing an increase of 92.2% from year 2018. The main reason was that upon the application of the New Lease Standard, part of the cash outflow from operating activities was reflected in the financing activities during the year. Meanwhile, the Company repaid certain interest-bearing debts during the year.

Working Capital

The Company consistently upheld stable and prudent financial principles and stringent fund management policies. At the end of 2019, the working capital (total current assets minus total current liabilities) deficit was RMB191,479 million, representing an increase in deficit of RMB5,564 million from year 2018. It was mainly due to the recognition of lease liabilities as a result of the application of the New Lease Standard. As at 31 December 2019, the unutilised credit facilities were RMB245,847 million (2018: RMB150,693 million). Given the stable net cash inflow from operating activities and sound credit record, the Company has sufficient working capital to satisfy operational needs. At the end of 2019, cash and cash equivalents amounted to RMB20,791 million, among which cash and cash equivalents denominated in Renminbi accounted for 78.0% (2018: 64.0%).

046

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Assets and Liabilities

In 2019, the Company continued to maintain a solid financial position. At the end of 2019, the total assets increased by 6.0% to RMB703,131 million from RMB663,382 million at the end of 2018. Excluding the impact of the New Lease Standard, the total assets were comparable with that of last year. Total indebtedness[6] decreased to RMB79,022 million from RMB95,744 million at the end of 2018. Gearing ratio[7] decreased to 18.3% from 21.8% at the end of 2018.

Indebtedness

The indebtedness analysis as at the end of 2019 and 2018 is as follows:

(RMB millions)	For the year ended 31 December 2019	2018
Short-term debt	**42,527**	49,537
Long-term debt maturing within one year	**4,444**	1,139
Long-term debt	**32,051**	44,852
Finance lease obligations (including current portion)	**–**	216
Total indebtedness	**79,022**	95,744

By the end of 2019, the total indebtedness was RMB79,022 million, representing a decrease of RMB16,722 million from the end of 2018, which was mainly due to the continuous enhancement of centralised management of interest-bearing debt and precision management in daily control, effectively improving the efficiency of capital utilisation and reducing the scale of interest-bearing debt. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2018: 99.4%), 0.4% (2018: 0.4%) and 0.2% (2018: 0.2%), respectively. 82.9% (2018: 99.8%) of the indebtedness are loans with fixed interest rates while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2019, neither the Company nor any of its subsidiaries pledged any assets as collateral for debt (2018: Nil).

Most of the revenues received and expenses paid in the course of our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.


Gearing Ratio
3.5 p.p.

6 *Total indebtedness refers to interest-bearing debts excluding lease liabilities.*

7 *Gearing ratio is calculated based on total indebtedness divided by total capital, while total capital is calculated based on total equity attributable to equity holders of the Company plus total indebtedness.*

China Telecom Corporation Limited **Annual Report 2019** 047

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Changes in Accounting Policies

On 1 January 2019, the Company applied, for the first time, the New Lease Standard and the major impacts of the application of the New Lease Standard were already stated above. For details of the impacts specifically, please refer to note 2 of the audited consolidated financial statements for the year.

Significant Investment

As at 31 December 2019, the Company's external investments included interests in associates and equity instruments at fair value through other comprehensive income, the carrying amounts of which were RMB39,192 million and RMB1,458 million, respectively. The Company's investment in China Tower, an associate of the Company, constituted its significant investment. Details of such investment were set out below:

						As at 31 December 2019		
Company name and stock code	Principal businesses	Place of incorporation	Investment cost (RMB millions)	Number of shares held	Percentage of shares held	Carrying amount (RMB millions)	Fair value (RMB millions)	Size of fair value relative to total assets of the Group
China Tower (0788.HK)	Include the tower business and indoor Distributed Antenna System (DAS) business for telecommunications industry, and the Trans-sector Site Application and Information (TSSAI) business and energy operation business for customers from various industries across wider society	China	36,087	36,087,147,592	20.5%	36,560	55,601	7.9%

As at 31 December 2019, the carrying amount of the Group's interests in China Tower, an associate of the Company, was RMB36,560 million, accounting for 5.2% of the Group's total assets. In 2019, share of unrealised profits of China Tower recognised by the Company amounted to RMB1,219 million, and dividends received amounted to RMB81 million. In the future, the Company can enjoy more fundamental network resources through China Tower. As one of the shareholders of China Tower, it is expected that the Company can benefit from the enhancement of profits and values from China Tower.

048

MANAGEMENT'S DISCUSSION AND ANALYSIS
| Financial Review

Contractual Obligations

Contractual obligations as at 31 December 2019 are as follows:

(RMB millions)	Total	Within 1 year	Between 1 to 2 years	Between 2 to 5 years	Thereafter
Short-term debt	43,697	43,697	–	–	–
Long-term debt	40,791	4,625	1,184	30,824	4,158
Lease liabilities	45,535	12,846	11,794	17,266	3,629
Capital commitments	20,941	20,941	–	–	–
Total contractual obligations	150,964	82,109	12,978	48,090	7,787

Note: Amounts of short-term debt, long-term debt and lease liabilities include recognised and unrecognised interest payable, and are not discounted.

China Telecom Corporation Limited **Annual Report 2019** 049

ECOLOGICAL COOPERATION for Co-flourishing the Industry ChainECOLOGICAL COOPERATION for Co-flourishing the Industry Chain

REPORT OF THE DIRECTORS The Board of Directors (the “Board”) of Dividend Policy China Telecom Corporation Limited (the “Company”) hereby presents its report The Company attaches great importance together with the audited consolidated to the investment returns of shareholders, financial statements of the Company strives to maintain the continuity and and its subsidiaries (collectively, the stability of the dividend policy taking “Group”) prepared in accordance with the into the consideration the long-term International Financial Reporting Standards interest and sustainable development of for the year ended 31 December 2019. the Company. The following factors will be considered by the Company when formulating the dividend distribution plan: Principal Business 1. the operating results and cash flow level of the Company; The principal business of the Company and the Group is the provision of 2. the Company’s future business fundamental telecommunications development position and the capital businesses including comprehensive expenditure requirements; wireline telecommunications services, mobile telecommunications services, value- 3. capital needs and gearing ratio; added telecommunications businesses such 4. the expectation from shareholders and as Internet access services, information investors; and services and other related services within the service area of the Group. 5. other factors that the Board deems appropriate. The Board is responsible for formulating Results the dividend distribution plan and will Results of the Group for the year ended execute the relevant approval procedures 31 December 2019 and the financial in accordance with relevant laws, rules, position of the Group as at that date are regulations and articles of association of set out in the audited consolidated financial the Company (the “Articles of Association”) statements on pages 181 to 272 of this before proceeding with the distribution. annual report. In the future, the Company will strive for improvement on profitability and at the same time continue to deliver favourable dividend return for the shareholders. 052REPORT OF THE DIRECTORS The Board of Directors (the “Board”) of Dividend Policy China Telecom Corporation Limited (the “Company”) hereby presents its report The Company attaches great importance together with the audited consolidated to the investment returns of shareholders, financial statements of the Company strives to maintain the continuity and and its subsidiaries (collectively, the stability of the dividend policy taking “Group”) prepared in accordance with the into the consideration the long-term International Financial Reporting Standards interest and sustainable development of for the year ended 31 December 2019. the Company. The following factors will be considered by the Company when formulating the dividend distribution plan: Principal Business 1. the operating results and cash flow level of the Company; The principal business of the Company and the Group is the provision of 2. the Company’s future business fundamental telecommunications development position and the capital businesses including comprehensive expenditure requirements; wireline telecommunications services, mobile telecommunications services, value- 3. capital needs and gearing ratio; added telecommunications businesses such 4. the expectation from shareholders and as Internet access services, information investors; and services and other related services within the service area of the Group. 5. other factors that the Board deems appropriate. The Board is responsible for formulating Results the dividend distribution plan and will Results of the Group for the year ended execute the relevant approval procedures 31 December 2019 and the financial in accordance with relevant laws, rules, position of the Group as at that date are regulations and articles of association of set out in the audited consolidated financial the Company (the “Articles of Association”) statements on pages 181 to 272 of this before proceeding with the distribution. annual report. In the future, the Company will strive for improvement on profitability and at the same time continue to deliver favourable dividend return for the shareholders. 052

REPORT OF THE DIRECTORS

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.125 per share (pre-tax), totalling approximately RMB9,126 million for the year ended 31 December 2019. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on Tuesday, 26 May 2020 (the "2019 Annual General Meeting"). Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the "Southbound Trading Link") (the "Southbound Investors") will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends at the 2019 Annual General Meeting. The proposed final dividends are expected to be paid on Friday, 31 July 2020 upon approval at the 2019 Annual General Meeting.

Pursuant to the "Enterprise Income Tax Law of the People's Republic of China", the "Implementation Rules of the Enterprise Income Tax Law of the People's Republic of China" in 2008 and Guo Shui Han [2008] No. 897, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2019 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company's H share register of members on Tuesday, 9 June 2020.

According to regulations by the State Taxation Administration (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf

China Telecom Corporation Limited Annual Report 2019 053

REPORT OF THE DIRECTORS

of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders. If those shareholders need to request a refund of tax overpaid from the PRC tax authorities through the Company in accordance with the relevant requirements of the Announcement [2019] No. 35 of the State Taxation Administration, they shall submit reports and information as stipulated in the Announcement [2019] No. 35 of the State Taxation Administration, and provide supplemental information on their entitlements under the relevant treaties.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on Tuesday, 9 June 2020 (the "Registered Address"). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 2 June 2020. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally attend or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

054

REPORT OF THE DIRECTORS

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the "Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)" and "Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)", the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders' rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company's H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

China Telecom Corporation Limited **Annual Report 2019** 055

REPORT OF THE DIRECTORS

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this report:

Name	Age	Position in the Company	Date of Appointment
Ke Ruiwen	56	Executive Director, Chairman and Chief Executive Officer	30 May 2012*
Li Zhengmao	57	President and Chief Operating Officer	23 March 2020**
Chen Zhongyue	48	Executive Director and Executive Vice President	23 May 2017*
Zhang Zhiyong	54	Executive Vice President	10 July 2018**
Liu Guiqing	53	Executive Director and Executive Vice President	19 August 2019*
Zhu Min	55	Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board	26 October 2018*
Wang Guoquan	47	Executive Director and Executive Vice President	19 August 2019*
Chen Shengguang	56	Non-Executive Director	23 May 2017*
Tse Hau Yin, Aloysius	72	Independent Non-Executive Director	9 September 2005*
Xu Erming	70	Independent Non-Executive Director	9 September 2005*
Wang Hsuehming	70	Independent Non-Executive Director	29 May 2014*
Yeung Chi Wai, Jason	65	Independent Non-Executive Director	26 October 2018*

* *Date of appointment as Director*

** *Date of appointment as Senior Management*

056

REPORT OF THE DIRECTORS

References are made to the announcements in relation to the changes of Directors and senior management published by the Company on the following dates: On 4 March 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 8 March 2019, the Board resolved to approve Mr. Ke Ruiwen, an Executive Director, the then President and Chief Operating Officer of the Company to exercise the powers of the Chairman and Chief Executive Officer of the Company. On 11 March 2019, Mr. Wang Guoquan was appointed as an Executive Vice President of the Company. On 22 May 2019, Mr. Ke Ruiwen, an Executive Director, the then President and Chief Operating Officer of the Company was appointed as the Chairman and Chief Executive Officer of the Company. On 19 August 2019, Mr. Liu Guiqing and Mr. Wang Guoquan, Executive Vice Presidents of the Company, were appointed as Executive Directors of the Company at the extraordinary general meeting of the Company. On 17 January 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. On 23 March 2020, Mr. Li Zhengmao was appointed as the President and Chief Operating Officer of the Company and on the same date, Mr. Ke Ruiwen, an Executive Director, Chairman and Chief Executive Officer of the Company ceased to act as the President and Chief Operating Officer of the Company.

The term of office of the current sixth session of the members of the Board of the Company will expire on the date of the 2019 Annual General Meeting. The Board has proposed to re-elect the current Directors, Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan and Mr. Chen Shengguang as Directors of the seventh session of the Board; and to re-elect Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as Independent Directors of the seventh session of the Board. Meanwhile, the Board will also propose to seek the approval of the shareholders of the Company to elect Mr. Li Zhengmao, the President and Chief Operating Officer of the Company and Mr. Shao Guanglu, respectively as Executive Directors of the seventh session of the Board at the 2019 Annual General Meeting. Please refer to the announcement published by the Company on 24 March 2020 for further details.

China Telecom Corporation Limited **Annual Report 2019** 057

REPORT OF THE DIRECTORS

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this report:

Name	Age	Position in the Company	Date of Appointment
Sui Yixun	56	Chairman of the Supervisory Committee (Shareholder Representative)	27 May 2015
Zhang Jianbin	54	Supervisor (Employee Representative)	16 October 2012
Yang Jianqing	60	Supervisor (Employee Representative)	23 May 2017
Xu Shiguang	40	Supervisor (Shareholder Representative)	26 October 2018
Ye Zhong	60	Supervisor (Shareholder Representative)	27 May 2015

The term of office of the current sixth session of the members of the Supervisory Committee of the Company will expire on the date of the 2019 Annual General Meeting. The Supervisory Committee has proposed to re-elect Mr. Sui Yixun and Mr. Xu Shiguang, the current Shareholder Representative Supervisors of the sixth session of the Supervisory Committee, as members of the seventh session of the Supervisory Committee. Due to his age, Mr. Ye Zhong, a Shareholder Representative Supervisor of the sixth session of the Supervisory Committee, will retire from his position as a Supervisor of the Company upon the expiry of his term of service. Please refer to the announcement published by the Company on 24 March 2020 for further details. The Employee Representative Supervisors of the seventh session of the Supervisory Committee shall be elected democratically by the employees of the Company. The results of such election will be announced separately.

058

REPORT OF THE DIRECTORS Share Capital The share capital of the Company as at 31 December 2019 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2019, the share capital of the Company comprised: Percentage (%) of the total Number of number of shares shares as at in issue as at Class of Shares 31 December 2019 31 December 2019 Total number of Domestic shares (held by the companies as follows): 67,054,958,321 82.85 China Telecommunications Corporation 57,377,053,317 70.89 Guangdong Rising Assets Management Co., Ltd. 5,614,082,653 6.94 Zhejiang Financial Development Company 2,137,473,626 2.64 Fujian Investment & Development Group Co., Ltd. 969,317,182 1.20 Jiangsu Guoxin Group Limited 957,031,543 1.18 Total number of H shares (including ADSs) 13,877,410,000 17.15 Total 80,932,368,321 100.00 China Telecom Corporation Limited Annual Report 2019 059REPORT OF THE DIRECTORS Share Capital The share capital of the Company as at 31 December 2019 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2019, the share capital of the Company comprised: Percentage (%) of the total Number of number of shares shares as at in issue as at Class of Shares 31 December 2019 31 December 2019 Total number of Domestic shares (held by the companies as follows): 67,054,958,321 82.85 China Telecommunications Corporation 57,377,053,317 70.89 Guangdong Rising Assets Management Co., Ltd. 5,614,082,653 6.94 Zhejiang Financial Development Company 2,137,473,626 2.64 Fujian Investment & Development Group Co., Ltd. 969,317,182 1.20 Jiangsu Guoxin Group Limited 957,031,543 1.18 Total number of H shares (including ADSs) 13,877,410,000 17.15 Total 80,932,368,321 100.00 China Telecom Corporation Limited Annual Report 2019 059

REPORT OF THE DIRECTORS

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2019, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at the shareholders' class meetings of the Company (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the "SFO") are as follows:

Name of shareholders	Number of shares	Class of shares	Approximate percentage of the respective class of shares in issue	Approximate percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
Citigroup Inc.	1,437,045,756 (Long Position)	H shares	10.35%	1.77%	1,652,200 shares as person having a security interest in shares; 34,318,810 shares as interest of controlled corporation; and 1,401,074,746 shares as approved lending agent
	3,954,000 (Short Position)	H shares	0.02%	0.00%	Interest of controlled corporation
	1,401,074,746 (Shares available for lending)	H shares	10.09%	1.73%	Approved lending agent
BlackRock, Inc.	1,266,251,025 (Long Position)	H shares	9.12%	1.56%	Interest of controlled corporation
JPMorgan Chase & Co.	1,248,678,064 (Long Position)	H shares	8.99%	1.54%	203,732,692 shares as interest of controlled corporation; 81,673,300 shares as investment manager; 26,242,500 shares as person having a security interest in shares; and 937,029,572 shares as approved lending agent
	72,237,399 (Short Position)	H shares	0.52%	0.08%	Interest of controlled corporation
	937,029,572 (Shares available for lending)	H shares	6.75%	1.15%	Approved lending agent
The Bank of New York Mellon Corporation	1,037,754,265 (Long Position)	H shares	7.48%	1.28%	Interest of controlled corporation
	496,031,000 (Short Position)	H shares	3.57%	0.61%	Interest of controlled corporation
	511,240,181 (Shares available for lending)	H shares	3.68%	0.63%	Interest of controlled corporation
GIC Private Limited	971,432,320 (Long Position)	H shares	7.00%	1.20%	Investment manager
Templeton Global Advisors Limited	965,225,382 (Long Position)	H shares	6.96%	1.19%	Investment manager

060

REPORT OF THE DIRECTORS

Save as disclosed above, as at 31 December 2019, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares and underlying shares of the Company.

Directors' and Supervisors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2019, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

During the year in 2019, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors' and Supervisors' Interests in Transactions, Arrangements or Contracts

Reference is made to the announcement published by the Company on 22 June 2018 in relation to the Capital Contribution Agreement entered into by the Company, China Telecommunications Corporation ("China Telecommunications") and China Communications Services Corporation Limited ("CCS") to jointly establish China Telecom Group Finance Co., Ltd. ("China Telecom Finance"). The Company, China Telecommunications and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represented 70%, 15% and 15% of the total registered capital of China Telecom Finance. On 1 February 2019 (the "Financial Services Agreements Date"), (i) the Company entered into the China Telecom Financial Services Framework Agreement with China Telecom Finance; (ii) China Telecom Finance entered into the China Telecommunications Corporation Financial Services Framework Agreement with China Telecommunications; and (iii) China Telecom Finance entered into the CCS Financial Services Framework Agreement with CCS. As at the Financial Services Agreements Date, Mr. Ke Ruiwen, an Executive Director of the Company, and Mr. Yang Jie, the then Chairman of the Company, also served as a Director and the then Chairman of China Telecommunications respectively; Madam Zhu Min, an Executive Director of the Company, also served as the Chief Accountant of China Telecommunications and the Chairlady of China Telecom Finance. They all abstained from voting on the relevant board resolutions. Please refer to the section headed "Continuing Connected Transaction" on page 65 of this annual report for further details.

China Telecom Corporation Limited **Annual Report 2019** 061

REPORT OF THE DIRECTORS Save as disclosed above, for the year Issue of Debentures ended 31 December 2019, the Directors and Supervisors of the Company or their In 2019, the Company successfully issued (i) connected entities did not have any material 16 tranches of super short-term commercial interest, whether directly or indirectly, in papers with an aggregate principal amount any transactions, arrangements or contracts of RMB62 billion; and (ii) 2 tranches of which was significant to the Company’s medium-term notes with an aggregate business and which was entered into by the principal amount of RMB5 billion. The Company, its parent company or any of its proceeds were used to repay debt financing subsidiaries or fellow subsidiaries. instruments due and replenish the Company’s working capital in the course of business operations. Please refer to note 19 of the audited consolidated financial Service Contracts statements for details. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Change of Principal Place Company within one year without payment of Business in Hong Kong of compensation (other than statutory compensation). With effect from 6 May 2019, the principal place of business of the Company in Hong Kong has been changed to 28/F, Everbright Emoluments of the Centre, 108 Gloucester Road, Wanchai, Hong Kong. Directors and Supervisors Please refer to note 34 of the audited consolidated financial statements for details Material Acquisitions and of the emoluments of all Directors and Disposals Supervisors of the Company in 2019. For the year ended 31 December 2019, the Company had no material acquisitions and Purchase, Sale and disposals. Redemption of Securities Neither the Company nor any of its Public Float subsidiaries has purchased, sold or redeemed any securities of the Company As at the date of this report, based on the during the reporting period. information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange. 062REPORT OF THE DIRECTORS Save as disclosed above, for the year Issue of Debentures ended 31 December 2019, the Directors and Supervisors of the Company or their In 2019, the Company successfully issued (i) connected entities did not have any material 16 tranches of super short-term commercial interest, whether directly or indirectly, in papers with an aggregate principal amount any transactions, arrangements or contracts of RMB62 billion; and (ii) 2 tranches of which was significant to the Company’s medium-term notes with an aggregate business and which was entered into by the principal amount of RMB5 billion. The Company, its parent company or any of its proceeds were used to repay debt financing subsidiaries or fellow subsidiaries. instruments due and replenish the Company’s working capital in the course of business operations. Please refer to note 19 of the audited consolidated financial Service Contracts statements for details. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Change of Principal Place Company within one year without payment of Business in Hong Kong of compensation (other than statutory compensation). With effect from 6 May 2019, the principal place of business of the Company in Hong Kong has been changed to 28/F, Everbright Emoluments of the Centre, 108 Gloucester Road, Wanchai, Hong Kong. Directors and Supervisors Please refer to note 34 of the audited consolidated financial statements for details Material Acquisitions and of the emoluments of all Directors and Disposals Supervisors of the Company in 2019. For the year ended 31 December 2019, the Company had no material acquisitions and Purchase, Sale and disposals. Redemption of Securities Neither the Company nor any of its Public Float subsidiaries has purchased, sold or redeemed any securities of the Company As at the date of this report, based on the during the reporting period. information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange. 062

REPORT OF THE DIRECTORS Summary of Reserves Financial Information Pursuant to Article 149 of the Articles of Association, where the financial statements Please refer to pages 273 to 274 of prepared in accordance with the China this annual report for a summary of the Accounting Standards for Business operating results, assets and liabilities of Enterprises and regulations, materially differ the Group for each of the years in the from those prepared in accordance with five-year period ended 31 December 2019. either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s Bank Loans and shares are listed, the distributable profit Other Borrowings for the relevant fiscal year shall be deemed to be the lesser of the amounts shown Please refer to note 19 of the audited in those respective financial statements. consolidated financial statements for details Distributable reserves of the Company as at of bank loans and other borrowings of the 31 December 2019, calculated on the above Group. basis and before deducting the proposed final dividends for 2019, amounted to RMB138,312 million. Capitalised Interest Please refer to note 26 of the audited Please refer to note 32 of the audited consolidated financial statements for details consolidated financial statements for details of the movements in the reserves of the of the Group’s capitalised interest for the Company and the Group for the year ended year ended 31 December 2019. 31 December 2019. Fixed Assets Equity-linked Agreements Please refer to note 4 of the audited The Company did not enter into any consolidated financial statements for equity-linked agreement, nor did any movements in the fixed assets of the Group equity-linked agreement exist during the for the year ended 31 December 2019. year ended 31 December 2019. Donations For the year ended 31 December 2019, the Group made charitable and other donations with a total amount of RMB1 million. China Telecom Corporation Limited Annual Report 2019 063REPORT OF THE DIRECTORS Summary of Reserves Financial Information Pursuant to Article 149 of the Articles of Association, where the financial statements Please refer to pages 273 to 274 of prepared in accordance with the China this annual report for a summary of the Accounting Standards for Business operating results, assets and liabilities of Enterprises and regulations, materially differ the Group for each of the years in the from those prepared in accordance with five-year period ended 31 December 2019. either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s Bank Loans and shares are listed, the distributable profit Other Borrowings for the relevant fiscal year shall be deemed to be the lesser of the amounts shown Please refer to note 19 of the audited in those respective financial statements. consolidated financial statements for details Distributable reserves of the Company as at of bank loans and other borrowings of the 31 December 2019, calculated on the above Group. basis and before deducting the proposed final dividends for 2019, amounted to RMB138,312 million. Capitalised Interest Please refer to note 26 of the audited Please refer to note 32 of the audited consolidated financial statements for details consolidated financial statements for details of the movements in the reserves of the of the Group’s capitalised interest for the Company and the Group for the year ended year ended 31 December 2019. 31 December 2019. Fixed Assets Equity-linked Agreements Please refer to note 4 of the audited The Company did not enter into any consolidated financial statements for equity-linked agreement, nor did any movements in the fixed assets of the Group equity-linked agreement exist during the for the year ended 31 December 2019. year ended 31 December 2019. Donations For the year ended 31 December 2019, the Group made charitable and other donations with a total amount of RMB1 million. China Telecom Corporation Limited Annual Report 2019 063

REPORT OF THE DIRECTORS Subsidiaries and Major Customers and Associated Companies Suppliers Please refer to note 9 and note 10 of the For the year ended 31 December 2019, audited consolidated financial statements revenue generated from the five largest for details of the Company’s subsidiaries customers of the Group accounted for and the Group’s interests in associated an amount of less than 30% of the total companies as at 31 December 2019. operating revenues of the Group. For the year ended 31 December 2019, purchases from the five largest suppliers of Permitted Indemnity the Group accounted for an amount of less than 30% of the total annual purchases of For the year ended 31 December 2019 and the Group. as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group. Share Appreciation Rights Please refer to note 46 of the audited consolidated financial statements for details Changes in Equity of the share appreciation rights scheme of the Company. Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of the year (page 184 of this annual report). Competing Business None of the Directors of the Company had any interest in any business which competes Retirement Benefits or may compete, either directly or indirectly, with the business of the Group. Please refer to note 45 of the audited consolidated financial statements for details of the retirement benefits provided by the Group. Management Contracts During the reporting period, the Company had not entered into any management Pre-Emptive Rights contracts with respect to the entire or principal business of the Company. There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings. 064REPORT OF THE DIRECTORS Subsidiaries and Major Customers and Associated Companies Suppliers Please refer to note 9 and note 10 of the For the year ended 31 December 2019, audited consolidated financial statements revenue generated from the five largest for details of the Company’s subsidiaries customers of the Group accounted for and the Group’s interests in associated an amount of less than 30% of the total companies as at 31 December 2019. operating revenues of the Group. For the year ended 31 December 2019, purchases from the five largest suppliers of Permitted Indemnity the Group accounted for an amount of less than 30% of the total annual purchases of For the year ended 31 December 2019 and the Group. as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group. Share Appreciation Rights Please refer to note 46 of the audited consolidated financial statements for details Changes in Equity of the share appreciation rights scheme of the Company. Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of the year (page 184 of this annual report). Competing Business None of the Directors of the Company had any interest in any business which competes Retirement Benefits or may compete, either directly or indirectly, with the business of the Group. Please refer to note 45 of the audited consolidated financial statements for details of the retirement benefits provided by the Group. Management Contracts During the reporting period, the Company had not entered into any management Pre-Emptive Rights contracts with respect to the entire or principal business of the Company. There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings. 064

REPORT OF THE DIRECTORS

Continuing Connected Transactions

The following table sets out the amounts of the Group's continuing connected transactions for the year ended 31 December 2019:

Transactions		Transaction amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
(1)	CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BETWEEN THE GROUP AND CHINA TELECOMMUNICATIONS[1] AND/OR ITS ASSOCIATES (EXCLUDING THE GROUP)		
	Net transaction amount of centralised services	133	1,300
	Net expenses for interconnection settlement	86	400
	Mutual leasing of properties	929	1,300
	Provision of IT services by China Telecommunications and/or its associates	2,175	3,200
	Provision of IT services by the Group	464	1,300
	Provision of community services by China Telecommunications and/or its associates	3,464	4,200
	Provision of supplies procurement services by China Telecommunications and/or its associates	3,538	6,000
	Provision of supplies procurement services by the Group	1,444	6,300
	Provision of engineering services by China Telecommunications and/or its associates	14,014	23,000
	Provision of ancillary telecommunications services by China Telecommunications and/or its associates	18,571	22,000
	Provision of Internet applications channel services by the Group	108	2,000
(2)	CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BETWEEN CHINA TELECOM FINANCE AND THE GROUP, THE PARENT GROUP[2] AND THE CCS GROUP[3] RESPECTIVELY		
	Provision of deposit services by China Telecom Finance to the Group (maximum daily balance of deposits, including accrued interest)	8,458	50,000
	Provision of loan services by China Telecom Finance to the Parent Group (maximum daily loan balance, including accrued interest)	–	1,000
	Provision of loan services by China Telecom Finance to the CCS Group (maximum daily loan balance, including accrued interest)	–	1,000

Notes:

1. *China Telecommunications refers to China Telecommunications Corporation, the Company's controlling shareholder which holds approximately 70.89% of the issued share capital of the Company.*
2. *The Parent Group refers to China Telecommunications Corporation, its associates and its commonly held entity held with the Group, excluding the Group and the CCS Group.*
3. *The CCS Group refers to China Communications Services Corporation Limited and its subsidiaries.*

China Telecom Corporation Limited Annual Report 2019 065

REPORT OF THE DIRECTORS

(1) CONTINUING CONNECTED TRANSACTIONS ENTERED INTO AMONG THE GROUP AND CHINA TELECOMMUNICATIONS AND/OR ITS ASSOCIATES (EXCLUDING THE GROUP)

On 20 August 2018, the Company and China Telecommunications Corporation ("China Telecommunications") entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for a further term of 3 years expiring on 31 December 2021. China Telecommunications is the controlling shareholder of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, China Telecommunications is a connected person of the Company and the transactions contemplated under each of the agreements constitute continuing connected transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the renewed annual caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 exceeds 5%, such continuing connected transactions are subject to the reporting, announcement, annual review and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The independent shareholders of the Company considered and approved the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the renewed annual caps applicable thereto at the extraordinary general meeting of the Company held on 26 October 2018. As each of the applicable percentage ratios (excluding the profits ratio) of the renewed annual caps for the transactions contemplated under other continuing connected transactions agreements for each of the years ending 31 December 2019, 2020 and 2021 exceeds 0.1% but is less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the respective agreements are shown below:

066

REPORT OF THE DIRECTORS

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Centralised Services Agreement"), centralised services include centralised business management and operational services provided by the Group to China Telecommunications in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications to the Group and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Group and China Telecommunications for the provision of management and operation services will be apportioned between the Group and China Telecommunications on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications, the Group will pay premises usage fees to China Telecommunications on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

China Telecom Corporation Limited Annual Report 2019 067

REPORT OF THE DIRECTORS

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Centralised Services Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Interconnection Settlement Agreement"), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC (the "Ministry of Industry and Information Technology") from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecommunications. The interconnection settlement charges will be calculated according to the "Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)" promulgated by the Ministry of Information Industry. The Ministry of Industry and Information Technology may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Interconnection Settlement Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

068

REPORT OF THE DIRECTORS property under the agreement represents Property Leasing Framework Agreement market rates, to the extent practicable, management of the Company shall take Pursuant to the property leasing framework into account the rental charges of at least agreement signed between the Company two similar and comparable transactions and China Telecommunications on 30 entered into with or carried out by August 2006 and the related supplemental independent third parties in the ordinary agreement subsequently entered into course of business in the corresponding between the two parties (collectively, the period for reference. The rental charges are “Property Leasing Framework Agreement”), subject to review every 3 years. the Group and China Telecommunications and/or its associates can lease properties The Company and China Telecommunications have entered into a from the other party for use as business premises, offices, equipment storage supplemental agreement on 20 August 2018 and renewed the Property Leasing facilities and sites for network equipment installation. The rental charges under the Framework Agreement in accordance with its provisions for a further term of 3 years Property Leasing Framework Agreement shall be determined according to expiring on 31 December 2021. No later than 30 days prior to the expiry of the comparable market rates. Market rates shall mean the rental charges at which the same Property Leasing Framework Agreement, the Company is entitled to serve a written or similar type of properties or adjacent properties are leased by independent third notice to China Telecommunications to renew the Property Leasing Framework parties in the ordinary course of business and on normal commercial terms. When Agreement, and the parties shall consult and decide on matters relating to such determining the rental charges for any renewal. China Telecom Corporation Limited Annual Report 2019 069REPORT OF THE DIRECTORS property under the agreement represents Property Leasing Framework Agreement market rates, to the extent practicable, management of the Company shall take Pursuant to the property leasing framework into account the rental charges of at least agreement signed between the Company two similar and comparable transactions and China Telecommunications on 30 entered into with or carried out by August 2006 and the related supplemental independent third parties in the ordinary agreement subsequently entered into course of business in the corresponding between the two parties (collectively, the period for reference. The rental charges are “Property Leasing Framework Agreement”), subject to review every 3 years. the Group and China Telecommunications and/or its associates can lease properties The Company and China Telecommunications have entered into a from the other party for use as business premises, offices, equipment storage supplemental agreement on 20 August 2018 and renewed the Property Leasing facilities and sites for network equipment installation. The rental charges under the Framework Agreement in accordance with its provisions for a further term of 3 years Property Leasing Framework Agreement shall be determined according to expiring on 31 December 2021. No later than 30 days prior to the expiry of the comparable market rates. Market rates shall mean the rental charges at which the same Property Leasing Framework Agreement, the Company is entitled to serve a written or similar type of properties or adjacent properties are leased by independent third notice to China Telecommunications to renew the Property Leasing Framework parties in the ordinary course of business and on normal commercial terms. When Agreement, and the parties shall consult and decide on matters relating to such determining the rental charges for any renewal. China Telecom Corporation Limited Annual Report 2019 069

REPORT OF THE DIRECTORS

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "IT Services Framework Agreement"), the Group and China Telecommunications and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the "Bidding Law of the PRC" and the "Regulations on the Implementation of the Bidding Law of the PRC" or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecommunications and/or its associates are no less favourable than those offered by an independent third party provider, the Group or China Telecommunications and/or its associates may award the tender to the other party.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the IT Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

070

REPORT OF THE DIRECTORS

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Community Services Framework Agreement"), China Telecommunications and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided in accordance with the following pricing terms:

(1) market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2) where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, "reasonable profit margin" is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the "reasonable profit margin" for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Community Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

China Telecom Corporation Limited Annual Report 2019 071

REPORT OF THE DIRECTORS

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Supplies Procurement Services Framework Agreement"), China Telecommunications and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1) not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2) not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Supplies Procurement Services Framework Agreement on the same terms in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

072

REPORT OF THE DIRECTORS

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Engineering Framework Agreement"), China Telecommunications and/or its associates through bids provides to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB1 million or engineering construction projects with a value of over RMB4 million shall be determined by the tender award price, which is determined in accordance with the "Bidding Law of the PRC" and the "Regulations on the Implementation of the Bidding Law of the PRC" or the final confirmed price in the relevant tender process. The Group shall solicit at least three tenderers for the tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations during the term of the agreement, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required.

The Group does not accord any priority to China Telecommunications and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications and/or its associates.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

China Telecom Corporation Limited **Annual Report 2019** 073

REPORT OF THE DIRECTORS

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the "Ancillary Telecommunications Services Framework Agreement"), China Telecommunications and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet applications channel services framework agreement signed between the Company and China Telecommunications on 16 December 2013 and the related supplemental agreement subsequently entered into between the two parties (collectively, the "Internet Applications Channel Services Framework Agreement"), the Company provides Internet applications channel services to China Telecommunications and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications have entered into a supplemental agreement on 20 August 2018 and renewed the Internet Applications Channel Services Framework Agreement in accordance with its provisions for a further term of 3 years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

074

REPORT OF THE DIRECTORS

(2) CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BETWEEN CHINA TELECOM FINANCE AND THE GROUP, THE PARENT GROUP AND THE CCS GROUP RESPECTIVELY

On 1 February 2019, China Telecom Finance entered into the financial services framework agreement with each of the Company, China Telecommunications (together with its associates and its commonly held entity held with the Group, excluding the Group and the CCS Group, the "Parent Group") and CCS (together with its subsidiaries, "CCS Group"). China Telecommunications, the controlling shareholder of the Company, holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of China Telecommunications. Pursuant to Chapter 14A of the Listing Rules, China Telecommunications and CCS and their associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, China Telecommunications and CCS each respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the China Telecommunications and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and China Telecommunications and the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance

Pursuant to the financial services framework agreement entered into between the Company and China Telecom Finance on 1 February 2019 ("China Telecom Financial Services Framework Agreement"), China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Group. As each of the applicable percentage ratios of the annual caps for the deposit services provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 exceeds 5% but is less than 25%, such continuing connected transaction is subject to the reporting, announcement, annual review and independent shareholders' approval requirements under Chapters 14A of the Listing Rules. The independent shareholders of the Company considered and approved the deposit services and the applicable annual caps under the China Telecom Financial Services Framework Agreement at the extraordinary general meeting of the Company held on 18 April 2019.

As the loan services provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders' approval requirements pursuant to Rule 14A.90 of the Listing Rules.

China Telecom Corporation Limited Annual Report 2019 075

REPORT OF THE DIRECTORS As each of the applicable percentage and terms of the same type of deposit ratios of the annual caps for the service services for the same period offered fees of other financial services provided by China Telecom Finance to other by China Telecom Finance to the Group member units. under the China Telecom Financial Services (ii) Loan Services Framework Agreement for each of the years ending 31 December 2019, 2020 The loan interest rates offered by and 2021 is less than 0.1%, such other China Telecom Finance to the Group financial services are exempt from all shall comply with the relevant reporting, announcement, annual review requirements of the People’s Bank and independent shareholders’ approval of China and be with reference to requirements under Chapter 14A of the the loan benchmark interest rates Listing Rules. promulgated by the People’s Bank of China from time to time (if any) Pricing Policy: and the loan interest rates of the (i) Deposit Services same type of loan services for the same period offered by the major The deposit interest rates offered cooperative commercial banks of by China Telecom Finance to the the Group and are conducted on Group shall comply with the relevant normal commercial terms or better. requirements of the People’s Bank The loan interest rates offered shall of China and be with reference to be equivalent to or lower than those the deposit benchmark interest rates offered by the major cooperative promulgated by the People’s Bank commercial banks of the Group. of China from time to time (if any) Under the same conditions, the and the deposit interest rates of interest rates and terms for the loan the same type of deposit services services offered by China Telecom for the same period offered by the Finance to the Group shall be the major cooperative commercial banks same as those interest rates and of the Group and are conducted on terms of the same type of loan normal commercial terms or better. services for the same period offered The deposit interest rates offered by China Telecom Finance to other shall be equivalent to or higher member units. The above loan services than those offered by the major provided by China Telecom Finance to cooperative commercial banks of the the Group do not require the Group to Group. Under the same conditions, pledge any security over its assets or the interest rates and terms for the make other arrangements for the loan deposit services offered by China services as guarantee. Telecom Finance to the Group shall be the same as those interest rates 076REPORT OF THE DIRECTORS As each of the applicable percentage and terms of the same type of deposit ratios of the annual caps for the service services for the same period offered fees of other financial services provided by China Telecom Finance to other by China Telecom Finance to the Group member units. under the China Telecom Financial Services (ii) Loan Services Framework Agreement for each of the years ending 31 December 2019, 2020 The loan interest rates offered by and 2021 is less than 0.1%, such other China Telecom Finance to the Group financial services are exempt from all shall comply with the relevant reporting, announcement, annual review requirements of the People’s Bank and independent shareholders’ approval of China and be with reference to requirements under Chapter 14A of the the loan benchmark interest rates Listing Rules. promulgated by the People’s Bank of China from time to time (if any) Pricing Policy: and the loan interest rates of the (i) Deposit Services same type of loan services for the same period offered by the major The deposit interest rates offered cooperative commercial banks of by China Telecom Finance to the the Group and are conducted on Group shall comply with the relevant normal commercial terms or better. requirements of the People’s Bank The loan interest rates offered shall of China and be with reference to be equivalent to or lower than those the deposit benchmark interest rates offered by the major cooperative promulgated by the People’s Bank commercial banks of the Group. of China from time to time (if any) Under the same conditions, the and the deposit interest rates of interest rates and terms for the loan the same type of deposit services services offered by China Telecom for the same period offered by the Finance to the Group shall be the major cooperative commercial banks same as those interest rates and of the Group and are conducted on terms of the same type of loan normal commercial terms or better. services for the same period offered The deposit interest rates offered by China Telecom Finance to other shall be equivalent to or higher member units. The above loan services than those offered by the major provided by China Telecom Finance to cooperative commercial banks of the the Group do not require the Group to Group. Under the same conditions, pledge any security over its assets or the interest rates and terms for the make other arrangements for the loan deposit services offered by China services as guarantee. Telecom Finance to the Group shall be the same as those interest rates 076

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(iii) Other Financial Services

China Telecom Finance provides other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Group under the China Telecom Financial Services Framework Agreement. The fees charged for other financial services provided by China Telecom Finance to the Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People's Bank of China or China Banking and Insurance Regulatory Commission (including its designated institution) ("CBIRC") (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Group. Under the same conditions, the fees standard charged to the Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

The China Telecom Financial Services Framework Agreement became effective from 1 February 2019 and will expire on 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

China Telecom Corporation Limited Annual Report 2019 077

REPORT OF THE DIRECTORS

China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and China Telecommunications

Pursuant to the financial services framework agreement entered into between China Telecom Finance and China Telecommunications on 1 February 2019 ("China Telecommunications Corporation Financial Services Framework Agreement"), China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Parent Group. As the deposit services provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders' approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the annual caps for the loan services provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 exceeds 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the annual caps for the service fees of other financial services provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 is less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Pricing Policy:

(i) Deposit Services

The deposit interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People's Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People's Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

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REPORT OF THE DIRECTORS

(ii) Loan Services

The loan interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People's Bank of China and be with reference to the loan benchmark interest rates promulgated by the People's Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to the Parent Group do not require the Parent Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii) Other Financial Services

China Telecom Finance provides other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement.

The fees charged for other financial services provided by China Telecom Finance to the Parent Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People's Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Parent Group. Under the same conditions, the fees standard charged to the Parent Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

China Telecom Corporation Limited Annual Report 2019 079

REPORT OF THE DIRECTORS

For the respective specific transactions under the China Telecommunications Corporation Financial Services Framework Agreement, under the same conditions, the Parent Group should, in principle, choose the services provided by China Telecom Finance. If the Parent Group considers it is appropriate and beneficial to the Parent Group, the Parent Group has the discretion to engage one or more major cooperative commercial banks of the Parent Group as its financial services providers.

The China Telecommunications Corporation Financial Services Framework Agreement became effective from 1 February 2019 and will expire on 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS

Pursuant to the financial services framework agreement entered into between China Telecom Finance and CCS on 1 February 2019 ("CCS Financial Services Framework Agreement"), China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the CCS Group. As the deposit services provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and independent shareholders' approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the annual caps for loan services provided by China Telecom Finance to CCS Group under the CCS Financial Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 exceeds 0.1% but is less than 5%, such loan services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the annual caps for the service fees of other financial services provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 is less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Pricing Policy:

(i) Deposit Services

The deposit interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People's Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People's Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative

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REPORT OF THE DIRECTORS

commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii) Loan Services

The loan interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People's Bank of China and be with reference to the loan benchmark interest rates promulgated by the People's Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units. The above loan services provided by China Telecom Finance to the CCS Group do not require the CCS Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii) Other Financial Services

China Telecom Finance provides other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the CCS Group under the CCS Financial Services Framework Agreement.

The fees charged for other financial services provided by China Telecom Finance to the CCS Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People's Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the CCS Group. Under the same conditions, the fees standard charged to the CCS Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

China Telecom Corporation Limited Annual Report 2019 081

REPORT OF THE DIRECTORS

For the respective specific transactions under the CCS Financial Services Framework Agreement, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance was appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc.) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

The CCS Financial Services Framework Agreement became effective from 1 February 2019 and will expire on 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement.

Review of Continuing Connected Transactions

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the connected transactions the Company conducted in the year 2019.

The Company's external auditor was engaged to report on the Group's continuing connected transactions for the year ended 31 December 2019 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants.

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2019 and have confirmed to the Board that nothing has come to their attention that causes them to believe that the relevant continuing connected transactions:

(1) have not been approved by the Board of the Company;

(2) (for transactions involving the provision of goods or services by the Group) were not entered into, in all material respects, in accordance with the pricing policies of the Group;

(3) were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions; and

(4) have exceeded the annual caps as set by the Company.

082

REPORT OF THE DIRECTORS A copy of the auditors’ letter in relation to The Independent Non-Executive Directors the continuing connected transactions has have further confirmed that: been provided by the Company to the Hong The continuing connected transactions for Kong Stock Exchange. the year ended 31 December 2019 entered The Independent Non-Executive Directors into between the Group and its connected of the Company have confirmed that all persons which are subject to annual caps continuing connected transactions for the have not exceeded their respective annual year ended 31 December 2019 to which the caps. Group was a party: (1) had been entered into, and the Related Party Transactions agreements governing those transactions were entered into, by Details of the related party transactions of the Group in the ordinary and usual the Group (“Related Party Transactions”) course of business; are set out in note 43 of the consolidated financial statements. Only the Related Party (2) had been entered into either: Transactions set out in note 43(a) of the consolidated financial statements constitute (i) on normal commercial terms or better; or continuing connected transactions under Chapter 14A of the Listing Rules, the details (ii) if there are not sufficient of which (except for fully exempt continuing comparable transactions to connected transactions) have been judge whether they are on disclosed in the above section “Continuing normal commercial terms, on Connected Transactions”. Other Related terms no less favourable to the Party Transactions do not constitute Company than those available connected transactions or continuing to or (if applicable) from connected transactions under Chapter 14A independent third parties; and of the Listing Rules. (3) had been entered into in accordance with the relevant agreements governing those transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole. China Telecom Corporation Limited Annual Report 2019 083REPORT OF THE DIRECTORS A copy of the auditors’ letter in relation to The Independent Non-Executive Directors the continuing connected transactions has have further confirmed that: been provided by the Company to the Hong The continuing connected transactions for Kong Stock Exchange. the year ended 31 December 2019 entered The Independent Non-Executive Directors into between the Group and its connected of the Company have confirmed that all persons which are subject to annual caps continuing connected transactions for the have not exceeded their respective annual year ended 31 December 2019 to which the caps. Group was a party: (1) had been entered into, and the Related Party Transactions agreements governing those transactions were entered into, by Details of the related party transactions of the Group in the ordinary and usual the Group (“Related Party Transactions”) course of business; are set out in note 43 of the consolidated financial statements. Only the Related Party (2) had been entered into either: Transactions set out in note 43(a) of the consolidated financial statements constitute (i) on normal commercial terms or better; or continuing connected transactions under Chapter 14A of the Listing Rules, the details (ii) if there are not sufficient of which (except for fully exempt continuing comparable transactions to connected transactions) have been judge whether they are on disclosed in the above section “Continuing normal commercial terms, on Connected Transactions”. Other Related terms no less favourable to the Party Transactions do not constitute Company than those available connected transactions or continuing to or (if applicable) from connected transactions under Chapter 14A independent third parties; and of the Listing Rules. (3) had been entered into in accordance with the relevant agreements governing those transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole. China Telecom Corporation Limited Annual Report 2019 083

REPORT OF THE DIRECTORS

5G Network Co-Build and Co-Share Cooperation with China Unicom

On 9 September 2019, the Company entered into a 5G network co-build and co-share framework cooperation agreement (the "Cooperation Agreement") with China Unicom. Pursuant to the Cooperation Agreement, the Company will cooperate with China Unicom to jointly co-build one 5G access network nationwide and co-share 5G spectrum resources while the 5G core network shall be respectively constructed by each party. The Company is cooperating with China Unicom on 5G network co-build and co-share. The Company believes that the cooperation is beneficial to the efficient construction of 5G network and the reduction of network construction and maintenance costs while enhancing efficiency in network and assets operation, which enables the Company to rapidly create 5G service capability and strengthen network quality and business experience so as to achieve a win-win situation for both parties. Please refer to the announcement published by the Company on 9 September 2019 for further details.

Business Review

Relating to the details of the material development of the Group in 2019, a fair review of the business and a discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided in the Chairman's Statement on pages 8 to 19, Business Review on pages 32 to 40 and Financial Review on pages 41 to 49 of this annual report. Description of the principal risks and uncertainties faced the Group can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 92 to 173 of this annual report. Particulars of important events affecting the Group that have occurred after 31 December 2019, if any, can also be found in the Notes to the Consolidated Financial Statements. The outlook of the Group's business is discussed throughout this annual report including in the Chairman's Statement and Business Review.

Description of the Group's key relationships with its employees, customers, suppliers and others that have a significant impact on the Company and on which the Company's success depends can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 92 to 173 of this annual report. In addition, more details regarding the Group's performance by reference to financial key performance indicators and environmental policies, as well as compliance with relevant laws and regulations which have a significant impact on the Group, are provided in the Chairman's Statement, Business Review, Financial Review, Environmental, Social and Governance Report of this annual report. Each of the above-mentioned relevant contents form an integral part of this Report of the Directors.

084

REPORT OF THE DIRECTORS the Company, respectively for the year Compliance with the ended 31 December 2019. Deloitte Touche Corporate Governance Tohmatsu has audited the consolidated Code financial statements set out in this report, which have been prepared in accordance Please refer to the Environmental, Social with the International Financial Reporting and Governance Report set out on pages Standards. The Company has appointed 92 to 173 of this 2019 annual report of the Deloitte Touche Tohmatsu and Deloitte Company for details of our compliance with Touche Tohmatsu Certified Public the Corporate Governance Code. Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Material Legal Proceedings Certified Public Accountants LLP as the Company’s international and domestic As at 31 December 2019, the Company auditors, respectively for the year ending was not involved in any material litigation 31 December 2020 will be proposed to or arbitration, and as far as the Company is the 2019 Annual General Meeting of the aware, no material litigation or claims were Company to be held on 26 May 2020. pending or threatened or made against the Company. By Order of the Board Ke Ruiwen Auditors Chairman and Chief Executive Officer Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Beijing, China Accountants LLP were appointed as the 24 March 2020 international and domestic auditors of China Telecom Corporation Limited Annual Report 2019 085REPORT OF THE DIRECTORS the Company, respectively for the year Compliance with the ended 31 December 2019. Deloitte Touche Corporate Governance Tohmatsu has audited the consolidated Code financial statements set out in this report, which have been prepared in accordance Please refer to the Environmental, Social with the International Financial Reporting and Governance Report set out on pages Standards. The Company has appointed 92 to 173 of this 2019 annual report of the Deloitte Touche Tohmatsu and Deloitte Company for details of our compliance with Touche Tohmatsu Certified Public the Corporate Governance Code. Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Material Legal Proceedings Certified Public Accountants LLP as the Company’s international and domestic As at 31 December 2019, the Company auditors, respectively for the year ending was not involved in any material litigation 31 December 2020 will be proposed to or arbitration, and as far as the Company is the 2019 Annual General Meeting of the aware, no material litigation or claims were Company to be held on 26 May 2020. pending or threatened or made against the Company. By Order of the Board Ke Ruiwen Auditors Chairman and Chief Executive Officer Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Beijing, China Accountants LLP were appointed as the 24 March 2020 international and domestic auditors of China Telecom Corporation Limited Annual Report 2019 085

REPORT OF THE SUPERVISORY COMMITTEE

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People's Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of the shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings. At the fourth meeting of the Sixth Session of the Supervisory Committee held on 15 March 2019, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2018, the auditor's report issued by the external auditors, the profit distribution and dividend proposal, the Supervisory Committee's report for the year 2018, the work plan of the Supervisory Committee for the year 2019, and passed the relevant resolutions. Regarding operating results, application of the new revenue standard, internal control formulation and connected transactions, the Supervisory Committee communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. At the fifth meeting of the Sixth Session of the Supervisory Committee held on 15 August 2019, the Supervisory Committee reviewed and approved the interim financial statements of the Company for the six-month period ended 30 June 2019 and the review report of the external auditors, and passed the relevant resolutions. Regarding the Company's operating results, investment in research and development and the review of the interim financial statements, the Supervisory Committee communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties of the members of the Board and the senior management through their attendance at the relevant Board meetings and Audit Committee meetings.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believed that during the reporting period, all members of the Board and the senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fully fulfilled their responsibilities in accordance with the Articles of Association of the Company, diligently implemented the resolutions of shareholders' meetings and the Board meetings, and strictly complied with the relevant regulations governing listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules and Articles of Association of the Company, or damaged the interests of shareholders.

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REPORT OF THE SUPERVISORY COMMITTEE

During the reporting period, the Company firmly capitalised on the invaluable opportunities arising from the digital transformation of the economy and society, as well as 5G commercialisation, and adhered to the new development principles. Abiding by customer-oriented principles, the Company sharpened its overall strengths, pushed forward value operation, and significantly enhanced its market position. The Company expanded proprietary innovation and open cooperation, while promoting co-building and co-sharing on all fronts and attaining a promising start in 5G commercialisation. Insisting on innovation and coordination, as well as deepening reform, vitality of the Company and employees were concurrently stimulated and high-quality development was elevated to a new level. In 2019, operating revenues of the Company amounted to RMB375.7 billion. Service revenues[1] amounted to RMB357.6 billion, representing an increase of 2.0% compared to last year and continuing to maintain at a level exceeding industry average. Revenues from emerging businesses[2] accounted for 55.3% of total service revenues and contributed 4.5 percentage points to the total service revenues growth, resulting in continual optimisation of revenue structure and persistent expansion of development impetus. EBITDA[3] amounted to RMB117.2 billion, representing an increase of 12.5% compared to last year. Net profit[4] amounted to RMB20.5 billion, representing a decrease of 3.3% over last year and an increase of 2.0% as compared to the net profit for year 2018 excluding the one-off after-tax gain from the listing of China Tower Corporation Limited[5]. Basic earnings per share were RMB0.25. Capital expenditure was approximately RMB77.6 billion, of which investment other than 5G declined for the fourth consecutive year. Free cash flow[6] was RMB21.7 billion.

In summary, by fully capitalising on accumulated deployment and preparation for 5G in the preceding period, the Company strives to open up a new 'blue ocean' for integrated information services. The Company consolidated its capabilities in network, service and operation, while continuing to deepen its reform and innovation, with its market competitiveness strengthening on all fronts. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company insisted on integrating corporate social responsibility into corporate development and persisted in as well as excelled in fulfilling its social responsibilities.

1 *Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.*

2 *Revenues from emerging businesses include revenues from data traffic, Internet applications and DICT services.*

3 *EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.*

4 *Net profit represents profit attributable to equity holders of the Company.*

5 *The one-off after-tax gain from the listing of China Tower Corporation Limited recognised in 2018 was approximately RMB1.1 billion.*

6 *In order to more objectively reflect the Company's free cash flow, enable a comparable basis to free cash flow of prior years and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation "free cash flow = EBITDA minus capital expenditure and income tax" has been changed to "free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights".*

China Telecom Corporation Limited Annual Report 2019 087

REPORT OF THE SUPERVISORY COMMITTEE 2. The opinion concluded by the III. The independent Supervisory Committee on the opinion on the relevant financial implementations of the matters during the Company reporting period Through the supervision and inspection of the Company’s financial policies and 1. The opinion concluded by the financial condition, the Supervisory Supervisory Committee on the Committee is of the view that the compliance of the operation Company is able to strictly comply with the of the Company with laws and regulatory requirements such as section regulations 404 of the US Sarbanes-Oxley Act and to Pursuant to the relevant laws and continue to enhance its internal controls regulations of PRC, the Supervisory over financial reporting, while effectively Committee monitored the convening controlling and managing the Company procedures and resolutions resolved in accordance with rules and regulations. at the meetings of the Board, the The Supervisory Committee suggested the implementation by the Board of the Company to strengthen risk control as resolutions approved by the shareholders’ well as investment efficiency assessment meetings, the performance of duties by in the area of emerging businesses. Upon the Company’s senior management, and reviewing the financial statements for the the Company’s management policies. year 2019 with unqualified audit opinion The Supervisory Committee is of the and other relevant information to be tabled view that the Directors and the senior by the Board at the shareholders’ meetings, management, in performing their duties, which were prepared in accordance with strictly complied with the relevant rules the China Accounting Standards for and regulations, safeguarded the legitimate Business Enterprises and the International rights and interests of the Company and Financial Reporting Standards as audited by the shareholders as a whole, especially PRC certified accountants and international those of the minority shareholders, actively auditors of the Company respectively, the promoted the regulated operation of the Supervisory Committee is of the opinion Company, enhanced the level of corporate that the financial statements truly and fairly governance of the Company, followed reflect the Company’s financial condition, lawful procedures in their decision-making, operating results and cash flows. and implemented resolutions approved at the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company. 088REPORT OF THE SUPERVISORY COMMITTEE 2. The opinion concluded by the III. The independent Supervisory Committee on the opinion on the relevant financial implementations of the matters during the Company reporting period Through the supervision and inspection of the Company’s financial policies and 1. The opinion concluded by the financial condition, the Supervisory Supervisory Committee on the Committee is of the view that the compliance of the operation Company is able to strictly comply with the of the Company with laws and regulatory requirements such as section regulations 404 of the US Sarbanes-Oxley Act and to Pursuant to the relevant laws and continue to enhance its internal controls regulations of PRC, the Supervisory over financial reporting, while effectively Committee monitored the convening controlling and managing the Company procedures and resolutions resolved in accordance with rules and regulations. at the meetings of the Board, the The Supervisory Committee suggested the implementation by the Board of the Company to strengthen risk control as resolutions approved by the shareholders’ well as investment efficiency assessment meetings, the performance of duties by in the area of emerging businesses. Upon the Company’s senior management, and reviewing the financial statements for the the Company’s management policies. year 2019 with unqualified audit opinion The Supervisory Committee is of the and other relevant information to be tabled view that the Directors and the senior by the Board at the shareholders’ meetings, management, in performing their duties, which were prepared in accordance with strictly complied with the relevant rules the China Accounting Standards for and regulations, safeguarded the legitimate Business Enterprises and the International rights and interests of the Company and Financial Reporting Standards as audited by the shareholders as a whole, especially PRC certified accountants and international those of the minority shareholders, actively auditors of the Company respectively, the promoted the regulated operation of the Supervisory Committee is of the opinion Company, enhanced the level of corporate that the financial statements truly and fairly governance of the Company, followed reflect the Company’s financial condition, lawful procedures in their decision-making, operating results and cash flows. and implemented resolutions approved at the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company. 088

REPORT OF THE SUPERVISORY COMMITTEE In 2020, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, and lay emphasis on monitoring the Company to fulfill its commitment to its shareholders. The Supervisory Committee will supervise the Company’s implementation of important measures committed to shareholders and focus on the Company’s implementation of important measures in the process of pushing forward network construction, safeguarding network and information security, enhancing the service quality, expanding the subscriber base and promoting corporate high-quality development, and will further broaden the work plan of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors. By Order of the Supervisory Committee Sui Yixun Chairman of the Supervisory Committee Beijing, China 24 March 2020 China Telecom Corporation Limited Annual Report 2019 089REPORT OF THE SUPERVISORY COMMITTEE In 2020, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, and lay emphasis on monitoring the Company to fulfill its commitment to its shareholders. The Supervisory Committee will supervise the Company’s implementation of important measures committed to shareholders and focus on the Company’s implementation of important measures in the process of pushing forward network construction, safeguarding network and information security, enhancing the service quality, expanding the subscriber base and promoting corporate high-quality development, and will further broaden the work plan of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors. By Order of the Supervisory Committee Sui Yixun Chairman of the Supervisory Committee Beijing, China 24 March 2020 China Telecom Corporation Limited Annual Report 2019 089

RECOGNITION AND AWARDS 090RECOGNITION AND AWARDS 090

OUR ACHIEVEMENTS Soar to New HeightOUR ACHIEVEMENTS Soar to New Height

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT GREEN DEVELOPMENT OPERATING WITH INTEGRITY WIN-WIN COOPERATION CREATING VALUE TOGETHER 092 092ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT GREEN DEVELOPMENT OPERATING WITH INTEGRITY WIN-WIN COOPERATION CREATING VALUE TOGETHER 092 092

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT a large-scale and leading integrated information services operator As in the world, China Telecom all along persists in incorporating the environmental, social and governance (“ESG”) responsibilities into corporate operation and management, and has established and continues to optimise effective risk management and internal control systems in relation to ESG. With rapid development of mobile Internet and swift upgrade of information consumption, the Company continues to promote corporate transformation and accelerates business upgrade, endeavouring to provide premium network information services for users and striving to be a leading integrated intelligent information services operator. The Company has strictly complied with the provisions of the Environmental, Social and Governance Reporting Guide as set out in Appendix 27 (“ESG Reporting Guide”) to the Listing Rules of the Hong Kong Stock Exchange in 2019, and considers the concerns of stakeholders and the environmental, social and governance issues identified by the Company in the course of operations as a basis for reporting. In 2019, the Company further refined its own System of Environmental, Social and Governance (ESG) Indicators, improved the internal process for collecting and monitoring the data on ESG performance and strengthened procedures on ESG data collection, review and application to ensure detailed information on how the Company fulfills its responsibility in the aspect of environmental, social and governance as required under the relevant provisions has been disclosed. This report is a yearly report which covers the Company and its subsidiaries (branches) for the period from 1 January 2019 to 31 December 2019. For details of compliance with ESG Reporting Guide, please see the ESG Reporting Guide Index in this report. There are no significant changes in the scope of this report from the ESG Report published in the 2018 annual report. This report has been reviewed and approved by the Board for publication. China Telecom Corporation Limited Annual Report 2019 093ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT a large-scale and leading integrated information services operator As in the world, China Telecom all along persists in incorporating the environmental, social and governance (“ESG”) responsibilities into corporate operation and management, and has established and continues to optimise effective risk management and internal control systems in relation to ESG. With rapid development of mobile Internet and swift upgrade of information consumption, the Company continues to promote corporate transformation and accelerates business upgrade, endeavouring to provide premium network information services for users and striving to be a leading integrated intelligent information services operator. The Company has strictly complied with the provisions of the Environmental, Social and Governance Reporting Guide as set out in Appendix 27 (“ESG Reporting Guide”) to the Listing Rules of the Hong Kong Stock Exchange in 2019, and considers the concerns of stakeholders and the environmental, social and governance issues identified by the Company in the course of operations as a basis for reporting. In 2019, the Company further refined its own System of Environmental, Social and Governance (ESG) Indicators, improved the internal process for collecting and monitoring the data on ESG performance and strengthened procedures on ESG data collection, review and application to ensure detailed information on how the Company fulfills its responsibility in the aspect of environmental, social and governance as required under the relevant provisions has been disclosed. This report is a yearly report which covers the Company and its subsidiaries (branches) for the period from 1 January 2019 to 31 December 2019. For details of compliance with ESG Reporting Guide, please see the ESG Reporting Guide Index in this report. There are no significant changes in the scope of this report from the ESG Report published in the 2018 annual report. This report has been reviewed and approved by the Board for publication. China Telecom Corporation Limited Annual Report 2019 093

ENVIRONMENTAL,
SOCIAL AND GOVERNANCE REPORT
Corporate Social Responsibility Report

I. Promoting responsibility management

The Company strictly complies with the provisions of the *Environmental, Social and Governance Reporting Guide* as set out in Appendix 27 to the Listing Rules of the Hong Kong Stock Exchange, earnestly studies and proactively makes reference to the *Consultation Conclusions on Review of the Environmental, Social and Governance Reporting Guide and Related Listing Rules* published by the Hong Kong Stock Exchange in December 2019, and strengthens ESG management. The Board of Directors of the Company attaches high importance to the work on Environmental, Social and Governance ("ESG"), and is responsible to evaluate and determine the Company's ESG-related risks, ensuring the Company has established effective ESG risk management and internal control systems and formulated the Company's ESG management policy and strategy. The Board also regularly reviews the Company's performance and approves the disclosure of ESG reports to ensure the Company's level in fulfilling ESG responsibility is persistently improved. We reported the work plan to the Board during the preparation stage of this report and also reported to the Board upon the finalisation of this report. This report was reviewed and approved by the Board.

The Company establishes an ESG working group which is managed by senior management, while the Corporate Strategy Department coordinates with relevant departments in the headquarters, provincial branches, professional companies and units directly under the headquarters participating in ESG reporting work. ESG working group is authorised to be responsible for implementing the Company's ESG strategies, promoting ESG performance management and monitoring information disclosure and relevant fundamental work.


Board of Directors
Senior Management
Corporate Strategy Department coordinates with Related Functional Departments
Provincial Branches, Professional Companies, Units directly under the Headquarters
ESG working group

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The Company established its own system of ESG Indicators, set up the information statistics system for ESG performance and refined procedures on ESG data's collection, review and application. In accordance with *A Step-By-Step Guide to ESG Reporting* issued by the Hong Kong Stock Exchange in 2018, the Company perfected its information disclosure and regulated the disclosure of detailed information on how the Company fulfills its responsibility in the aspect of ESG governance.

The Company promotes communication with its investors, customers, employees, government and regulatory institutions, communities and other stakeholders through various channels including announcements, reports, meetings, seminars, visits, service hotlines, questionnaires and events. The Company earnestly listens to the expectations and needs of the stakeholders, sorts out the opinions and suggestions from all parties and actively responds to the concerns raised.

Stakeholders' Expectations on the Company and Our Response

Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Investors	• Statements and announcements • Reports and visits • Daily communication • Investor conferences	• Value retention and appreciation • Regulating corporate governance • Operational risk prevention • Regulating information disclosure	• Operate steadily and continue to create value for shareholders • Improve corporate governance level and continuously improve internal control system • Protect the rights of investors, especially small and medium investors, in accordance with laws • Strictly comply with the disclosure requirements of corporate information
Customers	• Customer service hotline • Account manager's visits • Customer surveys • Customer communication activities	• Suitable and good business products • Enhancement of service quality • Tariff charges reduction • Harmful information prevention • Personal privacy protection	• Promote business and products innovation • Promote transparent consumption • Set reasonable and preferential tariff charges • Regulate value-added service cooperation management • Protect customer information in accordance with laws

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Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Employees	• Employee representative congress • Employee-management conversations • Employee opinion surveys • Complaints and grievances	• Legal rights protection • Realisation of professional development • Management participation • Caring for employees	• Regulate labour management • Optimise income distribution and welfare protection mechanism • Reinforce employee training and improve career development • Count on the function of employee representative congress • Improve work conditions
Government and Regulatory Institutions	• Meetings • Statements or reports • Reports and visits	• Compliance with laws and regulations • Government management requirement implementation • Facilitation of industry development • Promotion of Employment	• Govern the corporate in accordance with laws, and operate with integrity • Pay taxes in accordance with laws, and foster employment opportunities • Provide innovative informationalised products and services, promote high-quality economic development • Actively provide advice and suggestions
Supply Chain	• Business communication • Business trainings • Seminars or forums	• Equal and mutually beneficial cooperation • Co-creation of value • Promotion of industry development	• Cooperate with integrity, create mutual benefit and achieve win-win • Actively create an industrial ecosphere and promote industry development
Peers	• Forums or conferences • Dispute coordination and resolution • Special topic working groups • Visits	• Lawful and fair competition • Reinforcement in communication and cooperation and promotion of healthy development of the industry	• Actively communicate and exchange experience • Promote inter-connection and inter-communication • Actively engage in co-building and co-sharing

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Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Community	• Community communication activities • Community co-build activities • Social welfare activities	• Environment protection • Telecommunications universal services • Emergency communications assurance • Assisting vulnerable groups	• Implement energy conservation and emission reduction as well as environmental protection measures • Actively fulfill universal services obligation • Maintain smooth communication • Promote poverty alleviation and help the disabled and people in need

In accordance with the ESG subject areas contained in the ESG Reporting Guide, while taking into consideration the expectations and needs of stakeholders based on the characteristics of our business and the industry as well as the impact of our business operations on the economy, environment and society, the Company assesses ESG issues that are relevant and material to the Company's business operations from the dual perspectives of its importance to stakeholders and its impact on the Company's business operations, and selects and establishes a materiality matrix (see below) as the basis for the Company's ESG report's disclosure.


High
Importance to stakeholders
Maintaining network information security
Protecting the rights of customers
Assuring emergency communications
Speed upgrade and tariff reduction
Operating with integrity and in compliance with laws
Enhancing service capabilities
Integrity governance and anti-corruption
Promoting the co-building and co-sharing of communication infrastructure
Safeguarding the rights of employees in compliance with laws
Actively promoting employees' development
Promoting energy conservation and emission reduction
Promoting universal services
Caring for employees' well-being
Promoting responsible supply chain
Emphasising environmental protection in engineering construction
Enhancing production safety and health and safety management
Conservation of natural resources
Participation in social welfare activities
Child and forced labour prevention
Impact on the Company's business operations
High

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Social Responsibility Report The main issues of this report are presented in the following table: Environmental, social and governance areas listed in the Environmental, Social and Governance Reporting Guide of the Main environmental, social and Hong Kong Stock Exchange governance issues for the Company Subject Area A: Environmental A1 Emissions • Promoting energy conservation and emission reduction A2 Use of Resources • Conservation of natural resources A3 The Environment and Natural Resources • Emphasising environmental protection in engineering construction • Promoting the co-building and co-sharing of communication infrastructure Subject Area B: Social B1 Employment • Safeguarding the rights of employees in compliance with laws • Caring for employees’ well-being B2 Health and Safety • Enhancing production safety and health and safety management B3 Development and Training • Actively promoting employees’ development B4 Labour Standards • Child and forced labour prevention B5 Supply Chain Management • Promoting responsible supply chain B6 Product Responsibility • Building advanced 5G Network • Speed upgrade and tariff reduction • Promoting universal services • Maintaining network information security • Assuring emergency communications • Protecting the rights of customers • Enhancing service capabilities B7 Anti-corruption • Operating with integrity and in compliance with laws • Integrity governance and anti-corruption B8 Community Investment • Participation in social welfare activities This report is a yearly report which covers the policies, measures and performance on the ESG-related issues of the Company and its subsidiaries (branches) for the period from 1 January 2019 to 31 December 2019 (reporting period). 098ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Social Responsibility Report The main issues of this report are presented in the following table: Environmental, social and governance areas listed in the Environmental, Social and Governance Reporting Guide of the Main environmental, social and Hong Kong Stock Exchange governance issues for the Company Subject Area A: Environmental A1 Emissions • Promoting energy conservation and emission reduction A2 Use of Resources • Conservation of natural resources A3 The Environment and Natural Resources • Emphasising environmental protection in engineering construction • Promoting the co-building and co-sharing of communication infrastructure Subject Area B: Social B1 Employment • Safeguarding the rights of employees in compliance with laws • Caring for employees’ well-being B2 Health and Safety • Enhancing production safety and health and safety management B3 Development and Training • Actively promoting employees’ development B4 Labour Standards • Child and forced labour prevention B5 Supply Chain Management • Promoting responsible supply chain B6 Product Responsibility • Building advanced 5G Network • Speed upgrade and tariff reduction • Promoting universal services • Maintaining network information security • Assuring emergency communications • Protecting the rights of customers • Enhancing service capabilities B7 Anti-corruption • Operating with integrity and in compliance with laws • Integrity governance and anti-corruption B8 Community Investment • Participation in social welfare activities This report is a yearly report which covers the policies, measures and performance on the ESG-related issues of the Company and its subsidiaries (branches) for the period from 1 January 2019 to 31 December 2019 (reporting period). 098

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This report actively complies with the requirements of the ESG Reporting Guide of the Hong Kong Stock Exchange in relation to the reporting principles of "materiality", "quantitative", "balance" and "consistency". Based on the materiality principle, the Board of the Company determined the importance of ESG issues, and this report disclosed our communication with stakeholders, the identification process of the material issues and the materiality matrix. Based on the quantitative principle, the Company strived to quantify its ESG performance indicators as much as possible. The statistical standards, methods, assumptions and calculation tools, as well as the sources of conversion factors for quantifying the key performance indicators are all disclosed in this report. Based on the balance principle, this report strived to provide an unbiased picture of the Company's ESG performance during the reporting period and avoided selection, omissions or presentation formats that may inappropriately influence the decision or judgement of the readers. Based on the consistency principle, the Company kept the statistical methods used for the data disclosed in this report consistent, and if there was any inconsistency, explanations were made.

For details of compliance with the ESG Reporting Guide of the Hong Kong Stock Exchange, please refer to the ESG Reporting Guide Index in this report.

II. Operating with integrity and in compliance with laws

China Telecom governs the corporate in accordance with laws and regulations, persists in operating in compliance with laws and integrity through abidance by relevant laws and regulations and industry regulations. We have established an all-rounded and seamless compliance system featuring, among others, internal control, audit supervision, anti-corruption and comprehensive risk management. The Company has established a sound, long-term and effective communication mechanism in order to regulate the disclosure of corporate information and is open to government supervision and public scrutiny.

In accordance with *Company Law of the People's Republic of China*, *Accounting Law of the People's Republic of China*, *Contract Law of the People's Republic of China*, *Cybersecurity Law of the People's Republic of China*, *Anti-Monopoly Law of the People's Republic of China*, *Anti-Unfair Competition Law of the People's Republic of China*, *Securities Law of the People's Republic of China* and *Code of Corporate Governance for Listed Companies in China* published by the China Securities Regulatory Commission and other laws and regulations and the regulatory requirements governing internal control of listed companies in capital markets such as the United States and Hong Kong, the Company established its *Internal Control Manual* to ensure that the Company's operation and management is in compliance with laws and regulations, the assets are secured, and the financial reports and relevant information are accurate and complete.

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In compliance with the *Trademark Law of the People's Republic of China*, *Patent Law of the People's Republic of China* and other laws and regulations, the Company implemented systems and measures including *Guidance Opinions of China Telecom on Strengthening Intellectual Property Work*, *Operation Guidelines of Intellectual Property Management in Product Development*, *Administrative Measures on Trademark Management of China Telecom Group*, *Interim Measures for the Patent Management of China Telecom Group*. The Company established a sound intellectual property management system and strictly protected intellectual property rights. Focusing on the risk of intellectual property rights infringement, the Company issued risk alert in a timely manner and organised propaganda to promote the protection and requirements of use of intellectual property rights in respect of logos, pictures, fonts and audio-visual materials used in operation and management. The Company organises activities to promote the rule of law and governance annually, such as the "World Intellectual Property Day" and the "National Intellectual Property Rights Promotion Week", to raise the awareness on intellectual property rights among all employees. In 2019, the Company strengthened the exploration and landscape of patents in relation to 5G, artificial intelligence, Big Data, blockchain and other fields, conducted trainings on patents, strictly controlled the quality of patents and enhanced the protection of intellectual property rights of popular technologies.

The Company strictly executed the laws and regulations on integrity governance and anti-corruption and strengthened the development of systems, mechanisms and culture and other aspects in order to strictly prohibit the occurrence of any forms of corruption such as bribery, extortion, fraud and money laundering. The Company established and optimised five major mechanisms including anti-corruption education and prevention, system monitoring, discipline and accountability, fault tolerance and correction, and inspection and check. We conducted integrity and discipline education, formulated code of conduct such as integrity manual, and opened a public WeChat account called "China Telecom with Integrity". We set up a whistleblowing postal mailbox, emails and hotline to address any report of whistleblowing allegations and relevant complaints against its employees as well as relevant criticism, opinions and recommendations on integrity construction and anti-corruption work.

In 2019, according to the laws and regulations and the requirements of regulatory authorities, in line with the changes in business operations, the Company continuously strengthened compliance management, perfected the *Internal Control Manual* and other rules and regulations and continuously assessed the implementation of rules and regulations, and timely rectified the problems once identified.

III. Providing high quality network assurance

China Telecom promoted the construction of fundamental network and new style fundamental infrastructure, promoted universal services and continuously worked on network "Speed Upgrade and Tariff Reduction", maintaining network information security and assuring emergency communications in order to provide high quality network assurance for customers and economic and social development.

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Building advanced 5G Network

On the basis of the preliminary preparation groundwork of 5G technology trial and commercial launch preparation, we obtained the business operation permit for 5G networks in June 2019 and thereafter quickly promoted the 5G network construction. Meanwhile, we fully commenced the co-build and co-share cooperation with China Unicom on 5G base stations to expedite the progress of 5G network construction and concurrently achieved significant reduction in resources deployment. As of the end of 2019, the Company possessed more than 60,000 5G base stations with service capabilities and launched 5G networks in more than 50 cities nationwide.

The Company strived to promote the research and development of 5G technology, led a total of 42 5G international standardisation projects and works, independently researched and developed the network slicing management platform, edge computing business management platform, and open platform for capabilities, and released the radio frequency reference design of 3.5GHz 5G indoor small base station. The Company proactively promoted the 5G standalone (SA) mature industry chain and achieved the SA deployment based on IPv6 and cloud network integration as well as the inter-cooperation of 5G and 4G.

Promoting Speed Upgrade and Tariff Reduction

In 2019, the Company consolidated and improved the quality of 4G network, continued to enhance in-depth coverage level of 4G network and improved network quality, particularly in data traffic-intensive and voice-intensive zones such as high-speed trains, expressways, colleges and universities, high-density residential areas, high data traffic commercial areas and subways by applying dynamic bandwidth expansion in our base stations on a monthly basis, thus providing a good experience to our customers. To achieve the full commercialisation of VoLTE service (calls based on 4G network), the Company further enhanced the fibre broadband coverage in urban cities and rural towns, and integrated customers' needs to actively deploy Thousand-Mbps fibre broadband network. The Company further reduced handset data tariff and achieved the target of reducing the average tariff of handset data by at least 20%. The Company actively carried out the "Upgrade Speed and Benefit Enterprises" activities and continued to reduce the standard tariff for Internet dedicated lines, and achieved the goals of reducing tariffs for dedicated lines for SMEs and broadband by 15% respectively.

Promoting universal services

The Company continuously promotes the construction of communication networks in rural areas. The Company has set up local services points for rural villages adapting to local conditions and proactively promoted informatisation applications and e-commerce development in rural areas to promote the prosperity of rural villages. The Company vigorously carries out network poverty alleviation by accelerating the promotion of universal service projects in remote and impoverished villages and improving the broadband access coverage in those areas. During the year, the fourth batch of universal services and the construction of around 4,500 4G base stations were completed ahead of schedule. In the parent company's targeted counties for poverty alleviation, namely Yanyuan and Muli Counties of Sichuan Province, Shufu County of Xinjiang Uygur Autonomous Region, Tianlin County of Guangxi Zhuang Autonomous Region, and in counties supported by the parent company, namely

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Banbar County of Tibet Autonomous Region and Jiuzhi County of Qinghai Province ("6 targeted counties for poverty alleviation and offer of support and assistance"), the Company achieved the coverage of fibre broadband and 4G network in all administrative villages ahead of schedule.

Maintaining network information security

The Company complies with the *Cybersecurity Law of the People's Republic of China* and other laws and regulatory requirements, conscientiously implements the requirements of the Ministry of Industry and Information Technology, Ministry of Public Security and other authorities on network and information security. We actively cooperate with government authorities, including to combat cybercrimes and decontaminate the cyberspace. In 2019, we separately established the Network and Information Security Management Department to further improve the network and information security management system by optimising the system mechanism, enhancing accountability and continuously improving the corporate network and information security capabilities. We also strengthened the daily monitoring of network and information security, promoted technology and application research, enriched network and information security means, provided customers with a series of protection and services, such as anti-DDoS attack (distributed denial-of-service attacks), website security, domain name security and caller ID safety reminders, and actively discovered and intercepted adverse contents such as malicious links, malicious codes, fraud information and phishing websites transmitted through the network, striving to create and protect a clean cyberspace.

Assuring emergency communications

The Company is truly committed to the mission of providing safe and smooth communications assurance and is devoted to fight against a number of severe natural disasters such as earthquakes, typhoons, floods and landslides and to safeguard important events. In 2019, we successfully accomplished disaster relief and emergency telecommunications assurance for the forest fire in Liangshan Prefecture of Sichuan Province and Changzhi of Shanxi Province, the earthquake of 6.0 magnitude in Changning of Sichuan Province, the super typhoon named Lekima and the mudslide caused by torrential rain in


5G

Telecommunication assurance for the 20th anniversary of Macau handover



Demonstration of 5G emergency telecommunication assurance

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Wenchuan of Sichuan Province and Yanjin of Yunnan Province. We also successfully provided telecommunications assurance for important events including 70th anniversary of the Founding of the People's Republic of China, 20th Anniversary of Macao's Return to the Motherland, the 7th Military World Games, the Second China International Import Expo, the Second Belt and Road Summit, International Horticultural Exhibition 2019 Beijing China, Boao Forum for Asia, the Conference on Dialogue of Asian Civilisations and World Internet Conference. During the year, more than 69,000 personnel, 22,000 vehicles and 17,000 sets of emergency communication equipment were deployed for emergency communications.

IV. Providing heartfelt services to customers

China Telecom has a profound understanding of the customers' needs. While being dedicated to providing customers with various communication and information application businesses, the Company focuses on protecting customer rights, enhances the construction of service capability and promotes intelligent service, continuously improving service quality and service level.

Protecting the rights of customers in accordance with laws

The Company strictly conforms to the laws and regulations regarding consumer rights and interests such as *Law of the People's Republic of China on Protection of Consumer Rights and Interests* and *Advertising Law of the People's Republic of China*, dedicates to provide products and services in compliance with laws and regulations, performs compliance checks on advertisement campaigns and continuously standardises business tariff management. The Company listens to users' opinions via channels like "Hotline 10000", online and physical stores, etc., and continuously carries out events such as "Customer Rights Day", "General Manager's Service Day" and "Listen to Hotline 10000".

The Company strictly complies with the *Cybersecurity Law of the People's Republic of China* and other laws and regulatory requirements, implements the relevant regulatory requirements of the government, continuously perfects the users' personal information protection management system, and strengthens the protection of users' personal information. In 2019, the Company thoroughly implemented *the Administrative Measures of China Telecom on Security Management of Personal Information of Users* and *the Administrative Measures of China Telecom on Information Security Management of Users* and other regulations and supervised enterprises at all levels to implement the division of responsibility on protection of users' personal information in order to ensure that business, operations and systems must thoroughly and unanimously protect information security. We pragmatically regulated behaviours of collecting, storing, transmitting, using and destroying user information and strictly controlled the authorisation permission rights for sales staff to access and edit customers account information in order to "collect information for a proper purpose, store and use the information properly, record the use of information, and investigate the abuse of power".

In response to customers' feedback on services, the Company actively promoted improvement and rectification. In 2019, the Company focused on the rectification of issues such as "complicated service packages which were difficult for the users to choose", "infringement of users' rights of marketing initiatives of value-added businesses", "harassment calls or spam messages which disturbed users" and "excessive collection and illegal use of users' personal information data", and

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achieved remarkable results. Among which, the performance indicators such as the number of service packages for sale, the number of complaints on value-added businesses and the number of disputes involving unclear charges recorded a significant decrease compared to last year. Performance indicators such as the number of complaints of harassment calls and spam messages reported by Ministry of Industry and Information Technology as well as the rate of complaints by millions of users were at a relatively low level in the industry.

The Company strengthened the compliance management of collection and use of personal information for corporate APP. In 2019, we formulated a series of policies such as the *Rules for the Collection and Use of Personal Information for APPs of China Telecom and the Administrative Measures for the Compliance Management on the Collection and Use of Personal Information of APPs for our Customers*, which effectively improved the compliance level of the APPs in terms of standard specifications, implementation and execution, education and training, technical support and establishment of a long-term mechanism. We comprehensively identified and checked the Company's self-developed APPs and carried out risk assessment and problem rectification. The Company organised compliance management trainings on topics related to the collection and use of personal information of APPs, carried out random inspections on the APPs, conducted assessments on a rolling basis and shut down, suspended or switched unqualified APPs. We improved compliance management efficiency by strengthening the construction of corresponding technical support measures, establishing a compliance management platform for corporate APPs to collect and use personal information, conducting technical inspections on the authorisations to use and collect personal information and regulating the manners of the Company's self-developed APPs to obtain personal information.

Enhancing services capabilities

Insisting on the customer-oriented principle, the Company improved service shortcomings and enhanced service quality and customer experience. A customer experience evaluation mechanism that covers the users' multi-dimensional experiences such as long-term, comprehensive, specific and instant experiences has been established. In 2019, in respect of individual customers, we focused on the launch of 5G services which brought good perception to the users. Following the principle of "whether 5G is good or not, users have the final say", the Company organised and offered full-process and full-scenario customer experience and arranged interviews with those users. We highlighted the usage scenarios from the customers' perspective, benchmarked against leading practices, collected real experience perception from the users, quickly responded to customers' problems and gradually promoted problem solving so as to achieve persistent enhancement of 5G perception. In respect of household customers, the Company formulated and implemented the services standards for Smart Family applications and promoted the transformation from installation and maintenance services to the delivery of integrated solutions for household informatisation. Meanwhile, the Company carried out user satisfaction evaluation on the installation and maintenance of the Smart Family applications and achieved a satisfaction rate of above 90%. In respect of government and enterprise customers, the Company strengthened collaborative services of cloud-network integration and enhanced the timely installation rate and timely repair rate of business dedicated lines and end-to-end services for Wi-Fi networking, so as to enhance the self-service capability.

The Company continuously enhanced its intelligent service capability through using AI (artificial intelligence). We continuously developed "Smart Hotline 10000" using artificial intelligence and Big Data

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technologies, deepened the operation of artificial intelligence and increased the proportion of intelligent interactive services. In 2019, the "Smart Hotline 10000" customer service centres in 31 provinces achieved artificial intelligence interactions, and the intelligent voice navigation services accounted for 40% with a satisfaction rate of over 90%. The project of "unify empowerment with artificial intelligence technology and comprehensively improve the corporate services capabilities" was awarded "1st Class Achievement for Innovation in the Modernisation of Corporate Management in the Communication Industry" (16th Session) by China Association of Communication Enterprises. The Company strengthened the new media customer service capabilities, and the scale and service volume of new media users continued to increase. China Telecom's customer service public accounts at Weibo and WeChat were awarded the "2019 Most Influential Second-tier New Media Account of State-owned Enterprises" by the news centre of the State-owned Assets Supervision and Administration Commission of the State Council.

According to the assessment conducted by the Ministry of Industry and Information Technology, in 2019, the rates of overall user satisfaction and the user satisfaction with the Company's handset Internet access continued to maintain a leading position in the industry.

V. Caring for employees

China Telecom safeguards the interests of its employees in accordance with laws, attaches great importance to building harmonious labour relations, supports labour unions in carrying out their functions, encourages employees to participate in the management and actively helps employees to improve their capabilities, so that the Company and the employees can grow together.

Safeguarding the rights of employees in compliance with laws

The Company strictly complies with and implements the relevant laws and regulations regarding labour and protection of the employees' rights and interests including *the Labour Law of the People's Republic of China, the Labour Contract Law of the People's Republic of China and the Trade Union Law of the People's Republic of China*, and protects the rights and interests of employees with respect to labour rights, democracy rights and spiritual culture rights in accordance with the laws. The Company strictly implements *the Notice on Standardisation of Labour Management in Strict Compliance with the Labour Contract Law of the People's Republic of China*, improves labour management, and conducts workforce employment in accordance with laws and regulations. The Company also ensures that all contract employees have their labour contracts


“翼家欢聚 金秋光影SHOW”

Caring for employees through various measures to stimulate employees' vitality

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signed and their remunerations and social security insurances paid in full and in a timely manner. The Company continually implements *the Notice on Issues concerning Labour Dispatch Management*, improves the business operation models and job role classification, clearly determines the employment form of each role, standardises the designated agreements signed with agency workers, checks and supervises these dispatch units and dispatch workers to sign employment contracts, and pays remuneration and social security insurances in a timely manner in order to protect the rights and interests of contract or agency workers. The Company adheres to principles of gender equality and equal pay for equal work, protects the privacy of employees in accordance with laws and implements the paid annual leave system. The Company prohibits child labour and forced labour in accordance with laws. In 2019, no child labour or forced labour was found. The Company supports the labour unions in carrying out their functions in accordance with laws, encourages employee participation in management and continuously establishes stable and harmonious relationship with the employees.

Promoting employees' development

The Company strengthens the development of the high-level professional teams. In 2019, we implemented the *High-Level Professional Talent Management Measures* and enhanced the development of the professional teams. The Company implemented the "Hundred, Thousand and Ten Thousand Professional Talents Project", appointed 1 China Telecom Scientist, 8 Chief Experts and more than 800 Senior Experts and promoted the building of the expert teams at provincial level companies in an orderly manner. The high-level professional talents tier of the Company has been preliminarily formed. We increased our efforts in cultivating our talents at different levels and grades and carried out the training programs for high-end transformation talents named "Spark Programme" and "Prairie Fire Programme" in order to accelerate the cultivation of professional leading talents in the fields of 5G, cloud computing and Big Data. We also organised and carried out the professional knowledge update projects. The Company optimised its talent pool by recruiting fresh graduates and strengthened the cultivation of young technical talents. We innovated the mechanism for retaining and cultivating outstanding talents and provided opportunities for talents to pursue their career goals by adopting mechanisms such as talent special zone, talent workstation and "talent cloud" platform to support the Company's key projects, offering a platform for talents to develop their potential.

The Company strengthens employees' training. The Company fully exerted the online and offline training capabilities of China Telecom College and China Telecom Online College and developed training courses focusing on enhancing abilities for various job levels and skills for all positions. In 2019, we focused on the Company's key tasks such as cloud-network integration reform, business development of Smart Family applications, capabilities enhancement of Unit CEOs and targeted poverty alleviation. We achieved remarkable results with efforts to conduct various professional trainings online or offline where theories and practical applications are organically integrated. During the year, more than 700 internal trainers at the Company level and more than 400 internal trainers on probation at the Company level were recruited or re-appointed and more than 260,000 hours of lectures were delivered by the internal trainers at all levels. Our Online College continued to build a smart learning platform to accurately empower frontline employees. More than 130,000 people studied in the Online College and the average learning time per employee exceeded 18 hours.

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The Company actively promotes skills and value enhancement of employees. In 2019, the Company revised the *China Telecom Employees' Honour System* to extensively enhance the honour incentives for our employees in diverse positions. The Company continuously deepened the featured reform model of three dimensional inter-driven forces comprising "sub-division of performance evaluation units, professional operation and top-down support", strengthened the integrated support for sub-dividing performance evaluation units and supported their business development. The Company strengthened the incentives to Unit CEOs and employees from various angles such as remuneration, career development, training and honours and encouraged them to fully develop their enthusiasm and skills and continuously improve their performance and personal values. We implemented the *Administrative Measures of China Telecom on Skills Competition* and other measures, continued to hold various types of work competitions, skills competitions and knowledge contests, fully mobilised the function of innovation workshops, guided the staff to improve their capabilities and quality and encouraged them to strive for innovations in their daily job. During the year, more than 26,000 innovation results or cases were recorded, and over 2,500 results were recognised and promoted. More than 200 employees were awarded the title of "Technical/Labour Master of the Group" and more than 1,500 employees were awarded the title of "Technical/Labour Pacesetter of the Group". By the end of 2019, a total of over 1,300 staff innovation workshops were built.

Enhancing production safety and health and safety management

The Company conscientiously and strictly implements the *Work Safety Law of the People's Republic of China*, fully fulfills the core responsibilities for corporate safety production, develops sound accountability systems, implements safety responsibilities at all levels, strictly implements safety production assessment and punishment system and continually solidifies the foundation of safety production management. The Company continually carries out supervision and assessment on the safety production of the professional categories and units, so as to timely eliminate hazards. The Company widely promotes publicity and education of relevant laws and regulations, internal policies and rules on production safety and persistently increases the employees' awareness on safety and emergency prevention techniques. The Company strengthened the safety management of engineering projects, strictly implemented licences obtaining system for special operation employees, perfected the accidents emergency drill and strengthened emergency drills. In 2019, there was no occurrence of severe work-related casualties and accidents.

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The Company attaches great importance to occupational health and safety management and formulated the *Interim Provisions on "Simultaneous Execution of Three Aspects" of Occupational Safety, Hygiene Facilities and Main Construction Projects* and the *Interim Provisions on Personal Protective Equipment for Employees*, organising supervision and inspections on the work sites of our employees, supervising the design and installation units to design and install in accordance with the standards including for indoor lighting, noise, temperature and humidity and continuously improving the workplace environment and work conditions, thus effectively eliminating the occurrences of occupational illness. The Company conducts on-site inspections from time to time, urged units to allocate necessary protective equipment for workers in accordance with the relevant requirements and standards and supervised workers to wear and use the protective equipment properly. Every year, the Company provides free medical examinations for all employees and ensures the coverage ratio of medical examinations reaches 100%. The Company continuously conducts counselling activities concerning mental health of the employees and assistance work, and proactively helps the employees reduce their stress and pressures.

Caring for employees' well-being

The Company perfects the closed-loop management mechanism from gathering, analysing, processing and giving feedback to understand employees' needs and establishes communication channels such as seminars, surveys, visiting employees' family, frontline visits, face-to-face communication, reception visits, handling incoming mail or email, striving to enhance communication and to thoroughly understand the thoughts, working and living conditions of employees as well as the hot topics and problems that the employees most care about. Enterprises at all levels actively helped the employees solve practical problems or difficulties through regularising visits, responding to hot issues, helping employees in need and other measures. We provided convenient services to employees and strengthened our care for outstanding model workers, young employees and outsourced employees. Over 15,000 employees who lived in hardship were helped during the year. The Company also provided sympathy allowances to 14 provincial companies in Sichuan, Zhejiang, and etc. which suffered from natural disasters such as earthquakes, typhoons and floods. The sympathy allowances were given to those affected families and frontline employees who helped with telecommunication recovery. The Company continually built and promoted "Four-Smalls", namely small canteens, small bathrooms, small washrooms and small activity rooms, in order to actively improve the dining and office environment of employees. During the year, the Company built more than 1,600 "Four-Smalls", operated, refurbished and maintained more than 4,400 "Four-Smalls". We also constructed oxygen supply facilities in the grass-root units at an elevation of 3,500 meters or above in five provinces or autonomous regions, i.e. Tibet, Qinghai, Sichuan, Gansu and Xinjiang. The Company organised the collection and selection of outstanding case studies for caring employees. Around 2,000 outstanding case studies were collected, of which 46 outstanding case studies were recognised and promoted. The Company continually built infant rooms according to the special needs of female employees, organised cultural and sports activities in which the employees were interested, assisting employees in achieving work-life balance and increasing their well-being.

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VI. Practicing green development

China Telecom complies with the *Environmental Protection Law of the People's Republic of China*, the *Energy Conservation Law of the People's Republic of China* and other laws and regulations related to environmental protection, practises the concept of green development and proactively devotes itself to the establishment of ecological civilisation. The Company endeavours to build a green network, pushes forward green operation, sets up environmental indicators, analyses and releases collected performance data on a regular basis, proactively communicates with the society of its environmental protection actions and effectiveness and willingly opens itself to public scrutiny. In September 2019, the Company participated in the initiatives for tackling climate change led by GSM Association (GSMA). The Company is committed to actively disclosing energy and greenhouse gas (GHG) emissions and proactively saving energy and reducing emissions. There was no violation of environmental protection laws and regulations as well as no incident having a material impact on the environment caused by the Company during the year.

Promoting energy conservation and emission reduction

The Company implemented measures such as the *Administrative Measures of China Telecom on Energy Conservation and Emission Reduction*. With "dual control" on total energy consumption and energy consumption intensity as the basic requirement, through means like rules and regulations, work plans, communication and trainings, assessment and evaluation, energy saving promotion etc., the Company applies energy conservation and emission reduction requirements to link through various operational activities such as procurement, construction, operation and office administration. The Company strengthened its efforts in monitoring measurements on energy consumption, promoted the upgrade, transformation and withdrawal of old and high energy-consuming equipment, insisted on preferring the use of energy-efficient and environmental-friendly technology and equipment, actively applied energy-saving technologies in the facilities of machine rooms and base stations, extended the coverage of the energy-saving technological application for fundamental ancillary facilities, and promoted innovation of management of energy conservation and emission reduction. The Company endeavours to reduce energy consumptions of all kinds as well as greenhouse gas emission.

In 2019, the Company compiled an energy saving rolling plan in relation to energy conservation and emission reduction for the next three years in the future in order to clearly define the goals and key measures of "dual control" on total energy consumption and energy consumption intensity and to strengthen the coordination and implementation of the work on energy conservation and emission reduction. We continued to optimise network structure and network resources and promoted the orderly elimination of inefficient equipment and the withdrawal of old equipment. We also intensified the promotion of sub-dividing performance evaluation units for energy consumptions and specified the persons in charge of grid electricity tariff management in accordance with the work requirements of "whoever manages the machine rooms, network and specialisations will be in charge of the electricity management" to further enhance the effectiveness of energy-saving management. The Company actively implemented and promoted new technologies of energy saving and emission reduction for facilities and equipment such as Internet data centre and air conditioners

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in machine rooms. The Company continued to utilise the contractual energy management model and actively introduced social capital and technologies to carry out the reform of energy conservation and emission reduction. In 2019, the unit energy consumption per information flow was 4.91 kgce/TB, representing a decrease of 16.9% over last year. Due to the expansion of mobile network scale, the construction of 5G networks, and the rapid growth of cloud and IDC services, etc., total electricity consumption and overall energy consumption in 2019 increased by 14.1% and 11.3% over last year, respectively.

Conservation of natural resources

The Company promotes water conservation, strives to reduce water consumption per unit operating revenue, actively promotes and advocates water conservation by posting reminders regarding water conservation near water facilities and appliances. The Company continually strengthens the management on water usage, carries out sewage disposal and treatment, promotes the reuse of water, actively uses reclaimed water as an alternative source of water in place of tap water while meeting the requirements on use of water, promotes and popularise the use of water-saving appliances and performs regular checks and repairs on each part of the water supply system to prevent occurrences of water leakage and water wastage. In 2019, the total water consumption decreased by 1.22 million tons over last year, representing a decrease of 2.8% compared to last year while the water consumption per unit operating revenue decreased by 2.5% over last year.

The Company encourages paper saving by actively promoting reduction of paper use in operation and office facilities sites. The Company promotes measurements on its paper use. The amount of paper used in 2019 was approximately 5,000 tons. The Company, from the perspectives of technology and regulations, actively encourages paper saving and reduces paper use. In 2019, we continually promoted electronic accounting files management, VAT electronic invoice, electronic bills and paperless operation, successfully launched a pilot system for e-reimbursement and filing of e-invoice and promoted automatic process of tax declaration in order to reduce the use of paper.

The Company enhances the recycling, disposal and utilisation of waste and used materials in order to conserve resources as much as possible and reduce environmental pollution. The Company strictly follows *the Law on the Prevention and Control of Environment Pollution Caused by Solid Wastes of the People's Republic of China* and other laws and regulations regarding waste disposal and utilisation and carries out waste disposal in accordance with regulatory requirements. The Company implemented the *Administrative Measures of China Telecom on Reverse Logistics and the Administrative Measures of China Telecom on Waste and Idle Recycling and Disposal*, specified the guidelines, division of responsibilities and management of the recycling and disposal of waste materials and the qualifications of recyclers, standardised the forms and procedures of disposal, and refined the approval authority and process of disposal decisions to effectively prevent disposal risks. The Company formulated the incentive policy for cleaning up idle materials which specified the incentive standards, and encouraged all levels of enterprises to actively dispose, recycle and utilise the waste and used materials based on actual circumstances and relevant regulatory requirements. In 2019, the Company continually enhanced the professional management of waste, promoted the recycling, utilisation and harmless disposal

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of such waste and old materials such as batteries, copper cable and devices. Since traditional lead-acid batteries contain large amounts of heavy metal, waste acid, waste alkali and other electrolyte solutions, the batteries will pollute the environment if handled inappropriately. The Company, on the one hand, conducted overall on-site inspection of environmental protection practices of the battery supplier, and continually purchased green and energy-saving products such as lithium iron phosphate batteries; and on the other hand, the Company established a management system for battery recycling and disposal to prevent pollution to the environment. The Company arranged waste copper cables generated from the "Fibre Roll-out" campaign to third parties for recycling and disposal. The Company implemented wireline terminals closed-loop management and strengthened the recycling and reuse of equipment through measures such as refurbishment and cross provincial re-allocation, etc. Waste and used materials without recoverable value were properly disposed of in strict accordance with national regulations after taking full account of the environmental impact. In 2019, the Company recycled and disposed of various types of waste and used materials over 100,000 tons.

Emphasising environmental protection in engineering construction

The Company has taken proactive environmental protection measures regarding issues in telecommunications engineering construction responding to concerns of the government and the public, such as farmland protection, equipment pollution, construction impact and electromagnetic radiation to ensure compliance with the government's regulatory requirements and to actively communicate with the public.

In the area of farmland protection, the existing residence and barren land will be preferred in site selection for base stations, in order to minimise the occupation of additional farmland as much as possible.

In the area of equipment pollution, non-polluting equipment with no noise and no electromagnetic radiation and free of pollutants is preferred.

In the area of construction impact, areas such as mineral reserves, forest, grasslands, wildlife habitats, natural and cultural relics, natural reserves and scenery areas are intentionally avoided when conducting routing roll-out deployment for fibre cables, so as to avoid changing the surrounding environment as much as possible.

In the area of electromagnetic radiation, the Company monitors and assesses the electromagnetic radiation around the base station, enhances communication with the community, opens itself to public scrutiny, strictly controls the quality of network equipment by imposing controls from the source and actively takes advanced technical means to refine the layout of base station, ensuring the emission standard is stricter than the national emission standards.

Promoting co-building and co-sharing of communication infrastructure

The Company earnestly implemented the implementation measures of promotion of co-building and co-sharing of telecommunications infrastructure promulgated by the Ministry of Industry and Information Technology and the State-owned Assets Supervision and Administration Commission of the State Council. We closely worked with other

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telecommunications operators and China Tower Corporation Limited and actively promoted the co-building and co-sharing of communication infrastructures such as base stations, channels and pole lines, to effectively reduce repeated construction in order to protect the natural environment and landscape, and to reduce the land use, energy, and raw materials consumption. In 2019, the Company provided more than 23,000 kilometres of co-shared pole line, more than 1,300 kilometres of co-shared pipeline, and more than 700 sets of shared indoor distribution system.

VII. Promoting responsible supply chain

The Company strictly follows the *Bidding Law of the People's Republic of China* and procurement-related laws and regulations, implemented regulations such as the *Administrative Measures of China Telecom on Procurement*, consistently adhered to supply chain management concepts focusing on value-added, transparent and green procurement, committed to a trusted relationship with suppliers to achieve win-win situations and actively communicated with and encouraged its suppliers to fulfill social responsibilities together. In 2019, under the organisation of the Committee of Corporate Social Responsibility of China Association of Communications Enterprises, the Company participated in the drafting of the industry standard of the *Social Responsibility Evaluation System of China Information and Communication Industry Enterprises* to encourage the information and communication industry to proactively fulfill their social responsibilities.

Regarding value-added procurement, the Company implemented the requirements such as the *Administrative Measures of China Telecom on Quality of the Purchased Materials* and the *Administrative Measures of China Telecom on Inspection for the Quality of the Purchased Materials* in 2019 in order to improve the mechanism for selecting and reviewing suppliers including pre-purchase inspections by reviewing suppliers' qualifications, conducting site visits and product evaluation reviews, and post-purchase inspections by testing the quality of the products upon arrival, quality checks, post-purchase review of suppliers and day-to-day evaluation. The Company continuously enhanced the application of procurement data from quality inspection and evaluation of suppliers in procurement evaluation so as to encourage the suppliers to improve their services and performance.

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Regarding transparent procurement, in 2019 the Company strictly complied with requirements of regulations such as the *Administrative Measures of China Telecom on the Procurement Bidding and Tendering*, the newly revised *Administrative Measures of China Telecom on Tendering Agency* and *Administrative Measures of China Telecom on Tender Evaluation Expert and the Pool of Tender Evaluation Experts*, and the newly formulated *Regulations on the Participation of Suppliers in Procurement Activities of China Telecom*, and constantly promotes open bidding and transparent procurement. The Company ensured bidding process for 100% of the projects which it ought to have used bidding process for as required by law, encouraged bidding on a consolidated basis of small value projects and bidding with pre-qualification on service projects and carried out regular supervision and inspections. Public procurement rate and public bidding rate were further improved. The Company has established an information sharing mechanism of reported non-compliant and dishonest suppliers with major domestic operators so as to promote cooperation with suppliers in good faith.

Regarding green procurement, the Company actively encourages the supply chain to jointly respond to climate change, constantly promotes the application of green procurement indicators in the procurement process and preferentially purchases resource saving and environmentally friendly products. In 2019, we included environmental impact factors into the procurement evaluation and adopted environmental assessment standards such as ISO14000 Environmental Management System Certification, Environmental Impact Assessment Report issued by the government and the "Green Factory" list of the Ministry of Industry and Information Technology, so as to identify and control the products that may pose environmental risks during the production process and encourage suppliers to enhance their awareness and capability of environmental protection. Energy efficient power modules purchased in 2019 accounted for almost 100% of all the direct current power modules purchased and the unit energy consumption of the key professionally procured equipment such as mobile devices and air conditioners in machine rooms was 4% lower than that in 2018.

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VIII. Participation in social welfare activities

The Company participates in social welfare activities. We implement the *Welfare Donations Law of the People's Republic of China* and other laws and regulations and *the Administrative Measures on Donation of China Telecom Group* under the principles of "voluntariness, clear responsibility, action within capabilities, honesty and trustworthiness", support the development of technology, education, culture, sports and health care through various ways, and actively help the vulnerable, disabled and disadvantaged. The Company encourages its employees to carry forward the spirit of volunteerism, and actively participates in volunteering activities of different kinds.

The Company deepened its engagement in poverty alleviation and support in targeted areas. Out of the parent company's 6 targeted counties for poverty alleviation and offer of support and assistance, five of them are located in deeply impoverished areas in "three districts and three prefectures", which increased the difficulties in poverty alleviation due to the severe difficulty in natural conditions in these areas. The Company fully cooperated with the parent company to assign the cadre team to carry out poverty alleviation work in the 6 counties. The Company conducted poverty alleviation through projects focusing on network, informatisation, industry, employment, intelligence, social welfare and consumption in order to improve the living conditions in these areas, develop the economy and help local residents to alleviate poverty and increase income. During the year, the Company assisted in introducing more than RMB70 million worth of industrial investment, trained more than 6,000 grass-root cadres and technicians and directly purchased and helped to sell agricultural and sideline products amounting to nearly RMB100 million in poverty-stricken counties, achieving remarkable success in poverty alleviation. In addition, in 132 counties and 1,204 villages in some other provinces (autonomous regions and municipalities), the Company also cooperated with the parent company to assign full-time and part-time poverty alleviation cadres to thoroughly implement measures for poverty alleviation to help local people to combat and overcome poverty.



Young volunteers of Jiangxi Telecom participated in social service to care for left-behind children and elders

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The Company actively alleviates poverty by leveraging on our competitive edges in network and informatisation so as to accelerate the development in less developed areas. While implementing telecommunications universal service projects, the Company offered discount packages for poverty alleviation through its 35,000 offline stores to help the deeply impoverished regions to accelerate the pace of poverty alleviation. The Company continually promotes the application of the Big Data Management platform for targeted poverty alleviation to all regions which makes it possible for the poverty alleviation administration authority to precisely manage at village, household and individual levels and to facilitate the measurement implementation. By the end of 2019, the Big Data poverty alleviation management platform was deployed to more than 1,030 counties in 16 provinces (autonomous regions, municipalities), benefiting more than 39 million registered population living in poverty. The Company fully supported the construction of information platform in relation to the "Learning Mandarin at Preschools Stage" initiative of the State Council Leading Group Office of Poverty Alleviation and Development. The pilot project in Liangshan Yi Autonomous Prefecture in Sichuan Province was awarded the *2019 National Poverty Alleviation Organisation and Innovation Award*. We continued to support information system for poverty alleviation developed by the State Council Leading Group Office of Poverty Alleviation and Development and provided technical support to China Social Poverty Alleviation Websites to help the development of poverty alleviation activities. The Company continually promotes farmer cooperatives and assists the economy development in rural areas based on their actual needs.



Facilitated communications services in remote areas

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Human Resources Development Report

In 2019, our work on human resources has closely surrounded on the Company's requirements for high-quality development. We coordinated and promoted the optimisation of leadership structure, team building and the development of human resources mechanism, strengthened fundamental management and implemented the project of "Strengthening the Enterprise through Talents" in order to continuously improve human resources efficiency and provide sound organisational assurance and support for our talents for the corporate's sustainable and healthy development.

Strengthen senior management and executive team building

Combining the adjustment of leadership structure, we continued to promote younger cadre team and optimise the leadership structure of our provincial and prefecture-level branches. Through methods including selection and recruitment, job exchange programme and rotation, as well as succession and retirement, we adjusted our executive teams among headquarter departments, provincial branches, professional units and branch offices. A group of well-recognised cadres with superb qualities, distinguished capabilities and outstanding performance were selected and appointed to important management positions, hence the professional and age structure of our management teams became more reasonable. We increased our efforts on training excellent young cadres and development of excellent young cadres nurturing management system, established a database of excellent young cadres talents with unified management, hierarchical implementation and dynamic adjustment and strengthened the assessment, supervision and dynamic management of outstanding young cadres, so as to provide management talents assurance for the corporate's sustainable and healthy development.

Strengthen the supervision and guidance on staff selection and appointment

Adhering to the problem-oriented approach, we formulated a special rectification plan for staff selection and appointment issues identified in the special inspections and carried out in-depth rectification. We embedded special inspections of staff selections and appointments into the corporate's internal review. Specific measures were deployed, promoted, given feedbacks and implemented simultaneously with the internal review, so as to urge all units to rectify selection and appointment issues. Through such continuously deepened rectification, the Company further standardised the work on staff selections and appointments, improved the quality of staff selections and appointments, and created a better employment environment.

Continuously promote and implement the "Strengthening the Enterprise through Talents" project

The Company implemented the "Hundred, Thousand and Ten Thousand Professional Talent Project" and internally selected 1 China Telecom Scientist, 8 China Telecom Chief Experts and more than 800 senior technical and marketing experts. The pilot "Talent Zone" reform programme was conducted in the cloud computing branch of the Company. For the key research and development teams with independent core capabilities, we implemented a number of specific mechanisms for the "Talent Zone", such as team management, project classification, project assessment, incentive

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scheme and incentive management. The Company further optimised system of professional workstations and implemented a mechanism of "Selecting the Superior and Eliminating the Inferior" for the workstation projects. The Company also established a pilot unified "talent cloud" platform, explored the "cloudification" mechanism of talent management and developed a single "system + data + mechanism"solution, achieving the labelling of talent expertise, the Internet-based evaluation and utilisation of talents, the marketisation of incentives and the customisation of training. The Company also achieved the precise management of talents through cross-border connection and modelling analysis of various types of talents and work information through systems and data.

Further strengthen human resources management and data foundation

In 2019, the Company continued to enhance the development of centralised human resources system and support key businesses and applications such as individual tax declaration and allocation of share appreciation rights. Meanwhile, the Company carried out core data governance for improving data completeness and accuracy and supported human resources operation analysis for providing support to the management for decision-making.

In 2019, the Company continued to promote intelligent human resources projects, focused on the positions of Smart Family engineers. The Company promoted the intelligentisation applications in all provinces in the aspects of precise portraits, position analysis, remuneration incentives, precise empowerment, matching of candidates and positions and appraising leading and outstanding employees as well as promoting the transformation of frontline installation and maintenance personnel to Smart Family engineers, which supported the development of key businesses of the Company.

Information of Employees

As at the end of 2019, the Group had 281,215 employees. The number of employees working under each classification and their respective proportions were as follows:

	Number of Employees	Percentage
Management, Finance and Administration	46,521	16.5%
Sales and Marketing	135,797	48.3%
Operations and Maintenance	87,943	31.3%
Research and Development	10,954	3.9%
Total	281,215	100.0%

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Relationship between the Company and Employees

Corporate Democratic Management

The Company held the employee representative training class for year 2019, which further improved the performance capacities of employee representatives. The Company organised and convened the third meeting of the first session of the employee representative congress during which the Company selected and recognised 10 outstanding proposals, further promoting the corporate democratic management. Labour unions at all levels have standardised and implemented the rules of procedures of the employee representative congress and the system for collecting and handling proposals. All provincial companies have convened employee representative congresses to ensure the orderly participation of employee representatives in corporate governance.

Labour unions at all levels insisted on in-depth investigations of frontline employees' conditions and understood the thoughts, work status and living conditions of employees through methods such as attending forums, conducting visits and questionnaires, so as to report the thoughts and opinions of all the employees to the management of entities at all levels in a timely manner.

Competitions and Honours

Focusing on the key and difficult tasks in operation and production surrounding the promotion of the corporate's high-quality development, the labour unions together with the business departments jointly organised more than 10 company-level competitions including labour competition for concurrent enhancement of the quality of mobile and fibre networks as well as skills competition for cloud-network integration business support, which effectively promoted business development.

The Company received a total of 285 external honours in comprehensive and specific categories at national, provincial and ministerial levels, including 29 national honours and 256 provincial and ministerial honours. The number of honours reached a historical high again. The Company organised the "May 1st" recognition seminar during which the management of the Company met and discussed with the representatives of outstanding model employees. "May 1st" recognition seminars as a brand of the labour union brand had been held for seven consecutive years, which served as a motivation for all the employees of China Telecom to revere and learn from outstanding model employees, to love their jobs and work hard targeting being the first-class employees.

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Innovation Workshops

The labour union of the Company conducted research on innovation workshops. The Company has established more than 1,300 innovation workshops for a number of varieties at all levels and achieved 14,500 innovation results. The Company also applied for more than 670 utility model patents and more than 240 invention patents. The Company started to select several outstanding innovation workshops at company level and planned to identify outstanding innovation results for replication and promotion throughout the Company. There were 4 innovation workshops named as the "Outstanding Innovation Workshops for the Model Workers and Craftsman" by the China National Defense, Postal and Telecommunications Labour Union.

Caring for Employees

Investing a total of RMB290 million in the development of "Four-Smalls", namely small canteens, small bathrooms, small washrooms and small activity rooms, the Company built more than 1,600 "Four-Smalls", and operated, refurbished and maintained more than 4,400 established "Four-Smalls". The Company allocated RMB22 million for the construction of oxygen supply facilities for the grassroots units at an elevation of 3,500 meters or above in five provinces, i.e. Tibet, Qinghai, Sichuan, Gansu and Xinjiang. The Company organised the collection and selection of outstanding cases of caring for employees. Around 2,000 outstanding cases were collected, of which 46 outstanding cases were selected for recognition and promotion. Labour unions at provincial level implemented over 250 initiatives for caring for employees including the improvement of the dining and office environment of employees and the respective caring for young employees and outsourced employees.

On the New Year's Day, the Lunar New Year's Eve and during Lunar New Year holidays, the management of the Company led several teams to visit retired employees and employees who lived in hardship and poverty and extended their sympathy regards to model workers, outstanding employees and frontline production employees of grassroots units in 12 provinces such as Yunnan. Labour unions of the Company distributed BestPay red packets to more than 30,000 employees who responsibly worked during the Chinese New Year and provided sympathy allowances to employees in 14 provinces such as Sichuan and Zhejiang which suffered from natural disasters. Prior to the National Day Holiday, the labour unions at all levels visited, among others, retired employees and model workers, and carried out a wide range of sympathy and greetings activities such as the "Five Must-Visit and Five Must-Greet".

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Labour unions at all levels promoted the construction of infant rooms, held more than 500 lectures on topics such as pregnancy and parenting and carried out more than 3,800 activities for female employees on International Women's Day. The labour unions selected outstanding articles in the fourth session of the "Scholar Family" reading activities and launched reading activities with the theme of "Reviewing Classics and Understanding China" through e-Surfing Reading. The labour unions cooperated with the Channel and Business Expansion Department to carry out "Elite Female" selection activities in which 100 outstanding store managers and channel managers were recognised.

The labour union of the Company held the 2019 "e-Surfing Cup" employee badminton match. The labour unions at all levels organised around 4,200 badminton activities in which nearly 200,000 person-times participated. Meanwhile, the Company actively teamed up to participate in various competitions organised by the Communication Sports Association and achieved excellent results.

Strengthening Human Capital

Supporting National Key Training Programme

In 2019, China Telecom actively undertook and participated in the national professional knowledge update projects for professional and technical talents. In June 2019, China Telecom held the knowledge update project seminar of the Ministry of Human Resources and Social Sciences – "National Advanced Training Class on e-Surfing Cloud Technology". Over 70 experts and technicians participants from national ministries and commissions, telecom operators, equipment manufacturers, universities and research institutes attended the seminar.

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Efficient Operations of Online College

In 2019, China Telecom Online College launched the "China Telecom Smart Learning Platform" which comprehensively enhanced the Company's training education and the intellectualisation of operational standard in training closed-loop management. Through the application of "China Telecom Smart Learning Platform" and "Dual Hundred Learning Circle", the Company gradually achieved real-time push of key learning projects and precise deliveries of tailor-made training courses for employees of different positions. The Company also launched the "Sharing Class" platform to display courses, qualification of teachers and cases, which supported the sharing of quality training resources across the Company. Through the underlying structure, the content broadcasting capability and data file capability of online universities were fully open to support the localised application of intelligent human resources and business systems of provincial companies, which facilitated the intellectualisation of management and operation of talents training lines.

In 2019, China Telecom Online College had cumulatively supported more than 41,000 face-to-face training classes for which 1.33 million attendances were recorded. We had added over 8,800 online learning resources of various types, recorded 2.439 million learning hours and had a total of 132,000 learners. We also organised and held more than 910 online training classes for which 620,000 attendances were recorded.

Focusing on key business areas, China Telecom Online College organised various online learning activities such as gamified quizzes and special zone learning on topics including Big Data, cloudification, Smart Family and 5G, for which 1.04 million attendances were recorded. We provided WeChat precise push services targeted to group such as Smart Family personnel, new employees and cloudification personnel every week, which covered 1.8 million person-times.

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Building up the Internal Training Team

The relevant professional departments of the Company completed the process of putting internal trainers on probation onto the permanent payroll and the re-appointment assessment of the internal trainers at company level who were recruited during the years from 2015 to 2018 as well as the recommendation of the internal trainers for the year 2019 at company level. In 2019, the Company recruited and re-appointed 34 internal trainers at company level under special recruitment, 678 internals trainers at company level and 406 probationary internal trainers at company level. 110 outstanding internal trainers and training administrators of the Company attended the 11th annual meeting held by the Company for training of internal trainers at the company level with the theme of "Spring is Back and Swallows Return".

Cultivating Professional Talents

We conducted large-scale talent trainings at different levels and grades. In 2019, we completed the first phase of the "Spark Programme" for the cultivation and transformation of professional and high-level talents in three professional fields including 5G, cloud computing and Big Data and also commenced the second phase in December 2019. Meanwhile, to further promote the cultivation of the trainers and the nurturing model of the "Spark Programme", the Company organised six training sessions under the "Prairie Fire Programme" and a total of 549 people attended the training sessions.

In response to the needs of enterprise transformation and led by the "Strengthening the Enterprise through Talents" project, China Telecom actively promoted the knowledge update projects for professionals in its subordinate units. In 2019, the Company organised a total of 23 training sessions for backbone professionals at company level and 1,100 people attended the training courses, which effectively enhanced the professional capabilities of the backbone experts professionals.

Building Employees' Capacity

The first initiative of the Company is to promote the collaborative development of cloud business with high efficiency and synergy. Focusing on the "Cloudification" Project of the Company, we established a working team covering cross-department, cross-professional and cross-regional for the Cloudification Empowerment Project. The Company conducted 40



Management exchanged ideas with frontline network maintenance technical staff



Management shook hands with frontline outstanding employees

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practical training sessions on cloudification scenarios and empowered more than 3,000 backbone employees in marketing, operation and maintenance of cloud products. The Company also held 5 training sessions for internal trainers on cloud-network integration and nurtured 184 professional internal trainers for cloud-network integration. The Company set up a cloudification special zone on the Online College and created 107 sets of learning materials including comprehensive case studies and special courses to form a learning map, laying a foundation for the Company to continuously enhance the scale and effectiveness of the cloudification special zone.

The second initiative of the Company is to continuously empower and promote the development of Smart Family capabilities. The Company established a cross-department joint working group, set up a linkage mechanism, designed the training plan for Smart Family engineers and Smart Family service specialists and promoted the transformation and upgrade of installation, maintenance and sales teams. The Company conducted 3 training sessions for internal trainers of Smart Family scenario sales and 8 training sessions for internal trainers of Smart Family engineers where 450 internal trainers were trained through the scenario-based training model. We held and organised 5 sessions of training camps to enhance the backbone capabilities for the Smart Family local network business and a total of 300 Smart Family backbone professionals attended the training. The Company carried out the annual certification of Smart Family engineers. The Company also completed the construction of Smart Family learning zone on the Online College which served as a platform for the training, communication and experience sharing in relation to the Company's Smart Family products. A total of 68 online courses were launched and upgraded in 2019 and 115,600 attendances were recorded.

The third initiative of the Company is to comprehensively enhance the overall coverage capabilities of our "Unit CEO" programme. In 2019, the Company organised a large-scale rotation training of "Unit CEO" for the fifth consecutive year. The Company held 25 training sessions for "Unit CEO" with a total of 1,160 participants. The Company also conducted 108 joint training sessions in six major regions in China with a total of 5,263 participants. The Company's "Unit CEO" curriculum system recorded 690,000 learning hours. The proportion of self-developed courses in the training program for "Unit CEO" was further increased while the coverage of "Unit CEO" training was further expanded.

Cultivating and Attracting Outstanding Young Talents

We continuously enhanced the mechanism for recruitment, management, cultivation and evaluation of our trainees. We organised spring internships, summer internships, day-to-day internships and other activities to expand the channels to attract outstanding young talents for campus recruitment. We also continued to carry out the Company's top college graduates cultivation programme and organised corporate-level outstanding graduates demonstration classes. In 2019, the Company conducted two sessions of corporate-level outstanding graduates demonstration classes which a total of 207 outstanding young employee representatives attended.

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Recruitment

The Company recruits fresh university graduates and mature talents from the society. We organised a unified platform, unified advertising and publicity and unified information sessions in key universities for recruiting fresh graduates. In 2019, the Company recruited more than 7,000 new graduates. We normally provide an induction training of one to two months to fresh graduates after they join the Company in order to help them understand our corporate strategy, culture and business. In 2019, the Company formulated a standardised plan for new employees' induction training. Meanwhile, the Company continued to deepen the promotion and application of "New Employee Tutoring Mechanism" which won the ATD Excellence in Practice Award throughout the Company and strived to achieve the goal of assigning tutors to new employees upon commencement of their employment who would coach the new employees throughout the whole on-boarding process. In 2019, while vigorously cultivating the operation experts and the professional tutor team of the tutoring project, the Company also created and issued a set of excellent case studies which provided the best visualised examples for the tutors tutoring. For the recruitment of mature talents from society, units at all levels organised induction trainings in accordance with their business development needs.

To provide opportunities for employees' career development, the Company developed a comprehensive dual promotion channel. Promotion is based on the principles of fairness, justice, openness and transparency. The Company fully respects employees' rights of choice, knowledge and scrutiny.

In the recruitment and promotion processes, the Company treats all candidates and employees equally regardless of factors such as gender, age and race.

The Company strictly abides by the national regulations relating to employees' working hours and implemented the *Regulations on Paid Annual Leave for Employees* promulgated by the State Council and formulated the relevant policies in relation to employees' vacations and rest periods.

The Company strictly abides by the laws and regulations such as the *Labour Law of the People's Republic of China* and the *Labour Contract Law of the People's Republic of China* to regulate its employment and dismissal practices. The Company adheres to offering equality of remuneration and work for male and female employees and implements special regulations to protect female employees' rights and interests. There were no discriminatory policies or regulations, nor had there been any circumstance whereby child labour or forced labour was employed. The Company strictly abides by relevant labour laws and regulations in China and constantly improves the relevant employee management systems. Taking into account the actual circumstances of the Company, we also formulated relevant administrative measures.

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Remuneration and Performance Management

Remuneration

The Company implements the differentiated remuneration distribution system under which positions are used as the foundation of distribution and remuneration is closely related to performance and contribution and is in alignment with the characteristics of different positions. The remuneration system mainly consists of post salary, performance salary, allowances and subsidies, insurance benefits, etc.. Meanwhile, we proactively explore remuneration distribution methods that meet business characteristics of different units and the development needs of the Company. We also encourage each unit to proactively explore and establish the medium and long-term incentive mechanism based on the principle of risk sharing and benefit sharing. We adhere to being efficiency-oriented in internal distribution and continue to optimise the internal remuneration distribution system by strengthening the development of mechanisms and systems and focusing on the innovation of systems and mechanisms. The remuneration distribution continues to tilt towards backbone talents and frontline staff so as to encourage employees to work more in order to be rewarded more, which leads to a win-win positive interaction between employees and the Company and contributes to the steady improvement of the Company's operating results.

Persisting in the optimisation and perfection of labour costs resources allocation, we establish a market-oriented remuneration mechanism and adhere to the performance-oriented principle in order to strengthen the link between the remuneration and contribution of employees. The increase in their performance results in increase in remuneration and vice versa. We fully mobilise the enthusiasm and initiatives of development of various units, encouraging everyone to adhere to "high contribution, high yield" and "early development, early benefit".

Performance management

The Company has established a relatively comprehensive performance evaluation system for all of its employees. Branches at all levels have established employees' performance evaluation teams which are led by the respective general managers of the relevant branches and have formulated evaluation methods for deputies, functional departments, subordinate units and employees. The Company improves its employee evaluation and incentive mechanism and the related scrutiny and supervision system to ensure fair and reliable performance evaluation results. At the same time, we further optimise and improve the performance evaluation system and implement performance evaluation by categories of business units, deputies, mid-level cadres and employees at all levels, enhancing the specificity of the performance evaluation.

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Afterword

Since the beginning of 2020, the outbreak of the novel coronavirus (COVID-19) epidemic impacted not only the society, production and daily lives, but also the business development and network construction of the Company. The Company took prompt actions and the management of the Company strengthened overall planning and leadership. Based on local conditions, entities at all levels implemented various epidemic prevention and control and organised various measures for resumption of work and production in accordance with relevant laws and regulations, proactively fulfilling corporate social responsibilities.

The Company devoted full efforts to provide telecommunications assurance in those areas which were severely affected by the epidemic. The Company immediately initiated epidemic prevention response mechanism, mobilised the Group's manpower and resources, allocated epidemic prevention supplies and focused on assisting emergency support work for severely-affected regions in Hubei and Wuhan. The Company's Hubei branch strived to provide telecommunications assurance for local governments and the medical and healthcare industry, ensured



Dedicated to telecommunication assurance work during the epidemic period

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Ensured food and drinking water supply for frontline employees at Wuhan Leishenshan Hospital and other locations the overall stable operation of the medical and healthcare dedicated network and cloud platforms across the province, and assured the smooth operation of 12345 and 120 hotlines. We quickly launched 5G communication for Wuhan Huoshenshan Hospital and Leishenshan Hospital, and promptly completed the entire-process delivery of the two hospitals' core systems. We rapidly completed the network coverage of newly-built hospitals in areas such as Huanggang and Xiaogan and successfully accomplished important assurance tasks such as the video connection between the state leaders and hospitals in Wuhan as well as long distance telemedicine counselling for hospitals. In addition, the Company's Hubei branch strived to enhance network coverage through various means to cater for the network access needs of vast majority of returning students in rural areas, offering sound support for the continuity of education amid school suspension. We swiftly completed the bandwidth expansion of IPTV, cloud platforms and Internet data centre (IDC) in a timely manner and offered free services such as cloud conference, cloud office and cloud storage of course materials for education authorities, universities, teachers and students across the province.

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MORE FUN

Installed shield for employees at service counters and distributed personal protective equipment to employees

We enhanced employee care and strived to protect the health and safety and wellbeing of our employees. The Company set up a working team for employee care and provided guidance for entities at all levels to strengthen employee care for frontline employees and employees of specific groups. We also raised sympathy allowance through multiple channels to resolve the difficulties faced by employees in key regions of epidemic outbreak, and allocated and arranged specific funds for condolence related to the epidemic. We actively coordinated our efforts to solve the employees' difficulties in daily lives and set up a psychological care hotline to help employees relieve their psychological anxiety.

We fully leveraged advantages on cloud-network integration and promoted a number of integrated information services to support the epidemic prevention and control and resumption of work and production. Given the requirement for epidemic prevention and control and the new demand for informatisation of enterprises, we provided informatisation services including e-Surfing Cloud, Cloud Conferencing, Cloud Livestream, Cloud Classroom, Cloud Dam, e-Surfing Push-to-Talk, e-Surfing Webcam and e-Surfing Speaker to facilitate epidemic prevention and control, promoting the safe and orderly resumption of work and serving the society and the public.

We strived to provide excellent customer services. The Company promptly launched more than 20 service initiatives such as non-termination of services, public service and welfare messages, quick activation for key assurance functions and caller display name cards in a timely manner. We also strengthened service management and enhanced online service capabilities through electronic channels. The customer service centre "Hotline 10000" implemented a work-from-home policy and we steadily promoted the resumption of operation of physical stores on the basis of implementing epidemic prevention measures at differential regional and hierarchical level, so as to ensure customer services would not be interrupted and customer perception is maintained and assured. We also strengthened network information security to protect users' personal information.

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Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2019	Year 2018
Emissions	Scope 1: Direct greenhouse gas emissions[1]	million tons CO_2e	**0.21**	0.28
	Scope 2: Indirect greenhouse gas emissions[1]	million tons CO_2e	**13.34**	11.75
	Total greenhouse gas emissions[1]	million tons CO_2e	**13.55**	12.02
	Greenhouse gas emissions per unit operating revenue[1]	tCO_2e/million yuan	**36.07**	31.88
	Sewage emissions[2]	million tons	**35.38**	36.42
	SO_2 emissions[3]	tons	**68.01**	65.69
	Waste disposal amount	tons	**105,765.21**	101,917.88
	Waste storage batteries disposal amount	tons	**17,896.33**	11,397.72
	Waste telecommunications equipment disposal amount	tons	**14,802.23**	10,201.40
	Waste cables disposal amount	tons	**62,233.17**	67,891.16
	Waste terminals disposal amount	tons	**1,190.06**	625.63
	Other waste disposal amount	tons	**9,643.42**	11,801.97
	Domestic waste emissions[4]	tons	**23,434.58**	21,711.10
Use of Resources	Electricity consumption	100 million kwh	**195.01**	170.96
	Natural gas consumption	million m^3	**9.23**	9.21
	Coal consumption	10,000 tons	**0.51**	0.49
	Gasoline consumption	10,000 tons	**4.39**	6.28
	Diesel consumption	10,000 tons	**1.38**	1.73
	Purchased heat consumption amount	GJ	**1,338,157.37**	1,464,480.69
	Overall energy consumption[5]	tce	**2,544,048.55**	2,285,326.69
	Overall energy consumption per unit of information flow	kgce/TB	**4.91**	5.91
	Overall energy consumption per operating revenue	kgce/million yuan	**6,770.88**	6,059.89
	Power consumption per carrier frequency at base stations	kwh/carrier frequency	**1,100.65**	678.31
	Water consumption	million tons	**41.63**	42.85
	Water consumption per unit operating revenue	tons/million yuan	**110.78**	113.61
	Coverage rate of energy-saving technology at telecommunications equipment room	%	**70.76**	67.85
	Reclaimed water consumption	tons	**53,685.43**	44,574.97
The Environment and Natural Resources	Investment in energy saving and emission reduction	million yuan	**636.11**	674.36
	Times of video conferencing	-	**35,672**	39,406

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| Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2019	Year 2018
Product Responsibility	4G international roaming countries and regions	–	174	158
	Domestic administrative village fibre broadband coverage	%	94	92
	Domestic administrative village 4G network coverage	%	94	91
	Internet backbone interconnection bandwidth	Gbps	8,416.00	5,886.00
	International interconnection bandwidth	Gbps	8,766.76	5,640.64
	Call drop rate of mobile communication[6]	%	0.10	–
	Call completing rate of mobile communication network[6]	%	97.57	–
	Call completing rate for access line	%	92.45	92.35
	Packet loss rate of broadband Internet ChinaNet backbone network	%	0.03	0.06
	Degree of satisfaction of mobile Internet users[7]	points	81.91	78.92
	Degree of satisfaction of mobile voice users[7]	points	82.68	83.80
	Degree of satisfaction of fixed Internet users[7]	points	79.46	79.86
	Degree of satisfaction of access line users[7]	points	87.58	84.98
	Percentage of in-time response to customer repair reports	%	99.16	98.80
	Degree of satisfaction of international customers	points	91.40	90.40
	Number of newly acquired patent authorisation	–	472	520
	Number of newly acquired invention patent authorisation	–	452	490
	Number of phishing and fraud websites blocked	–	13,144	12,283
Anti-corruption	Anti-corruption education programmes organised	–	25,457	20,242
	Attendance of anti-corruption education and trainings	person-times	799,356	782,658

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Issues	Name of Indicators	Units	Year 2019	Year 2018
Employment	Percentage of employees participating in labour union	%	**100**	100
	Percentage of female employees at management level	%	**19.97**	19.63
	Total number of employees[8]	–	**281,215**	280,747
	Total number of full-time employees[8]	–	**274,172**	–
	Total number of part-time employees[8]	–	**7,043**	–
	Percentage of employees aged 30 and below[9]	%	**12.19**	–
	Percentage of employees aged 30 to 49[9]	%	**68.42**	–
	Percentage of employees aged 50 and above[9]	%	**19.39**	–
	Percentage of male employees	%	**67.89**	67.83
	Percentage of female employees	%	**32.11**	32.17
	Percentage of employees of ethnic minorities	%	**6.97**	6.44
	Percentage of local employees hired in Hong Kong, Macau, Taiwan and overseas branches	%	**44**	43
	Total number of newly-hired employees	–	**12,350**	9,641
	Percentage of newly-hired male employees	%	**58.96**	58.88
	Percentage of newly-hired female employees	%	**41.04**	41.12
	Number of resigned employees	–	**4,205**	4,704
	Percentage of male employees among resigned employees	%	**64.49**	64.90
	Percentage of female employees among resigned employees	%	**35.51**	35.10
	Total number of dismissed employees	–	**264**	253
	Percentage of male employees among dismissed employees	%	**70.83**	66.80
	Percentage of female employees among dismissed employees	%	**29.17**	33.20
Health and Safety	Death rate in accidents per 1,000 employees	%	**0**	0
	Injury rate in accidents per 1,000 employees	%	**0**	0
	Loss of working days due to work-related injury	–	**0**	0
	Number of participants in safety emergency drills	person-times	**272,542**	258,598
	Number of participants in health and safety trainings	person-times	**362,174**	415,361
	Participation rate of employee health checkup	%	**100**	100

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Issues	Name of Indicators	Units	Year 2019	Year 2018
Development and Training	Training expenses per employee	yuan/person	**3,076.81**	2,630.99
	Number of internal trainers	-	**8,844**	10,799
	Number of training participants	10,000 person-times	**55.76**	51.42
	Number of senior management trained	person-times	**564**	456
	Number of middle-level management trained	person-times	**82,842**	73,846
	Number of general employees trained	person-times	**474,193**	439,853
	Number of male employees trained	person-times	**361,199**	338,644
	Number of female employees trained	person-times	**196,400**	175,511
	Number of employees passed skill certification exams	person-times	**26,668**	19,387
	Number of employees enrolled in online college	10,000 persons	**13.24**	14.88
	Average training time per employee	hours/person	**29.12**	25.03
	Average training time per senior management	hours/person	**52.15**	54.07
	Average training time per middle-level management	hours/person	**44.63**	35.40
	Average training time per general employee	hours/person	**27.28**	23.53
	Average training time per male employee	hours/person	**29.03**	26.16
	Average training time per female employee	hours/person	**29.31**	22.81
	Average training time in online college per employee	hours/person	**18.42**	27.95
Community Investment	Number of registered employee volunteers	10,000 persons	**6.62**	5.96
	Total service time of volunteers	10,000 hours	**61.86**	53.11
	Number of participants in volunteering activities	10,000 person-times	**11.80**	10.45
	Number of volunteering activities	sessions	**9,854**	8,791
	Volunteer service activities input amount	million yuan	**15.18**	13.86
	Number of participated pole line co-built	kilometres	**7,357**	3,268
	Number of provided pole line co-shared	kilometres	**23,062**	20,291
	Number of participated pipeline co-built	kilometres	**6,665**	5,207
	Number of provided pipeline co-shared	kilometres	**1,309**	1,346
	Number of participated indoor distribution system co-built	-	**7,356**	6,094
	Number of provided indoor distribution system co-shared	-	**721**	927
	Personnel involved in emergency communication support	person-times	**69,817**	87,046
	Number of emergency communication equipment dispatched	set-times	**17,979**	17,379
	Number of emergency communication vehicles dispatched	vehicle-times	**22,014**	22,780
	Number of emergency public service messages sent	million pieces	**79.09**	37.48

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Table of the ESG Indicators Notes: 1. Greenhouse gas is measured based on the Greenhouse Gas Protocol – Enterprise Accounting and Reporting Standards of World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD), the 2006 IPCC Guidelines for National Greenhouse Gas Inventories of Intergovernmental Panel on Climate Change (IPCC) and the Fourth Assessment Report 2007 of Intergovernmental Panel on Climate Change (IPCC), etc. Scope I: direct greenhouse gas emission includes the greenhouse gas emission from use of natural gas, coal, kerosene, gasoline and diesel. Scope II: indirect greenhouse gas emission includes the greenhouse gas emission from purchased electricity and heating power, where the electricity emission factors shall refer to the base line emission factors of regional power grids in China released by National Development and Reform Commission, Department of Climate Change. Total greenhouse gas emission shall be the sum of Scope I (direct greenhouse gas emission) and Scope II (indirect greenhouse gas emission). 2. The quantity of sewage emission is measured based on water consumption, and the wastewater discharge coefficient shall be based on GB50318-2017 Code of Urban Wastewater Engineering Planning of the National Standards of the PRC and relevant documents of National Bureau of Statistics of the PRC. 3. SO2 emissions is calculated with the method of the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. 4. The quantity of domestic waste emission is measured based on the per capita household waste output coefficient as specified in the guidance released by the State Council of the PRC. 5. Overall energy consumption is calculated with the energy statistics calculation method applied by National Bureau of Statistics of the PRC. 6. CDMA network data was used for call drop rate of mobile communication and call completing rate of mobile communication network in 2018 and 2017. VoLTE data was used after the full commercial launch of VoLTE (based on 4G network calls) business in 2019. The data disclosed this year is not comparable to the corresponding data disclosed in previous years. 7. The 2019 results of “degree of satisfaction of mobile Internet users”, “degree of satisfaction of mobile voice users”, “degree of satisfaction of fixed Internet users” and “degree of satisfaction of access line users” are consistent with the 2019 national telecom service quality satisfaction evaluation by the Ministry of Industry and Information Technology. 8. The total number of employees includes the total number of contract workers, labour dispatch and re-employed employees, of which, contract workers are counted as full-time employees, and labour dispatch and re-employed employees are counted as part-time employees. The numbers of full-time and part-time employees are disclosed starting from this year. 9. During the year, the indicators of the percentage of employees of different age groups were adjusted. The “percentage of employees aged 30 and below”, “percentage of employees aged 31-50” and “percentage of employees aged 51 and above” disclosed in 2017 and 2018 were adjusted to “percentage of employees aged below 30”, “percentage of employees aged 30-49” and “percentage of employees aged 50 and above”. The data disclosed this year is not comparable to the corresponding data disclosed in previous years. China Telecom Corporation Limited Annual Report 2019 133ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Table of the ESG Indicators Notes: 1. Greenhouse gas is measured based on the Greenhouse Gas Protocol – Enterprise Accounting and Reporting Standards of World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD), the 2006 IPCC Guidelines for National Greenhouse Gas Inventories of Intergovernmental Panel on Climate Change (IPCC) and the Fourth Assessment Report 2007 of Intergovernmental Panel on Climate Change (IPCC), etc. Scope I: direct greenhouse gas emission includes the greenhouse gas emission from use of natural gas, coal, kerosene, gasoline and diesel. Scope II: indirect greenhouse gas emission includes the greenhouse gas emission from purchased electricity and heating power, where the electricity emission factors shall refer to the base line emission factors of regional power grids in China released by National Development and Reform Commission, Department of Climate Change. Total greenhouse gas emission shall be the sum of Scope I (direct greenhouse gas emission) and Scope II (indirect greenhouse gas emission). 2. The quantity of sewage emission is measured based on water consumption, and the wastewater discharge coefficient shall be based on GB50318-2017 Code of Urban Wastewater Engineering Planning of the National Standards of the PRC and relevant documents of National Bureau of Statistics of the PRC. 3. SO2 emissions is calculated with the method of the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. 4. The quantity of domestic waste emission is measured based on the per capita household waste output coefficient as specified in the guidance released by the State Council of the PRC. 5. Overall energy consumption is calculated with the energy statistics calculation method applied by National Bureau of Statistics of the PRC. 6. CDMA network data was used for call drop rate of mobile communication and call completing rate of mobile communication network in 2018 and 2017. VoLTE data was used after the full commercial launch of VoLTE (based on 4G network calls) business in 2019. The data disclosed this year is not comparable to the corresponding data disclosed in previous years. 7. The 2019 results of “degree of satisfaction of mobile Internet users”, “degree of satisfaction of mobile voice users”, “degree of satisfaction of fixed Internet users” and “degree of satisfaction of access line users” are consistent with the 2019 national telecom service quality satisfaction evaluation by the Ministry of Industry and Information Technology. 8. The total number of employees includes the total number of contract workers, labour dispatch and re-employed employees, of which, contract workers are counted as full-time employees, and labour dispatch and re-employed employees are counted as part-time employees. The numbers of full-time and part-time employees are disclosed starting from this year. 9. During the year, the indicators of the percentage of employees of different age groups were adjusted. The “percentage of employees aged 30 and below”, “percentage of employees aged 31-50” and “percentage of employees aged 51 and above” disclosed in 2017 and 2018 were adjusted to “percentage of employees aged below 30”, “percentage of employees aged 30-49” and “percentage of employees aged 50 and above”. The data disclosed this year is not comparable to the corresponding data disclosed in previous years. China Telecom Corporation Limited Annual Report 2019 133

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT Independent Assurance Report 134ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT Independent Assurance Report 134

ENVIRONMENTAL,
SOCIAL AND GOVERNANCE REPORT
Appendix – ESG Reporting Guide Index

Aspect	Description of Indicators	Page
A1: Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. *Note: Air emissions include NOx, SOx, and other pollutants regulated under national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes are those defined by national regulations.*	109-110
	A1.1 The types of emissions and respective emissions data.	129
	A1.2 Greenhouse gas emissions in total (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	129
	A1.3 Total hazardous waste produced (in weight or volume) and, where appropriate, intensity (e.g. per unit of production volume, per facility, per official employee).	129
	A1.4 Total non-hazardous waste produced (in weight or volume) and, where appropriate, intensity (e.g. per unit of production volume, per facility, per regular employee).	129
	A1.5 Description of measures to mitigate emissions and results achieved.	109-110
	A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	109-110

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Aspect	Description of Indicators	Page
A2: Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials. *Note: Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc.*	110-111
	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	129
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility).	129
	A2.3 Description of energy use efficiency initiatives and results achieved.	110-111
	A2.4 Description of whether there is any issue in sourcing water, water efficiency initiatives and results achieved.	110
	A2.5 Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	Not Applicable[1]
A3: The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impact on the environment and natural resources.	110-112
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	110-112

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Aspect	Description of Indicators	Page
B1: Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	105-108, 124-125
	B1.1 Total workforce by gender, employment type, age group and geographical region.	117, 131
	B1.2 Employee turnover rate by gender, age group and geographical region.	131
B2: Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	107-108
	B2.1 Number and rate of work-related fatalities.	131
	B2.2 Lost days due to work injury.	131
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	107-108
B3: Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. *Note: Training refers to vocational training. It may include internal and external courses paid by the employer.*	106-107, 120-123
	B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	132
	B3.2 The average training hours completed per employee by gender and employee category.	132

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Aspect	Description of Indicators	Page
B4: Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	105-106, 124
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	105-106, 124
	B4.2 Description of steps taken to eliminate such practices when discovered.	105-106, 124
B5: Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chains.	112-113
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	112-113
B6: Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	100-105
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable[2]
	B6.2 Number of products and service-related complaints received and how they are dealt with.	103-104
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	100
	B6.4 Description of quality assurance process and recall procedures.	Not applicable[2]
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored.	103-104

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Aspect	Description of Indicators	Page
B7: Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	99-100
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	100
B8: Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	114-115
	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	114-115
	B8.2 Resources contributed (e.g. money or time) to the focus area.	132

Notes:

1. *The indicator of "packaging materials used for the finished products" is not relevant to the business practice of the Company. Through the identification of material issues, the Company mainly reported the recycling and reusing of the resources such as storage batteries, cables, terminals are that mainly use in operations and services. For more details, please refer to "VI. Practicing green development" of Corporate Social Responsibility Report.*
2. *The indicator of "recalling products" is not relevant to the practice of the Company. Through the identification of material issues, the Company mainly reported on maintaining network information security, assuring emergency communications and protecting the rights of customers in accordance with laws. For more details, please refer to "III. Providing high quality network assurance" and "IV. Providing heartfelt services to customers" of Corporate Social Responsibility Report.*

In 2020, while proactively responding to the impacts of novel coronavirus (COVID-19) epidemic on the economy and society, the Company will thoroughly embrace new development philosophies featuring innovation, coordination, green, openness and co-sharing. The Company will continually increase communication and cooperation with stakeholders, strengthen technological innovation and business innovation and build new generation network and information infrastructure with great efforts. Promoting deep integration between information technology and various sectors and industries, we strive to improve the quality of services provided to various types of customers so as to facilitate high-quality economic development and accomplish the building of well-off society.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT Corporate Governance Report control system and comprehensive risk An Overview of Corporate management in order to effectively ensure Governance steady operation of the corporate. The standard of the Company’s corporate The Company strives to maintain high governance continued to improve and is level of corporate governance and has aligned with the long-term best interest of always adhered to excellent, prudent and the shareholders, ensuring that the interests efficient corporate governance principles of the shareholders were effectively and continuously improves its corporate assured. governance methodology, regulates its operations, improves its internal control The Company persists in refining the basic mechanism, implements sound corporate system of its corporate governance. As governance and disclosure measures, and a company incorporated in the People’s ensures that the Company’s operations Republic of China (the “PRC”), the are in line with the long-term interests Company adopts the Company Law of of the Company and its shareholders the People’s Republic of China and other as a whole. In 2019, the shareholders’ relevant laws and regulations as the basic meeting, the Board and the Supervisory guidelines for the Company’s corporate Committee operated soundly and governance. As a company dual-listed in efficiently. The Company was dedicated Hong Kong and the United States, the to lean management while ensuring stable Company strives to ensure compliance and healthy operation, and elevated its with the Rules Governing the Listing of high-quality development to a new level, Securities on The Stock Exchange of Hong while continuously optimising its internal Kong Limited (the “Listing Rules”) and the regulatory requirements for non-US companies listed in the United States. Shareholders' Meeting Board of Supervisory Directors Committee Audit Remuneration Nomination Committee Committee Committee 140ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT Corporate Governance Report control system and comprehensive risk An Overview of Corporate management in order to effectively ensure Governance steady operation of the corporate. The standard of the Company’s corporate The Company strives to maintain high governance continued to improve and is level of corporate governance and has aligned with the long-term best interest of always adhered to excellent, prudent and the shareholders, ensuring that the interests efficient corporate governance principles of the shareholders were effectively and continuously improves its corporate assured. governance methodology, regulates its operations, improves its internal control The Company persists in refining the basic mechanism, implements sound corporate system of its corporate governance. As governance and disclosure measures, and a company incorporated in the People’s ensures that the Company’s operations Republic of China (the “PRC”), the are in line with the long-term interests Company adopts the Company Law of of the Company and its shareholders the People’s Republic of China and other as a whole. In 2019, the shareholders’ relevant laws and regulations as the basic meeting, the Board and the Supervisory guidelines for the Company’s corporate Committee operated soundly and governance. As a company dual-listed in efficiently. The Company was dedicated Hong Kong and the United States, the to lean management while ensuring stable Company strives to ensure compliance and healthy operation, and elevated its with the Rules Governing the Listing of high-quality development to a new level, Securities on The Stock Exchange of Hong while continuously optimising its internal Kong Limited (the “Listing Rules”) and the regulatory requirements for non-US companies listed in the United States. Shareholders' Meeting Board of Supervisory Directors Committee Audit Remuneration Nomination Committee Committee Committee 140

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report In addition, the Company has regularly opportunities. Many leading international published statements relating to its corporations around the world also have internal control in accordance with the similar arrangements. Save as stated above, US Sarbanes-Oxley Act and the regulatory the Company was in compliance with all requirements of the U.S. Securities and the code provisions under the Corporate Exchange Commission and the New York Governance Code as set out in Appendix Stock Exchange to confirm its compliance 14 to the Listing Rules (the “Corporate with related financial reporting, information Governance Code”) in the year 2019. disclosure, corporate internal control In 2019, the Company’s continuous requirements and other regulatory efforts in corporate governance gained requirements. wide recognition from the capital market For the financial year ended 31 December and the Company was accredited with 2019, the roles of Chairman and Chief a number of awards. The Company was Executive Officer of the Company were voted as the “Most Honoured Company in performed by the same individual. In the Asia” in the 2019 All-Asia-Executive-Team Company’s opinion, through supervision by poll organised by Institutional Investor, the Board of Directors (the “Board”) and a prestigious international financial the Independent Non-Executive Directors magazine, for nine consecutive years. The of the Company, with effective control of Company was accredited with “Platinum the Company’s internal check and balance Award – Excellence in Environmental, mechanism, the same individual performing Social and Governance” in the poll of the roles of Chairman and Chief Executive Corporate Awards 2019 by The Asset, Officer can enhance the Company’s and was the only telecommunications efficiency in decision-making and company in the region which had received execution and effectively capture business the Platinum recognition for 11 years in a row. Meanwhile, the Company was THE ASSET Platinum Award – Excellence in Environmental, Social CORPORATE and Governance GOVERNANCE ASIA Icon on Corporate Governance FINANCEASIA No. 1 Best INSTITUTIONAL Managed Company INVESTOR in China Most Honoured Company in Asia China Telecom Corporation Limited Annual Report 2019 141ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report In addition, the Company has regularly opportunities. Many leading international published statements relating to its corporations around the world also have internal control in accordance with the similar arrangements. Save as stated above, US Sarbanes-Oxley Act and the regulatory the Company was in compliance with all requirements of the U.S. Securities and the code provisions under the Corporate Exchange Commission and the New York Governance Code as set out in Appendix Stock Exchange to confirm its compliance 14 to the Listing Rules (the “Corporate with related financial reporting, information Governance Code”) in the year 2019. disclosure, corporate internal control In 2019, the Company’s continuous requirements and other regulatory efforts in corporate governance gained requirements. wide recognition from the capital market For the financial year ended 31 December and the Company was accredited with 2019, the roles of Chairman and Chief a number of awards. The Company was Executive Officer of the Company were voted as the “Most Honoured Company in performed by the same individual. In the Asia” in the 2019 All-Asia-Executive-Team Company’s opinion, through supervision by poll organised by Institutional Investor, the Board of Directors (the “Board”) and a prestigious international financial the Independent Non-Executive Directors magazine, for nine consecutive years. The of the Company, with effective control of Company was accredited with “Platinum the Company’s internal check and balance Award – Excellence in Environmental, mechanism, the same individual performing Social and Governance” in the poll of the roles of Chairman and Chief Executive Corporate Awards 2019 by The Asset, Officer can enhance the Company’s and was the only telecommunications efficiency in decision-making and company in the region which had received execution and effectively capture business the Platinum recognition for 11 years in a row. Meanwhile, the Company was THE ASSET Platinum Award – Excellence in Environmental, Social CORPORATE and Governance GOVERNANCE ASIA Icon on Corporate Governance FINANCEASIA No. 1 Best INSTITUTIONAL Managed Company INVESTOR in China Most Honoured Company in Asia China Telecom Corporation Limited Annual Report 2019 141

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awarded "Highly Commended Initiative in Innovation" for its "Cloudification in 5G" strategy, which refers to the comprehensive upgrade of services and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing. In addition, the Company was awarded, for the 12th time, "The Best of Asia – Icon on Corporate Governance" by *Corporate Governance Asia*, a renowned regional journal on corporate governance. Mr. Ke Ruiwen, the Chairman and Chief Executive Officer of the Company, was honoured with "Asia's Best CEO" award. The Company was also accredited the awards including "No. 1 Best Managed Company", "No. 1 Best Investor Relations" and "No. 1 Best ESG" in China region in Asia's Best Managed Companies Poll 2019 by *FinanceAsia*.

Overall Structure of the Corporate Governance

A two-tier structure is adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the shareholders' meeting; the Audit Committee, Remuneration Committee and Nomination Committee are established under the Board. The Board is authorised by the Articles of Association to make major operational decisions of the Company and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties of the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the shareholders' meeting.

Shareholders' Meeting

In 2019, the Company convened 3 shareholders' meetings including an annual general meeting for the year 2018 (the "2018 Annual General Meeting") and 2 extraordinary general meetings.

On 18 April 2019, the Company held the first extraordinary general meeting in Beijing to approve the deposit services and the annual caps applicable thereto and related matters contemplated under the China Telecom Financial Services Framework Agreement between the Company and China Telecom Finance Co., Ltd ("China Telecom Finance") entered into on 1 February 2019. The relevant resolution was duly passed and approved by the independent shareholders.


中國電信股份有限公司
2018年度股東周年大會
China Telecom Corporation Limited
2018 Annual General Meeting

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On 29 May 2019, the Company held the 2018 Annual General Meeting in Hong Kong to approve the following resolutions, all of which were duly passed and approved by the shareholders of the Company.

1. To approve the consolidated financial statements of the Company, the report of the Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2018 and to authorise the Board to prepare the budget of the Company for the year 2019;

2. To approve the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2018;

3. To approve the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2019 and to authorise the Board to fix the remuneration of the auditors;

4. To approve the amendments to the Articles of Association and to authorise any Director of the Company to complete registration or filing of the amendments to the Articles of Association;

5. To approve the issue of debentures by the Company, to authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures and to approve the centralised registration of debentures by the Company;

6. To approve the issue of company bonds in the PRC and to authorise the Board to issue company bonds and determine the specific terms conditions and other matters of the company bonds in the PRC;

7. To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic shares and H shares in issue; and

8. To authorise the Board to increase the registered capital of the Company and to amend the Articles of Association of the Company to reflect such increase in the registered capital of the Company under the general mandate.

On 19 August 2019, the Company held the second extraordinary general meeting in Beijing to approve (i) the election of Mr. Liu Guiqing and Mr. Wang Guoquan as Directors of the Company, to authorise any Director of the Company to sign the Director's service contracts on behalf of the Company with them and to authorise the Board to determine their remuneration; and (ii) the amendments to the Articles of Association and to authorise any Director of the Company to complete registration or filing of the amendments to the Articles of Association. All resolutions were duly passed and approved by the shareholders of the Company.

Since the Company's listing in 2002, at each of the shareholders' meetings, a separate shareholders' resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details of the resolutions. All votes on resolutions tabled at the shareholders' meetings of

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the Company were conducted by poll and all voting results were published on the websites of the Company and the Hong Kong Stock Exchange. The Company attaches great importance to the shareholders' meetings and the communication between Directors and shareholders. The Directors provided detailed and sufficient answers to the questions raised by shareholders at the shareholders' meetings. The Board implemented the Shareholders Communication Policy to ensure that the shareholders are provided with comprehensive, equal, understandable and public information of the Company on a timely basis and to facilitate the communication amongst the Company, the shareholders and investors.

Board of Directors and Board Diversity Policy

As at 31 December 2019, the Board consisted of 11 Directors with 6 Executive Directors, 1 Non-Executive Director and 4 Independent Non-Executive Directors. There is no relationship (including financial, business, family or other material or relevant relationship) among the Board members. The Audit Committee, Remuneration Committee and Nomination Committee under the Board consist solely of Independent Non-Executive Directors, which ensures that the Committees are able to provide sufficient checks and balances and make independent judgements to protect the interests of the shareholders and the Company as a whole. The number of Independent Non-Executive Directors exceeds one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with extensive expertise in accounting and financial management. As at the date of this report, the Board comprised 10 Directors, including 5 Executive Directors, 1 Non-Executive Director and 4 Independent Non-Executive Directors. The term of office for the current 6th session of the Board (including the Non-Executive Directors) lasts for 3 years, starting from May 2017 until the day of the Company's 2019 Annual General Meeting to be held in 2020, upon which the 7th session of the Board will be elected.

In August 2013, the Company implemented the Board Diversity Policy. The Company strongly believes that board diversity will contribute significantly to the enhancement of the overall performance of the Company. The Company views board diversity as the key element for accomplishing its strategic goals and sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, educational background, professional experience, skills, knowledge, duration of service and time commitment, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria taking full consideration of board diversity. Final decisions are comprehensively made based on each candidate's attributes and the consideration for his/her value contributions to be made to the Board. The Nomination Committee oversees the implementation of Board Diversity Policy, reviews the existing policy as and when appropriate, and recommends proposals for revisions for the Board's approval.

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Biographical details of existing Directors are set out in the "Biographical details of Directors, Senior Management and Supervisors" section of this annual report. There are currently two female Directors on the Board. The Board currently comprises experts from diversified professions such as telecommunications, accounting, finance, law, banking, regulatory, compliance and management with diversification in terms of gender, age, duration of service, etc., advancing the enhancement of management standard and the further standardisation of corporate governance practices, which results in a more comprehensive and balanced Board structure and decision-making process. Each Director brings to the Board different views and perspectives. Both the Nomination Committee and the Board believe that the gender, age, educational background, professional experience, skills, knowledge and the duration of service of the Board members are in alignment with the Board Diversity Policy.

The Company strictly complies with the Corporate Governance Code to rigorously regulate the operating procedures of the Board and its Committees, and to ensure that the procedures of the Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and earnestly supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2019, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgements and estimates, and prepared the financial statements on a going concern basis.

The below chart sets out the analysis of the Board composition as at the date of this report:


10
8
6
4
2
0
Female
Male
Executive Directors
Non-Executive Director
Independent Non-Executive Directors
61-75 Years Old
51-60 Years Old
41-50 Years Old
10 Years or Above
5 Years to 10 Years
5 Years or Below
Gender
Designation
Age Group
Duration of service
(years)

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The Articles of Association of the Company clearly defines the respective duties of the Board and the management. The Board is accountable to the shareholders' meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company's basic management system and the appointment of senior management personnel of the Company. The management is responsible for leading the operation and management of the Company, the implementation of Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company's internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board and Committees are informed of the meeting schedule for the Board and Committees for the year at the beginning of each year. In addition, all Directors will receive meeting notice at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make enquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agendas.

The Board holds at least 4 meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2019, the Company convened 4 Board meetings in total and completed various written resolutions; the Chairman held a meeting to independently communicate with the Independent Non-Executive Directors without the presence of any other Directors to ensure their opinions can be fully expressed, which further facilitated the exchange of different views within the Board. In 2019, the Board played a pivotal role in the Company's operation, supervision, internal control, risk management and other significant decisions and corporate governance. Specifically, the Board reviewed matters including, but not limited to, certain financial services framework agreements entered into between China Telecom Finance and the Company, China Telecommunications Corporation ("China Telecommunications") and China Communications Services Corporation Limited ("CCS"), respectively, the continuing connected transactions contemplated thereunder and the applicable annual caps thereto, the Company's annual and interim financial statements, quarterly financial results, risk management and internal control implementation and assessment report, annual proposal for profit distribution, review of the structure and operations of the Board, two rounds of amendments to the Articles of Association, approval of authorisation granted to the Company to issue debentures, proposal for directors and senior management liabilities insurance, change of the principal place of business in Hong Kong, the implementation of continuing connected transactions, changes of Board members and senior management, remuneration proposal for the newly appointed Directors, re-appointment and remuneration of auditors, 5G network

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report co-build and co-share framework Directors’ training and cooperation agreement with China United continuous professional Network Communications Corporation development Limited, and the progress report on the preparation of the Environmental, Social The Company provides guidelines including and Governance Report. on directors’ duties, continuing obligations, relevant laws and regulations, operation The Company determines the Directors’ and business of the Company to newly remuneration with reference to factors appointed Directors so that they are such as their respective duties and provided with tailored induction relating responsibilities in the Company, as well as to their appointment. To ensure that the their experience and market conditions at Directors are familiar with the Company’s the relevant time. latest operations for decision-making, the The Board formulates and reviews the Company arranges for key financial data Company’s policies and practices on and operational data to be provided to the corporate governance; reviews and Directors on a monthly basis. Meanwhile, monitors the training and continuous through regular Board meetings and professional development of Directors reports from management, the Directors and senior management; reviews and are able to have clearer understanding of monitors the Company’s policies and the operations, business strategy, and the practices on compliance with legal and latest development of the Company and regulatory requirements; formulates, the industry. In addition, the Company reviews and monitors the code of conduct reminds the Directors of their functions for employees; and reviews the Company’s and duties by continuously providing them compliance with the Corporate Governance with information regarding the latest Code and disclosure in the Corporate development of the Listing Rules and other Governance Report. applicable regulations, and arranging internal training on topics related to the latest development of the industry and operational focus of the Company for mutual exchange of ideas and discussion. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills in order to contribute to the Company. China Telecom Corporation Limited Annual Report 2019 147ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report co-build and co-share framework Directors’ training and cooperation agreement with China United continuous professional Network Communications Corporation development Limited, and the progress report on the preparation of the Environmental, Social The Company provides guidelines including and Governance Report. on directors’ duties, continuing obligations, relevant laws and regulations, operation The Company determines the Directors’ and business of the Company to newly remuneration with reference to factors appointed Directors so that they are such as their respective duties and provided with tailored induction relating responsibilities in the Company, as well as to their appointment. To ensure that the their experience and market conditions at Directors are familiar with the Company’s the relevant time. latest operations for decision-making, the The Board formulates and reviews the Company arranges for key financial data Company’s policies and practices on and operational data to be provided to the corporate governance; reviews and Directors on a monthly basis. Meanwhile, monitors the training and continuous through regular Board meetings and professional development of Directors reports from management, the Directors and senior management; reviews and are able to have clearer understanding of monitors the Company’s policies and the operations, business strategy, and the practices on compliance with legal and latest development of the Company and regulatory requirements; formulates, the industry. In addition, the Company reviews and monitors the code of conduct reminds the Directors of their functions for employees; and reviews the Company’s and duties by continuously providing them compliance with the Corporate Governance with information regarding the latest Code and disclosure in the Corporate development of the Listing Rules and other Governance Report. applicable regulations, and arranging internal training on topics related to the latest development of the industry and operational focus of the Company for mutual exchange of ideas and discussion. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills in order to contribute to the Company. China Telecom Corporation Limited Annual Report 2019 147

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report During the year, the Directors have participated in training and continuous professional development activities, and the summary is as follows: Directors Types of training Executive Directors Ke Ruiwen A, B Chen Zhongyue A, B Liu Guiqing A, B Zhu Min A, B Wang Guoquan A, B Yang Jie* A, B Gao Tongqing* A, B Non-Executive Director Chen Shengguang A, B Independent Non-Executive Directors Tse Hau Yin, Aloysius A, B Xu Erming A, B Wang Hsuehming A, B Yeung Chi Wai, Jason A, B A: attending relevant seminars and/or conferences and/or forums; or delivering speeches at relevant seminars and/or conferences and/or forums B: reading or writing relevant newspapers, journals and articles relating to economy, general business, telecommunications, corporate governance or directors’ duties * On 4 March 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 17 January 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. 148ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report During the year, the Directors have participated in training and continuous professional development activities, and the summary is as follows: Directors Types of training Executive Directors Ke Ruiwen A, B Chen Zhongyue A, B Liu Guiqing A, B Zhu Min A, B Wang Guoquan A, B Yang Jie* A, B Gao Tongqing* A, B Non-Executive Director Chen Shengguang A, B Independent Non-Executive Directors Tse Hau Yin, Aloysius A, B Xu Erming A, B Wang Hsuehming A, B Yeung Chi Wai, Jason A, B A: attending relevant seminars and/or conferences and/or forums; or delivering speeches at relevant seminars and/or conferences and/or forums B: reading or writing relevant newspapers, journals and articles relating to economy, general business, telecommunications, corporate governance or directors’ duties * On 4 March 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 17 January 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement. 148

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Compliance with the Model Code for Securities Transactions by Directors and Supervisors and Confirmation of Independence by the Independent Non-Executive Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company's Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions for the year 2019. Meanwhile, the Company has received annual independence confirmation from each of the Independent Non-Executive Directors and considered them to be independent.

Audit Committee

As at 31 December 2019, the Audit Committee comprised 4 Independent Non-Executive Directors, Mr. Tse Hau Yin, Aloysius as the Chairman and Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as the members. The Audit Committee is responsible to the Board. The Charter of the Audit Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee's principal duties include the supervision of the truthfulness and completeness of the Company's financial statements, the effectiveness and completeness of the Company's internal control and risk management systems as well as the work of the Company's Internal Audit Department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting functions of the Company together with the adequacy of the staff's training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system on whistleblowing to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company's accounting, internal control and audit matters.

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In 2019, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company's actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of the independent shareholders.

In 2019, the Audit Committee convened 5 meetings and passed 2 written resolutions, in which it reviewed matters including but not limited to, certain financial services framework agreements entered into between China Telecom Finance and the Company, China Telecommunications and CCS, respectively, the continuing connected transactions contemplated thereunder and the applicable annual caps thereto, the Company's annual and interim financial statements and quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, implementation of continuing connected transactions, review of the operations in 2018 and the Charter of the Audit Committee, and the progress report on the preparation of the Environmental, Social and Governance Report. The Audit Committee reviewed the annual auditor's report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regard to the regular financial reports and proposed them for the Board's approval after review and approval. The Audit Committee regularly received quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

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Remuneration Committee

As at 31 December 2019, the Remuneration Committee comprised 3 Independent Non-Executive Directors, Mr. Xu Erming as the Chairman and Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Remuneration Committee is responsible to the Board. The Charter of the Remuneration Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Board to formulate overall remuneration policy and structure for the Company's Directors and senior management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee's principal duties include giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company's Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and senior management personnel including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee convened 1 meeting in 2019, during which it reviewed and discussed the remuneration proposals for the newly appointed Directors.

Nomination Committee

As at 31 December 2019, the Nomination Committee comprised 3 Independent Non-Executive Directors, Madam Wang Hsuehming as the Chairlady and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members. The Nomination Committee is responsible to the Board. The Charter of the Nomination Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection with the Company, and comply with the regulatory requirements related to "independence". The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of Independent Non-Executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors and succession plans for the Directors (especially Chairman and Chief Executive Officer). The Nomination Committee convened 1 meeting and passed 3 written resolutions in 2019, in which it performed a review of the structure and operations of the Board and the proposed candidates for Chairman, Chief Executive Officer, Directors and other related matters.

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Independent Board Committee

Pursuant to the requirement under the Listing Rules, the Company convened 1 Independent Board Committee meeting in 2019, which all 4 Independent Non-Executive Directors attended and where it reviewed matters related to the deposit services and the proposed annual caps applicable thereto contemplated under the China Telecom Financial Services Framework Agreement and gave the relevant confirmation as well as submitted voting recommendations on these matters to the independent shareholders.

Number of Board and Committee Meetings Attended/Held in 2019

	Board Meeting	Audit Committee Meeting	Nomination Committee Meeting	Remuneration Committee Meeting	Independent Board Committee Meeting	Shareholders' Meeting
Executive Directors						
Ke Ruiwen	4/4	N/A	N/A	N/A	N/A	3/3
Chen Zhongyue	4/4	N/A	N/A	N/A	N/A	3/3
Liu Guiqing*	2/2	N/A	N/A	N/A	N/A	N/A
Zhu Min	4/4	N/A	N/A	N/A	N/A	3/3
Wang Guoquan*	2/2	N/A	N/A	N/A	N/A	N/A
Yang Jie*	1/1	N/A	N/A	N/A	N/A	N/A
Gao Tongqing*	3/4	N/A	N/A	N/A	N/A	2/3
Non-Executive Director						
Chen Shengguang	3/4	N/A	N/A	N/A	N/A	2/3
Independent Non-Executive Directors						
Tse Hau Yin, Aloysius	4/4	5/5	1/1	1/1	1/1	2/3
Xu Erming	4/4	5/5	1/1	1/1	1/1	3/3
Wang Hsuehming	4/4	5/5	1/1	1/1	1/1	3/3
Yeung Chi Wai, Jason	4/4	5/5	N/A	N/A	1/1	3/3

Note: Certain Directors (including Non-Executive Director and Independent Non-Executive Directors) could not attend some of the shareholders' meetings and Board meetings due to other important business commitments. Such Directors have reviewed the relevant Board meeting agendas and papers before the meetings and authorised other Directors in writing to vote on their behalf so as to ensure their views were fully reflected in the meetings.

* *On 4 March 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 19 August 2019, Mr. Liu Guiqing and Mr. Wang Guoquan were appointed as Executive Directors of the Company at the extraordinary general meeting of the Company. On 17 January 2020, Mr. Gao Tongqing resigned from his positions as an Executive Director and Executive Vice President of the Company due to change in work arrangement.*

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The Company will identify suitable Director candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include but not limited to their gender, age, educational background, professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in the case of Independent Non-Executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. After the Nomination Committee and the Board have reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward in writing to the shareholders' meeting for approval.

Directors shall be elected at the shareholders' meeting for a term of 3 years. At the expiry of a Director's term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of Directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in general meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of Directors). The Board shall convene an extraordinary general meeting within 2 months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a Director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting. The ordinary resolutions to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. The Company will propose the shareholders of the Company to consider and approve the amendments to the Articles of Association in respect of the shareholders' proposal rights at the 2019 Annual General Meeting. Please refer to the announcement published by the Company on 24 March 2020 for details.

Supervisory Committee

As at 31 December 2019, the Company's Supervisory Committee comprised 5 Supervisors, including 2 Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company's financials and performance of its Directors, managers and other senior management so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee usually holds meetings at least twice a year. The Supervisory Committee convened 2 meetings in 2019. The term of office for the 6th session of the Supervisory Committee lasts for 3 years, starting from May 2017 until the day of the 2019 Annual General Meeting to be held in year 2020, upon which the 7th session of the Supervisory Committee will be elected.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report Number of Supervisory Committee Meetings Attended/Held in 2019 Number of Meetings Supervisors Attended/Held Sui Yixun (Chairman of the Supervisory Committee) 2/2 Zhang Jianbin (Employee Representative Supervisor) 2/2 Yang Jianqing (Employee Representative Supervisor) 2/2 Xu Shiguang 1/2 Ye Zhong 1/2 Note: Certain Supervisors could not attend some of the meetings of the Supervisory Committee due to other important business commitments. External Auditors The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence. A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2019 is as follows: Fee (including value-added tax) Service item (RMB millions) Audit services 81.46 Non-audit services (mainly include internal control advisory and other advisory services) 3.22 Total 84.68 154ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report Number of Supervisory Committee Meetings Attended/Held in 2019 Number of Meetings Supervisors Attended/Held Sui Yixun (Chairman of the Supervisory Committee) 2/2 Zhang Jianbin (Employee Representative Supervisor) 2/2 Yang Jianqing (Employee Representative Supervisor) 2/2 Xu Shiguang 1/2 Ye Zhong 1/2 Note: Certain Supervisors could not attend some of the meetings of the Supervisory Committee due to other important business commitments. External Auditors The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence. A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2019 is as follows: Fee (including value-added tax) Service item (RMB millions) Audit services 81.46 Non-audit services (mainly include internal control advisory and other advisory services) 3.22 Total 84.68 154

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The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Directors were not aware of any material uncertainties relating to any events or conditions which may cast a serious impact upon the Group's ability to continue as a going concern. The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor's Report on pages 176 to 180 of this annual report.

Since the approval at the annual general meeting of the Company for the financial year 2012, the external auditors, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have provided audit services for the Company for seven consecutive years. The Audit Committee and the Board of the Company have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors respectively for the financial year 2020, subject to the approval at the 2019 Annual General Meeting.

Risk Management and Internal Control Systems

The Board attaches great importance to the establishment and perfection of the risk management and internal control systems. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance against material misstatements or losses. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and optimising corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals.

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The risk management and internal control systems of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance, etc. which plays a pivotal role in the Company's overall operation. The Company has formulated a code of conduct for the senior management personnel and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company's daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a featured 5-step risk management approach based on risk management theory and practice to achieve closed-loop management of risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. In continuously strengthening the risk process control and management and focusing on significant risk which may be encountered, the Company established a risk monitoring team, to follow and report the status of risk management and control regularly, improve the collection mechanism of risk-related information and identify the potential flaws of risk in a timely manner. Following the efforts made over the years, the Company has established a structured and highly effective comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2019, pursuant to the requirement of code provision C2 of the Corporate Governance Code promulgated by the Hong Kong Stock Exchange, the Company concentrated resources on the prevention of significant potential risks, and strived to reduce negative effect from significant risks. The Company was not confronted by any major risk event throughout the whole year.

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The Company has identified, assessed and analysed potential major risks faced by the Company in 2020, including economic and policy environment adaptation risks, business development risks and network and information security risks etc., and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the potential impact from the above risks on the Company is limited and within an expected range.

In 2020, the potential significant risks and the major risk-prevention and countering measures are as follows:

Economic and policy environment adaptation risks: Facing the risks and challenges, such as the increasing downward pressure on the economy, the global outbreak of the novel coronavirus (COVID-19) epidemic since the beginning of 2020, the gradual impacts of regulatory policies' adjustments in the industry, the official commencement of the 5G era, and the apparent increase in the sources of global unrest and risks, the Company will actively respond to the change in environment, implement the requirements of regulatory policies, innovate 5G applications and business models, deepening reform and innovation, expand ecological cooperation, improve overseas compliance management system and pragmatically promote the high-quality development of the Company.

Business development risks: Facing continuously increasing downward pressure on the development of the industry and the persistent upgrade of customers' needs, the Company will focus on customers' needs, improve the quality of service, expand the user scale, promote the corporate high-quality development and the in-depth cloud network integration, comprehensively apply new technologies, such as the 5G, cloud, Big Data, the Internet of Things and AI, to vigorously develop and promote new applications for government, enterprises and the public, and march steadily towards becoming a leading integrated intelligent information services provider.

Network and information security risks: Facing the risks and challenges of network and information security, the Company will speed up the construction of network information security integrated system and capabilities development, strengthen the protection of key information infrastructure and expand the network information security products and services, building a network information security ecology to provide users with reliable network information security protection.

The Company highly values the compliance with the laws and regulations of the PRC as well as the places of listing of the Company and where the Company's business operations are located, strictly complies with all laws and regulations and timely and proactively incorporates the laws and regulations into the Company's rules and regulations to protect the Company's legitimate business management, maintain the Company's legitimate rights and interests and support the corporate to achieve long-term healthy development target.

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In August 2018, the Standing Committee of the National People's Congress (the "NPCSC") approved the E-Commerce Law of the People's Republic of China, which was formally implemented on 1 January 2019. The E-Commerce Law consists of seven chapters and eighty nine articles which further regulate e-commerce activities conducted by relevant parties including e-commerce platform operators ("e-commerce platforms"). The E-Commerce Law defines and confirms, for the first time, the obligation of e-commerce platforms to protect the consumers' security, and requires them to bear the corresponding responsibility when the obligation is breached. It further refines the regulation for the responsibility of intellectual property infringement on the e-commerce platforms, regulates the industrial and commercial registration and tax collection and management of e-commerce operators, requires e-commerce operators to publish information when terminating transactions at their own discretion, prohibits fabricating transactions and user comments to defraud and mislead consumers, prohibits the e-commerce platforms from abusing the dominant market position to exclude and restrict competition, regulates the rules of deposits collection and refund, requests the products participating in bidding ranking with the results marked therein.

On 23 August 2018, the Ministry of Industry and Information Technology promulgated the Notice of Ministry of Industry and Information Technology on Further Regulating Marketing Activities for Telecommunications Tariff Schemes (the "Notice") which became effective from 23 August 2018. The Notice encourages fundamental telecommunications enterprises to provide a tiered discount pricing formula for tariff plans according to the usage amount of the users and simplify the structure of tariff packages. In formulating and implementing the tariff plans of bundled packages, the tariff plans for each respective service should also be provided, and the tariff rates disclosure policy should be improved. When promoting the tariff plans, the telecommunications enterprises shall fulfil its obligation to remind the users with respect to matters they shall pay attention to, including the restrictive conditions, the validity period and the charging principles. The same type of users with the same transaction conditions should be guaranteed with equal rights to select the tariff plans.

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On 23 April 2019, the NPCSC promulgated the amended Anti-Unfair Competition Law of the People's Republic of China (the "Anti-Unfair Competition Law"), which was formally implemented on the same day. The amendments to the Anti-Unfair Competition Law mainly involve the provisions regarding the trade secrets of intellectual property rights. First, the scope of trade secrets has been expanded through the incorporation of a catch-all description, which is no longer limited to "technical" or "business operation" information. Second, the scope of the trade secret infringer has been expanded. Apart from business operators, other natural persons, legal persons and non-legal entities have been included in the scope of the subject of liability for trade secret infringement. Third, given the practical situation of evolving infringement means and conducts, it has been clarified that misappropriation of trade secrets through electronic intrusion or indirect means, such as instigating, inducing and aiding others to acquire the right holder's trade secrets, will constitute trade secret infringement. Fourth, the penalty on trade secret infringement has been increased. Fifth, in relation to the allocation of burden of proof for trade secret infringement in the civil trial procedure, it stipulates that the right holder may only need to provide preliminary evidences which can prove that the right holder has taken confidentiality measures and can reasonably indicate that the trade secret has been infringed. The amendments to the Anti-Unfair Competition Law strengthened the protection of intellectual property rights in China and had a positive impact on the establishment of a fair market order and protection of the legitimate interests of the right holders.

On 11 November 2019, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on Printing and Publishing the Regulations on the Management of Mobile Number Portability Service. The Regulations on the Management of Mobile Number Portability Service (the "Regulations") became effective on 1 December 2019. The Regulations expressly allow the cellular mobile telecommunication users (excluding the users of Internet of Things) to apply for a change of the contracted fundamental business operator within the same local network area whilst retaining their phone numbers unchanged. Telecommunications business operators should strictly implement the relevant provisions on the real-name registration of users of mobile number portability service and ensure that the users whose mobile numbers have been transferred from other networks should be entitled to the same rights under the same conditions. Providing an important

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basis for the supervision and inspection of the telecommunications regulators, the Regulations explicitly require that in the course of providing the mobile number portability service telecommunications business operators should not engage in 9 types of prohibited conducts including to refuse, prevent or delay the provision of mobile number portability service to users without justifiable reasons, to restrict the users from switching to another network by means of expanding the scope of the agreement in relation the terms of service, to affect the quality of telecommunications service provided to the mobile number portability service users through technical measures such as interception and restriction, to conduct a comparative promotion, fabricate or disseminate false or misleading information or discredit other telecommunication business operators when promoting the mobile number portability service and the relevant tariff plans, to design special tariff plans and marketing schemes for mobile number portability service users, continue to occupy the mobile numbers transferred-in while the users have exited the network and to hinder or disrupt the normal operation of mobile number portability service by means of handling the mobile number transfer maliciously on behalf of the users, making complaints maliciously on behalf of the users, etc..

On 28 November 2019, the State Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation of the PRC jointly formulated the Method for Identifying the Illegal Collection and Use of Personal Information by Apps. It explicitly sets out the specific methods of identifying 6 types of illegal behaviours, i.e. failure to publish the rules for collection and use; failure to expressly specify the purpose, method and scope of collection and use of personal information; collection and use of personal information without the user's consent; violation of the essential rules to unnecessarily collect personal information which is not related to the service provided; provision of personal information to others without prior consent; and failure to provide the function of deleting or correcting personal information as required by law or failure to publish information in relation to complaint or whistleblowing methods. It serves as a reference for the regulatory authorities to identify the illegal collection and use of personal information by apps and provides guidance for the self-inspection and self-correction of app operators and the social supervision.

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Apart from implementing the latest and newly-amended laws and regulations in a timely manner, the Company also actively and closely monitors forthcoming changes in the relevant laws and regulations in order to strengthen the management of the relevant business operation behaviour, safeguards the effective adherence to relevant laws and regulations so as to ensure that the Company's operations are in full compliance with the laws.

Since 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of other advisory institutions including external auditors, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. The Company has all along continuously revises and improves the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development over the years. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company's information system so that the integrity, timeliness and reliability of data and information are maintained. At the same time, the Company attaches great importance to the control and monitoring of network information safety. The Company persistently optimises the relevant rules and guidances, further defines the responsible entities and regularly commences the inspection of network safety and information safety in order to promote the enhancement of the awareness of network information safety and relevant skills and knowledge.

In 2019, based on external regulatory supervision, changes in policy environment, and requirements for prevention and control of the Company's key risks, the Company also took into account various measures for deepening reform and innovation and change of business development. In order to focus on responding quickly to market demands and supporting business innovation and operational innovation for enterprises, the Company conducted annual revision of internal control manuals and implementation guidance. Branches at all levels further optimised and improved the list of internal audit authority, strengthened the Company's internal supervision and stringent control on problem ratification, continuously improved internal control procedures and policies for capital utilisation, amended the protection for users' information and customer service related procedures, perfected taxation and e-channel partner management; supplemented the contents of outsourcing

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report management of sales outlets and property Annual Evaluation of Risk leasing management, IDC and Internet Management and Internal services management, capital and accounts Control Systems management, guarantee and legal issues management. The Company has been continuously improving its risk management and internal The Internal Audit Department plays a control systems so as to meet the regulatory vital role in supporting the Board, the requirements of its places of listing, management and the risk management and including the United States and Hong Kong, internal control systems. The functions of and strengthen its internal control while the Internal Audit Department, which are guarding against operational risk. independent of the Company’s business operations, are complementary with the The Company has adopted the COSO functions of the external auditors while Internal Control Framework (2013) as the Internal Audit Department plays an the standard for the internal control important role in the monitoring of the assessment. With the management’s Company’s internal management. The internal control testing guidelines and the Internal Audit Department is responsible Auditing Standard No. 2201 that were for internal control assessment of the issued by The Public Company Accounting Company, and provides an objective Oversight Board (PCAOB) as its directives, assurance to the Audit Committee and the Company’s internal control assessment the Board that the risk management and system is composed of the self-assessment internal control systems are maintained and conducted by the persons responsible operated by the management in compliance for internal control together with the with agreed processes and standards. The independent assessment conducted by Internal Audit Department regularly reports the Internal Audit Department. In order the internal audit results to the Audit to evaluate the nature of internal control Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee. 162ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report management of sales outlets and property Annual Evaluation of Risk leasing management, IDC and Internet Management and Internal services management, capital and accounts Control Systems management, guarantee and legal issues management. The Company has been continuously improving its risk management and internal The Internal Audit Department plays a control systems so as to meet the regulatory vital role in supporting the Board, the requirements of its places of listing, management and the risk management and including the United States and Hong Kong, internal control systems. The functions of and strengthen its internal control while the Internal Audit Department, which are guarding against operational risk. independent of the Company’s business operations, are complementary with the The Company has adopted the COSO functions of the external auditors while Internal Control Framework (2013) as the Internal Audit Department plays an the standard for the internal control important role in the monitoring of the assessment. With the management’s Company’s internal management. The internal control testing guidelines and the Internal Audit Department is responsible Auditing Standard No. 2201 that were for internal control assessment of the issued by The Public Company Accounting Company, and provides an objective Oversight Board (PCAOB) as its directives, assurance to the Audit Committee and the Company’s internal control assessment the Board that the risk management and system is composed of the self-assessment internal control systems are maintained and conducted by the persons responsible operated by the management in compliance for internal control together with the with agreed processes and standards. The independent assessment conducted by Internal Audit Department regularly reports the Internal Audit Department. In order the internal audit results to the Audit to evaluate the nature of internal control Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee. 162

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deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following 4 major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the operating effectiveness of internal control, (4) analyse the impact of deficiencies in internal control, judge the nature of deficiencies in internal control and conclude on the effectiveness of the internal control system. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating the amended "Measures for the Internal Control Assessment", the "Manual for the Self-Assessment of Internal Control", the "Manual for the Independent Assessment of Internal Control" and other regulations, the Company has ensured the assessment procedures are in compliance. In 2019, the Company's Internal Audit Department initiated and coordinated the assessment of internal control all over the Company, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach. The Company continued to insist on 100% coverage of all units and also included the newly incorporated professional companies in the self-assessment system. Taking into account changes in internal and external environment and risk prevention focuses and focusing on key risk control areas in relation to the integrity and reliability of financial reports, compliance of operation and management and security of fund and assets, the Company insisted on risk-oriented principles and assessed the effectiveness of the design and implementation of internal control. The Company focused on the new situations and new risks identified in the process of new business development, new system implementation and organisational structure adjustment, the cross-level, cross-department and cross-system problems identified in the implementation of internal control and the rectification of problems identified in internal and external inspections and repeating problems. Taking full advantage of the leading role of business departments in the internal control self-assessment, the Company deepened the development of self-assessment and promoted the effective integration of self-assessment and daily operation and management through the professional lines of self-identification of risks, self-inspection of implementation and self-perfection of systems. In response to the internal control deficiencies identified during the self-assessment, the Company identified the responsibilities one by one, timely rectified the deficiencies, and effectively controlled and eliminated any potential risks. The Company also worked towards perfecting the systems and procedures, while

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continuously improving the effectiveness of the design and implementation of internal control.

The independent assessment of internal control targeted at extending to the full coverage of all the relevant units for a period of three years. On this basis, the scope of assessment was further expanded in 2019 and independent assessment was conducted on 6 provincial branches, 3 professional companies, 2 local networks and 2 departments in the headquarters office. To highlight the assessment focus, on the one hand, the Company focused on the establishment of internal control system and control environment and the quality and effects of internal control self-assessment and rectification work; while on the other hand, the Company enhanced the assessment on key areas and crucial aspects such as the authenticity of operating performance, fund management, procurement, business cooperation, business control and management, network information security and major economic decision-making procedures. The assessment on the departments in the headquarters office mainly focused on the effectiveness of the design of mechanism and system and the effectiveness of internal control for the vertical professional lines. The assessment on the professional companies mainly focused on corporate governance and control environment and specific risks relevant to their business characteristics in order to identify the deficiencies in the internal control management and rectification methods. The assessment on local networks served as the targeted independent assessment on and offered assistance to prefecture-level branches with imperfected self-assessed quality, which aimed to propel their management to enhance its awareness of internal control, identify the responsibility of internal control and strengthen fundamental management. During the year, risk prevention measures have been effectively implemented through different levels of independent assessments of internal control, which effectively enhanced the quality of assessment and the effectiveness of rectification, further enhanced the corporate self-healing abilities and safeguarded healthy corporate development.

Furthermore, the Company organised the risk management and internal control assessment team and other relevant departments to closely coordinate with the external auditors' audit of internal control over financial reporting. The internal control audit covered the Company and all its subsidiaries as well as the key processes

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and control points in relation to material financial statements items. The external auditors regularly communicated with the management in respect of the audit results.

The Company attaches great importance to rectifying internal control deficiencies. Focusing on deficiencies identified through self-assessment, independent assessment and internal control audit at all levels, the Company required all units to carry out rectification measures and established a collaborative risk prevention mechanism to promote different professional reporting lines of various departments in the headquarters office to execute vertical supervision for the rectification work. The rectification work has been conducted in accordance with the measures to rectify the audit problem identified in order to achieve rectification results, perfect the systems and solidify the procedures. All subordinates entities proactively rectified deficiencies identified from the internal and external assessments on the request from the Company and increased the accountability for inadequate rectification in order to ensure the effectiveness of rectification work.

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company's risk management and internal control systems on an on-going basis and the Board, through the Audit Committee, conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2019, which covered all material areas including financial controls, operational controls and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of the Company's risk management and internal control systems (including Environmental, Social and Governance risk management and internal control systems), the Board is of the view that these systems are solid, well established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company's accounting, internal control and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff's training programmes and the relevant budget.

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Investor Relations and Transparent Information Disclosure Mechanism


中國電信股份有限公司
2019年度中期業績公佈
China Telecom Corporation Limited
2019 Interim Results Announcement

The Company established an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully and timely understand the operation and development of the Company. The Company's senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, senior management provides the capital market and media with important information and responds to key questions which are of prime concerns to the investors. This has helped reinforce the understanding of the Company's business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially the public shareholders, to actively participate in the Company's Annual General Meetings and to promote direct and two-way communications between the Board and shareholders. Meanwhile, the Company set up a dedicated investor relations enquiry line, for the purpose of providing a direct channel to address enquiries from the investment community. This allows the Company to better serve its shareholders and investors.





With an aim of strengthening communications with the capital market and enhancing transparency of information disclosure, the Company has provided quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and monthly announcements of the number of access lines in service, mobile and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2019, the Company participated in a number of investor conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

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In 2019, the Company attended the following investor conferences held by major international investment banks:

Date	Name of Conference	Location
January 2019	DBS Pulse of Asia Conference 2019	Singapore
January 2019	Morgan Stanley China New Economy Summit 2019	Beijing
January 2019	UBS Greater China Conference 2019	Shanghai
January 2019	Deutsche Bank Access China Conference 2019	Shenzhen
January 2019	Crosby Peacock Series Corporate Day 2019	Hong Kong
March 2019	22nd Credit Suisse Asian Investment Conference	Hong Kong
March 2019	Morgan Stanley Ninth Annual Hong Kong Investor Summit	Hong Kong
March 2019	Bernstein's 5th Annual China Telecommunications Symposium	Hong Kong
April 2019	Nomura Greater China TMT Corporate Day 2019	Hong Kong
April 2019	China Merchants Securities 5G Investor Seminar 2019	Hong Kong
May 2019	Deutsche Bank Access Asia Conference 2019	Singapore
May 2019	The 15th BOCI Investors Conference	Beijing
May 2019	J.P. Morgan Global China Summit 2019	Beijing
May 2019	Morgan Stanley China Summit 2019	Beijing
May 2019	CLSA 24th China Forum	Qingdao
May 2019	HSBC China Conference 2019	Shenzhen
May 2019	Macquarie Greater China Conference 2019	Hong Kong
May 2019	Goldman Sachs TechNet Conference – Asia Pacific 2019	Hong Kong
June 2019	HSBC GEMs Investor Forum 2019	New York
June 2019	CICC Investment Strategy Conference 2H2019	Shanghai
June 2019	UBS Asia TMT Conference 2019	Hong Kong
June 2019	ICBCI 2019 New Technology Corporate Day	Hong Kong

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Date	Name of Conference	Location
August 2019	Morgan Stanley China TMT Conference 2019	Beijing
September 2019	Nomura China Investor Forum 2019	Shanghai
September 2019	CLSA 26th Investors' Forum	Hong Kong
November 2019	HSBC Global Investment Forum 2019	New York
November 2019	Morgan Stanley European Technology, Media & Telecom Conference 2019	Barcelona
November 2019	Morgan Stanley 18th Annual Asia Pacific Summit	Singapore
November 2019	Bank of America Merrill Lynch 2019 China Conference	Beijing
November 2019	CICC Investment Forum 2019	Beijing
November 2019	Goldman Sachs China Conference 2019	Shenzhen
November 2019	Credit Suisse China Investment Conference 2019	Shenzhen
November 2019	CITIC Securities Capital Market Annual Conference 2020	Shenzhen
November 2019	Daiwa Investment Conference 2019	Hong Kong
November 2019	Citi China Investor Conference 2019	Macau
November 2019	President Securities Investment Forum for the Emerging Trends 2020	Taipei
December 2019	Huatai Securities Investment Summit 2020	Beijing
December 2019	China Securities TMT Investment Summit 2020	Beijing
December 2019	Nomura 5G/Tech Corporate Day 2019	Hong Kong

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The Company's investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors, media and the capital market, but also plays a significant role in the Company's valuation and our compliance with regulatory requirements for information disclosure. The Company launched a responsive website with the latest technology, which allows automatic adjustment to fit for different screen resolution and user interface, assuring the best browsing experience of website content with desktop computers, laptops or mobile devices. This allows investors, shareholders, reporters and the general public to browse the latest information on the Company's website with any device more easily and promptly anytime anywhere. The Company's website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts of investors activities, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, historical stock quote, adding investor events to calendars, content sharing to social media, etc.. In addition to setting up a dedicated investor relations enquiry line, a specialised appointment function to schedule a meeting with investor relations professionals was also launched on the Company's website, to promote direct and close communication between the Company and investors, as well as to increase transparency.

The Company also strives to enhance the disclosure quality and format of annual report. The Company further enhanced the transparency of disclosure in environmental, social and governance areas, by following *Environmental, Social and Governance Reporting Guide*, Appendix 27 of Listing Rules, to report the Company's achievements and key performance indicators on environmental protection, while also took initiative to add quantitative disclosures on social responsibility. The data disclosed was analysed and assessed by independent third party to ensure compliance with relevant requirements. The Company also actively seeks recommendations on how to improve the Company's annual report from shareholders through survey, and prepared and distributed the annual report in a more environmentally-friendly and cost-saving manner according to the recommendations received. Shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving printed version in English and/or Chinese. The Company clearly and precisely delivered the messages about its strategies and goals in its 2018 Annual Report *"Intelligent Transformation to Co-share Value of Innovation"*, so that shareholders and investors can easily understand the Company's development directions and focus. The print and online versions of 2018 Annual Report won a number of top accolades in international competitions, including being awarded in total six platinum awards and five gold awards, and ranked No. 3 of

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"Top 100 Reports Worldwide" (No. 1 in Asia Pacific) in "LACP 2018 Vision Awards". In addition, the Company's print Annual Report has earned 3 gold awards in "2019 International ARC Awards". These prestigious honours reflect the unanimous worldwide recognition towards China Telecom's tireless pursuit of excellence and globally leading performance on corporate governance and disclosure, on both conventional and digital channels.

The Company has always maintained a sound and effective information disclosure mechanism while keeping highly transparent communications with media, analysts and investors. Meanwhile, we attach great importance to the handling of inside information and have formulated rules on information disclosures and guidelines on inside information which encompass (including but not limited to) disclosure of sensitive information and rules on confidential information, identifying the scope of inside information, procedure and management guidelines on handling inside information. In general, the authorised speakers only clarify and explain on information that is available on the market, and avoid providing or divulging any unpublished inside information either as an individual or as a team. Before conducting any external interview, if the authorised speaker has any doubt about the information to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such information is accurate. In addition, discussions on the Company's key financial data or other financial indicators are avoided during the blackout periods.


KPI
Latest Data
330.40
151.88
10.73
110.47


2019

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report Procedures for proposing Shareholders resolutions at the annual general Details of shareholders by type and public meeting float capitalisation can be referred to the When the Company convenes an annual Report of the Directors on pages 52 to 85 of general meeting, shareholders holding 5% this annual report. or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company Shareholders’ Rights shall place such proposed motions on the agenda for such annual general meeting if Procedures for convening of they are matters falling within the functions an extraordinary general meeting and powers of shareholders’ meetings. or a class meeting Pursuant to the “Reply of the State According to the Articles of Association, Council on the Adjustment of the Notice shareholders who request for the convening Period of the General Meeting and Other of an extraordinary general meeting or Matters Applicable to the Overseas Listed a class meeting shall comply with the Companies (Guo Han [2019] No. 97)” following procedures: published in October 2019 to amend the 2 or more shareholders holding in requirements with respect to notice period, aggregate 10% or more of the shares shareholders’ proposal right and convening carrying the right to vote at the meeting procedures for general meetings applicable sought to be held shall sign one or more to joint stock companies incorporated in written requisitions in the same format the PRC and listed overseas, the Company and with the same content, stating the will propose to amend the Articles of proposed matters to be discussed at the Association of the Company regarding the meeting, and requiring the Board to requirements on the notice period of the convene an extraordinary general meeting general meeting, shareholders’ proposal or a class meeting thereof. The Board shall right and convening procedures at the 2019 convene an extraordinary general meeting Annual General Meeting. Please refer to the within 2 months. If the Board fails to issue announcement published by the Company a notice of such a meeting within 30 days on 24 March 2020 and the circular of the from the date of receipt of the requisitions, Company for the 2019 Annual General the shareholders who make the requisitions Meeting for the details of the amendments. may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board. China Telecom Corporation Limited Annual Report 2019 171ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT | Corporate Governance Report Procedures for proposing Shareholders resolutions at the annual general Details of shareholders by type and public meeting float capitalisation can be referred to the When the Company convenes an annual Report of the Directors on pages 52 to 85 of general meeting, shareholders holding 5% this annual report. or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company Shareholders’ Rights shall place such proposed motions on the agenda for such annual general meeting if Procedures for convening of they are matters falling within the functions an extraordinary general meeting and powers of shareholders’ meetings. or a class meeting Pursuant to the “Reply of the State According to the Articles of Association, Council on the Adjustment of the Notice shareholders who request for the convening Period of the General Meeting and Other of an extraordinary general meeting or Matters Applicable to the Overseas Listed a class meeting shall comply with the Companies (Guo Han [2019] No. 97)” following procedures: published in October 2019 to amend the 2 or more shareholders holding in requirements with respect to notice period, aggregate 10% or more of the shares shareholders’ proposal right and convening carrying the right to vote at the meeting procedures for general meetings applicable sought to be held shall sign one or more to joint stock companies incorporated in written requisitions in the same format the PRC and listed overseas, the Company and with the same content, stating the will propose to amend the Articles of proposed matters to be discussed at the Association of the Company regarding the meeting, and requiring the Board to requirements on the notice period of the convene an extraordinary general meeting general meeting, shareholders’ proposal or a class meeting thereof. The Board shall right and convening procedures at the 2019 convene an extraordinary general meeting Annual General Meeting. Please refer to the within 2 months. If the Board fails to issue announcement published by the Company a notice of such a meeting within 30 days on 24 March 2020 and the circular of the from the date of receipt of the requisitions, Company for the 2019 Annual General the shareholders who make the requisitions Meeting for the details of the amendments. may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board. China Telecom Corporation Limited Annual Report 2019 171

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Process of forwarding shareholders' enquiries to the Board or requesting for convening of an extraordinary general meeting or a class meeting or proposing new motions:

Shareholders may at any time send their enquiries, requests, proposals and concerns to the Board in writing through the Company Secretary and the Investor Relations Department.

The contact details of the Company Secretary are as follows:

The Company Secretary
China Telecom Corporation Limited
28th Floor, Everbright Centre,
108 Gloucester Road, Wanchai,
Hong Kong
Email: ir@chinatelecom-h.com
Tel No.: (852) 2877 9777
IR Enquiry: (852) 2582 0388
Fax No.: (852) 2877 0988

A dedicated "Investor" section is available on the Company's website (www.chinatelecom-h.com). There is a FAQ function in the "Investor" section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders' enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, which will answer the shareholders' questions. Information on the Company's website is updated regularly.

Amendments to Articles of Association

In 2019, the Company amended the Articles of Association twice in total:

At the 2018 Annual General Meeting held on 29 May 2019, the shareholders approved the first amendment to the Articles of Association regarding change of the names of the promoter and a domestic shareholder of the Company as well as the scope of business of the Company. Please refer to the circular of the Company dated 10 April 2019 for the details of the amendments.

At the extraordinary general meeting of the Company held on 19 August 2019, the shareholders approved the second amendment to the Articles of Association of the Company regarding change of business scope of the Company and the amendment of the relevant provisions of the Articles of Association regarding shares repurchase by the Company due to the amendments to the Company Law of the People's Republic of China. Please refer to the circular of the Company dated 4 July 2019 for the details of the amendments.

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Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on the Hong Kong Stock Exchange and the New York Stock Exchange ("NYSE"). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices of the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of all NYSE-listed U.S. companies must be made up by a majority of Independent Directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board is not required to be formed with a majority of Independent Directors. As a listed company on the Hong Kong Stock Exchange, the Company needs to comply with the Listing Rules. The Listing Rules require that at least one-third of the Board of a listed company in Hong Kong be Independent Non-Executive Directors. As at the date of this report, the Board currently comprises 10 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Listing Rules. These Independent Directors also satisfy the requirements on "independence" under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance guidelines. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any guidelines for corporate governance; therefore, the Company has not formulated any separate corporate governance guidelines. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2019.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors' desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency of operations, as well as the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and seek sustainable returns for the shareholders and investors.

For further information, please browse our website at

www.chinatelecom-h.com

China Telecom Corporation Limited **Annual Report 2019** 173

Network Foundation to

EMPOWER THE FUTURE

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED (Incorporated in The People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 181 to 272, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 176INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED (Incorporated in The People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 181 to 272, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 176

INDEPENDENT AUDITOR’S REPORT Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Revenue recognition We identified revenue recognition as a key audit matter Our procedures in relation to revenue recognition because there is an inherent industry risk around the comprising both control testing and substantive accuracy of revenue recorded by the IT billing systems procedures on a sample basis, included involving our given the complexity of the systems and the significance internal IT specialists to assist with: of volumes of data processed by the systems. • Testing the IT environment in which the billing Revenues from the provision of telecommunications systems reside, including interface controls services are, in general, recognised as performance between different IT applications. obligations are satisfied. Fees for telecommunications • Testing the key controls over the calculation of the packages are recognised for each service type in the amounts billed to customers and the capturing and packages. The data records are captured and the revenue recording of the revenue transactions. transactions are recorded by the IT billing systems. • Testing the key controls over the authorisation of Details of the accounting policies for revenue recognition the rate changes and the input of such rates to the and an analysis of revenues are disclosed in Notes billing systems. 3(l) and 27, respectively, to the consolidated financial statements. • Testing the end-to-end reconciliations from data records to the billing systems and to the general ledger. • Testing material journals processed between the billing systems and the general ledger. • Testing the accuracy of customer bill calculations and the respective revenue transactions recorded. China Telecom Corporation Limited Annual Report 2019 177INDEPENDENT AUDITOR’S REPORT Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Revenue recognition We identified revenue recognition as a key audit matter Our procedures in relation to revenue recognition because there is an inherent industry risk around the comprising both control testing and substantive accuracy of revenue recorded by the IT billing systems procedures on a sample basis, included involving our given the complexity of the systems and the significance internal IT specialists to assist with: of volumes of data processed by the systems. • Testing the IT environment in which the billing Revenues from the provision of telecommunications systems reside, including interface controls services are, in general, recognised as performance between different IT applications. obligations are satisfied. Fees for telecommunications • Testing the key controls over the calculation of the packages are recognised for each service type in the amounts billed to customers and the capturing and packages. The data records are captured and the revenue recording of the revenue transactions. transactions are recorded by the IT billing systems. • Testing the key controls over the authorisation of Details of the accounting policies for revenue recognition the rate changes and the input of such rates to the and an analysis of revenues are disclosed in Notes billing systems. 3(l) and 27, respectively, to the consolidated financial statements. • Testing the end-to-end reconciliations from data records to the billing systems and to the general ledger. • Testing material journals processed between the billing systems and the general ledger. • Testing the accuracy of customer bill calculations and the respective revenue transactions recorded. China Telecom Corporation Limited Annual Report 2019 177

INDEPENDENT AUDITOR’S REPORT Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Impairment of goodwill and long-lived assets We identified the impairment of goodwill and long-lived Our procedures in relation to the impairment of goodwill assets as a key audit matter because the impairment and long-lived assets included: assessment of goodwill and long-lived assets requires • With the assistance of our internal valuation the management to exercise significant judgments specialists, assessing the discount rate and relating to the estimation of level of revenue, amount of assumptions used by the management in the value operating costs and applicable discount rate. in use model and comparing the discount rate used Details of the accounting policies for impairment by the management to externally derived data and of goodwill and long-lived assets and the related our own assessments of key inputs used in deriving accounting estimates are disclosed in Notes 3(h) and 47, the discount rate. respectively, to the consolidated financial statements. • With the assistance of our internal valuation Details of goodwill impairment assessment are disclosed specialists, comparing the key inputs to the in Note 7 to the consolidated financial statements. projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating costs, with corresponding historical data to evaluate the reasonableness of the management’s projections. • Assessing and challenging the significant judgments and estimates used in the management’s impairment assessment and evaluating the sensitivity analysis performed by the management. Other Information The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 178INDEPENDENT AUDITOR’S REPORT Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Impairment of goodwill and long-lived assets We identified the impairment of goodwill and long-lived Our procedures in relation to the impairment of goodwill assets as a key audit matter because the impairment and long-lived assets included: assessment of goodwill and long-lived assets requires • With the assistance of our internal valuation the management to exercise significant judgments specialists, assessing the discount rate and relating to the estimation of level of revenue, amount of assumptions used by the management in the value operating costs and applicable discount rate. in use model and comparing the discount rate used Details of the accounting policies for impairment by the management to externally derived data and of goodwill and long-lived assets and the related our own assessments of key inputs used in deriving accounting estimates are disclosed in Notes 3(h) and 47, the discount rate. respectively, to the consolidated financial statements. • With the assistance of our internal valuation Details of goodwill impairment assessment are disclosed specialists, comparing the key inputs to the in Note 7 to the consolidated financial statements. projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating costs, with corresponding historical data to evaluate the reasonableness of the management’s projections. • Assessing and challenging the significant judgments and estimates used in the management’s impairment assessment and evaluating the sensitivity analysis performed by the management. Other Information The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 178

INDEPENDENT AUDITOR’S REPORT Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. China Telecom Corporation Limited Annual Report 2019 179INDEPENDENT AUDITOR’S REPORT Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. China Telecom Corporation Limited Annual Report 2019 179

INDEPENDENT AUDITOR’S REPORT Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued) As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued) • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in the independent auditor’s report is Ip Kan Wah. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong 24 March 2020 180INDEPENDENT AUDITOR’S REPORT Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued) As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued) • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in the independent auditor’s report is Ip Kan Wah. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong 24 March 2020 180

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2019 (Amounts in millions)

	Notes	31 December 2019 RMB	31 December 2018 RMB
ASSETS			
Non-current assets			
Property, plant and equipment, net	4	**410,008**	407,795
Construction in progress	5	**59,206**	66,644
Right-of-use assets	6	**61,549**	–
Lease prepayments		**–**	21,568
Goodwill	7	**29,923**	29,922
Intangible assets	8	**16,349**	14,161
Interests in associates	10	**39,192**	38,051
Equity instruments at fair value through other comprehensive income	11	**1,458**	852
Deferred tax assets	12	**7,577**	6,544
Other assets	13	**4,687**	4,840
Total non-current assets		**629,949**	590,377
Current assets			
Inventories	14	**2,880**	4,832
Income tax recoverable		**1,662**	121
Accounts receivable, net	15	**21,489**	20,475
Contract assets	16	**474**	478
Prepayments and other current assets	17	**22,219**	23,619
Financial assets at fair value through profit or loss		**39**	–
Short-term bank deposits		**3,628**	6,814
Cash and cash equivalents	18	**20,791**	16,666
Total current assets		**73,182**	73,005
Total assets		**703,131**	663,382

The notes on pages 187 to 272 form part of these consolidated financial statements.

China Telecom Corporation Limited **Annual Report 2019** 181

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2019 (Amounts in millions)

	Notes	31 December 2019 RMB	31 December 2018 RMB
LIABILITIES AND EQUITY			
Current liabilities			
Short-term debt	19	**42,527**	49,537
Current portion of long-term debt	19	**4,444**	1,139
Accounts payable	20	**102,616**	107,887
Accrued expenses and other payables	21	**48,516**	43,497
Contract liabilities	22	**54,388**	55,783
Income tax payable		**243**	601
Current portion of lease liabilities/finance lease obligations	23	**11,569**	101
Current portion of deferred revenues	24	**358**	375
Total current liabilities		**264,661**	258,920
Net current liabilities		**(191,479)**	(185,915)
Total assets less current liabilities		**438,470**	404,462
Non-current liabilities			
Long-term debt	19	**32,051**	44,852
Lease liabilities/finance lease obligations	23	**30,577**	115
Deferred revenues	24	**1,097**	1,454
Deferred tax liabilities	12	**19,078**	13,138
Other non-current liabilities		**627**	804
Total non-current liabilities		**83,430**	60,363
Total liabilities		**348,091**	319,283
Equity			
Share capital	25	**80,932**	80,932
Reserves	26	**271,578**	262,137
Total equity attributable to equity holders of the Company		**352,510**	343,069
Non-controlling interests		**2,530**	1,030
Total equity		**355,040**	344,099
Total liabilities and equity		**703,131**	663,382

Approved and authorised for issue by the Board of Directors on 24 March 2020 and are signed on its behalf by:

Ke Ruiwen
Chairman and
Chief Executive Officer

Zhu Min
Executive Director,
Executive Vice President and Chief Financial Officer

The notes on pages 187 to 272 form part of these consolidated financial statements.

182

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2019 (Amounts in millions except per share data)

	Notes	2019 RMB	2018 RMB
Operating revenues	27	**375,734**	377,124
Operating expenses			
Depreciation and amortisation		**(88,145)**	(75,493)
Network operations and support	28	**(109,799)**	(116,062)
Selling, general and administrative		**(57,361)**	(59,422)
Personnel expenses	29	**(63,567)**	(59,736)
Other operating expenses	30	**(27,792)**	(37,697)
Total operating expenses	31	**(346,664)**	(348,410)
Operating profit		**29,070**	28,714
Net finance costs	32	**(3,639)**	(2,708)
Investment income		**30**	38
Income from investments in associates	10	**1,573**	2,104
Profit before taxation		**27,034**	28,148
Income tax	33	**(6,322)**	(6,810)
Profit for the year		**20,712**	21,338
Other comprehensive income for the year			
Items that will not be reclassified subsequently to profit or loss:			
Change in fair value of investments in equity instruments at fair value through other comprehensive income		**604**	(324)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		**(147)**	82
		457	(242)
Items that may be reclassified subsequently to profit or loss:			
Exchange difference on translation of financial statements of subsidiaries outside mainland China		**102**	154
Share of other comprehensive income of associates		**(2)**	(7)
		100	147
Other comprehensive income for the year, net of tax		**557**	(95)
Total comprehensive income for the year		**21,269**	21,243
Profit attributable to			
Equity holders of the Company		**20,517**	21,210
Non-controlling interests		**195**	128
Profit for the year		**20,712**	21,338
Total comprehensive income attributable to			
Equity holders of the Company		**21,074**	21,115
Non-controlling interests		**195**	128
Total comprehensive income for the year		**21,269**	21,243
Basic earnings per share	38	**0.25**	0.26
Number of shares (in millions)	38	**80,932**	80,932

The notes on pages 187 to 272 form part of these consolidated financial statements.

China Telecom Corporation Limited **Annual Report 2019** 183

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2019 (Amounts in millions)

		Attributable to equity holders of the Company										
	Notes	Share capital RMB	Capital reserve RMB	Share premium RMB	Surplus reserves RMB	General risk reserve RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance as at 1 January 2018		80,932	17,126	10,746	74,599	-	414	(881)	145,906	328,842	829	329,671
Profit for the year		-	-	-	-	-	-	-	21,210	21,210	128	21,338
Other comprehensive income for the year		-	-	-	-	-	(249)	154	-	(95)	-	(95)
Total comprehensive income for the year		-	-	-	-	-	(249)	154	21,210	21,115	128	21,243
Disposal of investments in equity instruments at fair value through other comprehensive income		-	-	-	-	-	(5)	-	5	-	-	-
Disposal of a subsidiary		-	-	-	-	-	-	-	-	-	5	5
Contribution from non-controlling interests		-	680	-	-	-	-	-	-	680	265	945
Reduction of capital by non-controlling interests		-	-	-	-	-	-	-	-	-	(20)	(20)
Distribution to non-controlling interests		-	-	-	-	-	-	-	-	-	(177)	(177)
Dividends	37	-	-	-	-	-	-	-	(7,568)	(7,568)	-	(7,568)
Appropriations to statutory surplus reserve	26	-	-	-	1,875	-	-	-	(1,875)	-	-	-
Balance as at 31 December 2018		80,932	17,806	10,746	76,474	-	160	(727)	157,678	343,069	1,030	344,099
Change in accounting policy	2	-	-	-	(243)	-	-	-	(2,197)	(2,440)	(3)	(2,443)
Balance as at 1 January 2019, as restated		80,932	17,806	10,746	76,231	-	160	(727)	155,481	340,629	1,027	341,656
Profit for the year		-	-	-	-	-	-	-	20,517	20,517	195	20,712
Other comprehensive income for the year		-	-	-	-	-	455	102	-	557	-	557
Total comprehensive income for the year		-	-	-	-	-	455	102	20,517	21,074	195	21,269
Contribution from non-controlling interests		-	-	-	-	-	-	-	-	-	1,500	1,500
Acquisition of non-controlling interests		-	3	-	-	-	-	-	-	3	(11)	(8)
Distribution to non-controlling interests		-	-	-	-	-	-	-	-	-	(181)	(181)
Share of an associate's other changes in reserves		-	(305)	-	-	-	-	-	-	(305)	-	(305)
Dividends	37	-	-	-	-	-	-	-	(8,891)	(8,891)	-	(8,891)
Appropriations to statutory surplus reserve	26	-	-	-	1,812	-	-	-	(1,812)	-	-	-
Appropriations to general risk reserve of Finance Company	26	-	-	-	-	23	-	-	(23)	-	-	-
Balance as at 31 December 2019		80,932	17,504	10,746	78,043	23	615	(625)	165,272	352,510	2,530	355,040

The notes on pages 187 to 272 form part of these consolidated financial statements.

184

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2019 (Amounts in millions) 2019 2018 Notes RMB RMB Net cash from operating activities (a) 112,600 99,298 Cash flows used in investing activities Capital expenditure (82,853) (83,835) Purchase of investments (478) (328) Payments for right-of-use assets/lease prepayments (310) (20) Proceeds from disposal of property, plant and equipment 2,514 1,866 Proceeds from disposal of right-of-use assets/lease prepayments 115 45 Proceeds from disposal of investments 296 96 Net cash outflow from disposal of a subsidiary – (1) Purchase of short-term bank deposits (5,119) (7,726) Maturity of short-term bank deposits 8,621 3,949 Net cash used in investing activities (77,214) (85,954) Cash flows used in financing activities Repayments of principal of lease liabilities/finance lease obligations (10,699) (73) Proceeds from bank and other loans 103,315 97,829 Repayments of bank and other loans (120,107) (106,923) Payment of the acquisition price of the Eighth Acquisition (Note 1) – (87) Payment of dividends (8,891) (7,568) Distribution to non-controlling interests (181) (177) Payment for the acquisition of non-controlling interests (8) (119) Contribution from non-controlling interests 1,590 855 Reduction of capital by non-controlling interests – (20) Net deposits with Finance Company (b) 4,098 – Increase in statutory reserve deposits placed by Finance Company (b) (405) – Net cash used in financing activities (31,288) (16,283) Net increase/(decrease) in cash and cash equivalents 4,098 (2,939) Cash and cash equivalents at 1 January 16,666 19,410 Effect of changes in foreign exchange rate 27 195 Cash and cash equivalents at 31 December 20,791 16,666 The notes on pages 187 to 272 form part of these consolidated financial statements. China Telecom Corporation Limited Annual Report 2019 185CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2019 (Amounts in millions) 2019 2018 Notes RMB RMB Net cash from operating activities (a) 112,600 99,298 Cash flows used in investing activities Capital expenditure (82,853) (83,835) Purchase of investments (478) (328) Payments for right-of-use assets/lease prepayments (310) (20) Proceeds from disposal of property, plant and equipment 2,514 1,866 Proceeds from disposal of right-of-use assets/lease prepayments 115 45 Proceeds from disposal of investments 296 96 Net cash outflow from disposal of a subsidiary – (1) Purchase of short-term bank deposits (5,119) (7,726) Maturity of short-term bank deposits 8,621 3,949 Net cash used in investing activities (77,214) (85,954) Cash flows used in financing activities Repayments of principal of lease liabilities/finance lease obligations (10,699) (73) Proceeds from bank and other loans 103,315 97,829 Repayments of bank and other loans (120,107) (106,923) Payment of the acquisition price of the Eighth Acquisition (Note 1) – (87) Payment of dividends (8,891) (7,568) Distribution to non-controlling interests (181) (177) Payment for the acquisition of non-controlling interests (8) (119) Contribution from non-controlling interests 1,590 855 Reduction of capital by non-controlling interests – (20) Net deposits with Finance Company (b) 4,098 – Increase in statutory reserve deposits placed by Finance Company (b) (405) – Net cash used in financing activities (31,288) (16,283) Net increase/(decrease) in cash and cash equivalents 4,098 (2,939) Cash and cash equivalents at 1 January 16,666 19,410 Effect of changes in foreign exchange rate 27 195 Cash and cash equivalents at 31 December 20,791 16,666 The notes on pages 187 to 272 form part of these consolidated financial statements. China Telecom Corporation Limited Annual Report 2019 185

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2019 (Amounts in millions) (a) Reconciliation of profit before taxation to net cash from operating activities 2019 2018 RMB RMB Profit before taxation 27,034 28,148 Adjustment for: Depreciation and amortisation 88,145 75,493 Impairment losses for financial assets and other items, net of reversal 1,695 2,050 Write down of inventories, net of reversal 61 66 Investment income (30) (38) Income from investments in associates (1,573) (2,104) Interest income (492) (306) Interest expense 4,090 3,093 Net foreign exchange loss/(gain) 41 (79) Net loss on retirement and disposal of long-lived assets 2,710 1,757 Operating profit before changes in working capital 121,681 108,080 Increase in accounts receivable (2,601) (1,848) Decrease in contract assets 4 170 Decrease/(increase) in inventories 1,891 (622) Decrease/(increase) in prepayments and other current assets 1,134 (1,349) Decrease in other assets 414 271 Decrease in accounts payable (2,657) (3,181) Increase in accrued expenses and other payables 614 9,842 Decrease in contract liabilities (1,412) (6,414) Decrease in deferred revenues (90) (138) Cash generated from operations 118,978 104,811 Interest received 474 306 Interest paid (4,200) (3,094) Investment income received 133 34 Income tax paid (2,785) (2,759) Net cash from operating activities 112,600 99,298 (b) “Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on 8 January 2019, providing capital and financial management services to the member units of China Telecommunications Corporation. The notes on pages 187 to 272 form part of these consolidated financial statements. 186CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December 2019 (Amounts in millions) (a) Reconciliation of profit before taxation to net cash from operating activities 2019 2018 RMB RMB Profit before taxation 27,034 28,148 Adjustment for: Depreciation and amortisation 88,145 75,493 Impairment losses for financial assets and other items, net of reversal 1,695 2,050 Write down of inventories, net of reversal 61 66 Investment income (30) (38) Income from investments in associates (1,573) (2,104) Interest income (492) (306) Interest expense 4,090 3,093 Net foreign exchange loss/(gain) 41 (79) Net loss on retirement and disposal of long-lived assets 2,710 1,757 Operating profit before changes in working capital 121,681 108,080 Increase in accounts receivable (2,601) (1,848) Decrease in contract assets 4 170 Decrease/(increase) in inventories 1,891 (622) Decrease/(increase) in prepayments and other current assets 1,134 (1,349) Decrease in other assets 414 271 Decrease in accounts payable (2,657) (3,181) Increase in accrued expenses and other payables 614 9,842 Decrease in contract liabilities (1,412) (6,414) Decrease in deferred revenues (90) (138) Cash generated from operations 118,978 104,811 Interest received 474 306 Interest paid (4,200) (3,094) Investment income received 133 34 Income tax paid (2,785) (2,759) Net cash from operating activities 112,600 99,298 (b) “Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on 8 January 2019, providing capital and financial management services to the member units of China Telecommunications Corporation. The notes on pages 187 to 272 form part of these consolidated financial statements. 186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION Principal activities China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network services, Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulation. Organisation As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”). On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”). On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”). On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). China Telecom Corporation Limited Annual Report 2019 187NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION Principal activities China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network services, Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulation. Organisation As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”). On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”). On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”). On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). China Telecom Corporation Limited Annual Report 2019 187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued) Organisation (continued) On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd (“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013. On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd. (“Besttone Holding”), a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”). On 31 December 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”). On 31 October 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The final consideration for the disposal of the equity interest in E-store was arrived at RMB251 million, among which RMB249 million was received on 16 November 2017 and the remaining balance of RMB2 million was received in 2018. In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (currently known as Orange Insurance Agent Limited) (“Orange Insurance”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Orange Insurance (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The total final consideration of the Eighth Acquisition was paid by 30 June 2018. Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business, the Seventh Acquired Company and the Eighth Acquired Group are collectively referred to as the “Acquired Groups”. Basis of presentation Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity. 188NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued) Organisation (continued) On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd (“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013. On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd. (“Besttone Holding”), a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”). On 31 December 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”). On 31 October 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The final consideration for the disposal of the equity interest in E-store was arrived at RMB251 million, among which RMB249 million was received on 16 November 2017 and the remaining balance of RMB2 million was received in 2018. In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (currently known as Orange Insurance Agent Limited) (“Orange Insurance”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Orange Insurance (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The total final consideration of the Eighth Acquisition was paid by 30 June 2018. Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business, the Seventh Acquired Company and the Eighth Acquired Group are collectively referred to as the “Acquired Groups”. Basis of presentation Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity. 188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued) Merger with subsidiaries Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreement with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions. 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for the current year: IFRS 16, “Leases” IFRIC 23, “Uncertainty over Income Tax Treatments” Amendments to IFRS 9, “Prepayment Features with Negative Compensation” Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement” Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures” Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle” Except for IFRS 16, “Leases” (“IFRS 16”), the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements. The Group has not yet applied any new and revised standard that is not yet effective for the current year (Note 48). China Telecom Corporation Limited Annual Report 2019 189NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued) Merger with subsidiaries Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreement with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions. 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for the current year: IFRS 16, “Leases” IFRIC 23, “Uncertainty over Income Tax Treatments” Amendments to IFRS 9, “Prepayment Features with Negative Compensation” Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement” Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures” Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle” Except for IFRS 16, “Leases” (“IFRS 16”), the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements. The Group has not yet applied any new and revised standard that is not yet effective for the current year (Note 48). China Telecom Corporation Limited Annual Report 2019 189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” The Group has applied IFRS 16 for the first time in the current year. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations. Definition of a lease The Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease. Upon application of new definition of a lease, certain operating lease under IAS 17 does not fall into the definition of a lease under IFRS 16 as portion of the asset under such operating lease arrangement is not an identified asset. As a lessee The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. As at 1 January 2019, the Group recognised additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement dates, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions. Any cumulative effect at the date of initial application is recognised in the opening reserves and comparative information has not been restated. When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to all lease arrangements, on lease-by-lease basis, to the extent relevant to the respective lease contracts: i. elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application; ii. applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, discount rate for certain leases of telecommunications towers, buildings, equipment and other assets in mainland China was determined on a portfolio basis; and iii. used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options. 190NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” The Group has applied IFRS 16 for the first time in the current year. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations. Definition of a lease The Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease. Upon application of new definition of a lease, certain operating lease under IAS 17 does not fall into the definition of a lease under IFRS 16 as portion of the asset under such operating lease arrangement is not an identified asset. As a lessee The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. As at 1 January 2019, the Group recognised additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement dates, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions. Any cumulative effect at the date of initial application is recognised in the opening reserves and comparative information has not been restated. When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to all lease arrangements, on lease-by-lease basis, to the extent relevant to the respective lease contracts: i. elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application; ii. applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, discount rate for certain leases of telecommunications towers, buildings, equipment and other assets in mainland China was determined on a portfolio basis; and iii. used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options. 190

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” (continued) As a lessee (continued) When recognising the lease liabilities for operating leases, the Group has applied incremental borrowing rates of the relevant lessees at the date of initial application. The weighted average lessee’s incremental borrowing rate applied is 3.6%. At 1 January 2019 RMB millions Operating lease commitments disclosed as at 31 December 2018 65,805 Less: Recognition exemption – short-term leases (684) Recognition exemption – low-value assets (85) Variable lease payments not depending on an index or a rate (12,265) Reassessment on definition of a lease and change in allocation basis between lease and non-lease components (2,852) 49,919 Less: Total future interest expenses (4,271) Lease liabilities relating to operating leases recognised upon application of IFRS 16 45,648 Add: Finance lease obligations recognised at 31 December 2018 216 Lease liabilities as at 1 January 2019 45,864 Analysed as Current 10,260 Non-current 35,604 China Telecom Corporation Limited Annual Report 2019 191NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” (continued) As a lessee (continued) When recognising the lease liabilities for operating leases, the Group has applied incremental borrowing rates of the relevant lessees at the date of initial application. The weighted average lessee’s incremental borrowing rate applied is 3.6%. At 1 January 2019 RMB millions Operating lease commitments disclosed as at 31 December 2018 65,805 Less: Recognition exemption – short-term leases (684) Recognition exemption – low-value assets (85) Variable lease payments not depending on an index or a rate (12,265) Reassessment on definition of a lease and change in allocation basis between lease and non-lease components (2,852) 49,919 Less: Total future interest expenses (4,271) Lease liabilities relating to operating leases recognised upon application of IFRS 16 45,648 Add: Finance lease obligations recognised at 31 December 2018 216 Lease liabilities as at 1 January 2019 45,864 Analysed as Current 10,260 Non-current 35,604 China Telecom Corporation Limited Annual Report 2019 191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” (continued) As a lessee (continued) The carrying amount of right-of-use assets as at 1 January 2019 comprises the following: Right-of-use assets Note RMB millions Right-of-use assets relating to operating leases recognised upon application of IFRS 16 43,956 Reclassified from lease prepayments (a) 21,568 65,524 Note: (a) Upon application of IFRS 16, lease prepayments amounting to RMB21,568 million were reclassified to right-of-use assets on the date of initial application. As a lessor In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated. Effective on 1 January 2019, the Group has applied IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to allocate consideration in the contract to each lease and non-lease components. The change in allocation basis has had no material impact on the consolidated financial statements of the Group for the current year. Interests in associates The net effects arising from the initial application of IFRS 16 resulted in a decrease in the carrying amounts of interests in associates of RMB263 million with corresponding adjustments to opening reserves. 192NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND INTERPRETATION (continued) IFRS 16, “Leases” (continued) As a lessee (continued) The carrying amount of right-of-use assets as at 1 January 2019 comprises the following: Right-of-use assets Note RMB millions Right-of-use assets relating to operating leases recognised upon application of IFRS 16 43,956 Reclassified from lease prepayments (a) 21,568 65,524 Note: (a) Upon application of IFRS 16, lease prepayments amounting to RMB21,568 million were reclassified to right-of-use assets on the date of initial application. As a lessor In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated. Effective on 1 January 2019, the Group has applied IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to allocate consideration in the contract to each lease and non-lease components. The change in allocation basis has had no material impact on the consolidated financial statements of the Group for the current year. Interests in associates The net effects arising from the initial application of IFRS 16 resulted in a decrease in the carrying amounts of interests in associates of RMB263 million with corresponding adjustments to opening reserves. 192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

2. APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND INTERPRETATION (continued)

IFRS 16, *"Leases"* (continued)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

	Note	Carrying amounts previously reported at 31 December 2018 RMB millions	Adjustments RMB millions	Carrying amounts under IFRS 16 at 1 January 2019 RMB millions
Non-current assets				
Right-of-use assets		–	65,524	65,524
Lease prepayments	(a)	21,568	(21,568)	–
Interests in associates		38,051	(263)	37,788
Deferred tax assets		6,544	676	7,220
Other assets		4,840	(746)	4,094
Current assets				
Prepayments and other current assets		23,619	(518)	23,101
Current liabilities				
Accounts payable		107,887	(100)	107,787
Current portion of lease liabilities		–	10,260	10,260
Current portion of finance lease obligations		101	(101)	–
Non-current liabilities				
Lease liabilities		–	35,604	35,604
Finance lease obligations		115	(115)	–
Equity				
Total equity attributable to equity holders of the Company		343,069	(2,440)	340,629
Non-controlling interests		1,030	(3)	1,027

China Telecom Corporation Limited Annual Report 2019 193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB. The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). The consolidated financial statements of the Group have been prepared on a going concern basis. The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments measured at fair value (Note 3(j)). The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 47. (b) Basis of consolidation The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns. When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered. 194NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB. The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). The consolidated financial statements of the Group have been prepared on a going concern basis. The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments measured at fair value (Note 3(j)). The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 47. (b) Basis of consolidation The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns. When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered. 194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (b) Basis of consolidation (continued) The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, other than business combination under common control, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture. An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition- date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset. All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. China Telecom Corporation Limited Annual Report 2019 195NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (b) Basis of consolidation (continued) The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, other than business combination under common control, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture. An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition- date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset. All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. China Telecom Corporation Limited Annual Report 2019 195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (c) Foreign currencies The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 3(e)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised. When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve. (d) Property, plant and equipment Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(h)). The cost of an asset comprises its purchase price, any costs directly attributable to bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred. Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal. Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows: Depreciable lives primarily range from Buildings and improvements 8 to 30 years Telecommunications network plant and equipment 5 to 10 years Furniture, fixture, motor vehicles and other equipment 5 to 10 years Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually. 196NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (c) Foreign currencies The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 3(e)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised. When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve. (d) Property, plant and equipment Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(h)). The cost of an asset comprises its purchase price, any costs directly attributable to bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred. Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal. Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows: Depreciable lives primarily range from Buildings and improvements 8 to 30 years Telecommunications network plant and equipment 5 to 10 years Furniture, fixture, motor vehicles and other equipment 5 to 10 years Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually. 196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (e) Construction in progress Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(h)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress. (f) Goodwill Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 7) acquisition. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash- generating units and is tested annually for impairment (Note 3(h)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal. (g) Intangible assets The Group’s intangible assets are primarily software. Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 3(h)). Amortisation of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years. (h) Impairment of goodwill and long-lived assets The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, right-of- use assets, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end. Before the Group recognises an impairment loss for assets capitalised as contract costs under IFRS 15, the Group assesses and recognises any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalised as contract costs is recognised to the extent the carrying amounts exceeds the remaining amount of consideration that the Group expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognised as expenses. The assets capitalised as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit. China Telecom Corporation Limited Annual Report 2019 197NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (e) Construction in progress Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(h)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress. (f) Goodwill Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 7) acquisition. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash- generating units and is tested annually for impairment (Note 3(h)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal. (g) Intangible assets The Group’s intangible assets are primarily software. Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 3(h)). Amortisation of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years. (h) Impairment of goodwill and long-lived assets The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, right-of- use assets, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end. Before the Group recognises an impairment loss for assets capitalised as contract costs under IFRS 15, the Group assesses and recognises any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalised as contract costs is recognised to the extent the carrying amounts exceeds the remaining amount of consideration that the Group expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognised as expenses. The assets capitalised as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash-generating unit. China Telecom Corporation Limited Annual Report 2019 197

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (h) Impairment of goodwill and long-lived assets (continued) The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. The recoverable amount of a tangible and an intangible asset is estimated individually. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write- down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss. (i) Inventories Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence. Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses. 198NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (h) Impairment of goodwill and long-lived assets (continued) The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. The recoverable amount of a tangible and an intangible asset is estimated individually. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write- down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss. (i) Inventories Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence. Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses. 198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets Classification and subsequent measurement of financial assets (i) Financial assets measured subsequently at amortised cost Financial assets that meet the following conditions are subsequently measured at amortised cost: • the financial asset is held within a business model whose objective is to collect contractual cash flows; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit- impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired. China Telecom Corporation Limited Annual Report 2019 199NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets Classification and subsequent measurement of financial assets (i) Financial assets measured subsequently at amortised cost Financial assets that meet the following conditions are subsequently measured at amortised cost: • the financial asset is held within a business model whose objective is to collect contractual cash flows; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit- impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired. China Telecom Corporation Limited Annual Report 2019 199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Classification and subsequent measurement of financial assets (continued) (ii) Equity instruments designated as at fair value through other comprehensive income (“FVTOCI”) At the date of initial application of IFRS 9/initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings. Dividend from these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the “investment income” line item in profit or loss. (iii) Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI or designated as FVTOCI are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the “investment income” line item. Impairment of financial assets and other items subject to impairment assessment under IFRS 9 The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including accounts receivable and financial assets included in prepayments and other current assets) and other item (contract assets) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. 200NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Classification and subsequent measurement of financial assets (continued) (ii) Equity instruments designated as at fair value through other comprehensive income (“FVTOCI”) At the date of initial application of IFRS 9/initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings. Dividend from these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the “investment income” line item in profit or loss. (iii) Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI or designated as FVTOCI are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the “investment income” line item. Impairment of financial assets and other items subject to impairment assessment under IFRS 9 The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including accounts receivable and financial assets included in prepayments and other current assets) and other item (contract assets) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. 200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) The Group always recognises lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances or credit-impaired debtors, and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from enterprise customers. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition. (i) Significant increase in credit risk In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly: • failure to make payments of principal or interest on their contractually due dates; • an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available); • an actual or expected significant deterioration in the operating results of the debtor; and • existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group. (ii) Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group). China Telecom Corporation Limited Annual Report 2019 201NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) The Group always recognises lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances or credit-impaired debtors, and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from enterprise customers. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition. (i) Significant increase in credit risk In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly: • failure to make payments of principal or interest on their contractually due dates; • an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available); • an actual or expected significant deterioration in the operating results of the debtor; and • existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group. (ii) Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group). China Telecom Corporation Limited Annual Report 2019 201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) (iii) Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: • significant financial difficulty of the issuer or the borrower; • a breach of contract, such as a default or past due event; • the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; • it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or • the disappearance of an active market for that financial asset because of financial difficulties. (iv) Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. A write-off constitutes a derecognition event. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries are recognised in profit or loss. (v) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on the historical data adjusted by forward- looking information. Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition. 202NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) (iii) Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: • significant financial difficulty of the issuer or the borrower; • a breach of contract, such as a default or past due event; • the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; • it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or • the disappearance of an active market for that financial asset because of financial difficulties. (iv) Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. A write-off constitutes a derecognition event. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries are recognised in profit or loss. (v) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on the historical data adjusted by forward- looking information. Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition. 202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) (v) Measurement and recognition of ECL (continued) Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not be available, the financial instruments are grouped on the following basis: • Nature of financial instruments (i.e. the Group’s accounts receivable and financial assets included in prepayments and other current assets are each assessed as a separate group); • Past-due status; • Nature, size and industry of debtors; and • External credit ratings where available. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. The Group recognises an impairment gain or loss in profit or loss for all financial instruments measured at amortised cost by adjusting their carrying amount, with the exception of accounts receivable and other receivables where the corresponding adjustment is recognised through a loss allowance account. Derecognition of financial assets The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss. On derecognition of an investment in equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in other reserves is not reclassified to profit or loss, but is transferred to retained earnings. China Telecom Corporation Limited Annual Report 2019 203NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial assets (continued) Impairment of financial assets and other items subject to impairment assessment under IFRS 9 (continued) (v) Measurement and recognition of ECL (continued) Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not be available, the financial instruments are grouped on the following basis: • Nature of financial instruments (i.e. the Group’s accounts receivable and financial assets included in prepayments and other current assets are each assessed as a separate group); • Past-due status; • Nature, size and industry of debtors; and • External credit ratings where available. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. The Group recognises an impairment gain or loss in profit or loss for all financial instruments measured at amortised cost by adjusting their carrying amount, with the exception of accounts receivable and other receivables where the corresponding adjustment is recognised through a loss allowance account. Derecognition of financial assets The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss. On derecognition of an investment in equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in other reserves is not reclassified to profit or loss, but is transferred to retained earnings. China Telecom Corporation Limited Annual Report 2019 203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial liabilities and equity Classification as debt or equity Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs. Financial liabilities All financial liabilities are subsequently measured at amortised cost using the effective interest method. Financial liabilities including short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables are subsequently measured at amortised cost, using the effective interest method. Offsetting a financial asset and a financial liability A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. (k) Cash and cash equivalents Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal. 204NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Financial instruments (continued) Financial liabilities and equity Classification as debt or equity Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs. Financial liabilities All financial liabilities are subsequently measured at amortised cost using the effective interest method. Financial liabilities including short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables are subsequently measured at amortised cost, using the effective interest method. Offsetting a financial asset and a financial liability A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. (k) Cash and cash equivalents Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal. 204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers The Group recognises revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same. Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met: • the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; • the Group’s performance creates and enhances an asset that the customer controls as the Groups performs; or • the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. As such, revenues from contracts with customers of telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are generally recognised over time during which the services are provided to customers. Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognise at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers. A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer but the right is conditioned on the Group’s future performance. A contract asset is transferred to accounts receivable when the right becomes unconditional. A contract asset is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. When the Group receives an advance payment before the performance obligation is satisfied, this will give rise to a contract liability, until the operating revenues recognised on the relevant contract exceed the amount of the advance payment. A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis. China Telecom Corporation Limited Annual Report 2019 205NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers The Group recognises revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same. Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met: • the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; • the Group’s performance creates and enhances an asset that the customer controls as the Groups performs; or • the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. As such, revenues from contracts with customers of telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are generally recognised over time during which the services are provided to customers. Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognise at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers. A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer but the right is conditioned on the Group’s future performance. A contract asset is transferred to accounts receivable when the right becomes unconditional. A contract asset is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. When the Group receives an advance payment before the performance obligation is satisfied, this will give rise to a contract liability, until the operating revenues recognised on the relevant contract exceed the amount of the advance payment. A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis. China Telecom Corporation Limited Annual Report 2019 205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers (continued) Contracts with multiple performance obligations (including allocation of transaction price) For contracts that contain more than one performance obligations, such as the Group’s direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand- alone selling price basis. The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group estimates it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation The progress towards complete satisfaction of a performance obligation is generally measured based on output method, which is to recognise revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract. Principal versus agent When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Group is an agent). The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Group does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. 206NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers (continued) Contracts with multiple performance obligations (including allocation of transaction price) For contracts that contain more than one performance obligations, such as the Group’s direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand- alone selling price basis. The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group estimates it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation The progress towards complete satisfaction of a performance obligation is generally measured based on output method, which is to recognise revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract. Principal versus agent When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Group is an agent). The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Group does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. 206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers (continued) Consideration payable to a customer Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated. Certain subsidies payable to third party agent incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, are qualified as consideration payable to a customer and accounted for as a reduction of operating revenues. Incremental costs of obtaining a contract Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Certain commissions incurred by the Group paid or payable to third party agents, whose selling activities resulted in customers entering into sale agreements for the Group’s telecommunications service, are qualified as incremental costs. The Group recognises such costs as an asset, included in other assets, if it expects to recover these costs. The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The Group applies the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortised to profit or loss within one year. Costs to fulfil a contract When the Group incurs costs to fulfil a contract, it first assesses whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which it recognises an asset for these costs only if they meet all of the following criteria: • the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify; • the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and • the costs are expected to be recovered. The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The asset is subject to impairment review. China Telecom Corporation Limited Annual Report 2019 207NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (l) Revenue from contract with customers (continued) Consideration payable to a customer Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated. Certain subsidies payable to third party agent incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, are qualified as consideration payable to a customer and accounted for as a reduction of operating revenues. Incremental costs of obtaining a contract Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Certain commissions incurred by the Group paid or payable to third party agents, whose selling activities resulted in customers entering into sale agreements for the Group’s telecommunications service, are qualified as incremental costs. The Group recognises such costs as an asset, included in other assets, if it expects to recover these costs. The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The Group applies the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortised to profit or loss within one year. Costs to fulfil a contract When the Group incurs costs to fulfil a contract, it first assesses whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which it recognises an asset for these costs only if they meet all of the following criteria: • the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify; • the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and • the costs are expected to be recovered. The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. The asset is subject to impairment review. China Telecom Corporation Limited Annual Report 2019 207

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases Definition of a lease (upon application of IFRS 16 in accordance with transitions in note 2) A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed. The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio. Allocation of consideration to components of a contract For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non- lease components. Short-term leases and leases of low-value assets The Group applies the short-term lease recognition exemption to leases of buildings, equipment and other assets that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term. Right-of-use assets The cost of right-of-use asset includes: • the amount of the initial measurement of the lease liability; • any lease payments made at or before the commencement date, less any lease incentives received; • any initial direct costs incurred by the lessee; and • an estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. 208NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases Definition of a lease (upon application of IFRS 16 in accordance with transitions in note 2) A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed. The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio. Allocation of consideration to components of a contract For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non- lease components. Short-term leases and leases of low-value assets The Group applies the short-term lease recognition exemption to leases of buildings, equipment and other assets that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term. Right-of-use assets The cost of right-of-use asset includes: • the amount of the initial measurement of the lease liability; • any lease payments made at or before the commencement date, less any lease incentives received; • any initial direct costs incurred by the lessee; and • an estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. 208

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) Right-of-use assets (continued) Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position. Lease liabilities At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The lease payments include: • fixed payments (including in-substance fixed payments) less any lease incentives receivable; • variable lease payments that depend on an index or a rate; • the exercise price of a purchase option reasonably certain to be exercised by the Group; and • payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease. Variable lease payments that depend on an index or a rate are initially measured using the index or rate as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs. After the commencement date, lease liabilities are adjusted by interest accretion and lease payments. China Telecom Corporation Limited Annual Report 2019 209NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) Right-of-use assets (continued) Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position. Lease liabilities At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The lease payments include: • fixed payments (including in-substance fixed payments) less any lease incentives receivable; • variable lease payments that depend on an index or a rate; • the exercise price of a purchase option reasonably certain to be exercised by the Group; and • payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease. Variable lease payments that depend on an index or a rate are initially measured using the index or rate as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs. After the commencement date, lease liabilities are adjusted by interest accretion and lease payments. China Telecom Corporation Limited Annual Report 2019 209

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) Lease liabilities (continued) The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever: • the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of assessment. • the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate. Lease modifications The Group accounts for a lease modification as a separate lease if: • the modification increases the scope of the lease by adding the right to use one or more underlying assets; and • the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. 210NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) Lease liabilities (continued) The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever: • the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of assessment. • the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate. Lease modifications The Group accounts for a lease modification as a separate lease if: • the modification increases the scope of the lease by adding the right to use one or more underlying assets; and • the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. 210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) The Group as lessee (prior to 1 January 2019) Assets acquired under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years. The Group as a lessor Classification and measurement of leases Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Amounts due from lessees under finance leases are recognised as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs (other than those incurred by manufacturer or dealer lessors) are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases. Rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognised as an expense on a straight- line basis over the lease term. Upon application of IFRS 16 on 1 January 2019, variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognised on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognised as income when they arise. China Telecom Corporation Limited Annual Report 2019 211NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessee (upon application of IFRS 16 in accordance with transitions in note 2) (continued) The Group as lessee (prior to 1 January 2019) Assets acquired under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years. The Group as a lessor Classification and measurement of leases Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Amounts due from lessees under finance leases are recognised as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs (other than those incurred by manufacturer or dealer lessors) are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases. Rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognised as an expense on a straight- line basis over the lease term. Upon application of IFRS 16 on 1 January 2019, variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognised on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognised as income when they arise. China Telecom Corporation Limited Annual Report 2019 211

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessor (upon application of IFRS 16 in accordance with transitions in note 2) Allocation of consideration to components of a contract When a contract includes both leases and non-lease components, the Group applies IFRS 15 to allocate consideration in a contract to lease and non-lease components. Non-lease components are separated from lease component on the basis of their relative stand-alone selling prices. Refundable rental deposits Refundable rental deposits received are accounted under IFRS 9, “Financial Instruments” and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees. Sublease When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. Lease modification The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease. (n) Net finance costs Net finance costs comprise interest income on bank deposits, interest costs on borrowings, interest expense on lease liabilities and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method. Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use. 212NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Leases (continued) The Group as a lessor (upon application of IFRS 16 in accordance with transitions in note 2) Allocation of consideration to components of a contract When a contract includes both leases and non-lease components, the Group applies IFRS 15 to allocate consideration in a contract to lease and non-lease components. Non-lease components are separated from lease component on the basis of their relative stand-alone selling prices. Refundable rental deposits Refundable rental deposits received are accounted under IFRS 9, “Financial Instruments” and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees. Sublease When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. Lease modification The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease. (n) Net finance costs Net finance costs comprise interest income on bank deposits, interest costs on borrowings, interest expense on lease liabilities and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method. Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use. 212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (o) Research and development expense Research and development expenditure is expensed as incurred. For the year ended 31 December 2019, research and development expense was RMB2,105 million (2018: RMB1,341 million). In addition, research and development related personnel expenses and depreciation for the year ended 31 December 2019 amounted to RMB1,950 million (2018: RMB1,327 million) and RMB141 million (2018: RMB110 million), respectively. (p) Employee benefits The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 45. Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 46. (q) Government grants The Group’s government grants are mainly related to the government loans with below-market rate of interest. Government grants shall only be recognised until there is reasonable assurance that: • the Group will comply with all the conditions attaching to them; and • the grants will be received. Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred. Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets. China Telecom Corporation Limited Annual Report 2019 213NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (o) Research and development expense Research and development expenditure is expensed as incurred. For the year ended 31 December 2019, research and development expense was RMB2,105 million (2018: RMB1,341 million). In addition, research and development related personnel expenses and depreciation for the year ended 31 December 2019 amounted to RMB1,950 million (2018: RMB1,327 million) and RMB141 million (2018: RMB110 million), respectively. (p) Employee benefits The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 45. Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 46. (q) Government grants The Group’s government grants are mainly related to the government loans with below-market rate of interest. Government grants shall only be recognised until there is reasonable assurance that: • the Group will comply with all the conditions attaching to them; and • the grants will be received. Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred. Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets. China Telecom Corporation Limited Annual Report 2019 213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (r) Provisions and contingent liabilities A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. (s) Value-added tax (“VAT”) Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 9% since 1 April 2019, 10% between 1 May 2018 and 1 April 2019, or 11% before 1 May 2018, while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 13% since 1 April 2019, 16% between 1 May 2018 and 1 April 2019, or 17% before 1 May 2018. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 13% since 1 April 2019, 3% to 16% between 1 May 2018 and 1 April 2019, or 3% to 17% before 1 May 2018. Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position. 214NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (r) Provisions and contingent liabilities A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. (s) Value-added tax (“VAT”) Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 9% since 1 April 2019, 10% between 1 May 2018 and 1 April 2019, or 11% before 1 May 2018, while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 13% since 1 April 2019, 16% between 1 May 2018 and 1 April 2019, or 17% before 1 May 2018. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 13% since 1 April 2019, 3% to 16% between 1 May 2018 and 1 April 2019, or 3% to 17% before 1 May 2018. Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position. 214

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (t) Income tax Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. For the purposes of measuring deferred tax for leasing transactions in which the Group recognises the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities. The tax deductions of the Group’s leasing transactions are attributable to the lease liabilities. The Group applies IAS 12, “Income Taxes” requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences. (u) Dividends Dividends are recognised as a liability in the period in which they are declared. China Telecom Corporation Limited Annual Report 2019 215NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (t) Income tax Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. For the purposes of measuring deferred tax for leasing transactions in which the Group recognises the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities. The tax deductions of the Group’s leasing transactions are attributable to the lease liabilities. The Group applies IAS 12, “Income Taxes” requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences. (u) Dividends Dividends are recognised as a liability in the period in which they are declared. China Telecom Corporation Limited Annual Report 2019 215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (v) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others); (ii) The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member); (iii) The entity and the Group are joint ventures of the same third party; (iv) The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity; (v) The entity is controlled or jointly controlled by a person identified in (a); (vi) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. (w) Segmental reporting An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues. 216NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 3. SIGNIFICANT ACCOUNTING POLICIES (continued) (v) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others); (ii) The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member); (iii) The entity and the Group are joint ventures of the same third party; (iv) The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity; (v) The entity is controlled or jointly controlled by a person identified in (a); (vi) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. (w) Segmental reporting An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues. 216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

4. PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:				
Balance at 1 January 2018	101,332	842,473	30,585	974,390
Additions	712	512	306	1,530
Transferred from construction in progress	1,454	71,704	1,721	74,879
Retirement and disposal	(860)	(59,822)	(1,636)	(62,318)
Reclassification	(97)	(485)	582	–
Balance at 31 December 2018	102,541	854,382	31,558	988,481
Additions	**554**	**274**	**277**	**1,105**
Transferred from construction in progress	**2,060**	**74,157**	**1,644**	**77,861**
Retirement and disposal	**(751)**	**(62,560)**	**(2,419)**	**(65,730)**
Reclassification	**(39)**	**(536)**	**575**	**–**
Balance at 31 December 2019	**104,365**	**865,717**	**31,635**	**1,001,717**
Accumulated depreciation and impairment:				
Balance at 1 January 2018	(54,706)	(491,066)	(22,361)	(568,133)
Depreciation charge for the year	(4,370)	(63,878)	(2,135)	(70,383)
Written back on retirement and disposal	750	55,519	1,561	57,830
Reclassification	26	439	(465)	–
Balance at 31 December 2018	(58,300)	(498,986)	(23,400)	(580,686)
Depreciation charge for the year	**(4,185)**	**(64,672)**	**(2,101)**	**(70,958)**
Written back on retirement and disposal	**681**	**56,943**	**2,311**	**59,935**
Reclassification	**19**	**358**	**(377)**	**–**
Balance at 31 December 2019	**(61,785)**	**(506,357)**	**(23,567)**	**(591,709)**
Net book value at 31 December 2019	**42,580**	**359,360**	**8,068**	**410,008**
Net book value at 31 December 2018	44,241	355,396	8,158	407,795

China Telecom Corporation Limited **Annual Report 2019** 217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 5. CONSTRUCTION IN PROGRESS RMB millions Balance at 1 January 2018 73,106 Additions 74,457 Transferred to property, plant and equipment (74,879) Transferred to intangible assets (6,040) Balance at 31 December 2018 66,644 Additions 76,870 Transferred to property, plant and equipment (77,861) Transferred to intangible assets (6,447) Balance at 31 December 2019 59,206 218NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 5. CONSTRUCTION IN PROGRESS RMB millions Balance at 1 January 2018 73,106 Additions 74,457 Transferred to property, plant and equipment (74,879) Transferred to intangible assets (6,040) Balance at 31 December 2018 66,644 Additions 76,870 Transferred to property, plant and equipment (77,861) Transferred to intangible assets (6,447) Balance at 31 December 2019 59,206 218

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

6. RIGHT-OF-USE ASSETS

	Leasehold lands RMB millions	Buildings RMB millions	Telecommunications towers and related assets RMB millions	Equipment RMB millions	Others RMB millions	Total RMB millions
As at 1 January 2019						
Carrying amount	21,568	7,079	27,354	9,311	212	65,524
As at 31 December 2019						
Carrying amount	20,952	8,289	23,740	8,361	207	61,549
For the year ended 31 December 2019						
Depreciation charge	732	2,968	6,966	1,612	65	12,343

For the year ended 31 December 2019, expenses relating to short-term leases and other leases with lease terms ended within 12 months of the date of initial application of IFRS 16 amounting to RMB939 million, expenses relating to leases of low value assets (excluding short-term leases of low value assets) amounting to RMB45 million and variable lease payments not included in the measurement of lease liabilities amounting to RMB4,640 million, are recognized in profit or loss.

For the year ended 31 December 2019, total cash outflow for leases is RMB18,240 million, and additions to right-of-use assets are RMB9,172 million.

The Group leases telecommunications towers and related assets, land and buildings, equipment and other assets for its operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

As at 31 December 2019, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above in this note.

China Telecom Corporation Limited Annual Report 2019 219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

7. GOODWILL

	31 December	
	2019	2018
	RMB millions	RMB millions
Cost:		
Goodwill arising from acquisition of CDMA business	**29,923**	29,922

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the "CDMA business") from China Unicom Limited and China Unicom Corporation Limited (collectively "China Unicom"). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business's workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group's telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group's telecommunications business. The recoverable amount of the Group's telecommunications business is estimated based on the value in use model, which considers the Group's financial budgets covering a five-year period and a pre-tax discount rate of 9.2% (2018: 9.4%). Cash flows beyond the five-year period are extrapolated using a steady 1.5% growth rate (2018: 1.5%). Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 8. INTANGIBLE ASSETS Software RMB millions Cost: Balance at 1 January 2018 34,550 Additions 269 Transferred from construction in progress 6,040 Disposals (3,545) Balance at 31 December 2018 37,314 Additions 624 Transferred from construction in progress 6,447 Disposals (591) Balance at 31 December 2019 43,794 Accumulated amortisation and impairment: Balance at 1 January 2018 (22,159) Amortisation charge for the year (4,366) Written back on disposals 3,372 Balance at 31 December 2018 (23,153) Amortisation charge for the year (4,844) Written back on disposals 552 Balance at 31 December 2019 (27,445) Net book value at 31 December 2019 16,349 Net book value at 31 December 2018 14,161 China Telecom Corporation Limited Annual Report 2019 221NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 8. INTANGIBLE ASSETS Software RMB millions Cost: Balance at 1 January 2018 34,550 Additions 269 Transferred from construction in progress 6,040 Disposals (3,545) Balance at 31 December 2018 37,314 Additions 624 Transferred from construction in progress 6,447 Disposals (591) Balance at 31 December 2019 43,794 Accumulated amortisation and impairment: Balance at 1 January 2018 (22,159) Amortisation charge for the year (4,366) Written back on disposals 3,372 Balance at 31 December 2018 (23,153) Amortisation charge for the year (4,844) Written back on disposals 552 Balance at 31 December 2019 (27,445) Net book value at 31 December 2019 16,349 Net book value at 31 December 2018 14,161 China Telecom Corporation Limited Annual Report 2019 221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

9. INVESTMENTS IN SUBSIDIARIES

Details of the Company's subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2019 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/issued capital (in RMB million unless otherwise stated)	Principal activity
China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC	542	Provision of system integration and consulting services
China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of telecommunications services
China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$43 million	Provision of telecommunications services
China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC	350	Provision of Best Tone information services
China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services
Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC	500	Sales of telecommunications terminals
China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$1,000,001	Provision of international value-added network services
E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC	635	Provision of e-commerce services
Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC	91	Provision of telecommunications services
China Telecom (Australia) Pty Limited	Limited Company	10 January 2011	Australia	AUD1 million	Provision of international value-added network services

222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

9. INVESTMENTS IN SUBSIDIARIES (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/issued capital (in RMB million unless otherwise stated)	Principal activity
China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW500 million	Provision of international value-added network services
China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	MYR3,723,500	Provision of international value-added network services
China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND10,500 million	Provision of international value-added network services
iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC	250	Provision of music production and related information services
China Telecom (Europe) Limited	Limited Company	2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of telecommunications services
Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC	11	Provision of instant messenger service
Tianyi Capital Holding Co., Ltd.	Limited Company	30 November 2017	PRC	5,000	Capital investment and provision of consulting services
China Telecom Leasing Corporation Limited	Limited Company	30 November 2018	PRC	5,000	Provision of finance lease service
China Telecom Group Finance Co., Ltd ("Finance Company")	Limited Company	8 January 2019	PRC	5,000	Provision of capital and financial management services

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, E-surfing Pay Co., Ltd, which is 78.74% owned by the Company and Finance Company, which is 70% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest. None of the subsidiaries had issued any debt securities at the end of the year.

China Telecom Corporation Limited Annual Report 2019 223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

10. INTERESTS IN ASSOCIATES

	31 December	
	2019	2018
	RMB millions	RMB millions
Cost of investment in associates	**37,173**	36,933
Share of post-acquisition changes in net assets	**2,019**	1,118
	39,192	38,051
Fair value of listed investments	**55,601**	46,797

The Group's interests in associates are accounted for under the equity method. Details of the Group's principal associates are as follows:

Name of company	**Attributable equity interest**	**Principal activities**
China Tower Corporation Limited (Note (i))	20.5%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation (Note (ii))	24.0%	Provision of information technology consultancy services

Notes:

(i) China Tower Corporation Limited ("China Tower") is established and operated in the PRC, and listed on the Main Board of The Stock Exchange of Hong Kong Limited on 8 August 2018. Income from investments in associates for the year ended 31 December 2018 includes: (a) a one-off gain amounting to RMB1,170 million arising from the dilution of the Company's share in China Tower in respect of China Tower's listing, including those released from the deferred gain from the disposal of telecommunications towers and related assets (the "Tower Assets Disposal"); and (b) share of profits of associates.

(ii) Shanghai Information Investment Incorporation ("Shanghai Info-investment") is established and operated in the PRC and is not traded on any stock exchange.

224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 10. INTERESTS IN ASSOCIATES (continued) Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below: China Tower 31 December 2019 2018 RMB millions RMB millions Current assets 40,995 31,799 Non-current assets 297,072 283,565 Current liabilities 128,364 114,759 Non-current liabilities 27,142 20,103 2019 2018 RMB millions RMB millions Operating revenues 76,428 71,819 Profit for the year 5,221 2,650 Other comprehensive income for the year – – Total comprehensive income for the year 5,221 2,650 Dividend received from the associate 81 – Reconcile to the Group’s interests in the associate: 31 December 2019 2018 RMB millions RMB millions Net assets of the associate 182,561 180,502 Non-controlling interests of the associate (2) – The Group’s effective interest in the associate 20.5% 20.5% The Group’s share of net assets of the associate 37,425 37,003 Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal (865) (1,013) Carrying amount of the interest in the associate in the consolidated financial statements of the Group 36,560 35,990 China Telecom Corporation Limited Annual Report 2019 225NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 10. INTERESTS IN ASSOCIATES (continued) Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below: China Tower 31 December 2019 2018 RMB millions RMB millions Current assets 40,995 31,799 Non-current assets 297,072 283,565 Current liabilities 128,364 114,759 Non-current liabilities 27,142 20,103 2019 2018 RMB millions RMB millions Operating revenues 76,428 71,819 Profit for the year 5,221 2,650 Other comprehensive income for the year – – Total comprehensive income for the year 5,221 2,650 Dividend received from the associate 81 – Reconcile to the Group’s interests in the associate: 31 December 2019 2018 RMB millions RMB millions Net assets of the associate 182,561 180,502 Non-controlling interests of the associate (2) – The Group’s effective interest in the associate 20.5% 20.5% The Group’s share of net assets of the associate 37,425 37,003 Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal (865) (1,013) Carrying amount of the interest in the associate in the consolidated financial statements of the Group 36,560 35,990 China Telecom Corporation Limited Annual Report 2019 225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 10. INTERESTS IN ASSOCIATES (continued) Shanghai Info-investment 31 December 2019 2018 RMB millions RMB millions Current assets 4,292 7,181 Non-current assets 5,203 8,592 Current liabilities 2,494 6,615 Non-current liabilities 787 1,985 2019 2018 RMB millions RMB millions Operating revenues 3,214 4,337 Profit for the year 1,158 586 Other comprehensive income for the year (7) (29) Total comprehensive income for the year 1,151 557 Dividend received from the associate 9 9 Reconcile to the Group’s interests in the associate: 31 December 2019 2018 RMB millions RMB millions Net assets of the associate 6,214 7,173 Non-controlling interests of the associate (144) (2,180) The Group’s effective interest in the associate 24.0% 24.0% The Group’s share of net assets of the associate 1,457 1,198 Carrying amount of the interest in the associate in the consolidated financial statements of the Group 1,457 1,198 226NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 10. INTERESTS IN ASSOCIATES (continued) Shanghai Info-investment 31 December 2019 2018 RMB millions RMB millions Current assets 4,292 7,181 Non-current assets 5,203 8,592 Current liabilities 2,494 6,615 Non-current liabilities 787 1,985 2019 2018 RMB millions RMB millions Operating revenues 3,214 4,337 Profit for the year 1,158 586 Other comprehensive income for the year (7) (29) Total comprehensive income for the year 1,151 557 Dividend received from the associate 9 9 Reconcile to the Group’s interests in the associate: 31 December 2019 2018 RMB millions RMB millions Net assets of the associate 6,214 7,173 Non-controlling interests of the associate (144) (2,180) The Group’s effective interest in the associate 24.0% 24.0% The Group’s share of net assets of the associate 1,457 1,198 Carrying amount of the interest in the associate in the consolidated financial statements of the Group 1,457 1,198 226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

10. INTERESTS IN ASSOCIATES (continued)

Aggregate financial information of the Group's associates that are not individually material is disclosed below:

	2019 RMB millions	2018 RMB millions
The Group's share of profit of these associates	85	14
The Group's share of total comprehensive income of these associates	85	14

	31 December	
	2019 RMB millions	2018 RMB millions
Aggregate carrying amount of interests in these associates in the consolidated financial statements of the Group	1,175	863

11. EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		31 December	
	Notes	2019 RMB millions	2018 RMB millions
Equity securities listed in the mainland China	(i)	1,228	638
Unlisted equity securities	(ii)	230	214
		1,458	852

Notes:

(i) *The above listed equity instruments represent ordinary shares of entities listed in the mainland China. These investments are not held for trading, instead, they are held for long-term strategic purposes. The directors of the Company have elected to designate these investments in equity instruments as at FVTOCI as they believe that recognising short-term fluctuations in these investments' fair value in profit or loss would not be consistent with the Group's strategy of holding these investments for long-term purposes and realising their performance potential in the long run.*

(ii) *The above unlisted equity securities represent the Group's equity interests in various private entities established in the PRC. The directors of the Company have elected to designate these investments in equity instruments as at FVTOCI as they believe that the Group will hold these investments for long-term strategic purposes.*

China Telecom Corporation Limited Annual Report 2019 227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

12. DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance	
	31 December 2019 RMB millions	31 December 2018 RMB millions	**31 December 2019 RMB millions**	31 December 2018 RMB millions	**31 December 2019 RMB millions**	31 December 2018 RMB millions
Provisions and impairment losses, primarily for credit losses	**1,953**	1,925	**–**	–	**1,953**	1,925
Property, plant and equipment and others	**4,862**	4,580	**(18,831)**	(13,022)	**(13,969)**	(8,442)
Right-of-use assets and lease liabilities	**744**	–	**–**	–	**744**	–
Deferred revenues and installation costs	**18**	39	**(13)**	(29)	**5**	10
Equity instruments at fair value through other comprehensive income	**–**	–	**(234)**	(87)	**(234)**	(87)
Deferred tax assets/(liabilities)	**7,577**	6,544	**(19,078)**	(13,138)	**(11,501)**	(6,594)

	Balance at 31 December 2018 RMB millions	**Change in accounting policy RMB millions**	**Recognised in consolidated statement of comprehensive income RMB millions**	**Balance at 31 December 2019 RMB millions**
Provisions and impairment losses, primarily for credit losses	1,925	**–**	**28**	**1,953**
Property, plant and equipment and others	(8,442)	**–**	**(5,527)**	**(13,969)**
Right-of-use assets and lease liabilities	–	**676**	**68**	**744**
Deferred revenues and installation costs	10	**–**	**(5)**	**5**
Equity instruments at fair value through other comprehensive income	(87)	**–**	**(147)**	**(234)**
Net deferred tax liabilities	(6,594)	**676**	**(5,583)**	**(11,501)**

228

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

12. DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Balance at 1 January 2018 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2018 RMB millions
Provisions and impairment losses, primarily for credit losses	1,829	96	1,925
Property, plant and equipment and others	(5,073)	(3,369)	(8,442)
Deferred revenues and installation costs	19	(9)	10
Equity instruments at fair value through other comprehensive income	(169)	82	(87)
Net deferred tax liabilities	(3,394)	(3,200)	(6,594)

13. OTHER ASSETS

		31 December	
	Note	**2019 RMB millions**	2018 RMB millions
Contract costs	(i)	**988**	1,287
Installation fees		**56**	124
Other long-term prepaid expenses		**3,643**	3,429
		4,687	4,840

Note:

(i) Contract costs capitalised as at 31 December 2019 mainly relate to the incremental sales commissions paid to third party agents whose selling activities resulted in subscribers entering into telecommunications service agreements with the Group. The amount of capitalised costs recognised in profit or loss during the year was RMB1,367 million. There was no impairment in relation to the opening balance of capitalised costs or the costs capitalised during the year.

China Telecom Corporation Limited **Annual Report 2019** 229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 14. INVENTORIES 31 December 2019 2018 RMB millions RMB millions Materials and supplies 577 1,012 Goods for resale 2,303 3,820 2,880 4,832 15. ACCOUNTS RECEIVABLE, NET Accounts receivable, net, are analysed as follows: 31 December 2019 2018 Note RMB millions RMB millions Third parties 24,438 23,308 China Telecom Group (i) 1,188 1,327 China Tower 5 10 Other telecommunications operators in the PRC 550 510 26,181 25,155 Less: Allowance for credit losses (4,692) (4,680) 21,489 20,475 Note: (i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”. As at 1 January 2018, the gross carrying amounts of accounts receivable from contracts with customers amounted to RMB25,342 million. 230NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 14. INVENTORIES 31 December 2019 2018 RMB millions RMB millions Materials and supplies 577 1,012 Goods for resale 2,303 3,820 2,880 4,832 15. ACCOUNTS RECEIVABLE, NET Accounts receivable, net, are analysed as follows: 31 December 2019 2018 Note RMB millions RMB millions Third parties 24,438 23,308 China Telecom Group (i) 1,188 1,327 China Tower 5 10 Other telecommunications operators in the PRC 550 510 26,181 25,155 Less: Allowance for credit losses (4,692) (4,680) 21,489 20,475 Note: (i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”. As at 1 January 2018, the gross carrying amounts of accounts receivable from contracts with customers amounted to RMB25,342 million. 230

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

15. ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	31 December 2019 RMB millions	2018 RMB millions
Current, within 1 month	**7,545**	8,376
1 to 3 months	**1,777**	2,117
4 to 12 months	**1,822**	1,932
More than 12 months	**1,002**	943
	12,146	13,368
Less: Allowance for credit losses	**(2,803)**	(2,898)
	9,343	10,470

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December 2019 RMB millions	2018 RMB millions
Current, within 1 month	**4,701**	3,318
1 to 3 months	**2,964**	2,300
4 to 12 months	**3,768**	3,994
More than 12 months	**2,602**	2,175
	14,035	11,787
Less: Allowance for credit losses	**(1,889)**	(1,782)
	12,146	10,005

As at 31 December 2019 and 2018, included in the net balance of the Group's accounts receivable are debtors with aggregate carrying amount of RMB1,936 million and RMB2,503 million, respectively, which are past due as at the reporting date.

Details of impairment assessment of accounts receivable for the year ended 31 December 2019 and 2018 are set out in Note 40.

China Telecom Corporation Limited **Annual Report 2019** 231

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

16. CONTRACT ASSETS

	31 December	
	2019	2018
	RMB millions	RMB millions
Third parties	**447**	454
China Telecom Group	**27**	24
	474	478

The Group's contracts for information and application services include payment schedules which require stage payments over the service period once certain specified milestones are reached. The Group classifies these contract assets as current because the Group expects to realise them in its normal operating cycle.

17. PREPAYMENTS AND OTHER CURRENT ASSETS

		31 December	
		2019	2018
	Note	**RMB millions**	RMB millions
Amounts due from China Telecom Group		**1,233**	1,035
Amounts due from China Tower		**192**	293
Amounts due from other telecommunications operators in the PRC		**352**	333
Prepayments in connection with construction work and equipment purchases		**3,352**	2,752
Prepaid expenses and deposits		**2,993**	3,628
Value-added tax recoverable		**8,803**	8,618
Other receivables	(i)	**5,294**	6,960
		22,219	23,619

Note:

(i) Other receivables as at 31 December 2018 includes the unpaid remaining consideration of the contribution from non-controlling interest of a subsidiary of the Group amounting to RMB90 million, which was received in January 2019.

232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 18. CASH AND CASH EQUIVALENTS 31 December 2019 2018 RMB millions RMB millions Cash at bank and in hand 20,006 14,937 Time deposits with original maturity within three months 785 1,729 20,791 16,666 19. SHORT-TERM AND LONG-TERM DEBT Short-term debt comprises: 31 December 2019 2018 RMB millions RMB millions Loans from banks – unsecured 15,831 12,881 Super short-term commercial papers – unsecured 19,995 27,992 Other loans – unsecured 80 80 Loans from China Telecom Group – unsecured 6,621 8,584 Total short-term debt 42,527 49,537 The weighted average interest rate of the Group’s total short-term debt as at 31 December 2019 was 2.9% (31 December 2018: 3.2%) per annum. As at 31 December 2019, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.4% (31 December 2018: 3.5% to 4.6%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 1.9% to 2.2% (31 December 2018: 2.1% to 3.3%) per annum, and will be repaid by 19 June 2020; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2018: 3.5%) per annum and are repayable within one year. China Telecom Corporation Limited Annual Report 2019 233NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 18. CASH AND CASH EQUIVALENTS 31 December 2019 2018 RMB millions RMB millions Cash at bank and in hand 20,006 14,937 Time deposits with original maturity within three months 785 1,729 20,791 16,666 19. SHORT-TERM AND LONG-TERM DEBT Short-term debt comprises: 31 December 2019 2018 RMB millions RMB millions Loans from banks – unsecured 15,831 12,881 Super short-term commercial papers – unsecured 19,995 27,992 Other loans – unsecured 80 80 Loans from China Telecom Group – unsecured 6,621 8,584 Total short-term debt 42,527 49,537 The weighted average interest rate of the Group’s total short-term debt as at 31 December 2019 was 2.9% (31 December 2018: 3.2%) per annum. As at 31 December 2019, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.4% (31 December 2018: 3.5% to 4.6%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 1.9% to 2.2% (31 December 2018: 2.1% to 3.3%) per annum, and will be repaid by 19 June 2020; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2018: 3.5%) per annum and are repayable within one year. China Telecom Corporation Limited Annual Report 2019 233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

19. SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises:

	Interest rates and final maturity	31 December 2019 RMB millions	31 December 2018 RMB millions
Bank loans – unsecured			
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 1.20% per annum with maturities through 2036	7,738	8,455
US Dollars denominated	Interest rates ranging from 1.25% to 2.00% per annum with maturities through 2028	288	336
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	173	199
		8,199	8,990
Other loans — unsecured			
Renminbi denominated		1	1
Medium-term note — unsecured (Note(ii))		4,995	–
Loans from China Telecom Group — unsecured			
Renminbi denominated (Note (iii))		23,300	37,000
Total long-term debt		36,495	45,991
Less: current portion		(4,444)	(1,139)
Non-current portion		32,051	44,852

Notes:

(i) The Group obtained long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum through banks (the "Low-interest Loans"). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue (Note 24).

(ii) On 22 January 2019, the Group issued three-year, RMB3,000 million denominated medium-term note with annual interest rate of 3.42% per annum, and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 21 January 2022. On 19 March 2019, the Group issued three-year, RMB2,000 million denominated medium-term note with annual interest rate of 3.41% per annum and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 18 March 2022.

(iii) The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on 25 December 2017, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 million and RMB13,700 million, respectively, in 2018 and 2019.

234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

19. SHORT-TERM AND LONG-TERM DEBT (continued)

The aggregate maturities of the Group's long-term debt subsequent to 31 December 2019 are as follows:

	31 December	
	2019	2018
	RMB millions	RMB millions
Within 1 year	**4,444**	1,139
Between 1 to 2 years	**1,078**	18,091
Between 2 to 3 years	**26,032**	1,029
Between 3 to 4 years	**965**	20,992
Between 4 to 5 years	**940**	923
Thereafter	**3,036**	3,817
	36,495	45,991

The Group's short-term and long-term debt do not contain any financial covenants. As at 31 December 2019, the Group had unutilised committed credit facilities amounting to RMB245,847 million (31 December 2018: RMB150,693 million).

20. ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	31 December	
	2019	2018
	RMB millions	RMB millions
Third parties	**78,123**	83,418
China Telecom Group	**19,531**	20,983
China Tower	**4,312**	2,850
Other telecommunications operators in the PRC	**650**	636
	102,616	107,887

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

China Telecom Corporation Limited **Annual Report 2019** 235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 20. ACCOUNTS PAYABLE (continued) Ageing analysis of accounts payable based on the due dates is as follows: 31 December 2019 2018 RMB millions RMB millions Due within 1 month or on demand 17,546 20,619 Due after 1 month but within 3 months 17,273 14,568 Due after 3 months but within 6 months 33,237 36,067 Due after 6 months 34,560 36,633 102,616 107,887 21. ACCRUED EXPENSES AND OTHER PAYABLES 31 December 2019 2018 RMB millions RMB millions Amounts due to China Telecom Group 6,069 2,171 Amounts due to China Tower 1,261 1,246 Amounts due to other telecommunications operators in the PRC 32 46 Accrued expenses 34,628 33,811 Value-added tax payable 564 484 Customer deposits and receipts in advance 5,962 5,739 48,516 43,497 236NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 20. ACCOUNTS PAYABLE (continued) Ageing analysis of accounts payable based on the due dates is as follows: 31 December 2019 2018 RMB millions RMB millions Due within 1 month or on demand 17,546 20,619 Due after 1 month but within 3 months 17,273 14,568 Due after 3 months but within 6 months 33,237 36,067 Due after 6 months 34,560 36,633 102,616 107,887 21. ACCRUED EXPENSES AND OTHER PAYABLES 31 December 2019 2018 RMB millions RMB millions Amounts due to China Telecom Group 6,069 2,171 Amounts due to China Tower 1,261 1,246 Amounts due to other telecommunications operators in the PRC 32 46 Accrued expenses 34,628 33,811 Value-added tax payable 564 484 Customer deposits and receipts in advance 5,962 5,739 48,516 43,497 236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 22. CONTRACT LIABILITIES 31 December 2019 2018 RMB millions RMB millions Third parties 54,225 55,638 China Telecom Group 162 145 China Tower 1 – 54,388 55,783 As at 1 January 2018, contract liabilities amounted to RMB62,175 million. Majority of contract liabilities as at 31 December 2018 was recognised as operating revenues for the year ended 31 December 2019. 23. LEASE LIABILITIES 31 December 2019 RMB millions Within one year 11,569 Within a period of more than one year but not more than two years 10,887 Within a period of more than two year but not more than five years 16,255 Within a period of more than five years 3,435 42,146 Less: Current portion 11,569 Non-current portion 30,577 China Telecom Corporation Limited Annual Report 2019 237NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 22. CONTRACT LIABILITIES 31 December 2019 2018 RMB millions RMB millions Third parties 54,225 55,638 China Telecom Group 162 145 China Tower 1 – 54,388 55,783 As at 1 January 2018, contract liabilities amounted to RMB62,175 million. Majority of contract liabilities as at 31 December 2018 was recognised as operating revenues for the year ended 31 December 2019. 23. LEASE LIABILITIES 31 December 2019 RMB millions Within one year 11,569 Within a period of more than one year but not more than two years 10,887 Within a period of more than two year but not more than five years 16,255 Within a period of more than five years 3,435 42,146 Less: Current portion 11,569 Non-current portion 30,577 China Telecom Corporation Limited Annual Report 2019 237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

24. DEFERRED REVENUES

Deferred revenues as at 31 December 2019 mainly represent the unearned portion of installation fees for wireline services received from customers (Note 13), and the unamortised portion of government grants (Note 19).

	2019 **RMB millions**	2018 RMB millions
Balance at beginning of the year	**1,829**	2,274
Reductions for the year:		
Amortisation of installation fees	**(90)**	(138)
Amortisation of government grants	**(284)**	(307)
Balance at end of year	**1,455**	1,829
Representing:		
Current portion	**358**	375
Non-current portion	**1,097**	1,454
	1,455	1,829

25. SHARE CAPITAL

	31 December	
	2019 **RMB millions**	2018 RMB millions
Registered, issued and fully paid		
67,054,958,321 ordinary domestic shares of RMB1.00 each	**67,055**	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	**13,877**	13,877
	80,932	80,932

All ordinary domestic shares and H shares rank *pari passu* in all material respects.

238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

26. RESERVES

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	General risk reserve RMB millions (Note (v))	Other reserves RMB millions (Note (ii))	Exchange reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2018	17,126	10,746	74,599	–	414	(881)	145,906	247,910
Total comprehensive income for the year	–	–	–	–	(249)	154	21,210	21,115
Disposal of investments in equity instruments at fair value through other comprehensive income	–	–	–	–	(5)	–	5	–
Contribution from non-controlling interests	680	–	–	–	–	–	–	680
Dividends (Note 37)	–	–	–	–	–	–	(7,568)	(7,568)
Appropriations to statutory surplus reserve (Note (iii))	–	–	1,875	–	–	–	(1,875)	–
Balance as at 31 December 2018	17,806	10,746	76,474	–	160	(727)	157,678	262,137
Change in accounting policy (Note 2)	–	–	(243)	–	–	–	(2,197)	(2,440)
Balance as at 1 January 2019, as restated	**17,806**	**10,746**	**76,231**	**–**	**160**	**(727)**	**155,481**	**259,697**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**455**	**102**	**20,517**	**21,074**
Acquisition of non-controlling interests	**3**	**–**	**–**	**–**	**–**	**–**	**–**	**3**
Share of an associate's other changes in reserves	**(305)**	**–**	**–**	**–**	**–**	**–**	**–**	**(305)**
Dividends (Note 37)	**–**	**–**	**–**	**–**	**–**	**–**	**(8,891)**	**(8,891)**
Appropriations to statutory surplus reserve (Note (iii))	**–**	**–**	**1,812**	**–**	**–**	**–**	**(1,812)**	**–**
Appropriations to general risk reserve of Finance Company (Note (v))	**–**	**–**	**–**	**23**	**–**	**–**	**(23)**	**–**
Balance as at 31 December 2019	**17,504**	**10,746**	**78,043**	**23**	**615**	**(625)**	**165,272**	**271,578**

China Telecom Corporation Limited Annual Report 2019 239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

26. RESERVES (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Retained earnings RMB millions (Note (iv))	Total RMB millions
Balance as at 1 January 2018	29,144	10,746	74,599	245	122,987	237,721
Total comprehensive income for the year	–	–	–	(257)	19,532	19,275
Dividends (Note 37)	–	–	–	–	(7,568)	(7,568)
Appropriations to statutory surplus reserve (Note (iii))	–	–	1,875	–	(1,875)	–
Balance as at 31 December 2018	29,144	10,746	76,474	(12)	133,076	249,428
Change in accounting policy	–	–	(243)	–	(2,184)	(2,427)
Balance as at 1 January 2019, as restated	**29,144**	**10,746**	**76,231**	**(12)**	**130,892**	**247,001**
Total comprehensive income for the year	**–**	**–**	**–**	**441**	**18,123**	**18,564**
Share of an associate's other changes in reserves	**(305)**	**–**	**–**	**–**	**–**	**(305)**
Dividends (Note 37)	**–**	**–**	**–**	**–**	**(8,891)**	**(8,891)**
Appropriations to statutory surplus reserve (Note (iii))	**–**	**–**	**1,812**	**–**	**(1,812)**	**–**
Balance as at 31 December 2019	**28,839**	**10,746**	**78,043**	**429**	**138,312**	**256,369**

240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 26. RESERVES (continued) Notes: (i) Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consideration paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired. The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings. Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation. (ii) Other reserves of the Group and the Company represent primarily the change in the fair value of investment in equity instruments at FVTOCI and the deferred tax liabilities recognised due to the change in fair value of those investment in equity instruments. (iii) The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve. According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2019, the Company transferred RMB1,812 million (the year ended 31 December 2018: RMB1,875 million), being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. As at 31 December 2019, the amount of statutory surplus reserve was RMB31,964 million (1 January 2019: RMB30,152 million; 31 December 2018: RMB30,395 million). The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2019 and 2018. As at 31 December 2019 and 2018, the amount of discretionary surplus reserve was RMB46,079 million. The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital. (iv) According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As at 31 December 2019, the amount of retained earnings available for distribution was RMB138,312 million (1 January 2019: RMB130,892 million; 31 December 2018: RMB133,076 million), being the amount determined in accordance with IFRSs. Final dividend of approximately RMB9,126 million in respect of the financial year 2019 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 37). (v) Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the Ministry of Finance of the PRC effective on 1 July 2012 (the “Requirements”), Finance Company establishes a general risk reserve within equity, through appropriation of retained earnings, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Requirements. China Telecom Corporation Limited Annual Report 2019 241NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 26. RESERVES (continued) Notes: (i) Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consideration paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired. The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings. Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation. (ii) Other reserves of the Group and the Company represent primarily the change in the fair value of investment in equity instruments at FVTOCI and the deferred tax liabilities recognised due to the change in fair value of those investment in equity instruments. (iii) The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve. According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2019, the Company transferred RMB1,812 million (the year ended 31 December 2018: RMB1,875 million), being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. As at 31 December 2019, the amount of statutory surplus reserve was RMB31,964 million (1 January 2019: RMB30,152 million; 31 December 2018: RMB30,395 million). The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2019 and 2018. As at 31 December 2019 and 2018, the amount of discretionary surplus reserve was RMB46,079 million. The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital. (iv) According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As at 31 December 2019, the amount of retained earnings available for distribution was RMB138,312 million (1 January 2019: RMB130,892 million; 31 December 2018: RMB133,076 million), being the amount determined in accordance with IFRSs. Final dividend of approximately RMB9,126 million in respect of the financial year 2019 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 37). (v) Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the Ministry of Finance of the PRC effective on 1 July 2012 (the “Requirements”), Finance Company establishes a general risk reserve within equity, through appropriation of retained earnings, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Requirements. China Telecom Corporation Limited Annual Report 2019 241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 27. OPERATING REVENUES Disaggregation of revenues 2019 2018 Notes RMB millions RMB millions Type of goods or services Revenue from contracts with customers Voice (i) 45,146 50,811 Internet (ii) 197,244 190,871 Information and application services (iii) 87,623 83,478 Telecommunications network resource and equipment services (iv) 21,978 20,211 Sales of goods and others (v) 17,906 27,450 Subtotal 369,897 372,821 Revenue from other sources (vi) 5,837 4,303 Total operating revenues 375,734 377,124 Timing of revenue recognition A point in time 14,591 24,496 Over time 361,143 352,628 Total operating revenues 375,734 377,124 Notes: (i) Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services. (ii) Represent amounts charged to customers for the provision of Internet access services. (iii) Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc. (iv) Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services. (v) Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO). (vi) Represent primarily revenue from property rental and other revenues. As at 31 December 2019 and 2018, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognised in the future when service is provided over the contract terms over the next 1 to 3 years. 242NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 27. OPERATING REVENUES Disaggregation of revenues 2019 2018 Notes RMB millions RMB millions Type of goods or services Revenue from contracts with customers Voice (i) 45,146 50,811 Internet (ii) 197,244 190,871 Information and application services (iii) 87,623 83,478 Telecommunications network resource and equipment services (iv) 21,978 20,211 Sales of goods and others (v) 17,906 27,450 Subtotal 369,897 372,821 Revenue from other sources (vi) 5,837 4,303 Total operating revenues 375,734 377,124 Timing of revenue recognition A point in time 14,591 24,496 Over time 361,143 352,628 Total operating revenues 375,734 377,124 Notes: (i) Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services. (ii) Represent amounts charged to customers for the provision of Internet access services. (iii) Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc. (iv) Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services. (v) Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO). (vi) Represent primarily revenue from property rental and other revenues. As at 31 December 2019 and 2018, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognised in the future when service is provided over the contract terms over the next 1 to 3 years. 242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 28. NETWORK OPERATIONS AND SUPPORT EXPENSES 2019 2018 Note RMB millions RMB millions Operating and maintenance 65,087 64,056 Utility 13,818 13,477 Network resources usage and related fee (i) 20,976 29,434 Others 9,918 9,095 109,799 116,062 Note: (i) Network resources usage and related fee for the year ended 31 December 2019 includes the variable lease payments and fee for non-lease components in relation to telecommunication towers and related assets lease and fee in relation to the short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components in relation to the usage of network resources provided by third parties. 29. PERSONNEL EXPENSES Personnel expenses are attributable to the following functions: 2019 2018 RMB millions RMB millions Network operations and support 42,214 40,388 Selling, general and administrative 21,353 19,348 63,567 59,736 China Telecom Corporation Limited Annual Report 2019 243NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 28. NETWORK OPERATIONS AND SUPPORT EXPENSES 2019 2018 Note RMB millions RMB millions Operating and maintenance 65,087 64,056 Utility 13,818 13,477 Network resources usage and related fee (i) 20,976 29,434 Others 9,918 9,095 109,799 116,062 Note: (i) Network resources usage and related fee for the year ended 31 December 2019 includes the variable lease payments and fee for non-lease components in relation to telecommunication towers and related assets lease and fee in relation to the short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components in relation to the usage of network resources provided by third parties. 29. PERSONNEL EXPENSES Personnel expenses are attributable to the following functions: 2019 2018 RMB millions RMB millions Network operations and support 42,214 40,388 Selling, general and administrative 21,353 19,348 63,567 59,736 China Telecom Corporation Limited Annual Report 2019 243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

30. OTHER OPERATING EXPENSES

	Notes	2019 RMB millions	2018 RMB millions
Interconnection charges	(i)	**12,683**	12,878
Cost of goods sold	(ii)	**13,413**	23,185
Donations		**1**	20
Others	(iii)	**1,695**	1,614
		27,792	37,697

Notes:

(i) Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators' networks for delivery of voice and data traffic that originate from the Group's telecommunications networks.

(ii) Cost of goods sold primarily represents cost of telecommunications equipment sold.

(iii) Others mainly include tax and surcharges other than value-added tax and income tax.

31. TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2019 were RMB346,664 million (2018: RMB348,410 million) which include auditor's remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB77 million and RMB3 million respectively (2018: RMB72 million and RMB3 million).

32. NET FINANCE COSTS

	2019 RMB millions	2018 RMB millions
Interest expense on short-term and long-term debts	**2,623**	3,278
Interest expense on lease liabilities	**1,607**	–
Less: Interest expense capitalised*	**(140)**	(185)
Net interest expense	**4,090**	3,093
Interest income	**(492)**	(306)
Foreign exchange losses	**680**	423
Foreign exchange gains	**(639)**	(502)
	3,639	2,708
*Interest expense was capitalised in construction in progress at the following rates per annum	**3.5%-4.4%**	3.8%-4.4%

244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

33. INCOME TAX

Income tax in the profit or loss comprises:

	2019 RMB millions	2018 RMB millions
Provision for PRC income tax	**781**	3,408
Provision for income tax in other tax jurisdictions	**105**	120
Deferred taxation	**5,436**	3,282
	6,322	6,810

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Notes	2019 RMB millions	2018 RMB millions
Profit before taxation		**27,034**	28,148
Expected income tax expense at statutory tax rate of 25%	(i)	**6,759**	7,037
Differential tax rate on PRC subsidiaries' and branches' income	(i)	**(315)**	(291)
Differential tax rate on other subsidiaries' income	(ii)	**(129)**	(58)
Non-deductible expenses	(iii)	**979**	537
Non-taxable income	(iv)	**(460)**	(319)
Others	(v)	**(512)**	(96)
Actual income tax expense		**6,322**	6,810

Notes:

(i) Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii) Income tax provisions of the Company's subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries' assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii) Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv) Amounts represent miscellaneous income which are not subject to income tax.

(v) Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

China Telecom Corporation Limited **Annual Report 2019** 245

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

34. DIRECTORS' AND SUPERVISORS' REMUNERATION

The following table sets out the remuneration of the Company's directors and supervisors:

2019	Directors'/ supervisors' fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[6] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors						
Ke Ruiwen	–	221	648	113	–	982
Chen Zhongyue	–	199	603	111	–	913
Liu Guiqing[1]	–	66	399	43	–	508
Zhu Min	–	197	458	106	–	761
Wang Guoquan[2]	–	66	98	41	–	205
Yang Jie[3]	–	37	399	32	–	468
Gao Tongqing[4]	–	199	603	112	–	914
Non-executive director						
Chen Shengguang	–	–	–	–	–	–
Independent non-executive directors[5]						
Tse Hau Yin, Aloysius	487	–	–	–	–	487
Xu Erming	250	–	–	–	–	250
Wang Hsuehming	266	–	–	–	–	266
Yeung Chi Wai, Jason	266	–	–	–	–	266
Supervisors						
Sui Yixun	–	265	494	107	–	866
Zhang Jianbin	–	253	494	107	–	854
Yang Jianqing	–	309	458	111	–	878
Xu Shiguang	–	145	356	84	–	585
Ye Zhong	–	–	–	–	–	–
	1,269	1,957	5,010	967	–	9,203

1 *Mr Liu Guiqing was appointed as an executive director of the Company on 19 August 2019.*

2 *Mr Wang Guoquan was appointed as an executive director of the Company on 19 August 2019.*

3 *Mr Yang Jie resigned as an executive director of the Company on 4 March 2019.*

4 *Mr Gao Tongqing resigned as an executive director of the Company on 17 January 2020.*

5 *The independent non-executive directors' remuneration were for their services as directors of the Company.*

6 *The discretionary bonuses of the executive directors and supervisors were determined based on the Group's performance for the year. In addition, according to the respective provision of the State-owned Assets Supervision and Administration Commission of the State Council, certain directors were also entitled to deferred bonuses in relation to 2016 and 2018. The deferred bonuses paid to Mr Ke Ruiwen, Mr Chen Zhongyue, Mr Liu Guiqing, Madam Zhu Min, Mr Yang Jie and Mr Gao Tongqing in the current year were RMB583 thousand, RMB578 thousand, RMB206 thousand, RMB111 thousand, RMB642 thousand and RMB578 thousand, respectively.*

7 *The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year. None of the directors or supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.*

246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

34. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

2018	Directors'/ supervisors' fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[9] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors						
Yang Jie	–	207	536	89	–	832
Liu Aili[1]	–	121	178	52	–	351
Ke Ruiwen	–	197	497	85	–	779
Sun Kangmin[2]	–	–	–	–	–	–
Gao Tongqing	–	192	489	84	–	765
Chen Zhongyue	–	192	489	82	–	763
Zhu Min[3]	–	37	53	14	–	104
Non-executive director						
Chen Shengguang	–	–	–	–	–	–
Independent non-executive directors[8]						
Tse Hau Yin, Aloysius	471	–	–	–	–	471
Cha May Lung, Laura[4]	108	–	–	–	–	108
Xu Erming	250	–	–	–	–	250
Wang Hsuehming	257	–	–	–	–	257
Yeung Chi Wai, Jason[5]	44	–	–	–	–	44
Supervisors						
Sui Yixun	–	216	485	84	–	785
Zhang Jianbin	–	209	485	84	–	778
Yang Jianqing	–	268	494	86	–	848
Hu Jing[6]	–	15	83	12	–	110
Xu Shiguang[7]	–	18	40	13	–	71
Ye Zhong	–	–	–	–	–	–
	1,130	1,672	3,829	685	–	7,316

1 *Mr Liu Aili resigned as an executive director of the Company on 19 July 2018.*

2 *Mr Sun Kangmin retired as an executive director of the Company on 29 January 2018.*

3 *Madam Zhu Min was appointed as an executive director of the Company on 26 October 2018.*

4 *Madam Cha May Lung, Laura resigned as an independent non-executive director of the Company on 28 May 2018.*

5 *Mr Yeung Chi Wai, Jason was appointed as an independent non-executive director of the Company on 26 October 2018.*

6 *Mr Hu Jing resigned as a supervisor of the Company on 27 February 2018.*

7 *Mr Xu Shiguang was appointed as a supervisor of the Company on 26 October 2018.*

8 *The independent non-executive directors' remuneration were for their services as directors of the Company.*

9 *The discretionary bonuses of the executive directors and supervisors were determined based on the Group's performance for the year. In addition, according to the respective provision of the State-owned Assets Supervision and Administration Commission of the State Council, certain directors were also entitled to deferred bonuses in relation to 2013 and 2015. The deferred bonuses paid to Mr Yang Jie, Mr Ke Ruiwen, Mr Gao Tongqing and Mr Chen Zhongyue in the current year were RMB189 thousand, RMB167 thousand, RMB167 thousand and RMB167 thousand, respectively.*

10 *The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year. None of the directors or supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.*

China Telecom Corporation Limited **Annual Report 2019** 247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

35. INDIVIDUALS WITH HIGHEST EMOLUMENTS AND SENIOR MANAGEMENT REMUNERATION

(a) Five highest paid individuals

None of the five highest paid individuals of the Group for the years ended 31 December 2019 and 2018 were directors of the Company.

The aggregate of the emoluments in respect of the five (2018: five) individuals (non-directors) are as follows:

	2019 RMB thousands	2018 RMB thousands
Salaries, allowances and benefits in kind	**7,054**	5,850
Discretionary bonuses	**3,456**	2,382
Retirement scheme contributions	**48**	45
	10,558	8,277

The emoluments of the five (2018: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2019 Number of individuals	2018 Number of individuals
RMB0 – RMB1,000,000	**–**	–
RMB1,000,001 – RMB1,500,000	**–**	2
RMB1,500,001 – RMB2,000,000	**4**	2
More than RMB2,000,001	**1**	1

None of these employees received any inducements for joining the Company or compensation for loss of office, or waived any emoluments during the periods presented.

248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

35. INDIVIDUALS WITH HIGHEST EMOLUMENTS AND SENIOR MANAGEMENT REMUNERATION (continued)

(b) Senior management remuneration

The emoluments of the Group's senior management are within the following bands:

	2019 Number of individuals	2018 Number of individuals
RMB0 – RMB1,000,000	**12**	20
RMB1,000,001 – RMB1,500,000	**5**	1
RMB1,500,001 – RMB2,000,000	**1**	–

36. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

For the year ended 31 December 2019, the consolidated profit attributable to equity holders of the Company includes a profit of RMB18,123 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2018, the consolidated profit attributable to equity holders of the Company includes a profit of RMB19,532 million which has been dealt with in the stand-alone financial statements of the Company.

37. DIVIDENDS

Pursuant to a resolution passed at the Board of Directors' meeting on 24 March 2020, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB9,126 million for the year ended 31 December 2019 was proposed for shareholders' approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2019.

Pursuant to the shareholders' approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

Pursuant to the shareholders' approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

China Telecom Corporation Limited Annual Report 2019 249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 38. BASIC EARNINGS PER SHARE The calculation of basic earnings per share for the years ended 31 December 2019 and 2018 is based on the profit attributable to equity holders of the Company of RMB20,517 million and RMB21,210 million respectively, divided by 80,932,368,321 shares. The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented. 39. COMMITMENTS AND CONTINGENCIES Operating lease commitments The Group leases business premises and equipment through non-cancellable operating leases. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing. As at 31 December 2018, the Group’s future minimum lease payments under non-cancellable operating leases are as follows: 31 December 2018 RMB millions Within 1 year 15,658 Between 1 to 2 years 14,466 Between 2 to 3 years 13,440 Between 3 to 4 years 12,682 Between 4 to 5 years 3,461 Thereafter 6,098 Total minimum lease payments 65,805 Operating lease commitment as set out above includes the lease commitment to China Tower for the tower assets lease fee. The amount was calculated based on the current lease condition and did not take into consideration the contingent adjustment to the lease charges resulting from the change in sharing of certain towers amongst the telecommunications operators. Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2018 was RMB27,810 million. 250NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 38. BASIC EARNINGS PER SHARE The calculation of basic earnings per share for the years ended 31 December 2019 and 2018 is based on the profit attributable to equity holders of the Company of RMB20,517 million and RMB21,210 million respectively, divided by 80,932,368,321 shares. The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented. 39. COMMITMENTS AND CONTINGENCIES Operating lease commitments The Group leases business premises and equipment through non-cancellable operating leases. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing. As at 31 December 2018, the Group’s future minimum lease payments under non-cancellable operating leases are as follows: 31 December 2018 RMB millions Within 1 year 15,658 Between 1 to 2 years 14,466 Between 2 to 3 years 13,440 Between 3 to 4 years 12,682 Between 4 to 5 years 3,461 Thereafter 6,098 Total minimum lease payments 65,805 Operating lease commitment as set out above includes the lease commitment to China Tower for the tower assets lease fee. The amount was calculated based on the current lease condition and did not take into consideration the contingent adjustment to the lease charges resulting from the change in sharing of certain towers amongst the telecommunications operators. Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2018 was RMB27,810 million. 250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 39. COMMITMENTS AND CONTINGENCIES (continued) Capital commitments As at 31 December 2019 and 2018, the Group had capital commitments as follows: 31 December 2019 2018 RMB millions RMB millions Contracted for but not provided Property 1,810 1,103 Telecommunications network plant and equipment 19,131 14,200 20,941 15,303 Contingent liabilities (a) The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group. (b) As at 31 December 2019 and 2018, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities. Legal contingencies The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group. China Telecom Corporation Limited Annual Report 2019 251NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 39. COMMITMENTS AND CONTINGENCIES (continued) Capital commitments As at 31 December 2019 and 2018, the Group had capital commitments as follows: 31 December 2019 2018 RMB millions RMB millions Contracted for but not provided Property 1,810 1,103 Telecommunications network plant and equipment 19,131 14,200 20,941 15,303 Contingent liabilities (a) The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group. (b) As at 31 December 2019 and 2018, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities. Legal contingencies The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group. China Telecom Corporation Limited Annual Report 2019 251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instruments, accounts receivable, financial assets at FVTPL and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables.

(a) Fair Value Measurements

Based on IFRS 13, *"Fair Value Measurement"*, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group's financial instruments (other than long-term debt and financial instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

The listed equity securities investment included in Group's equity instruments at fair value through other comprehensive income are categorised as level 1 financial instruments. As at 31 December 2019, the fair value of the Group's listed equity securities investment are RMB1,228 million (31 December 2018: RMB638 million) based on quoted market price on PRC stock exchanges.

The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 3.7% to 4.9% (31 December 2018: 1.0% to 4.9%). As at 31 December 2019 and 2018, the carrying amounts and fair value of the Group's long-term debt were as follows:

	31 December 2019		31 December 2018	
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	36,495	35,780	45,991	44,968

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 40. FINANCIAL INSTRUMENTS (continued) (b) Risks The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks: (i) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. Cash and cash equivalents and short-term bank deposits To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. The credit risks on bank balances are limited because the counterparties are banks with high credit ratings. Accounts receivable and contract assets arising from contracts with customers For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9 on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. China Telecom Corporation Limited Annual Report 2019 253NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 40. FINANCIAL INSTRUMENTS (continued) (b) Risks The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks: (i) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. Cash and cash equivalents and short-term bank deposits To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. The credit risks on bank balances are limited because the counterparties are banks with high credit ratings. Accounts receivable and contract assets arising from contracts with customers For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9 on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. China Telecom Corporation Limited Annual Report 2019 253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECL, which is calculated using a provision matrix, or individually assessed for those debtors with significant balances or credit impaired debtors. As different loss patterns were indicated during the analysis of the Group's historical credit loss experience between telephone and Internet subscribers and enterprise customers, the following tables provide information about the Group's exposure to credit risk and ECL for accounts receivable and contract assets from telephone and Internet subscribers and enterprise customers, respectively, as at 31 December 2019 and 2018:

Accounts receivable from telephone and Internet subscribers:

	31 December 2019		
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
Current, within 1 month	2%	7,545	141
1 to 3 months	20%	1,777	349
4 to 6 months	60%	739	444
7 to 12 months	80%	1,083	867
Over 12 months	100%	1,002	1,002
		12,146	2,803

	31 December 2018		
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
Current, within 1 month	2%	8,376	158
1 to 3 months	20%	2,117	420
4 to 6 months	60%	839	502
7 to 12 months	80%	1,093	875
Over 12 months	100%	943	943
		13,368	2,898

254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

Accounts receivable and contract assets from enterprise customers:

	31 December 2019		
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
1 to 6 months	**2%**	**5,452**	**102**
7 to 12 months	**20%**	**1,428**	**239**
1 to 2 years	**60%**	**621**	**353**
2 to 3 years	**90%**	**258**	**224**
Over 3 years	**100%**	**371**	**364**
		8,130	**1,282**

	31 December 2018		
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
1 to 6 months	2%	4,478	109
7 to 12 months	20%	800	157
1 to 2 years	60%	479	290
2 to 3 years	90%	225	202
Over 3 years	100%	298	298
		6,280	1,056

China Telecom Corporation Limited **Annual Report 2019** 255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(i) Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

Accounts receivable and contract assets from enterprise customers: (continued)

As at 31 December 2019, the loss allowance for accounts receivable and contract assets was RMB4,692 million and RMB8 million (2018: RMB4,680 million and RMB8 million), respectively. Loss allowance of RMB615 million as at 31 December 2019 (2018: RMB734 million), which was not calculated collectively in the above tables, was made individually on debtors with significant balances or credit impaired debtors.

Expected loss rates are based on actual loss experience over the past 1 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of accounts receivable is as follows:

	2019 **RMB millions**	2018 RMB millions
At beginning of year	**4,680**	4,761
Impairment losses for ECL	**1,653**	2,008
Amounts written off	**(1,641)**	(2,089)
At end of year	**4,692**	4,680

256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(ii) Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group's financial liabilities and lease liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	31 December 2019					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	42,527	43,697	43,697	-	-	-
Long-term debt	36,495	40,791	4,625	1,184	30,824	4,158
Accounts payable	102,616	102,616	102,616	-	-	-
Accrued expenses and other payables	48,516	48,516	48,516	-	-	-
Lease liabilities	42,146	45,535	12,846	11,794	17,266	3,629
	272,300	281,155	212,300	12,978	48,090	7,787

	31 December 2018					
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	49,537	51,091	51,091	-	-	-
Long-term debt	45,991	52,625	2,602	19,604	25,061	5,358
Accounts payable	107,887	107,887	107,887	-	-	-
Accrued expenses and other payables	43,497	43,497	43,497	-	-	-
Finance lease obligations	216	241	112	40	82	7
	247,128	255,341	205,189	19,644	25,143	5,365

China Telecom Corporation Limited Annual Report 2019 257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

40. FINANCIAL INSTRUMENTS (continued)

(b) Risks (continued)

(ii) Liquidity risk (continued)

Management believes that the Group's current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 19) will be sufficient to meet the Group's working capital requirements and repay its borrowings and obligations when they become due.

(iii) Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term debt and long-term debt. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group's debt at the end of the reporting period:

	31 December 2019		31 December 2018	
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:				
Short-term debt	2.5	29,022	3.2	49,347
Long-term debt	3.1	36,495	3.3	45,991
		65,517		95,338
Variable rate debt:				
Short-term debt	3.8	13,505	4.2	190
		13,505		190
Total debt		79,022		95,528
Fixed rate debt as a percentage of total debt		82.9%		99.8%

Management does not expect the increase or decrease in interest rate will materially affect the Group's financial position and result of operations because the interest rates of 82.9% (31 December 2018: 99.8%) of the Group's short-term and long-term debt as at 31 December 2019 are fixed as set out above.

258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 40. FINANCIAL INSTRUMENTS (continued) (b) Risks (continued) (iv) Foreign currency exchange rate risk Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars. Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 78.0% (31 December 2018: 64.0%) of the Group’s cash and cash equivalents and 99.4% (31 December 2018: 99.4%) of the Group’s short-term and long-term debt as at 31 December 2019 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 19. 41. CAPITAL MANAGEMENT The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. Total debts do not include balance of deposits received by Finance Company from China Telecom Group amounting to RMB4,098 million and lease liabilities amounting to RMB42,146 million as at 31 December 2019 (31 December 2018: Nil). As at 31 December 2019, the Group’s total debt-to-total assets ratio was 11.2% (31 December 2018: 14.4%), which is within the range of management’s expectation. Except Finance Company is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. China Telecom Corporation Limited Annual Report 2019 259NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 40. FINANCIAL INSTRUMENTS (continued) (b) Risks (continued) (iv) Foreign currency exchange rate risk Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars. Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 78.0% (31 December 2018: 64.0%) of the Group’s cash and cash equivalents and 99.4% (31 December 2018: 99.4%) of the Group’s short-term and long-term debt as at 31 December 2019 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 19. 41. CAPITAL MANAGEMENT The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt and long-term debt. Total debts do not include balance of deposits received by Finance Company from China Telecom Group amounting to RMB4,098 million and lease liabilities amounting to RMB42,146 million as at 31 December 2019 (31 December 2018: Nil). As at 31 December 2019, the Group’s total debt-to-total assets ratio was 11.2% (31 December 2018: 14.4%), which is within the range of management’s expectation. Except Finance Company is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. China Telecom Corporation Limited Annual Report 2019 259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

42. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

	Short-term debt RMB millions	Long-term debt RMB millions	Lease liabilities/ finance lease obligations RMB millions	Dividend payable RMB millions	Deposits with Finance Company RMB millions (Note (i))	Other payables in respect of certain equity transactions RMB millions	Total RMB millions
Balance as at 1 January 2018	54,558	49,742	77	–	–	206	104,583
Financing cash flows	(5,021)	(4,073)	(73)	(7,745)	–	(226)	(17,138)
New finance leases	–	–	200	–	–	–	200
Interest expenses	–	304	12	–	–	–	316
Foreign exchange loss	–	18	–	–	–	–	18
Reduction of capital by non-controlling interests	–	–	–	–	–	20	20
Distribution to non-controlling interests	–	–	–	177	–	–	177
Dividends declared	–	–	–	7,568	–	–	7,568
Balance as at 31 December 2018	49,537	45,991	216	–	–	–	95,744
Change in accounting policy	–	–	45,648	–	–	–	45,648
Balance as at 1 January 2019	**49,537**	**45,991**	**45,864**	**–**	**–**	**–**	**141,392**
Financing cash flows	**(7,010)**	**(9,782)**	**(10,699)**	**(9,072)**	**4,098**	**(8)**	**(32,473)**
New leases	**–**	**–**	**8,856**	**–**	**–**	**–**	**8,856**
Lease modifications	**–**	**–**	**(589)**	**–**	**–**	**–**	**(589)**
Transferred to accounts payable	**–**	**–**	**(2,900)**	**–**	**–**	**–**	**(2,900)**
Interest expenses	**–**	**284**	**1,607**	**–**	**–**	**–**	**1,891**
Foreign exchange loss	**–**	**2**	**7**	**–**	**–**	**–**	**9**
Acquisition of non-controlling interests	**–**	**–**	**–**	**–**	**–**	**8**	**8**
Distribution to non-controlling interests	**–**	**–**	**–**	**181**	**–**	**–**	**181**
Dividends declared	**–**	**–**	**–**	**8,891**	**–**	**–**	**8,891**
Balance as at 31 December 2019	**42,527**	**36,495**	**42,146**	**–**	**4,098**	**–**	**125,266**

260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2019

42. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (continued)

Notes:

(i) As at 31 December 2019, the balance of deposits with Finance Company amounting to RMB4,098 million (31 December 2018: nil) were included in amounts due to China Telecom Group in accrued expenses and other payables (Note 21).

(ii) For the year ended 31 December 2019, other than the net financing cash outflows totalling RMB32,473 million as presented above: E-surfing Pay, a subsidiary of the Company, received RMB90 million as part of the total consideration amounting to RMB945 million in respect of contribution from non-controlling interests (Note 17); Finance Company, a subsidiary of the Company, received RMB1,500 million in respect of contribution from non-controlling interests (Note 26), and placed statutory reserve deposits amounting to RMB405 million at the People's Bank of China which is included in the balance of short-term bank deposits as at 31 December 2019.

43. RELATED PARTY TRANSACTIONS

(a) Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Listing Rules and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Continuing Connected Transactions" in the Report of Directors.

	Notes	2019 RMB millions	2018 RMB millions
Construction and engineering services	(i)	**14,014**	16,396
Receiving ancillary services	(ii)	**18,571**	16,744
Interconnection revenues	(iii)	**97**	80
Interconnection charges	(iii)	**183**	204
Receiving community services	(iv)	**3,464**	3,296
Net transaction amount of centralised services	(v)	**133**	519
Property lease income	(vi)	**57**	48
Property lease related expenses	(vii)	**577**	713
Addition to right-of-use assets	(vii)	**284**	–
Interest expense on lease liabilities	(vii)	**11**	–
Provision of IT services	(viii)	**464**	531
Receiving IT services	(viii)	**2,175**	1,895
Purchases of telecommunications equipment and materials	(ix)	**3,538**	3,760
Sales of telecommunications equipment and materials	(ix)	**1,444**	2,760
Internet applications channel services	(x)	**108**	298
Interest on loans from China Telecom Group*	(xi)	**1,485**	2,099
Others*	(xii)	**189**	186
Net deposit by China Telecom Group with Finance Company*	(xiii)	**4,098**	–
Interest expense on the deposit by China Telecom Group with Finance Company*	(xiii)	**7**	–

* *These transactions are conducted on normal commercial terms or better and are fully exempted from compliance with the reporting, announcement, independent shareholders' approval and annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules.*

China Telecom Corporation Limited Annual Report 2019 261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 43. RELATED PARTY TRANSACTIONS (continued) (a) Transactions with China Telecom Group (continued) Notes: (i) Represent construction and engineering as well as design and supervisory services provided by China Telecom Group. (ii) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services. (iii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls. (iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services. (v) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services. (vi) Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties. (vii) Represent amounts in relation to the leasing of properties from China Telecom Group. Property lease related expenses for the year ended 31 December 2019 include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. Property lease related expenses for the year ended 31 December 2018 represents lease fee paid and payable to China Telecom Group. (viii) Represent IT services provided to and received from China Telecom Group. (ix) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group. (x) Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc. (xi) Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 19). (xii) Represent amounts paid and payable to China Telecom Group primarily for usage of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights. (xiii) Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending services, deposit services and other financial services. 262NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 43. RELATED PARTY TRANSACTIONS (continued) (a) Transactions with China Telecom Group (continued) Notes: (i) Represent construction and engineering as well as design and supervisory services provided by China Telecom Group. (ii) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services. (iii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls. (iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services. (v) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services. (vi) Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties. (vii) Represent amounts in relation to the leasing of properties from China Telecom Group. Property lease related expenses for the year ended 31 December 2019 include the fee for short-term leases, leases of low-value assets, variable lease payments not depending on an index or a rate and fee for non-lease components. Property lease related expenses for the year ended 31 December 2018 represents lease fee paid and payable to China Telecom Group. (viii) Represent IT services provided to and received from China Telecom Group. (ix) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group. (x) Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc. (xi) Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 19). (xii) Represent amounts paid and payable to China Telecom Group primarily for usage of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights. (xiii) Represent amounts related to financial services provided by Finance Company to China Telecom Group, including lending services, deposit services and other financial services. 262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 43. RELATED PARTY TRANSACTIONS (continued) (a) Transactions with China Telecom Group (continued) Amounts due from/to China Telecom Group are summarised as follows: 31 December 2019 2018 RMB millions RMB millions Accounts receivable 1,188 1,327 Contract assets 27 24 Prepayments and other current assets 1,233 1,035 Total amounts due from China Telecom Group 2,448 2,386 Accounts payable 19,531 20,983 Accrued expenses and other payables 6,069 2,171 Contract liabilities 162 145 Lease liabilities 389 – Short-term debt 6,621 8,584 Long-term debt 23,300 37,000 Total amounts due to China Telecom Group 56,072 68,883 Amounts due from/to China Telecom Group, other than short-term debt, long-term debt, deposit with Finance Company included in accrued expenses and other payables (Note 42(i)), bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 19. As at 31 December 2019 and 2018, no material loss allowance was recognised in respect of amounts due from China Telecom Group. China Telecom Corporation Limited Annual Report 2019 263NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 43. RELATED PARTY TRANSACTIONS (continued) (a) Transactions with China Telecom Group (continued) Amounts due from/to China Telecom Group are summarised as follows: 31 December 2019 2018 RMB millions RMB millions Accounts receivable 1,188 1,327 Contract assets 27 24 Prepayments and other current assets 1,233 1,035 Total amounts due from China Telecom Group 2,448 2,386 Accounts payable 19,531 20,983 Accrued expenses and other payables 6,069 2,171 Contract liabilities 162 145 Lease liabilities 389 – Short-term debt 6,621 8,584 Long-term debt 23,300 37,000 Total amounts due to China Telecom Group 56,072 68,883 Amounts due from/to China Telecom Group, other than short-term debt, long-term debt, deposit with Finance Company included in accrued expenses and other payables (Note 42(i)), bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 19. As at 31 December 2019 and 2018, no material loss allowance was recognised in respect of amounts due from China Telecom Group. China Telecom Corporation Limited Annual Report 2019 263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

43. RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with China Tower

The principal transactions with China Tower are as follows. These transactions do not constitute connected transactions under the Listing Rules.

	Notes	2019 RMB millions	2018 RMB millions
Tower assets lease related expenses	(i)	**10,543**	16,063
Additions of right-of-use assets	(i)	**3,735**	–
Interest expense on lease liabilities	(i)	**938**	–
Provision of IT services	(ii)	**31**	32

Notes:

(i) Represent amounts in relation to the lease of tower assets. Tower assets lease related expenses for the year ended 31 December 2019 includes the variable lease payments not depending on an index or a rate and fee for non-lease components. Tower assets lease related expenses for the year ended 31 December 2018 represents tower assets lease and related fee paid and payable to China Tower.

(ii) Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	31 December 2019 RMB millions	31 December 2018 RMB millions
Accounts receivable	**5**	10
Prepayments and other current assets	**192**	293
Total amounts due from China Tower	**197**	303
Accounts payable	**4,312**	2,850
Accrued expenses and other payables	**1,261**	1,246
Contract liabilities	**1**	–
Lease liabilities	**24,474**	–
Total amounts due to China Tower	**30,048**	4,096

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 31 December 2019 and 2018, no material loss allowance was recognised in respect of amounts due from China Tower.

264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

43. RELATED PARTY TRANSACTIONS (continued)

(c) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2019 RMB thousands	2018 RMB thousands
Short-term employee benefits	9,604	7,942
Post-employment benefits	1,199	799
	10,803	8,741

The above remuneration is included in personnel expenses.

(d) Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group's post-employment benefit plans are disclosed in Note 45.

(e) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People's Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as "government-related entities").

Apart from transactions with parent company and its fellow subsidiaries (Note 43(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

- rendering and receiving services, including but not limited to telecommunications services
- sales and purchases of goods, properties and other assets
- lease of assets
- depositing and borrowing
- use of public utilities

These transactions are conducted in the ordinary course of the Group's business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

China Telecom Corporation Limited **Annual Report 2019** 265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 44. INFORMATION ABOUT THE STATEMENT OF FINANCIAL POSITION OF THE COMPANY 31 December 2019 2018 Note RMB millions RMB millions ASSETS Non-current assets Property, plant and equipment, net 406,749 404,622 Construction in progress 58,042 65,701 Right-of-use assets 60,839 – Lease prepayments – 21,554 Goodwill 29,877 29,877 Intangible assets 14,882 12,851 Investments in subsidiaries 9 16,044 11,377 Interests in associates 38,814 37,927 Equity instruments at fair value through other comprehensive income 1,255 665 Deferred tax assets 7,251 6,087 Other assets 3,918 7,928 Total non-current assets 637,671 598,589 Current assets Inventories 1,500 1,562 Income tax recoverable 1,534 39 Accounts receivable, net 19,161 18,758 Contract assets 370 367 Prepayments and other current assets 16,616 16,556 Short-term bank deposits 2,780 2,526 Cash and cash equivalents 6,382 6,183 Total current assets 48,343 45,991 Total assets 686,014 644,580 266NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 44. INFORMATION ABOUT THE STATEMENT OF FINANCIAL POSITION OF THE COMPANY 31 December 2019 2018 Note RMB millions RMB millions ASSETS Non-current assets Property, plant and equipment, net 406,749 404,622 Construction in progress 58,042 65,701 Right-of-use assets 60,839 – Lease prepayments – 21,554 Goodwill 29,877 29,877 Intangible assets 14,882 12,851 Investments in subsidiaries 9 16,044 11,377 Interests in associates 38,814 37,927 Equity instruments at fair value through other comprehensive income 1,255 665 Deferred tax assets 7,251 6,087 Other assets 3,918 7,928 Total non-current assets 637,671 598,589 Current assets Inventories 1,500 1,562 Income tax recoverable 1,534 39 Accounts receivable, net 19,161 18,758 Contract assets 370 367 Prepayments and other current assets 16,616 16,556 Short-term bank deposits 2,780 2,526 Cash and cash equivalents 6,382 6,183 Total current assets 48,343 45,991 Total assets 686,014 644,580 266

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 44. INFORMATION ABOUT THE STATEMENT OF FINANCIAL POSITION OF THE COMPANY (continued) 31 December 2019 2018 RMB millions RMB millions LIABILITIES AND EQUITY Current liabilities Short-term debt 63,394 60,532 Current portion of long-term debt 4,444 1,139 Accounts payable 101,280 105,124 Accrued expenses and other payables 35,060 34,456 Contract liabilities 50,119 52,039 Income tax payable 53 471 Current portion of lease liabilities/finance lease obligations 11,300 101 Current portion of deferred revenues 358 375 Total current liabilities 266,008 254,237 Net current liabilities (217,665) (208,246) Total assets less current liabilities 420,006 390,343 Non-current liabilities Long-term debt 32,051 44,852 Lease liabilities/finance lease obligations 30,137 101 Deferred revenues 1,097 1,454 Deferred tax liabilities 18,820 12,908 Other non-current liabilities 600 668 Total non-current liabilities 82,705 59,983 Total liabilities 348,713 314,220 China Telecom Corporation Limited Annual Report 2019 267NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 44. INFORMATION ABOUT THE STATEMENT OF FINANCIAL POSITION OF THE COMPANY (continued) 31 December 2019 2018 RMB millions RMB millions LIABILITIES AND EQUITY Current liabilities Short-term debt 63,394 60,532 Current portion of long-term debt 4,444 1,139 Accounts payable 101,280 105,124 Accrued expenses and other payables 35,060 34,456 Contract liabilities 50,119 52,039 Income tax payable 53 471 Current portion of lease liabilities/finance lease obligations 11,300 101 Current portion of deferred revenues 358 375 Total current liabilities 266,008 254,237 Net current liabilities (217,665) (208,246) Total assets less current liabilities 420,006 390,343 Non-current liabilities Long-term debt 32,051 44,852 Lease liabilities/finance lease obligations 30,137 101 Deferred revenues 1,097 1,454 Deferred tax liabilities 18,820 12,908 Other non-current liabilities 600 668 Total non-current liabilities 82,705 59,983 Total liabilities 348,713 314,220 China Telecom Corporation Limited Annual Report 2019 267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

44. INFORMATION ABOUT THE STATEMENT OF FINANCIAL POSITION OF THE COMPANY (continued)

		31 December	
	Note	2019 RMB millions	2018 RMB millions
Equity			
Share capital		**80,932**	80,932
Reserves	26	**256,369**	249,428
Total equity		**337,301**	330,360
Total liabilities and equity		**686,014**	644,580

Note: The Company has applied IFRS 16 since 1 January 2019 in accordance with transitional provision stated in Note 2. Lease liabilities amounted to RMB45,292 million and right-of-use assets amounted to RMB64,947 million were recognised on initial application of IFRS 16, respectively.

45. POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees' salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group's contributions for the above plans for the year ended 31 December 2019 were RMB8,616 million (31 December 2018: RMB7,256 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2019 was RMB755 million (31 December 2018: RMB675 million).

268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 46. SHARE APPRECIATION RIGHTS The Group implemented a share appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, share appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the share appreciation rights over the applicable period. In November 2018, the Company approved the granting of 2,394 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$3.81 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing November 2020. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total share appreciation rights granted to such person. During the year ended 31 December 2019 and 2018, no share appreciation right units were exercised. For the year ended 31 December 2019, compensation expense of RMB136 million was recognised by the Group in respect of share appreciation rights (2018: RMB30 million). As at 31 December 2019, the carrying amount of the liability arising from share appreciation rights was RMB166 million (2018: RMB30 million). 47. ACCOUNTING ESTIMATES AND JUDGMENTS The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change. The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 3. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements. China Telecom Corporation Limited Annual Report 2019 269NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 46. SHARE APPRECIATION RIGHTS The Group implemented a share appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, share appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the share appreciation rights over the applicable period. In November 2018, the Company approved the granting of 2,394 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$3.81 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing November 2020. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total share appreciation rights granted to such person. During the year ended 31 December 2019 and 2018, no share appreciation right units were exercised. For the year ended 31 December 2019, compensation expense of RMB136 million was recognised by the Group in respect of share appreciation rights (2018: RMB30 million). As at 31 December 2019, the carrying amount of the liability arising from share appreciation rights was RMB166 million (2018: RMB30 million). 47. ACCOUNTING ESTIMATES AND JUDGMENTS The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change. The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 3. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements. China Telecom Corporation Limited Annual Report 2019 269

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 47. ACCOUNTING ESTIMATES AND JUDGMENTS (continued) Provision of ECL for accounts receivable The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward- looking information are considered. In addition, accounts receivable with significant balances or credit-impaired are assessed for ECL individually. The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Group’s accounts receivable are disclosed in Notes 40 and 15. Impairment of goodwill and long-lived assets If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 3(h). The carrying amounts of the Group’s long- lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress, right-of-use assets and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash- generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long- lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. For the year ended 31 December 2019, no provision for impairment loss was made against the carrying value of long-lived assets (2018: Nil). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods. 270NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 47. ACCOUNTING ESTIMATES AND JUDGMENTS (continued) Provision of ECL for accounts receivable The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward- looking information are considered. In addition, accounts receivable with significant balances or credit-impaired are assessed for ECL individually. The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Group’s accounts receivable are disclosed in Notes 40 and 15. Impairment of goodwill and long-lived assets If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 3(h). The carrying amounts of the Group’s long- lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress, right-of-use assets and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash- generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long- lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. For the year ended 31 December 2019, no provision for impairment loss was made against the carrying value of long-lived assets (2018: Nil). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods. 270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 47. ACCOUNTING ESTIMATES AND JUDGMENTS (continued) Depreciation and amortisation Property, plant and equipment and intangible assets with finite useful lives are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates. 48. POSSIBLE IMPACT OF NEW AND AMENDMENTS TO STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2019 Up to the date of issue of the consolidated financial statements, the IASB has issued the following new and amendments to standards which are not yet effective and not early adopted by the Group for the annual accounting period ended 31 December 2019: Effective for accounting period beginning on or after Amendments to IFRS 3, “Definition of a Business” 1 January 2020 Amendments to IAS 1 and IAS 8, “Definition of Material” 1 January 2020 Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform” 1 January 2020 IFRS 17, “Insurance Contracts” 1 January 2021 Amendments to IAS 1 ”Classification of Liabilities as Current or Non-current” 1 January 2022 Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” To be determined In addition to the above new and amendments to standards, a revised Conceptual Framework for Financial Reporting was issued in 2018. Its consequential amendments, the Amendments to References to the Conceptual Framework in IFRS Standards, will be effective for annual periods beginning on or after 1 January 2020. The Group is in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the IASB which are not yet effective for the accounting period ended on 31 December 2019. So far the Group believes that the adoption of these new and amendments to standards is unlikely to have a significant impact on its financial position and the results of operations. China Telecom Corporation Limited Annual Report 2019 271NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 47. ACCOUNTING ESTIMATES AND JUDGMENTS (continued) Depreciation and amortisation Property, plant and equipment and intangible assets with finite useful lives are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates. 48. POSSIBLE IMPACT OF NEW AND AMENDMENTS TO STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2019 Up to the date of issue of the consolidated financial statements, the IASB has issued the following new and amendments to standards which are not yet effective and not early adopted by the Group for the annual accounting period ended 31 December 2019: Effective for accounting period beginning on or after Amendments to IFRS 3, “Definition of a Business” 1 January 2020 Amendments to IAS 1 and IAS 8, “Definition of Material” 1 January 2020 Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform” 1 January 2020 IFRS 17, “Insurance Contracts” 1 January 2021 Amendments to IAS 1 ”Classification of Liabilities as Current or Non-current” 1 January 2022 Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” To be determined In addition to the above new and amendments to standards, a revised Conceptual Framework for Financial Reporting was issued in 2018. Its consequential amendments, the Amendments to References to the Conceptual Framework in IFRS Standards, will be effective for annual periods beginning on or after 1 January 2020. The Group is in the process of making an assessment of the impact that will result from adopting the new and amendments to standards issued by the IASB which are not yet effective for the accounting period ended on 31 December 2019. So far the Group believes that the adoption of these new and amendments to standards is unlikely to have a significant impact on its financial position and the results of operations. China Telecom Corporation Limited Annual Report 2019 271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 49. EVENTS AFTER THE REPORTING PERIOD (a) Issue of corporate bonds On 10 March 2020, the Group issued three-year, RMB2,000 million corporate bonds to qualified investors in Shanghai Securities Exchange with annual interest rate of 2.90%. (b) The impact of the Novel Coronavirus (COVID-19) Epidemic Following the outbreak of the novel coronavirus (COVID-19) epidemic in early 2020, related prevention and control measures across China and other part of the world have been implemented. In addition, the Group has taken a series of measures to ensure smooth and reliable communications. The continuous pandemic has impacted business development and network construction of the Group. The Group will keep continuous attention on the developments of and changes in this situation, timely assess and actively respond to its impacts on the financial position, operating results and other aspects of the Group. 50. PARENT AND ULTIMATE HOLDING COMPANY The parent and ultimate holding company of the Company as at 31 December 2019 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. 272NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended 31 December 2019 49. EVENTS AFTER THE REPORTING PERIOD (a) Issue of corporate bonds On 10 March 2020, the Group issued three-year, RMB2,000 million corporate bonds to qualified investors in Shanghai Securities Exchange with annual interest rate of 2.90%. (b) The impact of the Novel Coronavirus (COVID-19) Epidemic Following the outbreak of the novel coronavirus (COVID-19) epidemic in early 2020, related prevention and control measures across China and other part of the world have been implemented. In addition, the Group has taken a series of measures to ensure smooth and reliable communications. The continuous pandemic has impacted business development and network construction of the Group. The Group will keep continuous attention on the developments of and changes in this situation, timely assess and actively respond to its impacts on the financial position, operating results and other aspects of the Group. 50. PARENT AND ULTIMATE HOLDING COMPANY The parent and ultimate holding company of the Company as at 31 December 2019 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. 272

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	Year ended 31 December				
	2019 RMB	2018 RMB	2017 RMB	2016 RMB	2015 RMB
Results of operation					
Operating revenues	**375,734**	377,124	366,229	352,534	331,517
Depreciation and amortisation	**88,145**	75,493	74,951	67,942	67,666
Network operations and support	**109,799**	116,062	103,969	94,156	81,433
Selling, general and administrative	**57,361**	59,422	58,434	56,426	54,480
Personnel expenses	**63,567**	59,736	56,043	54,504	52,586
Other operating expenses	**27,792**	37,697	45,612	52,286	48,905
Operating expenses	**346,664**	348,410	339,009	325,314	305,070
Operating profit	**29,070**	28,714	27,220	27,220	26,447
Gain from Tower Assets Disposal	**–**	–	–	–	5,214
Net finance costs	**(3,639)**	(2,708)	(3,291)	(3,235)	(4,273)
Investment income	**30**	38	147	40	8
Income from investments in associates	**1,573**	2,104	877	91	(698)
Profit before taxation	**27,034**	28,148	24,953	24,116	26,698
Income tax	**(6,322)**	(6,810)	(6,192)	(5,993)	(6,552)
Profit for the year	**20,712**	21,338	18,761	18,123	20,146
Other comprehensive income for the year					
Items that will not be reclassified subsequently to profit or loss:					
Change in fair value of investments in equity instruments at fair value through other comprehensive income	**604**	(324)	–	–	–
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	**(147)**	82	–	–	–
Items that may be reclassified subsequently to profit or loss:					
Change in fair value of available-for-sale equity securities	**–**	–	(400)	(228)	652
Deferred tax on change in fair value of available-for-sale equity securities	**–**	–	100	57	(163)
Exchange difference on translation of financial statements of subsidiaries outside mainland China	**102**	154	(259)	190	129
Share of other comprehensive income of associates	**(2)**	(7)	7	6	3
Other comprehensive income for the year, net of tax	**557**	(95)	(552)	25	621
Total comprehensive income for the year	**21,269**	21,243	18,209	18,148	20,767
Profit attributable to					
Equity holders of the Company	**20,517**	21,210	18,617	18,018	20,058
Non-controlling interests	**195**	128	144	105	88
Profit for the year	**20,712**	21,338	18,761	18,123	20,146
Total comprehensive income attributable to					
Equity holders of the Company	**21,074**	21,115	18,065	18,043	20,679
Non-controlling interests	**195**	128	144	105	88
Total comprehensive income for the year	**21,269**	21,243	18,209	18,148	20,767
Basic earnings per share	**0.25**	0.26	0.23	0.22	0.25

China Telecom Corporation Limited **Annual Report 2019** 273

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	As at 31 December of the year				
	2019 RMB	2018 RMB	2017 RMB	2016 RMB	2015 RMB
Financial condition					
Property, plant and equipment, net	410,008	407,795	406,257	389,671	374,004
Construction in progress	59,206	66,644	73,106	80,386	69,107
Other non-current assets	160,735	115,938	110,281	108,367	108,369
Cash and bank deposits	24,419	23,480	22,510	27,948	34,388
Other current assets	48,763	49,525	49,040	46,186	43,879
Total assets	703,131	663,382	661,194	652,558	629,747
Current liabilities	264,661	258,920	275,408	319,133	256,074
Non-current liabilities	83,430	60,363	59,089	17,077	68,883
Total liabilities	348,091	319,283	334,497	336,210	324,957
Total equity attributable to equity holders of the Company	352,510	343,069	325,867	315,377	303,823
Non-controlling interests	2,530	1,030	830	971	967
Total equity	355,040	344,099	326,697	316,348	304,790
Total liabilities and equity	703,131	663,382	661,194	652,558	629,747

274

SHAREHOLDER INFORMATION

Share Information

Share Listing

China Telecom Corporation Limited's H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2019 Share Price	HK$ per H Share			US$ per ADS		
	High	Low	Close	High	Low	Close
	4.47	2.95	3.21	56.66	37.65	41.19

Number of issued shares: (as at 31 December 2019)	80,932,368,321
Market capitalisation: (as at 31 December 2019)	HK$259.8 billion

China Telecom Corporation Limited Annual Report 2019 275

SHAREHOLDER INFORMATION

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2019.


600
500
400
300
200
100
0
11/2002
11/2003
11/2004
11/2005
11/2006
11/2007
11/2008
11/2009
11/2010
11/2011
11/2012
11/2013
11/2014
11/2015
11/2016
11/2017
11/2018
11/2019
China Telecom (+121%)
HSI (+186%)
MSCI (+79%)

276

SHAREHOLDER INFORMATION

Distribution of Shares and Shareholdings

The share capital of the Company as at 31 December 2019 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2019, the share capital of the Company comprised:

	Number of Shares	Percentage of the Total Number of Shares (%)
Total Number of Domestic Shares:	67,054,958,321	82.85
Domestic shares held by:		
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Group Limited	957,031,543	1.18
Total Number of H Shares (including ADSs):	13,877,410,000	17.15
Total	80,932,368,321	100.00

Major Shareholders of H Shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2019:

Name of Shareholder	Number of Shares	Percentage of the Total Number of H Shares in Issue (%)
Citigroup Inc.	1,437,045,756	10.35
BlackRock, Inc.	1,266,251,025	9.12
JPMorgan Chase & Co.	1,248,678,064	8.99
The Bank of New York Mellon Corporation	1,037,754,265	7.48
GIC Private Limited	971,432,320	7.00
Templeton Global Advisors Limited	965,225,382	6.96

China Telecom Corporation Limited Annual Report 2019 277

SHAREHOLDER INFORMATION

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095
2015 Final	30 May 2016	25 May 2016	15 July 2016	0.095
2016 Final	26 May 2017	23 May 2017	21 July 2017	0.105
2017 Final	31 May 2018	28 May 2018	27 July 2018	0.115
2018 Final	3 June 2019	29 May 2019	26 July 2019	0.125
2019 Final	1 June 2020	26 May 2020	31 July 2020	0.125**

* *On the basis of HK$0.065 per share, pro-rated based on the number of days the Company's shares have been listed during the year of 2002.*

** *The dividend proposal is subject to shareholders' approval at the 2019 Annual General Meeting to be held on 26 May 2020.*

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at https://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2019 with the United States Securities and Exchange Commission by 30 April 2020.

278

SHAREHOLDER INFORMATION 2019 Annual Report Survey Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2018”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to contribute HK$50 to a charitable organisation for each questionnaire received. In this regard, we have given a sum of HK$10,000 to the charitable organisation, WWF, in 2019. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings. We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2019”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com. Annual General Meeting To be held at 11:00 a.m. on 26 May 2020 in Grand Hyatt Hong Kong. Registered office Address: 31 Jinrong Street Xicheng District Beijing PRC 100033 Tel: 86 10 5850 1800 Fax: 86 10 6601 0728 Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department: Investor Relations Department Tel: 852 2877 9777 IR Enquiry: 852 2582 0388 Fax: 852 2877 0988 Email: ir@chinatelecom-h.com China Telecom Corporation Limited Annual Report 2019 279SHAREHOLDER INFORMATION 2019 Annual Report Survey Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2018”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to contribute HK$50 to a charitable organisation for each questionnaire received. In this regard, we have given a sum of HK$10,000 to the charitable organisation, WWF, in 2019. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings. We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2019”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com. Annual General Meeting To be held at 11:00 a.m. on 26 May 2020 in Grand Hyatt Hong Kong. Registered office Address: 31 Jinrong Street Xicheng District Beijing PRC 100033 Tel: 86 10 5850 1800 Fax: 86 10 6601 0728 Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department: Investor Relations Department Tel: 852 2877 9777 IR Enquiry: 852 2582 0388 Fax: 852 2877 0988 Email: ir@chinatelecom-h.com China Telecom Corporation Limited Annual Report 2019 279

SHAREHOLDER INFORMATION Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar: H share registrar Computershare Hong Kong Investor Services Limited Address: Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong Tel: 852 2862 8555 Fax: 852 2865 0990 Email: hkinfo@computershare.com.hk Any enquiries relating to ADSs, please contact the depositary: The Bank of New York Mellon Address: BNY Mellon Shareowner Services P.O. Box 505000 Louisville KY 40233-5000 Tel: 1-866-240-8333 (toll free in USA) 1-201-680-6825 (international) Email: shrrelations@cpushareownerservices.com 280SHAREHOLDER INFORMATION Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar: H share registrar Computershare Hong Kong Investor Services Limited Address: Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong Tel: 852 2862 8555 Fax: 852 2865 0990 Email: hkinfo@computershare.com.hk Any enquiries relating to ADSs, please contact the depositary: The Bank of New York Mellon Address: BNY Mellon Shareowner Services P.O. Box 505000 Louisville KY 40233-5000 Tel: 1-866-240-8333 (toll free in USA) 1-201-680-6825 (international) Email: shrrelations@cpushareownerservices.com 280

CORPORATE CULTURE About China Telecom China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock Corporate Mission limited company incorporated in the People’s Republic of China with limited liability, Let the customers fully enjoy a new information life together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated intelligent information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2019, the Strategic Goal Company had mobile subscribers of about 336 million, wireline broadband subscribers of Be a leading integrated intelligent information services operator about 153 million and access lines in service of about 111 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or ”HKSE”) and the New York Stock Exchange respectively. Core Value Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together Operation Philosophy Pursue mutual growth of corporate value and customer value Service Philosophy Customer First Service Foremost Code of Corporate Practice Keep promise and provide excellent service for customers Cooperate honestly and seek win-win result in joint innovation Operate prudently and enhance corporate value continuously Manage precisely and allocate resources scientifically Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen Corporate Slogan Connecting the WorldCORPORATE CULTURE About China Telecom China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock Corporate Mission limited company incorporated in the People’s Republic of China with limited liability, Let the customers fully enjoy a new information life together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated intelligent information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2019, the Strategic Goal Company had mobile subscribers of about 336 million, wireline broadband subscribers of Be a leading integrated intelligent information services operator about 153 million and access lines in service of about 111 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or ”HKSE”) and the New York Stock Exchange respectively. Core Value Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together Operation Philosophy Pursue mutual growth of corporate value and customer value Service Philosophy Customer First Service Foremost Code of Corporate Practice Keep promise and provide excellent service for customers Cooperate honestly and seek win-win result in joint innovation Operate prudently and enhance corporate value continuously Manage precisely and allocate resources scientifically Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen Corporate Slogan Connecting the World

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2019 will be held at 11:00 a.m. on Tuesday, 26 May 2020 at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2019 be considered and approved, and the Board be authorised to prepare the budget of the Company for the year 2020.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2019 be considered and approved.

3.

THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2020 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.

To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the seventh session of the Board of Directors of the Company:

4.1

THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

4.2

THAT the election of Li Zhengmao as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Li Zhengmao; and THAT the Board be and is hereby authorised to determine his remuneration.

4.3

THAT the election of Shao Guanglu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Shao Guanglu; and THAT the Board be and is hereby authorised to determine his remuneration.

4.4

THAT the re-election of Chen Zhongyue as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Zhongyue; and THAT the Board be and is hereby authorised to determine his remuneration.

4.5

THAT the re-election of Liu Guiqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Liu Guiqing; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6

THAT the re-election of Zhu Min as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhu Min; and THAT the Board be and is hereby authorised to determine her remuneration.

4.7

THAT the re-election of Wang Guoquan as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Guoquan; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8

THAT the re-election of Chen Shengguang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Shengguang; and THAT the Board be and is hereby authorised to determine his remuneration.

4.9

THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

4.10

THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

4.11

THAT the re-election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

4.12

THAT the re-election of Yeung Chi Wai, Jason as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yeung Chi Wai, Jason; and THAT the Board be and is hereby authorised to determine his remuneration.

5.

To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the seventh session of the Supervisory Committee of the Company:

5.1

THAT the re-election of Sui Yixun as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Sui Yixun, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

5.2

THAT the re-election of Xu Shiguang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Xu Shiguang, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his or her opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

7.

THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, corporate bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2020 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved; THAT the Board or any two or more Directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds and corporate bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)

do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)

take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified;

and THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by the National Association of Financial Market Institutional Investors; THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, register high quality entity corporate bonds with an aggregate amount not exceeding RMB30 billion in accordance with the relevant rules of the National Development and Reform Commission.

8.

THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing arrangements to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)

Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)

Use of proceeds: The issuance of company bonds shall meet the requirements for repayment of interest-bearing debts, replenishing the operating working capital of the Company or for the purposes of investments in fixed assets and projects, etc..

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2020 is held;

and THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the Shareholders in this meeting and all matters relating to the issue);

(b)

do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)

take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)

if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)

subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s Shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(e)

the Board be authorised to increase the registered capital of the Company as to reflect the issue of shares in the Company authorised under this special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 9 April 2020

Notes:

(1)

Details of the resolutions stated above are set out in the 2019 annual report and the circular dated 9 April 2020 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from Sunday, 26 April 2020 to Tuesday, 26 May 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2020. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Tuesday, 26 May 2020 are entitled to attend the annual general meeting.

(3)

The Board of Directors of the Company has recommended a final dividend of HK$0.125 per share (pre-tax) for the year ended 31 December 2019 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 9 June 2020. The H Share Register of Members will be closed from Wednesday, 3 June 2020 to Tuesday, 9 June 2020 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Tuesday, 2 June 2020.

(4)

Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder of the Company. Each shareholder who wishes to appoint one or more proxies should read through the 2019 annual report and the circular dated 9 April 2020 of the Company.

(5)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)

Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before Tuesday, 5 May 2020.

(7)

Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)

The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

According to the Joint Statement in relation to General Meetings in light of the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation issued by The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission and the Prevention of Coronavirus Disease 2019 (“COVID-19”) guidelines issued by the Centre for Health Protection of the Department of Health, the Company will implement precautionary measures against COVID-19 at the Annual General Meeting for the sake of health and safety of our Shareholders, Directors, staff and other participants which include but not limited to:

•

compulsory body temperature checks at the main entrance of Grand Hyatt Hong Kong where the Annual General Meeting will be held. Any person who has a fever, i.e. with a body temperature shown on the hotel’s thermometer above 37 degrees Celsius, would not be allowed to access to the venue. Any denied entry to the venue shall also mean the person would not be allowed to attend the Annual General Meeting

•	mandatory use of surgical face masks during the attendance at the Annual General Meeting

•

the Company shall have the absolute discretion to refuse anyone who does not comply with the above precautionary measures, is subject to quarantine, has any flu-like symptoms or has travelled overseas within 14 days immediately before the Annual General Meeting, or has close contact with any person under quarantine or with recent overseas travel history access to the venue of the Annual General Meeting and attend the Annual General Meeting

•	appropriate distance and space will be maintained and as such, the Company may limit the number of attendees at the Annual General Meeting as appropriate to avoid over-crowding

•	the Company will not distribute corporate gifts or provide refreshments

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders to appoint the Chairman of the Annual General Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Annual General Meeting in person. Depending on the development of the COVID-19 epidemic, the Company may implement further precautionary measures and may make relevant adjustments and arrangements for the Annual General Meeting and will issue further announcement as appropriate.

(11)

Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above), a Black Rainstorm Warning Signal or extreme conditions are in force on the day of the annual general meeting.

(12)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED RE-ELECTION AND ELECTION OF

DIRECTORS, PROPOSED RE-ELECTION OF SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 9 April 2020 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2019 to be held at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 26 May 2020 at 11:00 a.m. is set out on pages 17 to 26 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

According to the Joint Statement in relation to General Meetings in light of the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation issued by The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission and the Prevention of Coronavirus Disease 2019 (“COVID-19”) guidelines issued by the Centre for Health Protection of the Department of Health, the Company will implement precautionary measures against COVID-19 at the Annual General Meeting for the sake of health and safety of our Shareholders, Directors, staff and other participants which include but not limited to:

•

compulsory body temperature checks at the main entrance of Grand Hyatt Hong Kong where the Annual General Meeting will be held. Any person who has a fever, i.e. with a body temperature shown on the hotel’s thermometer above 37 degrees Celsius, would not be allowed to access to the venue. Any denied entry to the venue shall also mean the person would not be allowed to attend the Annual General Meeting

•	mandatory use of surgical face masks during the attendance at the Annual General Meeting

•

the Company shall have the absolute discretion to refuse anyone who does not comply with the above precautionary measures, is subject to quarantine, has any flu-like symptoms or has travelled overseas within 14 days immediately before the Annual General Meeting, or has close contact with any person under quarantine or with recent overseas travel history access to the venue of the Annual General Meeting and attend the Annual General Meeting

•	appropriate distance and space will be maintained and as such, the Company may limit the number of attendees at the Annual General Meeting as appropriate to avoid over-crowding

•	the Company will not distribute corporate gifts or provide refreshments

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders to appoint the Chairman of the Annual General Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Annual General Meeting in person. Depending on the development of the COVID-19 epidemic, the Company may implement further precautionary measures and may make relevant adjustments and arrangements for the Annual General Meeting and will issue further announcement as appropriate.

9 April 2020

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on Tuesday, 26 May 2020, or any adjournment thereof, the notice of which is set out in this circular

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有 限公司), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications businesses such as Internet access services, information services and other related services

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Stock Exchange” or “HKSE”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Chen Zhongyue	Xicheng District
Liu Guiqing	Beijing 100033, PRC
Zhu Min
Wang Guoquan	Principal place of business in Hong Kong:
28th Floor
Non-Executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong
Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason
9 April 2020

To the Shareholders

Dear Sir or Madam,

PROPOSED RE-ELECTION AND ELECTION OF

DIRECTORS, PROPOSED RE-ELECTION OF SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding certain resolutions to be proposed at the AGM and to set out the notice of AGM.

At the AGM, amongst other things, ordinary resolutions will be proposed to approve the proposed election of members to the seventh session of the Board of Directors and the seventh session of the Supervisory Committee of the Company and a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF MEMBERS TO THE SEVENTH SESSION OF THE BOARD OF DIRECTORS AND THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE (SHAREHOLDER REPRESENTATIVE SUPERVISORS)

Reference is made to the announcement of the Company dated 24 March 2020 in relation to the proposed re-election and election of Directors, proposed re-election of Supervisors and retirement of Supervisor. The term of office of the current session of the members of the Board of Directors and the Supervisory Committee will expire on the date of the AGM. Due to his age, Mr. Ye Zhong, a Shareholder Representative Supervisor of the sixth session of the Supervisory Committee, will retire from his position as a Supervisor upon the expiry of his term of service on the date of the AGM.

The following persons have been nominated for election as members of the seventh session of the Board of Directors or the Supervisory Committee (Shareholder Representative Supervisors). Separate ordinary resolutions will be proposed to the Shareholders at the AGM for approval.

Proposed Directors	Proposals

Ke Ruiwen	Re-elected to be Director
Li Zhengmao	Elected to be Director
Shao Guanglu	Elected to be Director
Chen Zhongyue	Re-elected to be Director
Liu Guiqing	Re-elected to be Director
Zhu Min	Re-elected to be Director
Wang Guoquan	Re-elected to be Director
Chen Shengguang	Re-elected to be Director
Tse Hau Yin, Aloysius	Re-elected to be Independent Director
Xu Erming	Re-elected to be Independent Director
Wang Hsuehming	Re-elected to be Independent Director
Yeung Chi Wai, Jason	Re-elected to be Independent Director

Proposed Supervisors	Proposals

Sui Yixun	Re-elected to be Supervisor
Xu Shiguang	Re-elected to be Supervisor

Biographical details of the above proposed Directors and Supervisors (collectively called “Nominee(s)”) are set out in Appendix I to this circular. In addition, the Employee Representative Supervisors of the Company shall be democratically elected by the employees of the Company at the employee representatives meeting; the results of such election will be announced separately.

Except as stated in Appendix I to this circular, (i) no Nominee has held any directorship in any other listed companies in the past three years; (ii) no Nominee has taken up any other position in any group companies of the Company; (iii) no Nominee has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iv) no Nominee has any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

LETTER FROM THE BOARD

The proposal for the re-election and election of the Nominees will be submitted for Shareholders’ approval at the AGM, and their terms of office will become effective from the date of approval at the AGM. Each of the Nominees will enter into a service contract with the Company (with effect from the approval date of the relevant resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023).

After obtaining the relevant approval from the Shareholders at the AGM, the Board and the Supervisory Committee will have the authority to determine the remuneration of each Director and Supervisor, respectively. The Board and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duties, responsibilities, experience as well as the current market situations.

The Nomination Committee and the Board of the Company are of the view that the Nominees of the seventh session of the Board possess diverse areas of solid and qualified expertise, covering areas in telecommunications, accounting, finance, law, banking, regulatory compliance and management. They possess professional experience and knowledge which are strongly complementary to each other and such knowledge and experience are conducive to the scientific decision-making of the Board. At the same time, there are also diverse characteristics among the Nominees of the Board in terms of gender, age, education background, professional experience, skills, knowledge and years of service, which is in alignment with the Board Diversity Policy. It can facilitate the enhancement of management standard and the further standardisation of corporate governance practices, resulting in a more comprehensive and balanced Board structure and decision-making process and enhancement of the governance standard performance of the Company.

The Nominees for the seventh session of the Board include four Independent Directors which constitutes one-third of the Board and fulfils the requirements under the Listing Rules. In considering the proposed re-election of Independent Directors, the Nomination Committee and the Board of the Company have taken into account the following factors:

1.

The Nominees for Independent Directors have extensive and solid experience in different sectors including management, finance, accounting, legal, regulatory compliance, banking, etc. Their education, background, experience and practical experience enable them to provide valuable and diversified opinions.

2.

The Nominees for Independent Directors have all confirmed to the Company that they comply with the independence requirement pursuant to Rule 3.13 of the Listing Rules. During their respective tenure, they have proactively and diligently carried out their duties as Independent Directors and have provided valuable independent advice on the affairs of the Company from time to time with their remarkable professional knowledge and comprehensive experience which facilitated the enhancement of management standard and the further standardisation of corporate governance practices of the Company, protecting the overall interests of the Shareholders as a whole. The Company has conducted assessment on their independence and is of the view that each of them complies with the independence requirement as set out in Rule 3.13 of the Listing Rules and that they are considered as independent.

LETTER FROM THE BOARD

3.

Despite the fact that Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming, the Independent Directors have already served as Independent Directors of the Company for more than nine years, they have not engaged in the daily administrative management of the Group. They have expressed objective views and exercised independent judgements in fulfilling their duties to the Company as Independent Directors, and they continue to demonstrate the ability to provide an independent, balanced and objective view to the affairs of the Company. Taking into consideration their comprehensive knowledge, professional skills and experience as well as their thorough and deepened understanding of the Company and the Company’s relevant industry, they will bring valuable contribution to the future sustainable and healthy development of the Company.

4.

None of the Nominees for Independent Directors holds a position as a director in seven or more than seven listed companies. They have confirmed that they devote sufficient time and attention to the Company.

Accordingly, the Nomination Committee and the Board of the Company are of the view that the re-election of the four Nominees for Independent Directors to be the Independent Directors of the Company can enhance the level of management of the Company by virtue of their professional knowledge and extensive experience, while promoting the independence and objectiveness in decision-making of the Board and the comprehensive and impartial supervision of the management of the Company in the interests of the Company and the Shareholders as a whole.

Save as disclosed in this circular, there is no other information relating to the proposed appointments of the Nominees which should be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any other matters which need to be brought to the attention of the Shareholders.

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement with regard to the proposed amendments to the Articles of Association published by the Company on 24 March 2020. The Ministry of Industry and Information Technology of the People’s Republic of China has issued a new version of the operation permit for value-added telecommunications businesses to China Telecom and has amended the relevant provisions for information services business and its geographical scope. Therefore, pursuant to the requirements of regulatory authorities and the actual operational needs of the Company, the Board proposes to amend the relevant provisions of the Articles of Association regarding the scope of business to reflect the amendments to the contents of the operation permit for value-added telecommunications businesses.

Meanwhile, pursuant to the “Reply of the State Council on the Adjustment of the Notice Period of the General Meeting and Other Matters Applicable to the Overseas Listed Companies (Guo Han [2019] No. 97)” to amend the requirements with respect to notice period, shareholders’ proposal rights and convening procedures for general meetings applicable to joint stock companies incorporated in the People’s Republic of China and listed overseas, the Board proposes to amend the relevant provisions of the Articles of Association regarding the procedures convening general meetings accordingly.

For details of the proposed amendments to the Articles of Association, please refer to Appendix II of this circular.

LETTER FROM THE BOARD

4.	RECOMMENDATION

The Board considers that all resolutions proposed at the AGM are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favour of the resolutions to be proposed at the AGM.

5.	AGM

A notice convening the AGM is set out on pages 17 to 26 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before Tuesday, 5 May 2020.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to the Office of the Board of Directors of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

6.	PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

The Company will implement appropriate precautionary measures against the COVID-19 epidemic at the Annual General Meeting, details of which have been disclosed on the cover of this circular and page 26 of the notice of annual general meeting. Besides, in light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders to appoint the Chairman of the Annual General Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Annual General Meeting in person. In view of the travelling restrictions imposed by various jurisdictions including Hong Kong to prevent the spread of COVID-19, certain Director(s), Board Committees member(s), senior management and Supervisor(s) of the Company may attend the Annual General Meeting through video conference or other electronic means to answer Shareholders’ enquires. The Company will closely monitor the development of COVID-19 and may make relevant adjustments and arrangements for the Annual General Meeting to the extent as permitted by applicable laws and regulations and will issue further announcement(s) for such adjustments or re-arrangements, if any, as appropriate.

By Order of the Board

China Telecom Corporation Limited

Ke Ruiwen

Chairman and Chief Executive Officer

APPENDIX I	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Ke Ruiwen, age 56, is an Executive Director, the Chairman of the Board of Directors and Chief Executive Officer of the Company. He joined the Board of Directors of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, Vice President and President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also the Chairman of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Li Zhengmao, age 57, is the President and Chief Operating Officer of the Company. Mr. Li graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of the HKSE, a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is also a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry.

Mr. Shao Guanglu, age 56, is a professor level senior engineer. He graduated and received master degrees in engineering and economics from Harbin Institute of Technology and a doctorate degree in management from Nankai University. Mr. Shao served as a Deputy General Manager of China United Network Communications Group Company Limited, an Executive Director and Senior Vice President of China Unicom (Hong Kong) Limited which is listed on the Main Board of the HKSE, a Senior Vice President of China United Network Communications Limited which is listed on the Shanghai Stock Exchange, a Director and Senior Vice President of China United Network Communications Corporation Limited, a Non-Executive Director of China Communications Services Corporation Limited, China Tower Corporation Limited and PCCW Limited, all of which are listed on the Main Board of the HKSE, and a member of the board of directors of Open Networking Foundation. Mr. Shao is currently a Director of China Telecommunications Corporation, a member of the strategy committee of GSM Association, a Vice President of China Information Technology Industry Federation and Deputy Director of Communications Science and Technology Committee of the Ministry of Industry and Information Technology of the People’s Republic of China. Mr. Shao has extensive experience in management and the telecommunications industry.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Chen Zhongyue, age 48, is an Executive Director and Executive Vice President of the Company. He joined the Board of Directors of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Mr. Liu Guiqing, age 53, is an Executive Director and Executive Vice President of the Company. He joined the Board of Directors of the Company in August 2019. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Madam Zhu Min, age 55, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company. She joined the Board of Directors of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited which is listed on the Main Board of the HKSE, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and a Director of Shanghai Pudong Development Bank Co., Ltd. which is listed on the Shanghai Stock Exchange. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Mr. Wang Guoquan, age 47, is an Executive Director and Executive Vice President of the Company. He joined the Board of Directors of the Company in August 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd. which is listed on the Shanghai Stock Exchange. Mr. Wang has extensive experience in management and the telecommunications industry.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Chen Shengguang, age 56, is a Non-Executive Director of the Company. He joined the Board of Directors of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, a Director of FSPG Hi-Tech Co., Ltd. which is listed on the Shenzhen Stock Exchange, a Non-Executive Director of Xingfa Aluminium Holdings Limited which is listed on the Main Board of the HKSE, a Director of Guangdong Silk-Tex Group Co., Ltd., the Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Mr. Tse Hau Yin, Aloysius, age 72, is an Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of the HKSE. Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the Main Board of the HKSE until October 2014). From 2004 to 2010, he was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the Main Board of the HKSE. From 2005 to 2016, Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the Main Board of the HKSE. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS AND SUPERVISORS

Professor Xu Erming, age 70, is an Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is an Independent Non-Executive Director of Comtec Solar Systems Group Limited, which is listed on the Main Board of the HKSE. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and was an Independent Supervisor of Harbin Electric Company Limited, which is listed on the Main Board of the HKSE. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Madam Wang Hsuehming, age 70, is an Independent Non-Executive Director of the Company. She joined the Board of Directors of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatisations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

APPENDIX I	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Yeung Chi Wai, Jason, age 65, is an Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non-Executive Director of Bank of Communications Co., Ltd, which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non-Executive Director of AviChina Industry & Technology Company Limited, which is listed on the Main Board of the HKSE. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited, which is listed on the Main Board of the HKSE and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited which is listed on the Main Board of the HKSE, from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited which is listed on the Main Board of the HKSE and the Shanghai Stock Exchange, from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

PROPOSED SUPERVISORS

Mr. Sui Yixun, age 56, is the Chairman of the Supervisory Committee of the Company. He joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited which is listed on the Main Board of the HKSE. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation, General Manager of China Telecom Inner Mongolia Autonomous Region branch and the Managing Director of audit department of the Company. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Xu Shiguang, age 40, is a Supervisor of the Company. He joined the Supervisor Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company proposes to amend the Articles of Association, details of which are set out as follows:

Article provisions before amendments	Article provisions after amendments

Article 14	Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

…	…

Value-added telecommunications businesses include:	Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) in T ianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business, Internet data centre business and content distribution network business in the People’s Republic of China.

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

…	…

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article provisions before amendments	Article provisions after amendments

Article 45

No change may be made to the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends.

Article 45

No change may be made to the register of shareholders as a result of a transfer of shares within twenty (20) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends. However, in the event that there is any other relevant provision applicable to the registration of changes of the Company’s register of shareholders as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange on which the Company’s shares are listed, such provision shall prevail.

Article 57	Article 57

The shareholders’ general meeting shall have the following functions and powers:	The shareholders’ general meeting shall have the following functions and powers:

…	…

(13) to consider motions raised by shareholders who represent 5% or more of the total number of voting shares of the Company;	(13) to consider motions raised by shareholders who represent 3% or more of the total number of voting shares of the Company;
…	…

Article 60

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (inclusive of the day on which the meeting is held) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.

Article 60

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting in the case of an annual general meeting, or at least ten (10) clear business days or fifteen (15) days, whichever is longer, in the case of an extraordinary general meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article provisions before amendments	Article provisions after amendments

Article 61

When the Company convenes a shareholders’ annual general meeting, shareholder(s) holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Article 61

When the Company convenes a shareholders’ general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Article 62

The Company shall, based on the written replies that it receives from the shareholders twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amounts to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall, within five (5) days, notify the shareholders by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after publication of such announcement.

A shareholders’ extraordinary general meeting shall not decide on any matter not stated in the notice for the meeting.

Article 62 A shareholders’ general meeting shall not decide on any matter not stated in the notice for the shareholders’ general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article provisions before amendments	Article provisions after amendments

Article 64

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within the interval of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 64

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article provisions before amendments	Article provisions after amendments

Article 92

Written notice of a class meeting shall be despatched to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days (inclusive of the day of the class meeting) before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply to the Company twenty (20) days before the date of the class meeting.

If the shareholders who intend to attend such class meeting represent more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

Article 92

In the event that the Company convenes a class meeting, the notice period for despatching written notice of such class meeting shall be the same as the notice period convening a non-class meeting as scheduled together with such class meeting. The written notice containing the matters to be considered at the meeting, the date and the place of the meeting shall be given to that class of shareholders whose names appear on the shareholders’ register.

NOTICE OF ANNUAL GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2019 will be held at 11:00 a.m. on Tuesday, 26 May 2020 at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2019 be considered and approved, and the Board be authorised to prepare the budget of the Company for the year 2020.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2019 be considered and approved.

3.

THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2020 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.

To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the seventh session of the Board of Directors of the Company:

4.1

THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF ANNUAL GENERAL MEETING

4.2

THAT the election of Li Zhengmao as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Li Zhengmao; and THAT the Board be and is hereby authorised to determine his remuneration.

4.3

THAT the election of Shao Guanglu as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Shao Guanglu; and THAT the Board be and is hereby authorised to determine his remuneration.

4.4

THAT the re-election of Chen Zhongyue as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Zhongyue; and THAT the Board be and is hereby authorised to determine his remuneration.

4.5

THAT the re-election of Liu Guiqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Liu Guiqing; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6

THAT the re-election of Zhu Min as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhu Min; and THAT the Board be and is hereby authorised to determine her remuneration.

NOTICE OF ANNUAL GENERAL MEETING

4.7

THAT the re-election of Wang Guoquan as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Guoquan; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8

THAT the re-election of Chen Shengguang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Shengguang; and THAT the Board be and is hereby authorised to determine his remuneration.

4.9

THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

4.10

THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

4.11

THAT the re-election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

NOTICE OF ANNUAL GENERAL MEETING

4.12

THAT the re-election of Yeung Chi Wai, Jason as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in the year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yeung Chi Wai, Jason; and THAT the Board be and is hereby authorised to determine his remuneration.

5.

To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the seventh session of the Supervisory Committee of the Company:

5.1

THAT the re-election of Sui Yixun as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Sui Yixun, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

5.2

THAT the re-election of Xu Shiguang as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution for a term of three years until the annual general meeting of the Company for the year 2022 to be held in year 2023; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Xu Shiguang, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his or her opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

NOTICE OF ANNUAL GENERAL MEETING

7.

THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, corporate bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2020 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved; THAT the Board or any two or more Directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds and corporate bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)

do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)

take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified;

NOTICE OF ANNUAL GENERAL MEETING

and THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by the National Association of Financial Market Institutional Investors; THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, register high quality entity corporate bonds with an aggregate amount not exceeding RMB30 billion in accordance with the relevant rules of the National Development and Reform Commission.

8.

THAT with respect to the Company’s issue of the aforementioned Debentures with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing arrangements to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)

Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)

Use of proceeds: The issuance of company bonds shall meet the requirements for repayment of interest-bearing debts, replenishing the operating working capital of the Company or for the purposes of investments in fixed assets and projects, etc..

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2020 is held;

and THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the Shareholders in this meeting and all matters relating to the issue);

NOTICE OF ANNUAL GENERAL MEETING

(b)

do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)

take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)

if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)

subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s Shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(e)

the Board be authorised to increase the registered capital of the Company as to reflect the issue of shares in the Company authorised under this special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 9 April 2020

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1)

Details of the resolutions stated above are set out in the 2019 annual report and the circular dated 9 April 2020 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from Sunday, 26 April 2020 to Tuesday, 26 May 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2020. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Tuesday, 26 May 2020 are entitled to attend the annual general meeting.

(3)

The Board of Directors of the Company has recommended a final dividend of HK$0.125 per share (pre-tax) for the year ended 31 December 2019 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 9 June 2020. The H Share Register of Members will be closed from Wednesday, 3 June 2020 to Tuesday, 9 June 2020 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Tuesday, 2 June 2020.

(4)

Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder of the Company. Each shareholder who wishes to appoint one or more proxies should read through the 2019 annual report and the circular dated 9 April 2020 of the Company.

(5)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting or any adjournment thereof. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)

Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before Tuesday, 5 May 2020.

(7)

Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)

The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

NOTICE OF ANNUAL GENERAL MEETING

(10)	PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

According to the Joint Statement in relation to General Meetings in light of the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation issued by The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission and the Prevention of Coronavirus Disease 2019 (“COVID-19”) guidelines issued by the Centre for Health Protection of the Department of Health, the Company will implement precautionary measures against COVID-19 at the Annual General Meeting for the sake of health and safety of our Shareholders, Directors, staff and other participants which include but not limited to:

•

compulsory body temperature checks at the main entrance of Grand Hyatt Hong Kong where the Annual General Meeting will be held. Any person who has a fever, i.e. with a body temperature shown on the hotel’s thermometer above 37 degrees Celsius, would not be allowed to access to the venue. Any denied entry to the venue shall also mean the person would not be allowed to attend the Annual General Meeting

•	mandatory use of surgical face masks during the attendance at the Annual General Meeting

•

the Company shall have the absolute discretion to refuse anyone who does not comply with the above precautionary measures, is subject to quarantine, has any flu-like symptoms or has travelled overseas within 14 days immediately before the Annual General Meeting, or has close contact with any person under quarantine or with recent overseas travel history access to the venue of the Annual General Meeting and attend the Annual General Meeting

•	appropriate distance and space will be maintained and as such, the Company may limit the number of attendees at the Annual General Meeting as appropriate to avoid over-crowding

•	the Company will not distribute corporate gifts or provide refreshments

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders to appoint the Chairman of the Annual General Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the Annual General Meeting in person. Depending on the development of the COVID-19 epidemic, the Company may implement further precautionary measures and may make relevant adjustments and arrangements for the Annual General Meeting and will issue further announcement as appropriate.

(11)

Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above), a Black Rainstorm Warning Signal or extreme conditions are in force on the day of the annual general meeting.

(12)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).